Ultra Electronics Holdings

Information and Documents for Exception under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended

I. PUBLIC DOCUMENTS

Part A	Information made public pursuant to UK Law
Part B	Information filed with the London Stock Exchange
Part C	Information distributed to security holders, published in newspapers, magazines and the company's website

II. TYPES OF INFORMATION REQUIRED TO BE FILED

III. US HOLDERS

SUPPL

06016434

RECEIVED
2006 AUG 30 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

dlw 8/30

I. Public Documents

Ref	Filing Date	Description
I.A.3	26/04/2006	Companies House Form 225 - Accounting ref. date extended
I.A.4	24/05/2006	RES01 - Authorisation of Allotment of Security
I.A.5	24/05/2006	Memorandum of Association
I.A.6	24/05/2006	Articles of Association
I.A.7	06/06/2006	Group of Companies' Accounts made up to 31/12/05
I.A.8	05/06/2006	Companies House Form 288c - Director's/Secretary's particulars changed
I.A.9	08/06/2006	Companies House Form 288c - Director's particulars changed
I.A.10	25/06/2006	Companies House Form 363a - Annual Return

BLUEPRINT 2000

RECEIVED
2006 AUG 30 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

363a

1·A·10

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Date of this return

The information in this return is made up to

Day		Month		Year			
2	5	0	6	2	0	0	6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			
2	5	0	6	2	0	0	7

Registered Office

Show here the address **at the date of this return.**

417 Bridport Road

*Any change of registered office **must** be notified on form 287.*

Post town: Greenford

County / Region: Middlesex

UK Postcode: UB6 8UA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

2830397/7005

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Lloyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

2 Temple Back East, Temple Quay

Post town: Bristol

County / Region: — UK Postcode: BS1 6EG

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): David John

Surname: Jeffcoat

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address: Walnut House, 36 Royal Oak Lane, Pirton

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Hitchin

County / Region: Herts — UK Postcode: SG5 3QT

Country: England

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	11 03 1946
Forename(s)	Christopher Stuart
Surname	Bailey
Address	Stone House, Westmancote
Post town	Nr. Tewkesbury
County / Region	Glos
UK Postcode	GL20 7EU
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Dr
Date of birth (Day Month Year)	23 12 1943
Forename(s)	Julian
Surname	Blogh
Address	Malvern, 83 Green Lane
Post town	Burnham Beeches
County / Region	Buckinghamshire
UK Postcode	SL1 8EG
Country	England
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 1 6 0 5 1 9 5 3

Forename(s): Douglas

Surname: Caster

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Ridge End, The Ridges, Finchampstead

Post town: Wokingham

County / Region: Berkshire

UK Postcode: RG40 3SY

Country: England

Nationality: British

Business occupation: Managing Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 1 6 1 0 1 9 5 0

Forename(s): Ian Roy

Surname: Griffiths

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Stoners Farm House, Berrow Hill Lane

Post town: Feckenham

County / Region: Worcs

UK Postcode: B96 6QL

Country: England

Nationality: British

Business occupation: Managing Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	2 8 0 9 1 9 5 4
Forename(s)	Andrew Norman
Surname	Hamment
Address	The Summer House, Chilton Road
Post town	Aylesbury
County / Region	Bucks
UK Postcode	HP18 9DA
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Dr
Date of birth (Day Month Year)	1 7 1 0 1 9 5 4
Forename(s)	Frank Robert
Surname	Hope
Address	Ashley House, 5 Ashley Hill Place, Cockpole Green,
	Wargrave
Post town	Reading
County / Region	Berkshire
UK Postcode	RG10 8NL
Country	England
Nationality	British
Business occupation	Managing Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	21 04 1950
Forename(s)	David John
Surname	Jeffcoat

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Walnut House, 36 Royal Oak Lane, Pirton
Post town	Hitchin
County / Region	Herts
UK Postcode	SG5 3QT
Country	England
Nationality	British
Business occupation	Group Finance Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	27 09 1951
Forename(s)	Andrew John
Surname	Walker

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	The Brownsend
Post town	Bromsberrow
County / Region	Gloucestershire
UK Postcode	HR8 1RX
Country	England
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	67,097,557	£3,354,877.85
Totals	67,097,557	3,354,877.85

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	X	
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed ______________ **Date** ______________

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Osborne Clarke, 2 Temple Back East, Temple Quay,
Bristol, BS1 6EG, England

Tel Tel: 0117 917 3000
Fax: 0117 917 3005

DX number 7818 DX exchange Bristol

BLUEPRINT 2000

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Plc Shareholders Address 2 Temple Back East, Temple Quay, Bristol, England UK postcode BS1 6EG	£0.05 ORDINARY Shares Held 67,097,557		
Name Address UK postcode			
Name Address UK postcode			

Companies House
— for the record —

288c(ef)

1.A.9

Change in the details of a Director or Secretary

RECEIVED
2006 AUG 30 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name: **ULTRA ELECTRONICS HOLDINGS PLC**

Company Number: **02830397**

Received for filing in Electronic Format on the: **08/06/2006**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **28/09/1954**

Original Name: **MR ANDREW NORMAN HAMMENT**

New Details

Date of Change: **08/06/2006**

New Address:
THE SUMMER HOUSE
CHILTON ROAD
LONG CRENDON
AYLESBURY
BUCKINGHAMSHIRE
ENGLAND HP18 9DA

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **08/06/2006** *Authenticated:* **Yes (E/W)**

Companies House

— for the record —

288c(ef)

1.A.8

Change in the details of a Director or Secretary

Company Name: **ULTRA ELECTRONICS HOLDINGS PLC**

Company Number: **02830397**

Received for filing in Electronic Format on the: **05/06/2006**

XKAFMG08

Personal Details Prior to Change

Position: **SECRETARY AND DIRECTOR** *Date of Birth:* **21/04/1950**

Original Name: **MR DAVID JOHN JEFFCOAT**

New Details

Date of Change: **05/06/2006**

New Address:
WALNUT HOUSE
36 ROYAL OAK LANE
PIRTON
HITCHIN
HERTS
ENGLAND SG5 3QT

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **05/06/2006** *Authenticated:* **Yes (E/W)**

Company No. 2830397

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

Incorporated 25 June 1993

as adopted by special resolution passed on 25 September 1996 and further amended by special resolutions passed on 27 April 2006.

CLIFFORD CHANCE

200 Aldersgate Street
London EC1A 4JJ

Telephone: 0171 600 1000
Fax: 0171 600 5555
Reference: JZB/U0400/150/JDG

CONTENTS

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

ALTERNATE DIRECTORS

REMUNERATION, EXPENSES AND PENSIONS

POWERS AND DUTIES OF THE BOARD

PROCEEDINGS OF DIRECTORS AND COMMITTEES

SECRETARY AND AUTHENTICATION OF DOCUMENTS

SEALS

DIVIDENDS AND OTHER PAYMENTS

ACCOUNTS

NOTICES

MISCELLANEOUS

Company No. 2830397

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

as adopted by special resolution passed on 25 September 1996

PRELIMINARY

1. **Interpretation**

(A) In the articles:

"**Act**" means, unless the context otherwise requires, the Companies Act 1985, including any statutory modification or re-enactment for the time being in force;

"**Acts**" means the Companies Acts 1985 and 1989 and all statutes and subordinate legislation for the time being in force concerning companies so far as they apply to the Company;

"**articles**" means these articles of association as amended from time to time;

"**auditors**" means the auditors of the Company;

"**board**" means the board of directors of the Company or the directors present or deemed to be present at a duly convened meeting of the directors at which a quorum is present;

"**business day**" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London;

"**certificated**" in relation to a share means a share which is recorded in the register as being held in certificated form;

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**director**" means, unless the context otherwise requires, a director of the Company;

"**dividend**" includes bonus;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by another method permitted by law;

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share;

"**London Stock Exchange**" means London Stock Exchange Limited;

"**member**" means, unless the context otherwise requires, a member of the Company;

"**office**" means the registered office of the Company;

"**operator**" means Operator as defined in the Uncertificated Securities Regulations;

"**paid**", "**paid up**" and "**paid-up**" include credited as paid or paid up;

"**participating issuer**" has the meaning given to that expression in the Uncertificated Securities Regulations;

"**participating security**" means a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations;

"**recognised person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated for the purposes of section 185(4) of the Act;

"**register**" means, unless the context otherwise requires, the register of members kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

"**relevant system**" has the meaning given to that expression in the Uncertificated Securities Regulations;

"**seal**" means, unless the context otherwise requires, the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Acts;

"**secretary**" means the secretary of the Company and includes any assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary;

"**Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 1995, including any modification, re-enactment or substitute regulations for the time being in force; and

"**uncertificated**" in relation to a share means a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system.

(B) Words and expressions contained in these articles which are not defined in paragraph (A) have, unless the contrary is indicated, the same meaning as in the Acts, but excluding any statutory modification to the Acts not in force at the date of adoption of these articles.

(C) For the purposes of these articles, references to a relevant system shall be deemed to relate to the relevant system on which the particular share or class of shares or renounceable right of allotment of a share concerned in the capital of the Company is a participating security for the time being and all references in these articles to the giving of an instruction by means of a relevant system shall be deemed to relate to a properly authenticated dematerialised instruction given in accordance with the Uncertificated Securities Regulations and the giving of such instructions shall be subject always to

(i) the facilities and requirements of the relevant system;

(ii) the extent permitted by the Uncertificated Securities Regulations; and

(iii) the extent permitted by or practicable under the rules and practices from time to time of the operator of the relevant system.

(D) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(E) The headings in the articles do not affect the interpretation of the articles.

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply as the regulations or articles of association of the Company.

SHARE CAPITAL

3. **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £4,500,000 divided into 90,000,000 ordinary shares of 5 pence each.

4. **Allotment**

(A) Subject to the Acts and relevant authority of the Company in general meeting required by the Acts, the board has general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of unissued shares (whether forming part of the original or any increased capital), or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms and conditions as the board may decide but no share may be issued at a discount.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for the first period and each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities pursuant to the authority conferred by paragraph (B), as if section 89(1) of the Act does not apply to such allotment, for the first period and each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities where the securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares and, if in accordance with their rights the board so determines, holders of other equity securities of any class made in proportion (as nearly as may be) to their existing holdings of ordinary shares or (as the case may be) other equity securities of the class concerned (so that any offer to other holders of equity securities of any class shall be on the basis of their rights to receive such offer or, failing which, shall be on the basis that their holdings had been converted into or that they had subscribed for ordinary shares on the basis then applicable) but subject to the board having a right to make such exclusions or other arrangements in connection with such offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory; and

(ii) allotments of equity securities for cash other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may during a prescribed period make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after the prescribed period and may allot securities in pursuance of that offer or agreement.

(E) In this article 4:

(i) "**first period**" means the period from the date of adoption of these articles to the date of the annual general meeting in 1997 or 15 months after the date of adoption of these articles, whichever is the earlier;

(ii) "**subsequent section 80 period**" means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) "**subsequent section 89 period**" means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) "**section 80 amount**" means, for the first period, £1,080,000 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) "**section 89 amount**" means, for the first period, £162,500 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company;

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions the board thinks fit.

5. Power to attach rights

Subject to the Acts and to the rights attached to existing shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the Company may by ordinary resolution decide, or, if no resolution is passed, as the board may decide.

6. Redeemable shares

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied whether or not the Company is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by:

(i) the creation, allotment or issue of further shares ranking pari passu with or subsequent to them; or

(ii) the purchase or redemption by the Company of its own shares in accordance with the Acts and article 40; or

(iii) the board resolving that a class of shares shall become, or the operator of the relevant system permitting such class of shares to be, a participating security.

8. **Commission**

The Company may exercise all powers conferred or permitted by the Acts of paying commission or brokerage. Subject to the Acts, commission or brokerage may be satisfied by the payment of cash or the allotment of fully- or partly-paid shares or the grant of an option to call for an allotment of shares or by any combination of these methods.

9. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and is not bound by or otherwise compelled to recognise (even if it has notice of it) an equitable, contingent, future, partial or other claim to or interest in a share other than an absolute right in the holder to the whole of the share.

10. **Uncertificated shares**

(A) Subject to the Acts, the board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

(B) Shares of a class shall not be treated as forming a separate class from other shares of that class merely because any such shares are from time to time held in uncertificated form.

(C) Any share of a class which is a participating security, may be changed from an

uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Securities Regulations.

(D) For so long as a class of shares remains a participating security, these articles shall only apply to uncertificated shares of that class to the extent they are consistent with:-

(i) the holding of shares in that class in uncertificated form;

(ii) the transfer of title to shares in that class by means of a relevant system; and

(iii) the Uncertificated Securities Regulations.

(E) Where the Company is entitled under any provisions of the Acts or the rules of any relevant system or under these articles to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares which are held in uncertificated form, the board shall have the power (subject to the extent permitted by the Uncertificated Securities Regulations and the rules of the relevant system) to take such steps as may be required, by instruction by means of a relevant system or otherwise, to effect such disposal, forfeiture, enforcement or sale and such powers shall (subject as aforesaid) include the right to:

(i) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

(ii) alter such computer-based entries so as to divest the registered holder of such shares of the power to transfer such shares to a person other than the transferee, purchaser or his nominee identified by the Company for this purpose; and/or

(iii) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps as may be necessary to sell or transfer such shares; and/or

(iv) appoint any person to take such other steps in the name of the holder of such shares as may be required to effect transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned.

11. **Right to certificate**

(A) Subject to the Acts and the requirements of the London Stock Exchange, a person (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) on becoming the holder of a certificated share is entitled, unless the terms of issue of the shares provide otherwise, without charge, to one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(B) Where a member (other than a recognised person) transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of certificated shares retained by him.

(C) The Company is not bound to issue more than one certificate for certificated shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares and the requirements of the London Stock Exchange.

(E) The Company shall not issue to any person a certificate in respect of any uncertificated share.

12. **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for certificated shares of that class.

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing certificated shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide.

(C) Where a certificate is worn out, defaced, lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity and security as the board may decide, and on surrender of the original certificate (where it is worn out or defaced).

13. **Company's lien on shares not fully paid**

(A) The Company has a first and paramount lien on every share (other than a fully-paid share) registered in the name of a member (whether solely or jointly with another person) for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

14. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien, the board may sell shares subject to the lien in such manner as it may decide, if the due date for payment of the relevant amounts has arrived and payment is not made within 14 clear days after the service of a notice in writing (stating, and demanding payment of, the amounts and giving notice of the intention to sell in default of payment) on the member concerned (or to a person entitled by transmission to the shares).

(B) To give effect to a sale, the board may authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of or the person entitled by transmission to the shares to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

15. **Application of proceeds of sale**

The net proceeds of a sale effected under article 14, after payment of the costs of the sale, shall be applied by the Company in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (in respect of any certificated shares sold under article 14 on surrender to the Company for cancellation of the certificate for the shares sold, or the provision of an indemnity (with or without security) as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member or a person entitled by transmission to the shares immediately before the sale.

16. **Calls**

Subject to the terms of allotment or issue, the board may make calls on members in respect of amounts unpaid on the shares or a class of shares held by them respectively (whether in respect of nominal value or a premium) and not payable on a date fixed by or in accordance with the terms of allotment or issue. Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

17. **Power to differentiate**

The board may make arrangements on the allotment or issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

18. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person by whom it is payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide, from and including the date fixed for payment until but excluding the date of actual payment and all costs, charges and expenses incurred by the Company by reason of the non-payment. The board may waive payment of the interest in whole or in part.

19. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide.

20. **Amounts due on allotment or issue treated as calls**

An amount which becomes payable in respect of a share on allotment or issue or on a date fixed pursuant to the terms of allotment or issue (whether in respect of nominal value or a premium) or as an instalment of a call is deemed to be a call. In case of non-payment, the provisions of the articles as to payment of interest and costs, charges and expenses, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

21. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call on or before the date fixed for payment, the board may serve notice on the member or on a person entitled by transmission to the share in respect of which the call was made demanding payment, on a date not less than 14 clear days from the date of the notice, of the amount of the call outstanding and any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state (i) the place where payment is to be made, and (ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

22. **Forfeiture for non-compliance**

If the notice referred to in article 21 is not complied with, a share in respect of which it is given may, at any time before payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture includes all dividends declared or other amounts payable in respect of the forfeited share and not paid before the forfeiture.

23. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give notice. An entry of the fact and date of forfeiture shall be made in the register.

24. **Disposal of forfeited shares**

(A) Until cancelled in accordance with the Acts, a forfeited share and all rights attaching to it are deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before the forfeiture the holder or to another person, on such terms and in such manner as the board may decide. Where for this purpose a forfeited share is to be transferred, the board may authorise a person to execute an instrument of transfer of the share to the transferee or, in respect of any forfeited share which is held in uncertificated form, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share.

(B) The board may before a forfeited share has been cancelled, sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration by a director or the secretary that a share has been forfeited on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the execution of an instrument of transfer, or transfer by means of the relevant system, as the case may be) constitutes good title to the share and the person to whom the share is disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

25. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect of it and shall, in respect of any forfeited share held in certificated form, surrender to the Company for cancellation the certificate for the forfeited share or shares. He remains liable to pay, and shall immediately pay to the Company, all calls, interest, costs, charges and expenses owing in respect of the share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at the rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of the share at the time of forfeiture or for consideration received on disposal.

26. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

UNTRACED SHAREHOLDERS

27. **Power of sale**

(A) The Company is entitled to sell the share of a member or of a person entitled by transmission if:

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) (or, if published on two different dates, the first date) (the "**relevant period**") the Company has paid at least three cash dividends (whether interim or final) in respect of the share;

(ii) throughout the relevant period no cheque, warrant or money order sent by the Company by post in a pre-paid envelope addressed to the holder of the share or to the person entitled by transmission to the share in accordance with article 124(B) has been presented to the paying bank, no payment made by the Company by any other means permitted by article 124 has been claimed or accepted and no communication has been received by the Company from the member or person entitled by transmission (in his capacity as member or person entitled by transmission);

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address referred to in paragraph (A)(ii);

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the member or person entitled by transmission (in his capacity as member or person entitled by transmission); and

(v) the Company has first given notice in writing to the London Stock Exchange of its intention to sell the share.

(B) In addition to the power of sale conferred by paragraph (A), if during the relevant period or a further period ending on the date when all the requirements of paragraphs (A)(i) to (v) have been satisfied an additional share has been allotted or issued in right of that held at the beginning of, or previously so allotted or issued during, those periods and all the requirements of paragraphs (A)(i) to (v) have been satisfied in respect of the additional share, the Company is entitled to sell the additional share.

(C) To give effect to a sale pursuant to paragraphs (A) or (B), in respect of certificated shares the board may authorise a person to execute an instrument of transfer of the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person

entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

28. **Application of proceeds of sale**

The Company shall account to the member or other person entitled by transmission to the share for the net proceeds of sale by carrying any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFER OF SHARES

29. **Method of transfer**

(A) A member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in another form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

(B) A member may transfer all or any of his uncertificated shares in the manner provided for in the rules and procedures of the relevant system and in accordance with and subject to the Uncertificated Securities Regulations.

(C) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it.

30. **Right to refuse registration of a transfer of a certificated share**

(A) Subject to article 69 and the requirements of the London Stock Exchange, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien. If that share has been admitted to the Official List of the London Stock Exchange, the board may not refuse to register the transfer if this would prevent dealings in the share from taking place on an open and proper basis.

(B) Subject to article 69 and the requirements of the London Stock Exchange, the board may also, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or renunciation of a renounceable letter of allotment unless all of the following conditions are satisfied:

(i) it is in respect of only one class of shares;

(ii) it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees;

(iii) it is duly stamped (if required); and

(iv) it is delivered for registration to the office or such other place as the board may decide, accompanied by the certificate for the certificated shares to which it relates (except in the case of a transfer by a recognised person where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

(C) If the board refuses to register the transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. All instruments of transfer which are registered may, subject to article 141, be retained by the Company.

31. **Registration of transfers of uncertificated shares**

(A) Subject to the requirements of the London Stock Exchange, the Company shall register a transfer of title to any uncertificated share or any renounceable right of allotment of a share which is a participating security held in uncertificated form in accordance with the Uncertificated Securities Regulations and the rules of the relevant system, but so that the board may refuse to register such a transfer in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Securities Regulations.

(B) If the board refuses to register the transfer of an uncertificated share or of any such uncertificated renounceable right of allotment of a share the Company shall, within two months after the date on which the transfer instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

32. **Fees on registration**

No fee may be charged by the Company for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instruction relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register.

33. **Suspension of registration and closing of register**

Subject to the Acts and the requirements of the London Stock Exchange, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares, but the Company shall not close any register relating to a participating security without the consent of the operator of the relevant system.

34. **On death**

(A) The Company may recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

(B) Nothing in the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him.

35. **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of any evidence the board may require, elect either to be registered as a member or to have a person nominated by him registered as a member.

(B) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall:

(i) if it is a certificated share, execute an instrument of transfer of the share to that person; or

(ii) if it is an uncertificated share, either:

(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

(b) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person.

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer or instruction (as the case may be) as if it were an instrument of transfer executed or instruction given by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred.

(D) The board may give notice requiring a person to make the election referred to in article 35(A). If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

36. **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease. The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 35 and 124, has the rights to which he would be entitled if he were the holder of the share. The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares.

ALTERATION OF SHARE CAPITAL

37. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

38. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the Company (treating holdings of the same member or members of uncertificated shares and certificated shares of the same class as if they were separate holdings, unless the board otherwise determines) may:

(i) sell fractions of a share to a person (including, subject to the Acts, to the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the persons entitled (except that if the amount due to a person is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company); or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to

a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to article 38(A)(i) the board may authorise a person to execute an instrument of transfer of shares to the purchaser or his nominee or, in respect of uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and may cause the name of the purchaser or his nominee to be entered in the register as the holder of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder and the title of the transferee shall not be effected by any irregularity or invalidity in the proceedings relating thereto. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to article 38(A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 131. In relation to the capitalisation the board may exercise all the powers conferred on it by article 131 without an ordinary resolution of the Company.

39. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

40. **Purchase of own shares**

Subject to the Acts and the requirements of the London Stock Exchange, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way.

GENERAL MEETINGS

41. **Annual general meeting**

The Company shall hold annual general meetings, which shall be convened by the board, in accordance with the Acts.

42. **Extraordinary general meeting**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

43. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 94.

44. **Length and form of notice**

(A) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board,

provided that the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

45. **Omission to send notice**

The accidental omission to send a notice of meeting or, in cases where it is sent out with the notice, an instrument of proxy to, or the non-receipt of either by, a person entitled to receive it does not invalidate the proceedings at a general meeting.

46. **Special business**

All business transacted at a general meeting is deemed special except the following business at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts;

(ii) the appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends; and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and the fixing, or determination of the manner of the fixing, of their remuneration.

PROCEEDINGS AT GENERAL MEETINGS

47. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which is not treated as part of the business of the meeting.

(B) The quorum for a general meeting is for all purposes two members present in person or by proxy and entitled to vote.

48. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes from the time fixed for the start of the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such time (being not less than 14 days nor more than 28 days later) and place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is two members present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

(C) The Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

49. **Chairman**

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present within five minutes after the time fixed for the start of the meeting or neither is willing to act, the directors present shall select one of their number to be chairman. If only one director is present and willing to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

50. **Director's right to attend and speak**

A director is entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

51. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to (i) secure the proper and orderly conduct of the meeting, (ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting, or (iii) ensure that the business of the meeting is properly disposed of.

52. **Notice of adjourned meeting**

Without prejudice to article 48(C) and subject always to article 44(E), whenever a meeting is adjourned for 28 days or more or for an indefinite period, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances, and subject to article 48(C) and article 44(E), it is not necessary to give notice of an adjourned meeting or of the business to be transacted at the adjourned meeting.

53. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

54. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to (i) participate in the business for which the meeting has been convened, (ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, and (iii) be heard and seen by all other persons present in the same way.

55. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board is entitled to refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions.

VOTING

56. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is duly demanded.

(B) Subject to the Acts, a poll may be demanded on any question by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(C) Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

57. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll is deemed to be the resolution of the meeting at which the poll is demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand is made. In the case of a poll demanded before the declaration of the result of a show of hands, the meeting shall continue as if the demand has not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

58. **Votes of members**

(A) Subject to any special terms as to voting on which shares have been allotted or issued, or any suspension or abrogation of voting rights pursuant to the articles, at a general meeting every member present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

59. **Casting vote**

In the case of an equality of votes the chairman has, on a show of hands and on a poll, a casting vote in addition to any vote to which he is entitled as a member.

60. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

61. **Voting by proxy**

(A) An instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed by the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) An instrument of proxy is deemed (unless the contrary is stated in it) to confer authority to

demand or join in demanding a poll and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(C) A proxy need not be a member.

(D) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share.

(E) Deposit of an instrument of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(F) An instrument of proxy is (unless the contrary is stated in it) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. An instrument of proxy is valid for 12 months from the date of execution.

(G) Subject to the Acts and the requirements of the London Stock Exchange, the Company may send an instrument of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent the instrument shall provide for two-way voting (without prejudice to a right to abstain) on all resolutions set out in the notice of meeting.

62. **Deposit of proxy**

An instrument of proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) deposited at the office, or another place in the United Kingdom specified in the notice convening the meeting or in an instrument of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote;

(ii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, deposited as required by paragraph (i) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iii) in the case of a meeting adjourned for less than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An instrument of proxy not deposited or delivered in accordance with this article is invalid.

63. **When votes by proxy valid though authority revoked**

A vote given or poll demanded by a proxy or authorised representative of a company is valid despite termination of his authority unless notice of termination is received by the Company at the office (or other place specified for depositing the instrument of proxy) at least one hour before the time for holding the meeting or adjourned meeting at which the vote is given or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATE REPRESENTATIVE

64. A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

OBJECTIONS TO AND ERROR IN VOTING

65. No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the result of the voting if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman is conclusive and binding on all concerned.

AMENDMENTS TO RESOLUTIONS

66. No amendment to a resolution duly proposed as a special or extraordinary resolution other than an amendment to correct a patent error may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution other than an amendment to correct a patent error may be considered or voted on unless either (i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office, or (ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on. If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

MEMBERS' WRITTEN RESOLUTIONS

67. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present is as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it has effect accordingly.

CLASS MEETINGS

68. A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member, other than a director, is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be given except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is two persons holding shares of that class who are present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

FAILURE TO DISCLOSE INTERESTS IN SHARES

69.

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in right of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member is not entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member is not entitled to elect, pursuant to article 128, to receive shares instead of a dividend; and

(b) no transfer of any default shares held in certificated form shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer; and/or

(c) the board may give notice in writing to any member holding default shares in uncertificated form, requiring the member to change his holding of uncertificated default shares to certificated form within any period specified in the notice and requiring the member to continue to hold such default shares in certificated form for so long as the default subsists. The board may also appoint any person to take such other steps, by instruction by means of a relevant system or otherwise, in the name of the holder of such default shares, to effect conversion of such shares to certificated form and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated default shares.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 69:

(i) a person, other than the member holding a share, is treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) "**interested**" is construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means 14 days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or another stock exchange outside the United Kingdom on which shares in the capital of the Company are normally traded; or

(c) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

70. **Number of directors**

Unless and until otherwise decided by the Company by ordinary resolution the number of directors is subject to a maximum of 15 and must not be less than two.

71. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles.

72. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

73. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold employment or executive office (including, without limitation, that of chief executive officer) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

74. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

75. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

76. **Retirement by rotation**

At each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. If there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

77. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

78. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

79. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director is, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

80. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

81. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiration of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

82. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iii) he becomes bankrupt, has an interim receiving order made against him, makes an arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(iv) an order is made by a court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian, receiver, curator bonis or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the board resolves that his office be vacated;

(v) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated; or

(vi) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

83. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office, or in any other manner approved by the board, appoint as his alternate director:

(i) another director, or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director is effective until his consent to act as a director in the form prescribed by the Acts has been received at the office.

(B) An alternate director need not be a member and is not counted in reckoning the number of directors for the purpose of article 70.

84. **Revocation of appointment**

A director may by notice delivered to the secretary at the office revoke the appointment of his alternate director and, subject to the provisions of article 83, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

85. **Participation in board meetings**

An alternate director is, if he gives the Company an address in the United Kingdom at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

86. **Responsibility**

A person acting as an alternate director is an officer of the Company, is alone responsible to the Company for his acts and defaults, and is not deemed to be the agent of his appointor.

87. **Directors' fees**

Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (not exceeding £200,000 per annum or such larger amount as the Company may by ordinary resolution decide). The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles and accrues from day to day.

88. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

89. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures.

90. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 89 had he been a director.

91. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of (i) the Company, (ii) a company which is or was a subsidiary undertaking of the Company, (iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company, or (iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company (or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

92. **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles.

POWERS AND DUTIES OF THE BOARD

93. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business of the Company is managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

94. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

95. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

96. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit to a committee consisting of one or more directors and (if thought fit) one or more other persons. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

97. **Local management**

The board may establish local or divisional boards or agencies for managing the affairs of the Company in a specified locality, either in the United Kingdom or elsewhere, and may appoint persons to be members of a local or divisional board or agency, and may fix their remuneration. The board may delegate to a local or divisional board or agency any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the local or divisional board or agency and may authorise the members of a local or divisional board or agency (or any of them) to fill a vacancy or to act despite a vacancy. The board may at any time revoke or alter the terms and conditions of the appointment or delegation. Subject to terms and conditions imposed by the board, the proceedings of a local or divisional board or agency with two or more members are governed by those articles that regulate the proceedings of the board, so far as applicable.

98. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

99. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

100. **Exercise of voting powers**

Subject to article 103, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

101. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

102. **Registers**

(A) Subject to the Acts, the Company shall enter on the register how many certificated shares and uncertificated shares each member holds.

(B) Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of any such register, provided however that those members who hold uncertificated shares may not be entered as holders of those shares on an overseas branch register.

103. **Borrowing powers**

(A) Subject to the following provisions of this article, the board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

(B) The board shall restrict the borrowings of the Company and shall exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure (as regards subsidiary undertakings, to the extent possible) that the aggregate principal amount outstanding in respect of moneys borrowed by the group does not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to twice the adjusted capital and reserves.

(C) In this article:

(i) "**adjusted capital and reserves**" means a sum equal to the aggregate of:

(a) the amount paid up on the allotted share capital of the Company; and

(b) the amount standing to the credit or debit of the consolidated reserves;

all as shown in the relevant balance sheet but after:

(c) making all adjustments which are, in the opinion of the board, necessary or appropriate to take account of:

(I) a variation in the amounts referred to in paragraphs (a) and (b) since the date of the relevant balance sheet arising out of the allotment of shares in the capital of the Company; for this purpose if a proposed allotment of shares by the Company for cash has been underwritten, those shares are deemed to have been allotted and the amount (including any premium) of the subscription moneys payable in respect of those shares (not being moneys payable later than six months after the date of allotment) are deemed to have been paid up to the extent underwritten on the date on which the issue of those shares was underwritten (or, if the underwriting was conditional, the date on which it became unconditional);

(II) other changes in circumstances since the date of the relevant balance sheet; and

(d) adding back to the relevant balance sheet (as adjusted pursuant to the preceding provisions of this article) goodwill arising on acquisitions of group undertakings after 1 January 1993 which has been written off or amortised against reserves in accordance with generally accepted accounting practice in the United Kingdom, these amounts to be certified by the auditors; and

(e) deducting (so far as not already deducted or provided for) the amount of a distribution declared, recommended or paid by a group undertaking to a person other than

a group undertaking out of profits accrued up to and including the date of, but not provided for in, the relevant balance sheet;

(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards.

(ii) "**group**" means:

(a) the Company;

(b) all undertakings which are included in the consolidated group accounts in which the relevant balance sheet is comprised and which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year);and

(c) all undertakings which are not included in the consolidated group accounts in which the relevant balance sheet is comprised but which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year);

(iii) "**group undertaking**" means the Company or another undertaking in the group;

(iv) "**moneys borrowed**" means all moneys borrowed including, without limitation:

(a) the nominal amount of and the amount of any premium paid in respect of any allotted share capital (not being equity share capital) of a group undertaking other than the Company not beneficially owned, directly or indirectly, by another group undertaking;

(b) any amount raised by acceptance under an acceptance credit facility;

(c) any amount raised under a note purchase facility;

(d) the amount of any liability in respect of a lease or hire purchase contract which would, in accordance with generally accepted accounting standards in the United Kingdom, be treated as a finance or capital lease;

(e) the amount of any liability in respect of a purchase price for assets or services the payment of which is deferred for a period of more than 90 days;

(f) any amount raised under another transaction (including, without limitation, a forward sale or purchase agreement or any debentures whether secured or unsecured) having the commercial effect of a borrowing; and

(g) any fixed or minimum premium payable on repayment of any borrowing or deemed borrowing;

but excluding:

(h) borrowings by one group undertaking from another, including the principal amount of any loan capital (whether secured or unsecured) and the nominal amount of any allotted or issued share capital (not being equity share capital) of a group undertaking beneficially owned, directly or indirectly, by another group undertaking;

(i) borrowings for the purpose of financing a contract to the extent that the price receivable under the contract is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by another person fulfilling a similar function;

(j) borrowings for the purpose of, and applied within six months of being made in, repaying the whole or part of borrowings that constitute moneys borrowed for the purposes of this article, pending their application for that purpose within that period; and

and in calculating moneys borrowed for the purposes of this article, there shall be deducted:

(k) an amount equal to the aggregate of:

(I) all cash in hand and cash deposits repayable on demand with any bank or financial institution (not itself a group undertaking); and

(II) investments which are readily convertible into known amounts of cash with notice of 48 hours or less;

in each case beneficially owned, directly or indirectly, by a group undertaking and whether denominated in sterling or in a currency other than sterling;

(v) "**relevant balance sheet**" means the consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings comprised in the latest group accounts prepared and approved by the board and on which the auditors have made their report pursuant to the Acts.

(D) When the amount of moneys borrowed to be taken into account for the purposes of this article on a particular day is being calculated, moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(i) at the rate of exchange specified in a forward purchase contract, currency option, back-to-back loan, swap or other arrangement taken out or entered into to reduce the risk associated with fluctuations in rates of exchange in respect of repayment of those moneys (a "**hedging agreement**"); or

(ii) if those moneys were borrowed on or before the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of:

(a) the rate of exchange used for the conversion of that currency in the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made; or

(iii) if those moneys were borrowed after the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of:

(a) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the date of the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made.

(E) A report of the auditors as to the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed for the purposes of this article is conclusive and binding on all concerned. Nevertheless the board may at any time act in reliance on a bona fide estimate of the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed. If in consequence the limit on moneys borrowed set out in this article is inadvertently exceeded, the amount of moneys borrowed equal to the excess may be disregarded for 90 days after the date on which by reason of a determination of the auditors or otherwise the board becomes aware that this situation has or may have arisen.

(F) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article is invalid or ineffectual except where express notice that the limit has been or will be exceeded has been given to the lender or recipient of the security at the time when the debt is incurred or security given. No lender or other person dealing with the Company is concerned to see or enquire whether the limit is observed.

104. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

DIRECTORS' INTERESTS

105.

(A) Subject to the Acts and paragraph (B) of this article 105, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such office, employment, contract, arrangement, transaction or proposal and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) Except as provided in this article, a director may not vote on a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings under which the director is not awarded a privilege or benefit not generally awarded to the employees to whom it relates;

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit;

(vii) the funding of expenditure by one or more Directors in defending proceedings against him or them or doing anything to enable such Director or Directors to avoid incurring such expenditure; and

(viii) indemnities in favour of Directors which are consistent with, or no more onerous than, the provisions of these articles.

(D) A director may not vote or be counted in the quorum on a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned shall be conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted

in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote shall be conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

106. **Board meetings**

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

107. **Notice of board meetings**

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from the United Kingdom may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made it is not necessary to give notice of a board meeting to a director who is absent from the United Kingdom.

108. **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

109. **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

110. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote.

111. **Participation by telephone**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

112. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

113. **Proceedings of committees**

(A) Proceedings of committees of the board shall be conducted in accordance with terms prescribed by the board (if any). Subject to those terms and article 113(B), proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

114. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, the Company or the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

115. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

116. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by

or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

117. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

118. **Safe custody**

The board shall provide for the safe custody of every seal.

119. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

120. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

121. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

122. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividend as well as on shares with preferred rights, unless at the time of payment a preferential dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

123. **Entitlement to dividends**

Except as otherwise provided by the rights attached to shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share. Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

124. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) if the board in its absolute discretion thinks fit by making payments in respect of uncertificated shares through the relevant system.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address, (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 140, or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share, (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share, and in either case that holder or person may give an effective receipt for the payment, and (ii) for any of the purposes of this article 124, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, or by means of the relevant system, the Company is not responsible for amounts lost or delayed in the course of transfer or in carrying out those directions. Notwithstanding any other provision of these articles relating to payments in respect of shares, where:

(i) the board determines to make payments in respect of uncertificated shares through the relevant system, they may also determine to enable any holder of uncertificated shares to elect not to so receive dividends through the relevant system and, in such event, establish procedures to enable such holder to make, vary or revoke any such election; and

(ii) the Company receives an authority in respect of such payments in respect of shares in a form satisfactory to it from a holder of any share (whether such authority is given in writing or by means of the relevant system or otherwise), the Company may make, or procure the making of, such payments in accordance with such authority and any payment made in accordance with such authority shall constitute a good discharge therefor.

(E) Without prejudice to article 69, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided any evidence of his right that the board may reasonably require.

125. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

126. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

127. **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

128. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

129. **Payment of dividends in specie**

Without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

130. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("**new shares**") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 130(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 130(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**"). For this purpose the "**average quotation**" of each of the new shares is the average of the middle-market quotations for a fully-paid share of the Company of that class derived from the Daily Official List of the London Stock Exchange on the business day on which the relevant class of shares is first quoted "ex" the relevant dividend (or such other date as the board may deem appropriate to take account of any subsequent issue of shares by the Company) and the four subsequent business days or shall be as determined by or in accordance with the resolution under article 130(A).

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 130(A)), including, without limitation:

(i) the giving of notice to holders of the right of election offered to them;

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

(iii) determination of the procedure for making and revoking elections;

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares

for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 131. In relation to the capitalisation the board may exercise all the powers conferred on it by article 131 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

CAPITALISATION OF PROFITS

131. Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares

or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

RECORD DATES

132. Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

133. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board.

134. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person in place of the documents required to be sent or delivered by article 134(A).

NOTICES

135. **Notices to be in writing**

A notice to be given to or by a person pursuant to the articles shall be in writing except that a notice convening a meeting of the board or of a committee of the board need not be in writing.

136. **Service of notices and other documents on members**

(A) A notice or other document may be given to a member by the Company either personally or by sending it by post in a pre-paid envelope addressed to the member at his registered address, or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member.

(B) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

(C) If a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address in the United Kingdom at which notices or other documents may be given to him, he is entitled to have notices given to him at that address, but otherwise no such member or person is entitled to receive a notice or other document from the Company.

137. **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

138. **Evidence of service**

(A) A notice or other document addressed to a member at his registered address or address for service in the United Kingdom is, if sent by post, deemed to be given within 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) A notice or document not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

(C) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(D) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

139. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

140. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

DESTRUCTION OF DOCUMENTS

141.

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the register is made at any time

after six years from the date an entry in the register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

WINDING UP

142. On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

INDEMNITY

143.

(A) Subject to the provision of, and so far as is permitted by and consistent with the Acts, every Director, Secretary or other Officer of the Company shall be fully indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company (as defined in section 309A(6) of the Act) (an "Associated Company") other than (i) any liability to the Company or any Associated Company and (ii) any liability of the kind referred to in sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a Director, Secretary or other Officer of the Company is indemnified against any liability in accordance with this Article 143 (A), such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

(B) Article 143 (A) also covers any liability to pay an amount in respect of shares acquired by a nominee of the Company.

(C) So far as the Acts allow, every Director, Secretary or other Officer of the Company is exempted from any liability to the Company where that liability would be covered by the indemnity in article 143 (A).

(D) For the purposes of this article 143 each of the following is a Relevant Company:

(a) the Company;
(b) any holding Company;
(c) any body, whether or not incorporated, in which the Company or such holding Company or any of the predecessors of the Company or of such holding Company has or had any interest, whether direct or indirect; and
(d) any body, whether or not incorporated, which is in any way allied to or associated with the Company, or any subsidiary of the Company or such other body.

(E) Without limiting articles 143 (A) and 143 (B) in any way, the Directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or may become or were at any time:

(a) Directors, Officers or employees of any Relevant Company; or
(b) Trustees of any pension fund or employees' benefit scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability incurred by such persons for any act or omission:
(a) in performing or omitting to perform their duties; and/or
(b) in exercising or omitting to exercise their powers; and/or
(c) in supposedly doing any of these things; and/or
(d) otherwise in relation to their duties, powers or offices in the Company or in any subsidiary of the Company or in any other company or body undertaken at the request of the Company.

(F) Subject to the provisions of, and so far as is permitted by and consistent with the Acts, the Company (i) shall provide a Director, Secretary or other Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in section 337A(2) of the Act and (ii) shall do anything to enable a Director, Secretary or other Officer of the Company to avoid incurring such expenditure, but so that the terms set out in section 337A(4) to (6) of the Act shall apply to any such provision of funds or other things done.

C L I F F O R D

C H A N C E

LIMITED LIABILITY PARTNERSHIP

1.A.5

RECEIVED

2006 AUG 30 P 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

Incorporated the 25th day of June 1993 and amended by
Special Resolutions passed on 30 August 1996 and 27 April 2006.

Company No: 2830397

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

ULTRA ELECTRONICS HOLDINGS PLC

(adopted 25 June 1993 and amended by a special resolutions passed on 30 August 1996 and 27 April 2006)

1. The Company's name is Ultra Electronic Holdings plc.[1]

2. The Company is to be a public company.[2]

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:-

(A) To carry on the business of a holding company and to acquire by purchase, exchange, subscription or otherwise and hold shares and securities issued or guaranteed by and make loans to a trading company or holding company or other trading companies and co-ordinate the administration, policies, management, control, research, planning, trading and any and all other activates of and to act as financial advisers and consultants to any such company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed.

(B) To carry on any other trade or business whatsoever which can be advantageously carried on by the Company in connection with or as ancillary to any of the businesses or objects of the Company.

(C) To accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes, bonds and other instruments and securities, whether negotiable or otherwise.

[1] By special resolution dated 23 August 1993 the Company name was changed from OVAL (886) Limited to Ultra Electronics Holdings Limited. By special resolution dated 30 August 1996 the Company name was changed to Ultra Electronics Holdings plc.

[2] Inserted by special resolution dated 30 August 1996, whereby the Company was converted to a public company.

(D) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, dispose of and deal with, shares, bonds, obligations, or any other securities or units whatsoever of any company, fund, trust, business, undertaking or other entity and any options or other rights in respect thereof, and to buy and sell foreign exchange.

(E) To acquire and assume for any estate or interest and to take options over, construct, develop, turn to account, exploit and deal with any property, real or personal, and rights of any kind.

(F) To purchase, acquire, undertake or assume the whole or any part of the business, undertaking goodwill, assets and liabilities of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company carries on or is authorised to carry on or which is possessed of or entitled to any property or rights of whatsoever nature which may be thought advantageous to, or suitable for the purposes of, the Company.

(G) To sell, exchange, mortgage, charge, let on rent, share of profit, royalty or otherwise, grant licences, easements, options and other rights over, and in any other manner deal with or dispose of all or any part of the undertaking, property and assets both present and future of the Company, or any part thereof, for such consideration as may be thought fit, and in particular for shares or any other securities whatsoever, whether fully or partly paid up.

(H) To amalgamate or enter into partnership or any profit sharing or joint venture arrangement or association with, and to co-operate or participate in any way with, and assist or subsidise any person, company, firm or other entity whatsoever.

(I) To co-ordinate, manage, finance, subsidise or otherwise assist any company or companies or other organisations or entities in which the Company is a member or participant or in which the Company otherwise has any direct or indirect interest and to provide for them administrative, executive, managerial, secretarial and other services and generally otherwise to carry on business as a holding company.

(J) To apply for and take out, purchase or otherwise acquire any trade or service marks or names, designs, patents, patent rights, copyright, inventions, secret processes or formulae and any other intellectual property rights of any kind and to carry out experiments and research work in connection therewith and to protect, maintain, develop, exploit, turn to account and deal with the same.

(K) To borrow and raise money and to secure or discharge any debt or obligation in any manner whatsoever and, in particular, by mortgages of or charges upon all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company or by the creation and issue of securities of any description.

(L) To lend, advance or deposit money or give or provide credit or any other form of financial accommodation to any person, firm, company or other entity whatsoever and whether with or without security and otherwise on such terms as may be thought fit.

(M) To invest all moneys of the Company not immediately required in such manner as may be thought fit and to hold, dispose of and otherwise deal with any investments so made.

(N) To enter into any guarantee, contract of indemnity or suretyship or to provide security, with or without consideration, whether by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by any other method or in any other manner, for the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm, company or other entity including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or which is otherwise associated with the Company.

(O) To promote or join in the promotion of any company, firm or other entity whatsoever whether or not carrying on a business or having objects similar to those of the Company.

(P) To promote and apply for any Act of Parliament, statutory instrument, order, licence or other authority for the purposes of effecting any modification to the Company's constitution or for any other purpose whatsoever which may be intended or calculated, directly or indirectly, to promote the Company's interests or to enable it to carry into effect any of its objects.

(Q) To enter into any agreement or arrangement with any government or governmental or other regulatory authority or person which may seem conducive to the attainment or implementation of the Company's objects or any of them and to obtain any orders, rights, privileges, franchises, and concessions and to carry out, enjoy, exercise and comply with the same.

(R) To pay all costs, charges and expenses preliminary and incidental to the promotion, formation, establishment and incorporation of the Company or to enter into any agreement for the same, and including the payment of commission or other remuneration or reward to any person for underwriting, placing, selling, subscribing or otherwise assisting in the issue of any securities of the Company or in or about its formation.

(S) To procure the registration or incorporation of the Company in or under the laws of any territory outside England.

(T) To the extent permitted by law, to give any form of financial assistance (as defined in Section 152 of the Companies Act 1985), directly or indirectly, for the purpose of, or in connection with, any acquisition or proposed acquisition of shares in the Company and/or any reduction or discharge of a liability incurred by any person for the purpose of such an acquisition.

(U) To support and to subscribe or guarantee the payment of any money or transfer of any property whatsoever, to any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely, directly or indirectly, to further the interests of the Company or of its members.

(V) To establish, maintain and/or contribute to any pension, superannuation, death benefits, funds or schemes for the benefit of, and to give, award, or procure the giving or awarding, of donations, pensions, gratuities, allowances, annuities, emoluments or other benefits whatsoever to any persons who are or have at any time been in the employment or service of the Company or of any company which is its holding company or which is a subsidiary of either the Company or any such holding company or of any company which is otherwise allied to or associated with the Company, or who are or have at any time been Directors or officers (or held comparable or equivalent offices) of the Company or of any such other company, and also to the wives, widows, families and dependants of any such persons; to establish, subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit all or any such persons; to make payments for or towards the insurance of any such persons and, to the extent as may be permitted by law, to indemnify or to exempt any such person against or from any liability; to establish, support and maintain any form of profit-sharing, share purchase, share incentive, share option or employees' share scheme for any such persons and to lend money to any persons eligible to participate therein or benefit therefrom (or to trustees on their behalf) for the purposes of or in connection with the operation and enjoyment of any such scheme.

(W) To provide a Director, former Director, Company Secretary or other Officer of the Company with funds to meet expenditure incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in section 337A of that Act and to do anything to enable a Director, former Director, Company Secretary or other Officer of the Company to avoid incurring such expenditure.

(X) To distribute amongst the members of the Company, in specie or otherwise, all or any part of the property, undertaking or assets of the Company.

(Y) To do all or any of the things and matters aforesaid in any part of the world, either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, intermediaries, subsidiary companies or otherwise and either alone or in conjunction with others.

(Z) To do all such other things as may be considered incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that:

(1) none of the objects set out in this Clause shall be restrictively construed but the widest interpretation shall be given to each such object which shall not, except where the

context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other object set out above;

(2) none of the sub-clauses of this clause shall be construed as being subsidiary or ancillary to any of the objects specified in any other sub-clause and the same shall each be construed as if they constituted the objects of a separate, distinct and independent company;

(3) the word "company" in this Clause, except where used in reference to the Company shall include any partnership or other body of persons, whether incorporated or not, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere. The word "person" shall include any company as well as any legal or natural person and the words "and" and "or" shall also mean "and/or" where the contract so permits.

5. The liability of the Members is limited.

6. The Company's share capital is £4,500,000 divided into 90,000,000 ordinary shares of 5p each.[3]

[3] On incorporation, the authorised share capital of the Company was £100 divided into 100 ordinary shares of £1 each. By special resolution on 23 August 1993, the authorised share capital of the Company was increased to £200 by the creation of 100 ordinary shares of £1 each. By special resolution on 8 October 1993, the existing ordinary shares of £1 were each divided into 100 ordinary shares of 1p each. By special resolution on the same date, the authorised share capital of the Company was increased to £3,000 by the creation of 280,000 ordinary shares of 1p each. By special resolution on 9 October 1993, new articles of association were adopted varying the rights of the holders of the ordinary shares of 1p, and the authorised share capital was increased to £17,641,110.32 by the creation of 811,112 "A" ordinary shares of 1p each and 19,588,888 redeemable cumulative preference shares of 90p each. By special resolution on 25 September 1996, all the "A" ordinary shares of 1p each were consolidated as "A" ordinary shares of 5p each and were then redesignated as ordinary shares of 1p each. By the same resolution the company's authorised share capital was reduced to £4,500,000, divided into 90,000,000 ordinary shares of 5p each, by the cancellation of ordinary shares and 19,588,888 redeemable cumulative preference shares of 90p each.

WE, the subscribers to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	NUMBER OF SHARES TO BE TAKEN BY EACH SUBSCRIBER
JANIS LAW FOR AND ON BEHALF OF OVALSEC LIMITED DIRECTOR	One
30 Queen Charlotte Street Bristol BS99 7QQ	
SIMON BESWICK FOR AND ON BEHALF OF OVAL NOMINEES LIMITED DIRECTOR	One
30 Queen Charlotte Street Bristol BS99 7QQ	
Total Shares taken	Two

DATED the 17 day of June 1993

WITNESS to the above Signatures:-
Helen Feather
30 Queen Charlotte Street
Bristol
BS99 7QQ

No: 2830397

RECEIVED 2006 AUG 30 P 1:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

1.A.4

The Companies Act 1985

Public Company Limited by Shares

Resolutions

of

Ultra Electronics Holdings plc

(passed on 27 April 2006)

At the **Annual General Meeting** of the company duly convened and held at Bridport Road, Greenford, Middlesex on 27 April 2006 the following resolutions were duly passed, resolution 8 being passed as an ordinary resolution of the company and resolutions 9 to 12 (inclusive) as special resolutions of the company, by all the members entitled to attend and vote at the Meeting:

Resolution 8:
That in substitution for all existing authorities the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £1,120,357 (approximately one third of the allotted and fully paid share capital of the Company) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) 15 months after the passing of this resolution or at the conclusion of the next Annual General Meeting of the Company, whichever first occurs, but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired.

Resolution 9:
That the definition of "adjusted capital and reserves" in article 103(C)(i) of the Company's Articles of Association be amended by the addition of the following article 103(C)(i)(f):

> "(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards".

Resolution 10:
That, in substitution for all existing powers and subject to the passing of resolution 8, the Directors be generally empowered, in accordance with Article 4 of the Articles of Association, to allot equity securities for cash provided that the power conferred by this resolution:

(A) will expire 15 months after the passing of this resolution or at the conclusion of the next Annual General Meeting of the Company, whichever first occurs, but the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and

(B) is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offer as they deem necessary or expedient:

(A) to deal with equity securities representing fractional entitlements; and

(B) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange; or any other matter whatsoever; and

(ii) allotments of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount of £168,053.

Resolution 11:
That the Company be generally and unconditionally authorised to make one or more market purchases (within the meaning of S163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company ('ordinary shares') provided that:

(i) The maximum aggregate number of ordinary shares authorised to be purchased is 3,361,054 (representing 5% of the issued share capital);

(ii) The minimum price which may be paid for an ordinary share is 5p;

(iii) The maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which that ordinary share is purchased;

(iv) This authority expires at the conclusion of the next Annual General Meeting of the Company or within 12 months from the date of the passing of this resolution whichever is earlier; and

(v) The Company may make a contract to purchase ordinary shares under this authority before the expiry of the authority which will or may be executed wholly or partly after the expiry of the authority, and may make a purchase of ordinary shares in pursuance of any such contract.

Resolution 12:

That, the Companies Memorandum and Articles of Association be amended as follows:

(A) the Company's Memorandum of Association:

(i) by the insertion in clause 4(V) of the following words "and, to the extent as may be permitted by law, to indemnify or to exempt any such person against or from any liability" immediately after the words "to make payments for or towards the insurance of any such persons";

(ii) by the insertion of a new clause 4(W) as follows, and the renumbering of the subsequent clauses accordingly:

"(W) To provide a Director, former Director, Company Secretary or other Officer of the Company with funds to meet expenditure incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in section 337A of that Act and to do anything to enable a Director, former Director, Company Secretary or other Officer of the Company to avoid incurring such expenditure."

(B) the Company's Articles of Association:

(i) by the insertion of new articles 105(c)(vii) and (viii) as follows:

"(vii) the funding of expenditure by one or more Directors in defending proceedings against him or them or doing anything to enable such Director or Directors to avoid incurring such expenditure; and

(viii) indemnities in favour of Directors which are consistent with, or no more onerous than, the provisions of these articles."

(ii) by the deletion of the word "and" at the end of article 105(c)(v), and the deletion of the full stop at the end of article 105(c)(vi) and the insertion of ";" in its place.

(iii) by the deletion of article 143 and the insertion of a new article 143 as follows:

"143.1 Subject to the provision of, and so far as is permitted by and consistent with the Acts, every Director, Secretary or other Officer of the Company shall be fully indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company (as defined in section 309A(6) of the Act) (an "Associated Company") other than (i) any liability to the Company or any Associated Company and (ii) any liability of the kind referred

to in sections 309B(3) or (4) of the Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

Where a Director, Secretary or other Officer of the Company is indemnified against any liability in accordance with this Article 143.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto;

143.2 Article 143.1 also covers any liability to pay an amount in respect of shares acquired by a nominee of the Company.

143.3 So far as the Acts allow, every Director, Secretary or other Officer of the Company is exempted from any liability to the Company where that liability would be covered by the indemnity in article 143.1.

143.4 For the purposes of this article 143 each of the following is a Relevant Company:

(a) the Company;

(b) any holding Company;

(c) any body, where or not incorporated, in which the Company or such holding Company or any of the predecessors of the Company or of such holding Company has or had any interest, whether direct or indirect; and

(d) any body, whether or not incorporated, which is in any way allied to or associated with the Company, or any subsidiary of the Company or such other body.

143.5 Without limiting articles 143.1 and 143.2 in any way, the Directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or may become or were at any time:

(a) Directors, Officers or employees of any Relevant Company; or

(b) trustees of any pension fund or employees' benefit scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability

incurred by such persons for any act or omission:

(a) in performing or omitting to perform their duties; and/or

(b) in exercising or omitting to exercise their powers; and/or

(c) in supposedly doing any of these things; and/or

(d) otherwise in relation to their duties, powers or offices in the Company or in any subsidiary of the Company or in any other company or body undertaken at the request of the company.

143.6 Subject to the provisions of, and so far as is permitted by and consistent with the Acts, the Company (i) shall provide a Director, Secretary or other Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in section 337A(2) of the Act and (ii) shall do anything to enable a Director, Secretary or other Officer of the Company to avoid incurring such expenditure, but so that the terms set out in section 337A(4) of (6) of the Act shall apply to any such provision of funds or other things done."

On behalf of the Chairman

....

David Jeffcoat
Company Secretary

Oyez

Please complete in typescript, or in bold black capitals

CHFP041

225

1.A.3

Change of accounting reference date

Company Number 2830397

Company Name in Full Ultra Electronics Holdings plc

	Day	Month	Year
The accounting reference period ending	2 4	1 2	2 0 0 6
is ~~shortened~~/extended† so as to end on	3 1	1 2	2 0 0 6

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. [ ]

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed ______ **Date** ______

† Please delete as appropriate

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Osborne Clarke (Ref: PJBD)
2 Temple Back East, Temple Quay, Bristol
BS1 6EG Tel
DX number DX 7818 DX exchange Bristol

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

THE SECRETARY
ULTRA ELECTRONICS HOLDINGS PLC
417 BRIDPORT ROAD
GREENFORD
MIDDLESEX
UB6 8UA

000858

Crown Way Cardiff CF14 3UZ
Fax 029 2038 0093
Tel 0870 33 33 636
DX 33050 Cardiff
For information, and forms on-line - www.companieshouse.gov.uk

Our Ref 2830397/DEB79/COMP
Date 27 APRIL 2006

Dear Sir/Madam

ULTRA ELECTRONICS HOLDINGS PLC

Company Number 2830397

On 26/04/2006 a 225 was registered at Companies House extending the above company's Accounting Reference Period to end on 31/12/2006. The company's Accounting Reference Date (ARD) is now 31/12.

The above amendment to the ARD means that the company must deliver accounts to the Registrar for the following periods:-

25/12/2005	TO	31/12/2006	TO BE FILED BY	31/07/2007
25/12/2004	TO	24/12/2005	TO BE FILED BY	24/07/2006

Please note that the Registrar has no power to alter the accounting requirements for any company. If you send accounts to Companies House for different periods they will be rejected. However, the accounts may be made up to date not more than 7 days either side of the above date(s).

Yours faithfully
COMPANIES HOUSE

B. Information filed with the London Stock Exchange

Ref	Announcement Date	Announcement Title
I.B.63	01/02/2006	Ultra Electronics - Director/PDMR Shareholding
I.B.64	21/02/2006	Holding(s) in Company
I.B.65	23/02/2006	Holding(s) in Company
I.B.66	27/02/2006	Re Contract
I.B.67	27/02/2006	Final Results
I.B.68	01/03/2006	Director/PDMR Shareholding
I.B.69	17/03/2006	Director/PDMR Shareholding
I.B.70	20/03/2006	Director/PDMR Shareholding
I.B.71	24/03/2006	Additional Listing
I.B.72	30/03/2006	Annual Report and Accounts
I.B.73	03/04/2006	Director/PDMR Shareholding
I.B.74	10/04/2006	Holding(s) in Company
I.B.75	12/04/2006	Director/PDMR Shareholding
I.B.76	13/04/2006	Annual Information Update
I.B.77	18/04/2006	Blocklisting Interim Review
I.B.78	18/04/2006	Blocklisting Interim Review
I.B.79	18/04/2006	Blocklisting Interim Review
I.B.80	18/04/2006	Blocklisting Interim Review
I.B.81	18/04/2006	Blocklisting Interim Review
I.B.82	24/04/2006	Contract re Active Noise Ctrl
I.B.83	27/04/2006	AGM Statement
I.B.84	27/04/2006	Result of AGM
I.B.85	03/05/2006	Director/PDMR Shareholding
I.B.86	12/05/2006	Director/PDMR Shareholding
I.B.87	12/05/2006	Director/PDMR Shareholding
I.B.88	12/05/2006	Director/PDMR Shareholding
I.B.89	31/05/2006	Director/PDMR Shareholding
I.B.90	01/06/2006	Director/PDMR Shareholding
I.B.91	05/06/2006	Holding(s) in Company
I.B.92	26/06/2006	Trading Update
I.B.93	04/07/2006	Site Visit
I.B.94	04/07/2006	Director/PDMR Shareholding
I.B.95	06/07/2006	Notice of Results
I.B.96	17/07/2006	Re Contract
I.B.97	19/07/2006	Re Contract
I.B.98	24/07/2006	Contract Award
I.B.99	24/07/2006	Holding(s) in Company
I.B.100	31/07/2006	Acquisition
I.B.101	31/07/2006	Interim Results

Regulatory Announcement

Go to market news section

1.B.101

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Results
Released	07:00 31-Jul-06
Number	9056G

RNS Number:9056G
Ultra Electronics Holdings PLC
31 July 2006

Embargoed until 0700 31 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2006

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2006	Six months to 30 June 2005	Change
Revenue	£180.7m	£158.2m	+14%
Operating profit*	£25.3m	£22.3m	+13%
Profit before tax**	£23.8m	£20.7m	+15%
Earnings per share**	25.5p	22.4p	+14%
Dividend per share	5.9p	5.2p	+13%

* Before amortisation of intangibles arising on acquisition. IFRS profit from operations £23.6m (2005: £22.1m).

** Before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. IFRS profit before tax £26.6m (2005:£19.1m). Basic EPS 28.5p (2005: 20.6p).

- Good Group performance
  - Buoyant conditions in civil aerospace drove revenue growth in Aircraft & Vehicle Systems. Investment in Boeing 787 programme continued
  - Strong ADSI system sales boosted margins at Information & Power Systems
  - Tactical & Sonar Systems benefited from 2005 acquisitions and from consisten sonobuoy sales
- Operating profit* margins maintained at 14% despite currency impact
- Continuing investment to underpin medium-term growth
- £56m contract for Eurofighter Litening pod
- Order book increased 36% to over £550m, providing good visibility

Douglas Caster, Chief Executive, commented:

"Ultra has again demonstrated solid growth of sales and profits. The broad spread of Ultra's specialist activities in different market sectors, its strong order book and proven ability to execute programmes successfully give an excellent basis for continued progress. With a strong balance sheet driven by high quality of earnings over the last few years, Ultra has the capacity to continue its strategy of acquiring, at appropriate prices, complementary businesses that strengthen its market niches. These factors give the Board confidence in the Group's prospects for 2006."

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director

www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile
Susan Ellis/Louise Robson

020 7067 0700

31 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2006

Ultra continued to make good progress in the first half of 2006. Trading remained strong, reflecting the buoyant market conditions in many of the sectors within which Ultra has positioned itself. The good sales and profit growth included contributions from the 2005 acquisitions, Horizon Aerospace and Audiopack, and from Polyflex, acquired in January 2006. Despite the effects of currency, Ultra has maintained its operating margin(1), reflecting the constant management focus on achieving efficiencies in all areas of operation. The Group has continued to win new business on a broad range of international programmes and the closing order book of £554m gives good visibility of earnings.

FINANCIAL RESULTS

		Six months ended 30 June 2006 £m		Six months ended 30 June 2005 £m	Growth
Order book					
- Aircraft & Vehicle Systems	150.6		75.0		100.8%
- Information & Power Systems	115.6		113.4		1.9%
- Tactical & Sonar Systems	287.4		219.0		31.2%
Total order book		553.6		407.4	35.9%
Revenue					
- Aircraft & Vehicle Systems	45.6		39.5		15.4%
- Information & Power Systems	60.1		58.8		2.2%
- Tactical & Sonar Systems	75.0		59.9		25.2%
Total revenue		180.7		158.2	14.2%
Organic growth					10.8%
Operating profit(1)					
- Aircraft & Vehicle Systems	6.9		7.7		(10.4%)
- Information & Power Systems	9.1		7.3		24.7%
- Tactical & Sonar Systems	9.3		7.3		27.4%
Total operating profit(1)		25.3		22.3	13.5%
Interest		(1.5)		(1.6)	
Headline profit before tax(2)		23.8		20.7	15.0%
Operating margin(1)					
- Aircraft & Vehicle Systems	15.1%		19.5%		
- Information & Power Systems	15.1%		12.4%		
- Tactical & Sonar Systems	12.4%		12.2%		
Total operating margin(1)		14.0%		14.1%	

Operating cash flow(3)	18.4	16.3	
Cash conversion(4)	73%	73%	
Net debt(5) at period-end	31.0	24.3	
Bank interest cover	17.1x	20.7x	
Earnings per share(2)	25.5p	22.4p	13.8%

(1) before amortisation of intangibles arising on acquisition. (2) before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. (3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. (4) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. (5) bank overdrafts and loans less cash and cash equivalents.

Revenue was 14% higher at £180.7m, compared to £158.2m for the same period last year

- of this revenue growth, 11% was organic
- at constant currencies, underlying revenue growth was 8%

Operating profit(1) increased 13% to £25.3m (2005: £22.3m)

- operating margin(1) maintained at 14%
- at constant currencies operating profit growth was 21%

Operating cash conversion(4) was better than expected at 73% due to higher than anticipated customer receipts at the end of the period. This was in spite of the Group's continuing investment in the Boeing 787 and Airbus A400M programmes. Net debt(5) at the end of the period was £31.0m compared to £34.3m at the beginning of the year. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 17 times by operating profit(1).

An interim dividend of 5.9p (2005: 5.2p) will be paid on 29 September 2006 to those shareholders on the register at the close of business on 25 August 2006.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 15% to £45.6m compared to £39.5m for the same period last year while operating profit(1) was 10% lower at £6.9m (2005: £7.7m). At £150.6m, the value of the order book at the end of the period was double that at June 2005 reflecting, in the main, the receipt of a number of contracts for equipment for the second tranche of the Eurofighter aircraft programme.

Revenue growth was driven by the buoyant civil aerospace market and by the early stages of customer-funded development programmes. The results include a contribution from Polyflex, acquired in January 2006 and now integrated into the Group's Precision Air Systems business.

Operating profit(1) for the division reflected an adverse currency impact and Ultra's investment in the wing ice protection system for Boeing's 787 aircraft.

Highlights in the performance of this division included:

- on-schedule development of the de-icing system for the Boeing 787
- selection by Pratt & Whitney to supply de-icing equipment for its F-135 engine for the F-35 Joint Strike Fighter aircraft, with an initial development contract worth $12m
- selection to supply specialist electronic modules within the cargo load-handling system of the Airbus A400M military transport aircraft. Ultra will now be supplying five sub-systems on the aircraft with a total value of

£56m for the 192 aircraft currently on order

Information & Power Systems

Revenue in Information & Power Systems grew slightly to £60.1m compared to £58.8m for the same period last year while operating profit(1) increased by 25% to £9.1m (2005: £7.3m). The order book at the end of the period increased by 2% to £115.6m (2005: £113.4m).

Revenue growth benefited from strong growth in sales of ADSI command and control systems and of airport IT systems offset by the completion of some rail and naval power equipment contracts.

Operating profit(1) growth was increased by the licence fees associated with the high level of sales of ADSI systems and the benefit of last year's restructuring of the division's transit power activity.

Highlights of Information & Power Systems performance included:

- significant orders for battlespace IT products including a new application for ADSI in missile defence and resumed sales to the US Marine Corps
- strong growth of airport IT systems, with high levels of activity at London's Heathrow Terminal 5 and at Shanghai's Pudong international airport
- good progress developing new naval nuclear reactor control and instrumentation equipment for Rolls-Royce

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 25% to £75.0m (2005: £59.9m) and operating profit(1) increased by 27% to £9.3m (2005: £7.3m). The closing order book of £287.4m was 31% higher than at June 2005.

Revenue growth was strong, with contributions from the 2005 acquisitions, Audiopack and Horizon, as well as higher sales of tactical radios, mainly for the US Army, and of torpedo defence systems for the Royal Navy.

Operating profit(1) growth reflected the contribution from acquisitions and the increase in margin on programmes such as the Royal Navy torpedo defence system where system performance risks continue to be mitigated during the series production phase.

Highlights of this division's performance included:

- US sonobuoy revenue higher than the comparable period last year following the introduction of a new design variant
- the contract for the Litening electronic targeting pod for the RAF's Eurofighter Typhoon aircraft - another example of the successful strategy of teaming with 'best-of-breed' international partners, with Ultra providing the UK with sovereign operational independence
- the continuing development of the next generation of personal communication equipment for firefighters to ensure compliance with new legal requirements, to become effective in 2007
- selection to supply sonobuoy telemetry receivers for the Brazilian P-3 anti-submarine warfare aircraft upgrades

PROSPECTS

The trend in defence budgets continues to focus on achieving smart capability through the procurement of new electronic equipment and the periodic upgrade of existing platforms. While there are ambitious plans for 'smarter' equipment, there continue to be pressures on budgets as funds are allocated to meet the priorities of current peacekeeping operations.

Ultra is well positioned in growth areas of the defence market. The Group is experiencing strong demand for its range of niche products such as battlespace IT equipment and solutions for improved mobility to support expeditionary operations. Ultra has continuing growth opportunities driven by its expertise in international teaming, its ability to support the UK's requirement for sovereign operational capability for its armed forces and its track record of providing and delivering excellent solutions to customers.

Trading conditions in civil aerospace remain buoyant, driven by increased demand for air transport. New aircraft build rates are increasing and the investment worldwide in airport infrastructure continues. Ultra is developing additional niche products and systems for new aircraft that will drive further growth in the civil market.

The value of the order book increased substantially to over £550m and continues to provide Ultra with a high level of earnings visibility. Ultra remains committed to maintaining a high level of investment, both internally through new product development and externally through acquisitions, to drive growth. With its strong balance sheet, Ultra has the capacity to acquire complementary niche businesses which have a proven track record and which can be acquired at realistic prices.

In conclusion, despite the recent volatility in exchange rates, Ultra's successful positioning on a broad range of major international programmes and its proven ability to execute contracts effectively continue to give the Board confidence in the Group's prospects for 2006.

- Ends -

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Consolidated Income Statement

	Note	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Continuing operations				
Revenue	2,4	180,715	158,200	342,410
Cost of sales		(132,603)	(118,264)	(250,160)
Gross profit		48,112	39,936	92,250
Other operating income		-	2,596	4,805
Distribution costs		(321)	(274)	(825)
Administrative expenses		(23,839)	(19,783)	(48,393)
Other operating expenses		(371)	(369)	-
Profit from operations	2	23,581	22,106	47,837
Investment revenue	5	4,915	72	553
Finance costs	6	(1,849)	(3,088)	(7,688)

	Note			
Profit before tax		26,647	19,090	40,702
Tax on profit on ordinary activities	7	(7,461)	(5,292)	(11,292)
Profit for the period from continuing operations attributable to equity holders of the parent		19,186	13,798	29,410
Earnings per share (pence)				
From continuing operations				
Basic	9	28.5	20.6	43.9
Diluted	9	28.3	20.5	43.5

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Consolidated Balance Sheet

	Note	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Non-current assets				
Intangible assets		150,726	119,449	150,494
Property, plant and equipment		21,346	21,491	22,844
Deferred tax assets		17,120	14,230	17,301
		189,192	155,170	190,639
Current assets				
Inventories		26,800	19,774	25,937
Trade and other receivables		72,682	76,211	74,412
Cash and cash equivalents		27,604	17,267	40,193
		127,086	113,252	140,542
Total assets	4	316,278	268,422	331,181
Current liabilities				
Trade and other payables		(88,768)	(88,138)	(104,009)
Tax liabilities		(9,854)	(7,272)	(8,089)
Obligations under finance leases		(29)	(16)	(36)
Bank overdrafts and loans		-	(41,499)	-
Short-term provisions		(5,482)	(4,026)	(7,028)
		(104,133)	(140,951)	(119,162)
Non-current liabilities				
Retirement benefit obligations		(46,113)	(40,958)	(46,576)
Other payables		(1,765)	(1,416)	(930)
Deferred tax liabilities		(1,280)	(1,743)	(1,149)
Obligations under finance leases		(57)	(5)	(67)
Bank overdrafts and loans		(58,517)	-	(74,367)
Long-term provisions		(7,838)	(7,282)	(3,874)
		(115,570)	(51,404)	(126,963)

Total liabilities	4	(219,703)	(192,355)	(246,125)
Net assets		96,575	76,067	85,056
Equity				
Share capital	10	3,373	3,355	3,361
Share premium account		32,712	31,137	31,679
Own shares		(2,692)	(2,582)	(2,641)
Hedging and translation reserves		(3,487)	(221)	(990)
Retained earnings		66,669	44,378	53,647
Total equity attributable to equity holders of the parent		96,575	76,067	85,056

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Consolidated Cash Flow Statement

	Note	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Net cash from operating activities	11	15,961	13,731	48,217
Investing activities				
Interest received		523	72	549
Purchase of property, plant and equipment		(2,726)	(3,031)	(7,311)
Proceeds on disposal of property, plant and equipment		13	17	100
Expenditure on product development and other intangibles		(1,684)	(895)	(2,909)
Acquisition of subsidiary undertakings (net of cash acquired)		(4,443)	(2,692)	(36,610)
Net cash used in investing activities		(8,317)	(6,529)	(46,181)
Financing activities				
Issue of share capital		1,045	841	1,389
Purchase of Long-Term Incentive Plan shares		(513)	(599)	(596)
Dividends paid		(7,150)	(6,078)	(9,567)
Increase/(repayments) of borrowings		(13,167)	(9,182)	21,747
Repayments of obligations under finance leases		(17)	(10)	(20)
New finance leases		-	-	92
Net cash used in financing activities		(19,802)	(15,028)	13,045
Net (decrease)/increase in cash and cash equivalents		(12,158)	(7,826)	15,081

Cash and cash equivalents at beginning of period	40,193	24,060	24,060
Effect of foreign exchange rate changes	(431)	1,033	1,052
Cash and cash equivalents at end of period	27,604	17,267	40,193

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Consolidated Statement of Recognised Income and Expense

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Exchange differences on translation of foreign operations	(2,497)	877	108
Actuarial losses on defined benefit pension schemes	-	-	(3,580)
Tax on items taken directly to equity	-	-	(522)
Fair value of derivatives at 1 January 2005	-	2,268	2,268
Gain/(loss) on cash flow hedge	763	-	(144)
Net income/(expense) recognised directly in equity	(1,734)	3,145	(1,870)
Profit for the period	19,186	13,798	29,410
Total recognised income and expense for the period attributable to equity holders of the parent	17,452	16,943	27,540

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Notes to the Interim Statement

1. General Information

The financial information contained in this statement does not constitute statutory accounts, as defined in section 240 of the Companies Act 1985, and has not been audited or reviewed. The unaudited accounts for the half years ended 30 June 2006 and 30 June 2005 have been prepared using accounting policies that are consistent with those used in the statutory accounts for the year ended 31 December 2005. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	Six months to 30 June	Six months to 30 June	Year to 31 December

	2006 £'000	2005 £'000	2005 £'000
External revenue			
Aircraft & Vehicle Systems	45,583	39,437	84,370
Information & Power Systems	60,067	58,818	117,268
Tactical & Sonar Systems	75,065	59,945	140,772
	180,715	158,200	342,410
Profit from operations			
Aircraft & Vehicle Systems	6,867	7,678	15,923
Information & Power Systems	9,074	7,340	18,094
Tactical & Sonar Systems	9,312	7,271	17,117
	25,253	22,289	51,134
Amortisation of intangibles arising on acquisition*	(1,672)	(183)	(3,297)
Profit from operations	23,581	22,106	47,837
Investment revenue	4,915	72	553
Finance costs	(1,849)	(3,088)	(7,688)
Profit before tax	26,647	19,090	40,702

* During 2006, £1,497k has been incurred by Tactical & Sonar Systems and £175k has been incurred by Aircraft & Vehicle Systems. The whole of the 2005 charge related to Tactical & Sonar Systems.

3. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Profit from operations	23,581	22,106	47,837
Add: Amortisation of intangibles arising on acquisition	1,672	183	3,297
Operating profit (adjusted) (a)	25,253	22,289	51,134
Profit before tax	26,647	19,090	40,702
(Profit)/Loss on fair value movements on derivatives	(4,541)	1,461	3,436
Add: Amortisation of intangibles arising on acquisition	1,672	183	3,297
Profit before tax (adjusted) (b)	23,778	20,734	47,435
Cash generated by operations (see note 11)	23,328	20,845	64,499
Purchase of property, plant and equipment	(2,726)	(3,031)	(7,311)
Proceeds on disposal of property, plant and equipment	13	17	100
Expenditure on product development and other intangibles	(1,684)	(895)	(2,909)

Purchase of Long-Term Incentive Plan shares	(513)	(599)	(596)
Operating cash flow (adjusted) (c)	18,418	16,337	53,783

Operating profit at (a) above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at (b) in the above table and adjusted earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ((b) in the above table) and adjusted earnings per share (see note 9) before changes in the valuation of these instruments so that the underlying operating performance of the Group can be seen more clearly.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted) (c) rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

4. Segmental information

	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Total assets by division			
Aircraft & Vehicle Systems	76,750	65,867	67,144
Information & Power Systems	62,356	69,245	64,439
Tactical & Sonar Systems	128,316	101,005	141,441
	267,422	236,117	273,024
Unallocated	48,856	32,305	58,157
Total assets	316,278	268,422	331,181

Unallocated assets represent deferred tax assets, derivatives at fair value, cash and cash equivalents.

	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Total liabilities by division			

Aircraft & Vehicle Systems	(27,645)	(23,763)	(25,454)
Information & Power Systems	(38,596)	(42,810)	(38,528)
Tactical & Sonar Systems	(37,557)	(34,311)	(49,987)
	(103,798)	(100,884)	(113,969)
Unallocated	(115,905)	(91,471)	(132,156)
Total liabilities	(219,703)	(192,355)	(246,125)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations, bank loans and overdrafts.

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Revenue by geographical destination			
United Kingdom	70,782	64,949	132,603
Mainland Europe	15,405	17,002	38,938
North America	79,849	58,605	145,338
Rest of World	14,679	17,644	25,531
	180,715	158,200	342,410

5. Investment revenue

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Interest revenue	374	72	553
Profit on fair value movements on derivatives	4,541	-	-
	4,915	72	553

6. Finance costs

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Amortisation of finance costs of debt	31	65	137
Interest payable on bank loans and overdrafts	1,816	1,084	3,164
Interest payable on finance leases	2	2	2
Total borrowing costs	1,849	1,151	3,303
Loss on fair value movements on derivatives	-	1,461	3,436
Retirement benefit scheme finance charges	-	476	949
	1,849	3,088	7,688

7. Tax on profit on ordinary activities

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Current tax			
United Kingdom	4,474	3,087	7,254
Overseas	3,239	1,977	5,805
	7,713	5,064	13,059
Deferred tax			
United Kingdom	(378)	(164)	(2,105)
Overseas	126	392	338
	(252)	228	(1,767)
Total	7,461	5,292	11,292

8. Ordinary dividends

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend for the year ended 31 December 2005 of 10.7p (2004: 9.2p) per share	7,150	6,078
Proposed interim dividend for the year ended 31 December 2006 of 5.9p (2005: 5.2p) per share	3,980	3,489

The proposed interim dividend was approved by the Board after 30 June 2006 and has not been included as a liability as at 30 June 2006.

9. Earnings per share (pence)

	Six months to 30 June 2006	Six months to 30 June 2005	Year to 31 December 2005
From continuing operations			
Basic adjusted (see below)	25.5	22.4	50.7
Diluted adjusted (see below)	25.2	22.3	50.3
Basic	28.5	20.6	43.9
Diluted	28.3	20.5	43.5

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	Six months to	Six months to	Year to

	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	19,186	13,798	29,410
Adjusted earnings			
Profit for the period from continuing operations	19,186	13,798	29,410
(Profit)/loss on fair value movements on derivatives (net of tax)	(3,270)	1,023	2,433
Amortisation of intangibles arising on acquisition (net of tax)	1,204	183	2,143
Earnings for the purposes of adjusted earnings per share	17,120	15,004	33,986

The weighted average number of shares is given below:

	Six months to 30 June 2006	Six months to 30 June 2005	Year to 31 December 2005
Number of shares used for basic EPS	67,246,726	66,875,638	67,074,121
Number of shares deemed to be issued at nil consideration following exercise of share options	567,845	505,881	524,441
Number of shares used for fully diluted EPS	67,814,571	67,381,519	67,598,562

10. Share capital

234,244 shares, with a nominal value of £11,712, have been allotted in the first six months of 2006 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £1,045,356.

11. Cash flow information

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Profit from operations	23,581	22,106	47,837
Adjustments for:			
Depreciation of property, plant and equipment	3,249	2,726	6,132
Amortisation of intangible assets	1,942	620	5,450
Cost of equity settled employee share schemes	685	575	1,212
Increase/(decrease) in post employment benefit obligation	200	260	120
Loss on disposal of property, plant and equipment	-	20	(4)
Increase/(decrease) in provisions	(231)	460	(366)

Operating cash flows before movements in working capital	29,426	26,767	60,381
(Increase)/decrease in inventories	(1,620)	(1,858)	(1,643)
(Increase)/decrease in receivables	4,435	(5,263)	(1,313)
Increase/(decrease) in payables	(8,913)	1,199	7,074
Cash generated by operations	23,328	20,845	64,499
Income taxes paid	(5,540)	(5,806)	(13,001)
Interest paid	(1,827)	(1,308)	(3,281)
Net cash from operating activities	15,961	13,731	48,217

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Net (decrease)/increase in cash and cash equivalents	(12,158)	(7,826)	15,081
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	13,184	9,192	(21,727)
Change in net debt arising from cash flows	1,026	1,366	(6,646)
Amortisation of finance costs of Debt	(31)	(65)	(137)
Finance leases	-	-	(92)
Translation differences	2,283	(1,479)	(3,327)
Movement in net debt in the Period	3,278	(178)	(10,202)
Net debt at start of period	(34,277)	(24,075)	(24,075)
Net debt at end of period	(30,999)	(24,253)	(34,277)

END

Regulatory Announcement

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1.8.100

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 31-Jul-06
Number	9414G

RNS Number:9414G
Ultra Electronics Holdings PLC
31 July 2006

Embargoed until 07.00 31 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Winfrith Safety Systems for £3.1m

Ultra announces that it has agreed to acquire the assets of Winfrith Safety Systems ("WSS") from Canberra Harwell (part of the Areva group) for a cash consideration of £2.3m. Subject to the satisfactory completion of a current project and receipt of a follow-on order for similar products, a further £0.8m will become payable.

The business employs 24 people at its facilities on the Winfrith Technology Centre in Dorset. WSS supplies neutron flux detectors and the associated super-screened cables to British Energy and Rolls-Royce. The products are used to measure neutron flux density, which directly correlates with the level of nuclear fission activity within a nuclear reactor. They therefore form a key part of the sensor system that interfaces with the reactor control system.

These products have applications in civil and military nuclear reactors and form part of the reactor control and instrumentation system. As such, the business and its products are synergistic to the products and capabilities in two of Ultra's existing businesses. Ultra's Command & Control Systems business is developing a new reactor control & instrumentation system for Royal Navy submarines. The Group's PMES business supplies high integrity electrical drives for moving the control rods that are used to regulate the output of the reactor.

The acquisition of WSS will be financed using Ultra's existing facilities.

Douglas Caster, Chief Executive Officer of Ultra, commented: "Winfrith Safety Systems is an exceptional fit with our existing C&CS and PMES businesses. The addition of Winfrith's products and capabilities augments the Group's offerings for application on the nuclear reactors used by the Royal Navy and offers the potential for growth into the UK civil nuclear power market "

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

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Free annual report

1.8.99

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	11:05 24-Jul-06
Number	6152G

RNS Number:6152G
Ultra Electronics Holdings PLC
24 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	99210
Bank of Ireland Nominees	297875
Bank of New York	372572
Barclays Capital Nominees Ltd	227395
BNP Paribas	15572
BNY (OCS) Nominees Ltd	65262
BOISS Nominees Ltd	61451
BT Globenet Nominees Ltd	3162
Chase Nominees Ltd	3043844
CIBC Mellon Global Securities	12118
Citibank	31988
HSBC	87857
Investors Bank & Trust Co.	984755
JP Morgan (BGI Custody)	1199348
JPM Frankfurt	4808
JP Morgan Chase Bank	117033
Mellon Bank	139275
Mellon Trust - US Custodian	26624
Mellon Trust of New England	15758
Midland Bank (HSBC Bank plc)	135246
Northern Trust	330006
Northern Trust Bank - BGI SEPA	83455

RC Greig Nominees Ltd	4622
State Street	76174
State Street Bank and Trust - WI	24015
State Street Bank and Trust Co	8653
State Street Trust of Canada	27095
The Northern Trust Company - U	19510
Zeban Nominees Ltd	588949

5. Number of shares /

Regulatory Announcement

1.B.98

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Award
Released	07:01 24-Jul-06
Number	6065G

RNS Number:6065G
Ultra Electronics Holdings PLC
24 July 2006

Embargoed until 0700 24 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED £27m CONTRACT TO SUPPLY HiPPAG FOR EUROFIGHTER

Ultra announces that its Precision Air Systems business has been awarded a contract worth £27m to supply its HiPPAG on-board compressors for Tranche 2 of the Eurofighter Typhoon programme. These will be delivered between late 2006 and 2011.

The HiPPAG 320 is a miniature, electronically controlled, pure air compressor and filtration system, designed as an on-board source of pure air for cooling the infra-red seekers of an aircraft's air-to-air missiles. The HiPPAGs are being procured by ACMA, a joint-venture between EADS, Germany and Aerea, Italy. The HiPPAGs will provide cooling gas for Eurofighter's short-range missiles; ASRAAM, IRIS-T and Sidewinder. They have a common configuration to maximise supportability and are mounted in the aircraft's Integrated Tip Stub Pylon (ITSPL) and in the Multi Function Rail Launcher (MFRL).

HiPPAG has now accumulated over one million operational flying hours without a mission failure. HiPPAG has been in operational service on US Marine Corps AV-8B Harrier aircraft and AH-1W Super Cobra helicopters since 1997 and entered operational service on F/A-18 C/D Hornet aircraft in 2002. The system entered service on the US Navy's new F/A-18 E/F Super Hornet fighter aircraft in 2002 and is continuing to maintain its high levels of reliability and performance on these platforms. HiPPAG is also in service on the Italian Navy Harrier II Plus and the Royal Air Force of Oman's Hawks and Jaguars.

Douglas Caster, Chief Executive of Ultra, commented:

"This important contract emphasises the superiority of Ultra's innovative HiPPAG technology to meet this key requirement on the second tranche of Eurofighter aircraft. HiPPAG is demonstrating impressive reliability and a low cost of ownership, not just for missile cooling but also in providing the energy source for advanced weapons ejection systems on the US Small Diameter Bomb and F-35 Joint Strike Fighter programmes.

This award caps a highly successful Farnborough International Airshow for Ultra.

Within a week, the Group has announced new business worth about £100m, including the contract to supply Litening pods which is also to be fitted to Eurofighter. Ultra's strong order book and its position on a broad range of international programmes underpin the resilience of the Group's performance."

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
Andy Hamment, Group Marketing Director	information@ultra-electronics.com
Weber Shandwick Square Mile	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aero

Regulatory Announcement

Go to market news section

Free annual report

1.8.97

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Re Contract
Released	12:04 19-Jul-06
Number	4297G

RNS Number:4297G
Ultra Electronics Holdings PLC
19 July 2006

For immediate release 19 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA SELECTED TO PROVIDE DEMONSTRATION OF LOITERING MUNITION CAPABILITY

Ultra announces that it has been selected by the Ministry of Defence to undertake a capability demonstration for loitering munitions. In a speech today at the Farnborough Air Show, Lord Drayson confirmed that Ultra had been chosen to lead an international team for this high profile and important programme.

A loitering munition is an uninhabited air vehicle fitted with an explosive warhead. It can be launched and commanded to loiter in a holding pattern for up to six hours. The airborne vehicle has electro-optical sensors and a secure data link so that it can transmit images back to the ground-based control station. The loitering munition therefore gives the ability to identify targets over the horizon from the launch point. When a target is identified, the loitering munition can be commanded to attack and it will then guide itself in the final phases of its flight with high precision so as to minimise collateral damage.

Under this initial contract, which will be valued at about £14m, Ultra's Sonar & Communication Systems business will lead a team including Rafael, BAE Systems Insyte, Praxis and Lockheed Martin Stasys. Ultra's team will provide a capability demonstration to the UK MoD utilising its collective and well-proven expertise of project management, systems integration, weapon systems, C4ISTAR, joint targeting environment and synthetic environments.

The main objective of the programme is to examine how loitering munition systems could be integrated into the British Army infrastructure and into the wider network-enabled battlespace. Ultra's team will provide the MoD with a flexible methodology for assessing an advanced loitering munition with a network-enabled ground infrastructure.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra, with its teaming partners, will demonstrate to the MoD an innovative capability in loitering munition systems. For the second time in a week, Ultra is able to announce its selection for a programme that is built on the Group's long track record of teaming with world-class partners. Ultra will give the UK Armed Forces a low risk, best-of-breed solution and ensure sovereign operational independence as required by the UK Defence Industrial Strategy."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321

Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

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Free annual report

1.896

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Re Contract
Released	07:00 17-Jul-06
Number	2621G

RNS Number:2621G
Ultra Electronics Holdings PLC
17 July 2006

Embargoed until 0700 17 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS £56M CONTRACT TO SUPPLY TARGETING PODS
FOR UK EUROFIGHTER TYPHOON AIRCRAFT

Ultra announces that its Sonar & Communication Systems business has received a contract worth £56m from the UK Ministry of Defence to supply and support airborne laser targeting pods for the UK Eurofighter Typhoon aircraft. These advanced electronic pods, designated Litening, are due to enter service in 2008 and Ultra's contract includes in-service support for 20 years. Ultra is teamed with Rafael, the Litening Pod design authority who will be the principle subcontractor on the programme.

The Eurofighter Typhoon aircraft was originally designed to achieve superiority in air-to-air combat. The addition of the Litening pod is a key element of providing Typhoon with an advanced ability to attack targets on the ground with the speed and precision required by modern warfare.

The targeting pod to be provided is the Litening EF (Gen III) which is the latest version of Rafael's Litening pod. It will provide the Typhoon aircraft with a vital air-to-ground targeting capability including the ability to laser-designate a ground target for attack by other assets.

This version of the Litening pod also provides a ground reconnaissance and scanning capability, even when the Eurofighter is flying at maximum speed at low altitudes and undertaking combat manoeuvres. The pod can store the digital record of the imagery to facilitate post-mission analysis for training purposes.

The versatile Litening pod has various additional operating modes including air-to-air targeting to enhance Eurofighter's traditional air superiority role. The pod is also equipped with third-generation Forward Looking Infrared (FLIR) sensors, the images from which can be fed into the pilot's Head-Up Display (HUD) to assist low altitude supersonic night flying.

Ultra will be providing the UK with a sovereign operational capability for Litening pod. Technology will be transferred from Rafael to Ultra in the UK so that the equipment can be supported and upgraded as necessary for the next 20 years. Ultra will also undertake a specialist role of supporting the security accreditation of the pod. Ultra will be providing the RAF with a guaranteed level of equipment availability for operations under a Contractor Logistic Support (CLS) arrangement.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra, with its teaming partner Rafael, will be providing this exceptional

capability to the Eurofighter Typhoon aircraft. The addition of precision targeting as well as a ground reconnaissance capability will significantly enhance the operational capability of the Typhoon.
This is another example Ultra teaming with a world-class partner to give the UK Armed Forces a best-of-breed solution and, at the same time, to provide sovereign operational independence in accordance with the aims of the UK Defence Industrial Strategy."

- Ends -

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
David Jeffcoat, Group Finance Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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File No.
82-34976

Regulatory Announcement

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RECEIVED
2006 AUG 30 P 1:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

1.6.95

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Notice of Results
Released	09:51 06-Jul-06
Number	7714F

RNS Number:7714F
Ultra Electronics Holdings PLC
06 July 2006

6 July 2006

Ultra Electronics Holdings plc

Notice of Interim Results

Ultra Electronics Holdings plc will be announcing interim results for the six months ended 30 June 2006 on Monday 31 July 2006.

An analyst meeting will be held on that day at the offices of Weber Shandwick Square Mile, Fox Court, 14 Gray's Inn Road, WC1 at 9.15 for 9.30am.

- Ends -

For further information please contact:

Weber Shandwick Square Mile 020 7067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

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1.B.94

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:55 04-Jul-06
Number	6500F

RNS Number:6500F
Ultra Electronics Holdings PLC
04 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	13
A Hamment	13
F Hope	13
D Jeffcoat	12
C Ross	13
R Sharma	13
A Jan-Janin	13
K Thomson	13

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£9.88

14. Date and place of transaction

03/07/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,018	1.55%
A Hamment	106,050	0.16%
F Hope	84,553	0.13%
D Jeffcoat	49,671	<0.1%
C Ross	23,289	<0.1%
R Sharma	18,455	<0.1%
A Jan-Janin	10,418	<0.1%
K Thomson	3,047	<0.1%

16. Date issuer informed of transaction

04/07/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/07/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No.
82-34976

Regulatory Announcement

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RECEIVED
2006 AUG 30 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

1.B.93

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Site Visit
Released	07:00 04-Jul-06
Number	6069F

RNS Number:6069F
Ultra Electronics Holdings PLC
04 July 2006

Embargoed until 07.00 4 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Site Visit

Ultra announces that it is today hosting a site visit for investors and analysts at its Controls business in Cambridge.

During the visit, presentations will be made by members of the management team of Controls on Ultra's capabilities in the following systems for civil and military aircraft: position sensing and control, ice protection, airframe structural health monitoring and active noise and vibration control.

No new trading or price sensitive information will be disclosed during the visit.

- Ends -

Enquiries:
Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

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Free annual report

1.B.92

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Trading Update
Released	07:00 26-Jun-06
Number	1261F

RNS Number:1261F
Ultra Electronics Holdings PLC
26 June 2006

Embargoed until 07.00 26 June 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its interim results for the six months ending 30 June 2006, which will be announced on 31 July 2006.

Trading for the period is in line with expectations. Compared to the first half of 2005 and in spite of adverse currency effects, margins are expected to be broadly similar as the Group maintains its focus on achieving operational efficiencies.

The performance of Tactical & Sonar Systems includes contributions from Horizon Aerospace (now part of Flightline Systems) and Audiopack, both acquired in 2005. Within the Group's Aircraft & Vehicle Systems division, Polyflex, acquired in January 2006, has now largely been integrated into Precision Air Systems. In Aircraft & Vehicle Systems, the buoyant civil aerospace market continues to drive revenue growth which is also being boosted by customer-funded development programmes. Profit growth in the first half will reflect Ultra's investment in the wing ice protection system for Boeing's highly successful 787 aircraft. Revenue in Information & Power Systems in the half year is being affected by the timing of certain defence and security programme awards. This effect is largely being offset by continuing strong growth of sales of airport IT systems and of the ADSI real time command and control system. Margins in this division are expected to strengthen due, in part, to an increase in licence fees from the sale of additional ADSIs. There is also a benefit from last year's restructuring of the Group's transit power operations. As anticipated, Tactical & Sonar Systems is achieving strong growth due to the acquisitions noted above but also due to higher sales of tactical radios, mainly for the US Army, and of torpedo defence systems for the Royal Navy

Ultra's strong performance in the second half of 2005 will impact operating cashflow in the period, as will the Group's continuing investment in the Boeing 787 and Airbus A400M programmes. The operating cash conversion is expected to be in the region of 50%, as anticipated.

The order book at the end of June is expected to show a significant increase from the value at the same time last year. This level of firm order cover continues to provide Ultra with high earnings visibility. The Group has positions on a broad range of international programmes, none of which accounts for more than 5% of revenues in any year. This spread of activities continues to underpin the resilience of Ultra's performance.

In conclusion, despite the recent volatility in exchange rates, the Board anticipates that Ultra's results in 2006 will be broadly in line with market expectations.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

1.B.91

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:07 05-Jun-06
Number	0748E

RNS Number:0748E
Ultra Electronics Holdings PLC
05 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:	
BNY Norwich Union Nominees Ltd	509,234*
Chase GA Group Nominees Ltd	944,620*
Chase Nominees Ltd	59,697*
CUIM Nominees Ltd	425,825*
Vidacos Nominees Ltd	17,618*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

83,664

8. Percentage of issued class

0.12%

9. Class of security

GPB 0.05 ordinary shares

10. Date of transaction

02 June 2006

11. Date company informed

05 June 2006

12. Total holding following this notification

1,956,994*

* beneficial interest only

13. Total percentage holding of issued class following this notification

2.90%

14. Any additional information

Figures based on shares in issue of 67,436,755

15. Name of contact and telephone number for queries

David Jeffcoat
Tel: 020 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Company Secretary

Date of notification

05 June 2006

END

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Regulatory Announcement

1.B.90

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	15:37 01-Jun-06
Number	9256D

RNS Number:9256D
Ultra Electronics Holdings PLC
01 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	26
A Hamment	26
F Hope	26
D Jeffcoat	26
C Ross	26
R Sharma	26
A Jan-Janin	16
K Thomson	26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

For each individual listed in 9. above 12 shares were purchased at £10.43 per share, with the balance of their shares being purchased at £10.45 per share

14. Date and place of transaction

01/06/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,005	1.55%
A Hamment	106,037	0.16%
F Hope	84,540	0.13%
D Jeffcoat	49,659	<0.1%
C Ross	23,276	<0.1%
R Sharma	18,442	<0.1%
A Jan-Janin	10,405	<0.1%
K Thomson	3,034	<0.1%

16. Date issuer informed of transaction

01/06/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

01/06/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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1.8.89

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:15 31-May-06
Number	8283D

RNS Number:8283D
Ultra Electronics Holdings PLC
31 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

122

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.39

14. Date and place of transaction

31/05/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,599 0.02%

16. Date issuer informed of transaction

31/05/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

31/05/2006

END

END

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Regulatory Announcement

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Free annual report

1.8.88

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:21 12-May-06
Number	9009C

RNS Number:9009C
Ultra Electronics Holdings PLC
12 May 2006

Ultra Electronics Holdings plc ("the Company")

The Company was notified on 10 May 2006 by the trustees of the Ultra Electronics Long-Term Incentive Plan, Hill Samuel Offshore Trust Company Limited that the trustees have purchased 47,748 ordinary shares of 5p each to satisfy awards that are due to vest in the future.

Director/PDMR

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
R Sharma

Each of the directors/persons discharging managerial responsibility listed above are participants in the Ultra Electronics Long-Term Incentive Plan and are deemed to have an interest in the ordinary shares held by Hill Samuel Offshore Trust Company Limited.

12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34976

Regulatory Announcement

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Free annual report

1.8.87

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:19 12-May-06
Number	9004C

RNS Number:9004C
Ultra Electronics Holdings PLC
12 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
R Sharma

8 State the nature of the transaction

Disposal of shares acquired under LTIP

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

J Blogh	10,620
D Caster	6,344
A Hamment	5,057
F Hope	6,068
D Jeffcoat	6,482
C Ross	2,023
R Sharma	2,069 disposed
R Sharma	2,885 transferred to daughter (Amy Nisha Sharma)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

13. Price per share or value of transaction

£10.70

14. Date and place of transaction

09/05/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

J Blogh	1,157,892	1.72%
D Caster	1,045,979	1.55%
A Hamment	106,011	0.16%
F Hope	84,514	0.13%
D Jeffcoat	49,633	<0.1%
C Ross	23,250	<0.1%
R Sharma	18,416	<0.1%

16. Date issuer informed of transaction

10/05/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making

notification

....

Date of notification

12/05/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

1.8.86

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:19 12-May-06
Number	9000C

RNS Number:9000C
Ultra Electronics Holdings PLC
12 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
R Sharma

8 State the nature of the transaction

LTIP Vesting

9. Number of shares, debentures or financial instruments relating to shares acquired

Director/PDMR	Number of shares to vest
J Blogh	25,432
D Caster	15,193
A Hamment	12,110
F Hope	14,532
D Jeffcoat	15,523
C Ross	4,844
R Sharma	4,954

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.8975

14. Date and place of transaction

27/04/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

J Blogh	1,168,512	1.73%
D Caster	1,052,323	1.56%
A Hamment	111,068	0.16%
F Hope	90,582	0.13%
D Jeffcoat	56,115	<0.1%
C Ross	25,273	<0.1%
R Sharma	20,485	<0.1%

16. Date issuer informed of transaction

10/05/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

12/05/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34976

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Free annual report

1.B.85

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:45 03-May-06
Number	3633C

RNS Number:3633C
Ultra Electronics Holdings PLC
03 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin

R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	12
C Ross	11
R Sharma	11
A Jan-Janin	11
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.95

14. Date and place of transaction

03/05/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,130	1.54%
A Hamment	98,958	0.15%
F Hope	76,050	0.11%
D Jeffcoat	40,592	<0.1%
C Ross	20,429	<0.1%
R Sharma	15,531	<0.1%
A Jan-Janin	10,389	<0.1%
K Thomson	3,008	<0.1%

16. Date issuer informed of transaction

03/05/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

03/05/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

1.B.84

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Result of AGM
Released	16:09 27-Apr-06
Number	1341C

RNS Number:1341C
Ultra Electronics Holdings PLC
27 April 2006

27 April 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Result of Annual General Meeting

Ultra announces that all resolutions, as detailed in the Notice of Meeting in the Annual Report, were passed at the Group's Annual General Meeting held today at 10.00 a.m.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

END

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1.6.83

Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Statement
Released	07:00 27-Apr-06
Number	0695C

RNS Number:0695C
Ultra Electronics Holdings PLC
27 April 2006

Embargoed until 0700 27 April 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Statement

Ultra Electronics Holdings plc will hold its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. At the meeting, Dr. Julian Blogh, Chairman of Ultra, will make the following statement:

"As announced on 27 February in its preliminary results statement, Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was boosted by investments in recent years to enhance its battlespace IT, airport IT systems and torpedo countermeasures capabilities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group entered 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities, and to invest to respond to market demands. The order book increased significantly in 2005 and provides Ultra with its customary level of visibility for 2006 earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Gaining positions on new platforms and programmes has driven the growth of Ultra. It is still true, however, that no single programme contributes more than 5% of sales in a year, thereby underpinning the resilience of the Group's performance.

Cash generation in 2005 was strong, with a conversion percentage from operating profit, after capital expenditure, of 105%. Over the last five years, the Group's average cash conversion has been 114%, reflecting the high quality of Ultra's earnings.

2006 has started well. In January, Ultra announced that it had agreed to acquire Polyflex Aerospace Ltd ("Polyflex") for a cash consideration, subject to net asset adjustment on completion, of £4.0m. Polyflex supplies high pressure pneumatic products for a wide variety of aerospace and defence applications. These have strong synergies with those of Ultra's Precision Air Systems business, into which it is being subsumed.

In the first quarter, Ultra won orders worth over £90m, including significant US contracts for sonobuoys and battlespace IT equipment and a further contract for noise cancellation systems for the Airbus A400M aircraft. At the end of March, Ultra had an order book of over £510m.

Trading so far this year has been in line with expectations and the Board has confidence in the outlook for the Group in 2006."

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Dr Julian Blogh, Chairman — www.ultra-electronics.com
Douglas Caster, Chief Executive — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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1.8.82

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract re Active Noise Ctrl
Released	07:00 24-Apr-06
Number	8440B

RNS Number:8440B
Ultra Electronics Holdings PLC
24 April 2006

Embargoed until 0700 24 April 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded Further £6m Contract for A400M LMWS Anti Noise System

Ultra announces that its Controls business, based in Greenford, Middlesex and in Cambridge, has been awarded a further contract worth in excess of £6m to supply another active noise and vibration control system for the Airbus A400M military transport aircraft.

The contract is for a system to reduce the noise in the Load Master Work Station (LMWS) area of the aircraft. The Load Master, who is responsible for loading and unloading the aircraft, is a full-time crew member whose workplace must meet the latest European health and safety regulations recently introduced to help protect crews against exposure to high levels of noise.

In January, Ultra announced a £35m contract to supply systems that will substantially reduce the noise in the cargo bay area of the A400M and thereby protect troops carried in the aircraft from the noise generated by the aircraft's four powerful propellers.

Both systems will be based upon active and semi-active noise control technology which Ultra has developed over more than 20 years and is in operational service on more than 800 turboprop and jet aircraft worldwide.

Airbus Military's order book currently stands at 192 A400M turboprop transport aircraft, including 180 for the seven European launch nations. The programme, formally launched in May 2003, will lead to a first flight in 2008 and to first deliveries in 2009. The A400M will play an essential role in enhancing Europe's airlift capabilities, enabling common support, training and operational procedures and providing greater interoperability in multi-national humanitarian and peace-keeping missions. More recently South Africa and Malaysia have joined the A400M programme, ordering 8 and 4 aircraft respectively, and it is expected that other air forces around the world will choose the A400M to replace their aging fleets of military airlifters.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

1.8.81

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:37 18-Apr-06
Number	6064B

RNS Number:6064B
Ultra Electronics Holdings PLC
18 April 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics United States Savings Related Stock Option Plan

3. Period of return:

From: 01/11/2004 To: 30/03/2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

100,000

6. Number of securities issued/allotted under scheme during period:

32,747

7. Balance under scheme not yet issued/allotted at end of period:

67,253

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,347,211

Name of contact: D Jeffcoat
Position: Company Secretary
Telephone: +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34976

Regulatory Announcement

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RECEIVED
2006 AUG 30 P 1:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

1.13.80

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:36 18-Apr-06
Number	6060B

RNS Number:6060B
Ultra Electronics Holdings PLC
18 April 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Canadian Savings Related Stock Option Plan

3. Period of return:

From: 01/11/2004 To: 30/03/2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

75,000

6. Number of securities issued/allotted under scheme during period:

2,590

7. Balance under scheme not yet issued/allotted at end of period:

72,410

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,347,211

Name of contact: D Jeffcoat
Position: Company Secretary
Telephone: +44 (0)20 8813 4302

END

Regulatory Announcement

1.8.79

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:34 18-Apr-06
Number	6058B

RNS Number:6058B
Ultra Electronics Holdings PLC
18 April 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Company Share Option Plan

3. Period of return:

From: 01/11/2004 To: 30/03/2006

4. Balance under scheme from previous return:

180,738

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

110,380

7. Balance under scheme not yet issued/allotted at end of period:

70,358

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,347,211

Name of contact: D Jeffcoat
Position: Company Secretary
Telephone: +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

1.8.78

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:32 18-Apr-06
Number	6054B

RNS Number:6054B
Ultra Electronics Holdings PLC
18 April 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Sharesave Scheme

3. Period of return:

From: 01/11/2004 To: 30/03/2006

4. Balance under scheme from previous return:

152,874

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

128,793

7. Balance under scheme not yet issued/allotted at end of period:

24,081

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,347,211

Name of contact: D Jeffcoat
Position: Company Secretary
Telephone: +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34976

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Free annual report

1.B.77

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:30 18-Apr-06
Number	6052B

RNS Number:6052B
Ultra Electronics Holdings PLC
18 April 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Executive Share Option Scheme

3. Period of return:

From: 01/11/2004 To: 30/03/2006

4. Balance under scheme from previous return:

177,810

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

250,000

6. Number of securities issued/allotted under scheme during period:

294,123

7. Balance under scheme not yet issued/allotted at end of period:

133,687

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,347,211

Name of contact: D Jeffcoat
Position: Company Secretary
Telephone: +44 (0)20 8813 4302

END

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Free annual report

1.8.76

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Information Update
Released	16:36 13-Apr-06
Number	5465B

RNS Number:5465B
Ultra Electronics Holdings PLC
13 April 2006

Ultra Electronic Holdings plc

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public over the period 1 January 2005 to 13 April 2006:

1. London Stock Exchange Announcements

The following UK Regulatory announcements have been made via a Regulatory Information Service. A copy of the full text can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews

Date	Description
03 Apr, 2006	Director/PDMR Shareholding
30 Mar, 2006	Annual Report and Accounts
24 Mar, 2006	Additional Listing
20 Mar, 2006	Director/PDMR Shareholding
17 Mar, 2006	Director/PDMR Shareholding
01 Mar, 2006	Director/PDMR Shareholding
27 Feb, 2006	Re Contract
27 Feb, 2006	Final Results
23 Feb, 2006	Holding(s) in Company
21 Feb, 2006	Holding(s) in Company
01 Feb, 2006	Director/PDMR Shareholding
26 Jan, 2006	Notice of Results
12 Jan, 2006	Re Contract
09 Jan, 2006	Contract re Active Noise Ctrl
09 Jan, 2006	Contract re Sub Equipment
09 Jan, 2006	Contracts re ASW Equipment
09 Jan, 2006	Contract re Mine Disposal Sys
09 Jan, 2006	Contract re Watchkeeper UAV
03 Jan, 2006	Director/PDMR Shareholding
12 Dec, 2005	Trading Statement
06 Dec, 2005	Director/PDMR Shareholding
02 Dec, 2005	Director/PDMR Shareholding
21 Nov, 2005	Holding(s) in Company
02 Nov, 2005	Director/PDMR Shareholding
19 Oct, 2005	Re Contract
18 Oct, 2005	Holding(s) in Company
04 Oct, 2005	Director/PDMR Shareholding
29 Sep, 2005	Re Contract
27 Sep, 2005	Re Contract
02 Sep, 2005	Director/PDMR Shareholding

02 Aug, 2005	Director/PDMR Shareholding
02 Aug, 2005	Director/PDMR Shareholding
01 Aug, 2005	Interim Results
25 Jul, 2005	Re Contract
18 Jul, 2005	Acquisition
05 Jul, 2005	Director/PDMR Shareholding
01 Jul, 2005	Notice of Results
29 Jun, 2005	Holding(s) in Company
22 Jun, 2005	IFRS Update
22 Jun, 2005	Trading Statement
06 Jun, 2005	Re Contract
02 Jun, 2005	Director Shareholding
19 May, 2005	Holding(s) in Company
04 May, 2005	Director Shareholding
04 May, 2005	Director Shareholding
04 May, 2005	Director Shareholding
04 May, 2005	Director Shareholding
04 May, 2005	Director Shareholding
03 May, 2005	Director Shareholding
03 May, 2005	Re Contract
25 Apr, 2005	Re Contract
22 Apr, 2005	Result of AGM
22 Apr, 2005	AGM Statement
13 Apr, 2005	Holding(s) in Company
07 Apr, 2005	Holding(s) in Company
01 Apr, 2005	Director Shareholding
29 Mar, 2005	Acquisition
18 Mar, 2005	Director Shareholding
15 Mar, 2005	Re Contract
15 Mar, 2005	Re Contract
10 Mar, 2005	Holding(s) in Company
08 Mar, 2005	Holding(s) in Company
03 Mar, 2005	Director Shareholding
25 Feb, 2005	Holding(s) in Company
23 Feb, 2005	Holding(s) in Company
22 Feb, 2005	Director Shareholding
21 Feb, 2005	Final Results
02 Feb, 2005	Director Shareholding
31 Jan, 2005	Directorate Change
20 Jan, 2005	Notice of Results
20 Jan, 2005	Holding(s) in Company
11 Jan, 2005	Holding(s) in Company
04 Jan, 2005	Director Shareholding

2. Documents Filed at Companies House

The Company has also made the following filings with Companies House during the period. Copies of these documents can be obtained from Companies House at Crown Way, Maindy, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Published	Type	Description
29 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
20 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
20 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
20 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 Mar, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)

```
15 Feb, 2006    88(2)R    Return of Allotment of Shares (excluding non-cash)
01 Feb, 2006    88(2)R    Return of Allotment of Shares (excluding non-cash)
24 Jan, 2006    88(2)R    Return of Allotment of Shares (excluding non-cash)
14 Dec, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
14 Dec, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
13 Dec 2005     88(2)R    Return of Allotment of Shares (excluding non-cash)
14 Nov, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
10 Nov, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
09 Nov, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
09 Nov, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
09 Nov, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
13 Oct,2005     88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
04 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
04 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
04 Oct, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
21 Sep, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
22 Aug, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
17 Aug, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
17 Aug, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Aug, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
11 Aug, 2005    363a      Annual Return
22 Jul, 2005    190       Location of Debenture Register
22 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
13 Jul, 2005    288c      Director's Particulars Changed
07 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
07 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
06 Jul, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
16 May, 2005    288b      Director Resigned
11 May, 2005    AA        Group of Companies Accounts made up to 31/12/04
15 Mar, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
15 Mar, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
15 Mar, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
15 Mar, 2005    88(2)R    Return of Allotment of Shares (excluding non-cash)
```

15 Mar, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Mar, 2005	288a	Director Appointed
24 Feb, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 Feb, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Feb, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Feb, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Jan, 2005	88(2)R	Return of Allotment of Shares (excluding non-cash)

3. Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for Inspection at their Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Date of Submission	Description
22 Mar, 2006	Blocklisting Application

4. Documents sent to Shareholders

The following documents were sent to shareholders over the past twelve months and can be obtained from the Company's website at www.ultra-electronics.com.

Annual Report and Accounts (2004)
Proxy Form and Notice of Annual General Meeting (2004)
Interim Report and Accounts (2005)
Notice of Interim Dividend (2005)
Annual Report and Accounts (2005)
Notice of Final Dividend (2005)
Proxy Form and Notice of Annual General Meeting (2005)

5. Presentations

The following presentations appear on the Company's website at www.ultra-electronics.com.

27 Feb, 2006	Preliminary Results 2005
01 Aug, 2005	Interim Presentation
22 Jun, 2005	IFRS Restatement
21 Feb, 2005	Preliminary Results 2004

6. Press Releases

The following press releases appear on the Company's website at www.ultra-electronics.com.

Date	News Headline
13 Jan, 2005	Tactical Communication Systems Awarded Contract of $12.7 Million Cdn for 16 Mbps Line-of-Sight Radios for the Canadian Armed Forces
21 Feb, 2005	Preliminary Audited Results for the Year Ended 31 December 2004
15 Mar, 2005	Ultra wins contracts worth over $10m for HiPPAG airborne compressors
15 Mar, 2005	Ultra wins £9m airport IT contract in New Zealand
29 Mar, 2005	Ultra acquires Horizon Aerospace business
22 Apr, 2005	AGM Statement

25 Apr, 2005	Ultra to supply ASW equipment for US Navy P-8A MMA programme
03 May, 2005	Ultra wins US$10million ASW equipment contract for Canada
03 May, 2005	Ultra wins US$4million gyroscope contract
06 Jun, 2005	Ultra awarded US$23m contract for battlespace IT radios for Korea
22 Jun, 2005	Financial Results to 31 December 2004 Reinstated for IFRS
22 Jun, 2005	Trading Update
29 Jun, 2005	Ultra wins A400M Landing Gear Proximity Sensing Electronics
18 Jul, 2005	Ultra acquires Audiopack Technologies, Inc. for $60m
25 Jul, 2005	Ultra awarded US$13m contract for battlespace IT radios
01 Aug, 2005	Interim Results for the Six Months to 30 June 2005
05 Sep, 2005	Ultra wins FRES technology demonstrator contract
05 Sep, 2005	Ultra wins tactical data link development contract for USAF
19 Sep, 2005	Ultra awarded HiPPAG contract for US Small Diameter Bomb programme
27 Sep, 2005	Ultra selected to provide targeting pod for RAF Typhoon aircraft
29 Sep, 2005	Ultra wins contract to provide IT integration at Shanghai Airport
19 Oct, 2005	Ultra Wins £14m Eurofighter Typhoon Equipment Contract
25 Nov, 2005	Ultra Awarded Tactical Radio Upgrade Contract
12 Dec, 2005	Trading Update
09 Jan, 2006	Ultra Awarded £15m Submarine Equipment Upgrade Contract
09 Jan, 2006	Ultra Awarded £35m Contract for A400M Active Noise Control System
09 Jan, 2006	Ultra wins US$8m ASW equipment contracts for South Korea and Turkey
09 Jan, 2006	Ultra Awarded £35m Contract for Royal Navy Mine Disposal System
09 Jan, 2006	Ultra Wins £10m Contract to Supply Data Links for Watchkeeper UAV
12 Jan, 2006	Ultra acquires Polyflex Aerospace Ltd for £4m
27 Feb, 2006	Preliminary Audited Results for the Year Ended 31 December 2005
08 Mar, 2006	Ultra Wins Contract for BAA Staff Information System
15 Mar, 2006	Ultra delivers tactical radios to Canada

In accordance with Article 27.3 of the Prospectus Directive it is acknowledged that whilst the information referred to above was up-to-date at the date of this announcement, such disclosures may, at any time, be out of date due to changing circumstances.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretary
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex
UB6 8UA
United Kingdom

END

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82-34976

Regulatory Announcement

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RECEIVED
2006 AUG 30 P 1:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

1.B.75

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	10:00 12-Apr-06
Number	4184B

RNS Number:4184B
Ultra Electronics Holdings PLC
12 April 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 24 March 2006 that on 24 March 2006 Mr Keith Thomson, a Person Discharging Managerial Responsibilities, exercised an option over 2,734 ordinary shares of 0.5 pence each in Ultra Electronics Holdings plc under the Executive Share Option Scheme.

1,187 of the shares were transferred to Mrs Alison Thomson and subsequently both the shareholdings of Mr Keith Thomson and Mrs Alison Thomson were sold.

The consideration for the exercise of shares under option was 385.5 pence per share, the sale price was 1095.8387 pence per share. The transaction took place on 24 March 2006 on the London Stock Exchange.

12 April 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

1.8.74

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:15 10-Apr-06
Number	3158B

RNS Number:3158B
Ultra Electronics Holdings PLC
10 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	92251
Bank of Ireland Nominees	191924
Bank of New York	561450
Barclays Capital Nominees Ltd	170783
BNP Paribas	16314
BNY (OCS) Nominees Ltd	39436
BOISS Nominees Ltd	39890
BT Globenet Nominees Ltd	4395
Chase Nominees Ltd	2700637
CIBC Mellon Global Securities	9922
Citibank	22169
HSBC	55980
Investors Bank & Trust Co.	860370
JP Morgan (BGI Custody)	1255208
JPM Frankfurt	4808
JP Morgan Chase Bank	104442
Mellon Bank	114600
Mellon Trust - US Custodian	23920
Mellon Trust of New England	26063
Midland Bank (HSBC Bank plc)	135246
Northern Trust	261656
Northern Trust Bank - BGI SEPA	71235
RC Greig Nominees Ltd	10247
State Street	68560
State Street Bank and Trust -WI	19042
State Street Trust of Canada	22554

The Northern Trust Company - U 16073
Zeban Nominees Ltd 591499

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

10/04/06

12. Total holding following this notification

7490674

13. Total percentage holding of issued class following this notification

11.1%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat

+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Finance Director and Company Secretary

Date of notification

10/04/06

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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1.B.73

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:06 03-Apr-06
Number	8906A

RNS Number:8906A
Ultra Electronics Holdings PLC
03 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin

R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	11
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.68

14. Date and place of transaction

03/04/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,119	1.54%
A Hamment	98,947	0.15%
F Hope	76,039	0.11%
D Jeffcoat	40,580	<0.1%
C Ross	20,418	<0.1%
R Sharma	15,520	<0.1%
A Jan-Janin	10,378	<0.1%
K Thomson	2,997	<0.1%

16. Date issuer informed of transaction

03/04/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

D Jeffcoat
Finance Director and Company Secretary

Date of notification

03/04/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

1.8.72

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Report and Accounts
Released	16:07 30-Mar-06
Number	7032A

RNS Number:7032A
Ultra Electronics Holdings PLC
30 March 2006

30 March 2006

Ultra Electronics Holdings plc

Annual Report and Accounts

Copies of the Company's Annual Report and Accounts for the year ended 31 December 2005 have been submitted to the UK Listing Authority and are now available at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Jeffcoat
Finance Director and Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Free annual report

1.8.71

Go to market news section

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Additional Listing
Released	10:36 24-Mar-06
Number	3386A

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 425,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 250,000 shares to be issued under the Executive Share Option Scheme, 75,000 shares under the Canadian Savings Related Stock Option Plan and 100,000 shares to be issued under the United States Savings Related Stock Option Plan.

END

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1.8.70

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:23 20-Mar-06
Number	0794A

RNS Number:0794A
Ultra Electronics Holdings PLC
20 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

A J Walker 11,912

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A J Walker <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.39

14. Date and place of transaction

20/03/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

A J Walker	13,477	0.02%

16. Date issuer informed of transaction

20/03/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

20/03/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976

Regulatory Announcement

1.B.69

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	11:26 17-Mar-06
Number	9783Z

RNS Number:9783Z
Ultra Electronics Holdings PLC
17 March 2006

Director/PDMR Shareholding

Ultra Electronics Holdings plc (the "Company") announces that on 23rd February 2006, awards ("Awards") to acquire ordinary shares in the Company were granted to the following executive Directors and other Persons Discharging Managerial Responsibility under the Ultra Electronics Long-Term Incentive Plan.

Douglas Caster	24,727
Andrew Hamment	12,858
Frank Hope	17,309
David Jeffcoat	17,309
Alan Jan-Janin	10,385
Colin Ross	7,789
Rakesh Sharma	8,902
Keith Thomson	4,673

The Awards have been made in accordance with the Company's Long-Term Incentive Plan approved by the Company's Remuneration Committee, and vesting is subject to the performance criteria approved at that meeting.

The Awards are granted as nil cost options; the calculations of the number of shares awarded being based on the average price on the 10-days leading up to and including 17th February 2006 of £10.11 per share.

The realisation of Awards is to be dependent upon the Company's earnings per share ("EPS") growth over a three-year period relative to the EPS growth of a group of comparative companies. Vesting commences at 20% for median performance, rising on a straight-line basis so that the Award vests in full for upper-quartile performance. To the extent that the targets are not met at the end of the three-year period, the Award lapses.

For further information, please contact:

D Jeffcoat
Company Secretary
Tel: +44 (0)20 813 4321

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976

Regulatory Announcement

1.B.68

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:57 01-Mar-06
Number	1346Z

RNS Number:1346Z
Ultra Electronics Holdings PLC
01 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin

R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	13
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.085

14. Date and place of transaction

01/03/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,107	1.54%
A Hamment	98,935	0.15%
F Hope	76,027	0.11%
D Jeffcoat	40,569	<0.1%
C Ross	20,406	<0.1%
R Sharma	15,508	<0.1%
A Jan-Janin	10,366	<0.1%
K Thomson	2,985	<0.1%

16. Date issuer informed of transaction

01/03/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

01/03/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Final Results
Released	07:00 27-Feb-06
Number	9485Y

RNS Number:9485Y
Ultra Electronics Holdings PLC
27 February 2006

Embargoed until 07.00 27 February 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2005

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2005	Year ended 31 December 2004	Change
Revenue	£342.4m	£310.7m	+10%
Operating profit(1)	£51.1m	£43.3m	+18%
Profit before tax(2)	£47.4m	£40.1m	+18%
Earnings per share(2)	50.7p	43.7p	+16%
Dividend per share - final	10.7p	9.2p	+16%
- total	15.9p	13.8p	+15%

(1) before amortisation of intangibles arising on aquisition. IFRS profit from operations £47.8m (2004: £43.3m).
(2) before amortisation of intangibles arising on aquisition and loss on derivati financial instruments. IFRS profit before tax £40.7m (2004: £40.1m). Basic EPS 43.9p (2004: 43.7p).
(3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangi arising on aquisition.

- Strong sales and profit growth
  - performance boosted by battlespace IT, airport IT and torpedo countermeasure systems
  - part year contributions from 2005 acquisitions and full-year benefit of 2004 acquisitions
- Operating margin(1) increased to 15%, with continuing efficiency improvements and cost control
- Operating cash conversion(3) of 105%, giving five-year average of 114%
- Investment strategy continues to underpin strong performance
  - £24.6m invested in existing businesses to position for future programmes
  - £36.6m invested in complementary acquisitions to strengthen position in civil aerospace and homeland security markets
- Important contracts secured during 2005, supporting the further growth of the Group

- Order book grew by 27% to £501m, a significant increase during the year and maintaining high visibility of future earnings

Douglas Caster, Chief Executive, commented:
"2005 has continued Ultra's long track record of success and some significant contracts were won in the year. The Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group in 2006."

Enquiries:
Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2005

Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was helped by recent investments to enhance its battlespace IT, airport IT systems and torpedo countermeasures capabilities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005, including positions on new programmes that will support further growth of the Group.

Financial Review

	Year ended 31 December 2005 £m		Year ended 31 December 2004 £m		Gr
Order book					
- Aircraft & Vehicle Systems	133.8		72.3		8
- Information & Power Systems	127.9		122.1		
- Tactical & Sonar Systems	239.0		201.0		1
Total order book		500.7		395.4	2
Revenue					
- Aircraft & Vehicle Systems	84.4		76.6		1
- Information & Power Systems	117.3		113.7		
- Tactical & Sonar Systems	140.7		120.4		1
Total revenue		342.4		310.7	1
Organic growth					
Operating profit(1)					
- Aircraft & vehicle Systems	15.9		14.9		
- Information & Power Systems	18.1		15.0		2
- Tactical & Sonar Systems	17.1		13.4		2
Total operating profit(1)		51.1		43.3	1
Interest		(3.7)		(3.2)	1
Profit before tax(2)		47.4		40.1	1

Operating margin(1)					
- Aircraft & Vehicle Systems	18.9%		19.4%		
- Information & Power Systems	15.4%		13.2%		
- Tactical & Sonar Systems	12.2%		11.1%		
Total operating margin(1)		14.9%		13.9%	
Operating cash flow(3)		53.8		46.9	
Cash conversion(4)		105%		108%	
Net debt(5) at year-end		34.3		24.1	
Bank interest cover		18.6x		16.2x	
Earnings per share(2)		50.7p		43.7p	1

The strong performance of the Group was aided by high sales of tactical data link systems to the US armed forces, increased deliveries of battlespace IT equipment for military vehicles, airport IT systems and torpedo countermeasures. There was an increase in the Group's operating margin(1) to 14.9% (2004: 13.9%), reflecting continuing improvements in efficiency and a constant focus on cost control. This resulted in operating profit(1) growth of 18%, despite the £5.2m negative impact of weaker hedged exchange rates for US$ sales made by Ultra's businesses in the UK and Canada.

Headline profit before tax(2) increased by 18% to £47.4m (2004: £40.1m) but statutory profit before tax rose by 2% to £40.7m (2004: £40.1m). This latter growth was substantially lower due to higher amortisation of acquired intangibles (2005: £3.3m, 2004: nil) and a loss of £3.4m on financial instruments, not recognised in the previous year. The trend in both of these items was mainly attributable to the transition to International Financial Reporting Standards.

The effective tax rate for the year was 27.7%, compared to 27.2% in 2004.

The conversion of operating profit(1) to operating cash flow(3) in the year was 105%. Over the last five years, the Group's average cash conversion(4) has been 114%, reflecting the high quality of Ultra's earnings.

Net debt(5) at the year-end increased by just £10.2m to £34.3m (2004: £24.1m), after funding an investment of £61.2m in the year. Of this, a total of £36.6m after expenses was spent on acquisitions, with £24.6m (2004: £20.7m) spent on research and development, capital expenditure and new business development. This £24.6m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2005, this amounted to £60.6m (2004: £54.9m) and so, in total, over 20% of Ultra's activity is new product development.

Bank interest cost was covered 18.6 times by operating profit(1).

Ultra had net current assets at the year end of £21.4m compared with net current liabilities of £34.4m at the end of 2004. This improvement reflects the renegotiation during the year of the Group's banking facilities. With renewal falling due within 2005, bank borrowings were treated as short-term liabilities in the 2004 results.

At the end of 2005 the Group's order book was valued at the record level of £501m, an increase of 27% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

Dividend

The proposed final dividend is 10.7p, bringing the total dividend for the year to 15.9p (2004: 13.8p). This represents an annual increase of 15%, with the dividend being covered 3.2 times by earnings per share(2). If approved, the dividend will be paid on 5 May 2006 to shareholders on the register on 18 April 2006.

(1) before amortisation of intangibles arising on acquisition.
(2) before amortisation of intangibles arising on acquisition and loss on derivative financial instruments.
(3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
(4) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangi arising on acquisition.
(5) bank overdrafts and loans less cash and cash equivalents.

2005 Acquisitions

In 2005, the Group made two acquisitions, Horizon Aerospace in March and Audiopack Technologies in July. The total cash consideration for acquisitions was £36.6m including expenses, financed using Ultra's banking facilities.

Horizon, now fully integrated into Ultra's Flightline Systems business in Rochester, New York, USA, supplies and supports a broad range of cockpit instruments for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments. These products are used on many aircraft such as the Boeing 737 and 777 and complement Flightline's existing range of specialist sonobuoy receivers and electro-mechanical gyroscopes. Flightline Systems is part of Ultra's Tactical & Sonar Systems division.

Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is now also part of the Tactical & Sonar Systems division. Based in Cleveland, Ohio, USA, Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, gas masks and breathing apparatus. The products are supplied mainly to the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. Ultra will benefit by being able to offer elements of its battlespace IT product range to this market sector for command and control purposes.

Review of Operations

Aircraft & Vehicle Systems

Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft, land vehicles and civil aerospace markets.

Revenue increased by 10% to £84.4m (2004: £76.6m). Operating profit(1) grew by 7% to £15.9m (2004: £14.9m) giving an operating margin(1) of 18.9% (2004: 19.4%).

The continued buoyancy of the civil aerospace market drove sales growth of Ultra's cabin quietening equipment for the Bombardier Q Series turboprop aircraft and landing gear control computers to Airbus. Development activity on the wing ice protection and door and landing gear proximity sensing systems for the Boeing 787 aircraft progressed to plan, with the increased investment funded by Ultra reducing margins slightly in the division. Sales of these systems should commence in 2007 ahead of the 787 entering service in 2008.

An important achievement in the year was the selection of Ultra to supply a noise cancellation system for the main cargo cabin of the Airbus A400M military transport aircraft and a separate contract to supply specialised landing gear equipment. Airbus currently has 192 orders for the A400M, with the first aircraft due to enter service in 2009. This new programme for Ultra contributed significantly to the order book growth in 2005.

Sales of Ultra's HiPPAG missile cooling compressor for the US Navy's F/A-18 E/F

Super Hornet aircraft rose in 2005 but the rate of production for the Eurofighter Typhoon aircraft was reduced in order to realign HiPPAG deliveries to the aircraft programme. Following a number of successful trials in the US of Boeing's Small Diameter Bomb system, Ultra was awarded the first low-rate initial production contracts for the munitions ejection variant of HiPPAG. The development of HiPPAG for the munitions ejection role on the F-35 Joint Strike Fighter aircraft also proceeded to plan.

In the UK, deliveries of cockpit controls, indicators and landing gear control equipment for the first tranche of the Eurofighter Typhoon aircraft continued during 2005 and additional orders for this equipment were secured for the second tranche of 236 aircraft, for which the delivery period extends out to 2012.

Production deliveries commenced to BAE Systems of the indirect vision system for the British Army's Engineer Tank System and crew controls equipment for the Terrier combat engineering vehicle, making a significant contribution to the division's growth. Ultra teamed with CTAI, a joint venture between BAE Systems and GIAT, to position for a competition to upgrade the British Army's Warrior armoured fighting vehicle.

Information & Power Systems

Information & Power Systems consists of seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Revenue in the division increased by 3% to £117.3m (2004: £113.7m). Operating profit(1) increased by 20% to £18.1m (2004: £15.0m), giving an operating margin (1) of 15.4% (2004: 13.2%).

Revenue growth was impacted by the decline of the track-side rail power supply activity for Network Rail that peaked in 2004. However, this reduction was more than compensated for by the growth in battlespace IT equipment and the continued success of Ultra's ADSI data link processor and situational awareness system in the US. Multi-year programmes to adapt ADSI for all four services of the US armed forces and separately for systems to support peace keeping operations in Iraq have contributed considerably to the growth of the division.

Ultra's airport IT systems business achieved an excellent performance, which also contributed to the division's progress. There was increased activity on the IT infrastructure of BAA's Terminal 5 at London Heathrow airport as the project transitioned from design to implementation. In September, Ultra secured the contract to supply IT integration services to Shanghai's Pudong International Airport, building on Ultra's success at Terminal 5 and the market position gained through the acquisition of Videcom in 2004. Shanghai will be a world class reference site for Ultra in the rapidly-growing Asia-Pacific airport market.

Ultra's dominance of airline baggage reconciliation systems continued with the on-time commissioning of the system that serves all of the international airports in New Zealand. Ultra's managed baggage reconciliation services, provided at Heathrow, in Australia and in the US, continue to operate successfully and are providing the expected revenue growth and return on investment.

The highest priority planned procurement programme for the British Army is the Future Rapid Effects System ("FRES") comprising a family of armoured vehicles, incorporating a significant amount of battlespace IT, to cover a wide range of combat and support roles. By teaming with Lockheed Martin, one of the two competing prime contractors, Ultra has secured a sub-contract to lead the electronic architecture technology demonstrator programme that will define the team's battlespace IT infrastructure for FRES.

Development activity for the replacement control system for the nuclear reactors

powering the Royal Navy's submarines progressed satisfactorily to plan and the complex central control consoles for the Astute submarine were also delivered. A contract was secured to upgrade and support the equipment that enables the control and firing of weapons from the torpedo tubes of the Royal Navy's Trafalgar and Vanguard Class submarines.

Tactical & Sonar Systems

Tactical & Sonar Systems, with the addition of Audiopack and the integration of Horizon into Flightline Systems, comprises eight businesses in the UK and North America that supply communications and underwater equipment to homeland security and military users worldwide.

Revenue in the division increased to £140.8m from £120.5m in 2004, a rise of 17% of which 7% was organic. Operating profit(1) increased 28% to £17.1m (2004: £13.4m), giving an operating margin(1) of 12.2% (2004: 11.1%).

The new variant of the US Navy's passive sonobuoy was successfully introduced in the second half of 2005, providing better performance at reduced cost. Overall however, the level of sonobuoy sales was broadly unchanged for the third year in a row. In both the US and UK, funded development work proceeded on the next generation of sonobuoy systems that will improve the ability to detect small, extremely quiet, diesel-electric submarines able to operate in shallow, coastal waters.

Significant orders for Ultra's specialist sonobuoy telemetry receivers were won during the year securing long term positions on a number of new anti-submarine warfare (ASW) aircraft programmes, including the Boeing P-8A aircraft being developed to replace the US Navy's ageing P-3 Orions and the Turkish Navy's ATR-72 ASW platform. In addition, the latest helicopter versions of Ultra's sonobuoy receiver were selected for the Cyclone maritime helicopter programme in Canada and the MH-60R Seahawk in the US.

Sales were boosted by the on-time delivery of a further six ship-sets of the Group's Surface Ship Torpedo Defence system to the Royal Navy, with three of these systems installed on ships and at sea by the year-end. In the United States the torpedo defence technology demonstrator programme secured in 2004 made excellent progress and successful trials have now been conducted against real weapons. The Group also benefited from increased sales of submarine-launched torpedo countermeasures for the US Navy and for international customers. During the year, development of the bow sonar for the Royal Navy's Type 45 destroyer made satisfactory progress and the first system was nearing completion by year-en

The Group was awarded a contract for the Royal Navy's mine disposal programme after teaming with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply and then support from within the UK.

Sales of battlespace IT equipment once again contributed to the growth of this division, with particular success achieved in international markets. Ultra made further deliveries of high capacity radios to the US Army's communications infrastructure programme and for its Patriot missile defence system. Radio systems, upgraded to provide improved data transmission capacity, were also sold to the South Korean and Canadian armed forces.

Following several years of investment and market positioning, during which Ultra designed what is planned to be the NATO standard for the radio control links for unmanned air vehicles (UAVs), Ultra won a contract to supply such equipment for the British Army's Watchkeeper UAV programme. This is another new growth niche for Ultra which, with its associated encryption equipment, will aid the further growth of the Group.

Outlook

In Ultra's main defence markets worldwide, budgets continue to rise. Within

these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

The recent UK Government Defence Industrial Strategy document confirmed that a future priority for the MoD will be to upgrade existing platforms with smarter capabilities through the integration of enhanced electronic solutions. The report also confirmed the MoD's reliance on the private sector for innovative solutions and through-life support. The MoD is open to solutions from overseas suppliers but will require technology transfer to the UK in order to maintain operational sovereignty for its armed forces. Consequently, Ultra's market position, together with its expertise in international teaming, positions the Group to continue to play a significant role in fulfilling the MoD's objectives.

In the US, the recently published Quadrennial Defense Review ("QDR") emphasises the need to combat the asymmetric terrorist threat. Additionally, the QDR supports the simultaneous maintenance of a US, worldwide capability to wage a major conflict against a near-peer opponent. As a consequence, there will be a continuing focus of expenditure on battlespace IT solutions, especially advanced surveillance and command and control systems. The US will continue to seek dominance in the air, land and maritime domains through the continued development of smart capability.

In the civil markets, aerospace remains buoyant and healthy demand continues both for sales of original equipment and for aftermarket support equipment. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

Ultra's currency hedging policy protected the Group against the worst effects of the weak US dollar at the beginning of 2005. The effective average hedged exchange rates for sterling and Canadian dollars were US $1.73 (2004: $1.50) and $0.75 (2004: $0.72) respectively for 2005. However weaker hedged rates will apply in 2006, more notably this time in Canada. Overall profits are expected to be reduced by approximately £3m due to currency transaction effects. This reduction is built into management's profit expectations for 2006.

As the significance of Ultra's North American businesses continues to grow, a further increase in the effective tax rate is probable. It is likely that the rate will increase to more than 28.0%, compared to 27.7% in 2005.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group enters 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities and to invest to respond to market demands. The record order book of £501m represents a significant increase in the year and provides Ultra with its customary level of earnings visibility. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Despite the growth of Ultra, it remains true that no single programme contributes more than 5% of sales in a year, thereby underpinning the robustness of the Group's performance.

Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

Enquiries:

Ultra Electronics Holdings plc	(27.02.06) 020 7067 0700
Douglas Caster, Chief Executive	Thereafter 020 8813 4321
David Jeffcoat, Finance Director	www.ultra-electronics.com
Weber Shandwick Square Mile	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Income Statement

	Note	2005 £000	
Continuing operations			
Revenue	1	342,410	3
Cost of sales		(250,160)	(2
Gross Profit		92,250	
Other operating income		4,805	
Distribution costs		(825)	
Administrative expenses		(48,393)	(
Other operating expenses		-	

Profit from operations		47,837	
Investment revenue	3	553	
Finance costs	4	(7,688)	
Profit before tax	1	40,702	
Tax	5	(11,292)	(
Profit for the year from continuing operations attributable to equity holders of the parent		29,410	
Earnings per ordinary share (pence)			
From continuing operations			
- Basic		43.9	
- Diluted		43.5	

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Balance Sheet

	Note	2005 £000	
Non-current assets			
Intangible assets		150,494	1
Property, plant and equipment		22,844	
Deferred tax assets		17,301	
		190,639	1
Current assets			
Inventories	7	25,937	
Trade and other receivables	8	74,412	
Cash and cash equivalents		40,193	
		140,542	1
Total assets		331,181	2
Current liabilities			
Trade and other payables	9	(104,009)	(
Tax liabilities		(8,089)	
Obligations under finance leases		(36)	
Bank overdrafts and loans		-	(
Short-term provisions	10	(7,028)	
		(119,162)	(1
Non-current liabilities			
Retirement benefit obligations		(46,576)	(
Other payables	9	(930)	
Deferred tax liabilities		(1,149)	
Obligations under finance leases		(67)	
Bank overdrafts and loans		(74,367)	
Long-term provisions	10	(3,874)	
		(126,963)	(
Total liabilities		(246,125)	(1

Net assets	85,056

Capital and reserves	
Share capital	3,361
Share premium account	31,679
Own shares	(2,641)
Hedging and translation reserves	(990)
Retained earnings	53,647
Total equity	85,056

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Cash Flow Statement

	Note	2005 £000	
Net cash from operating activities	12	48,217	
Investing activities			
Interest received		549	
Purchase of property, plant and equipment		(7,311)	
Proceeds of disposal of property, plant and equipment		100	
Expenditure on product development and other intangibles		(2,909)	
Acquisition of subsidiary undertakings (net of cash acquired)		(36,610)	(
Net cash used in investing activities		(46,181)	(
Financing activities			
Issue of share capital		1,389	
Purchase of Long-Term Incentive Plan shares		(596)	
Dividends paid		(9,567)	
Increase/(repayments) of borrowings		21,747	
Repayments of obligations under finance leases		(20)	
New finance leases		92	
Net cash used in financing activities		13,045	
Net increase in cash and cash equivalents		15,081	
Cash and cash equivalents at beginning of year		24,060	
Effect of foreign exchange rate changes		1,052	
Cash and cash equivalents at end of year		40,193	

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Statement of Recognised Income and Expense

	2005 £000
Exchange differences on translation of foreign operations	108
Fair value of derivatives at 1 January 2005	2,268
Actuarial losses on defined benefit pension schemes	(3,580)
Loss on cash flow hedge	(144)
Tax on items taken directly to equity	(522)
Net expense recognised directly in equity	(1,870)
Profit for the year	29,410
Total recognised income and expense for the year	27,540

Notes:

1. Segmental analysis

(a) Revenue by division

	2005			2004	
	External revenue £000	Internal revenue £000	Total £000	External revenue £000	Intern reven £0
Aircraft & Vehicle Systems	84,370	982	85,352	76,593	1,0
Information & Power Systems	117,268	7,632	124,900	113,689	3,1
Tactical & Sonar Systems	140,772	8,035	148,807	120,460	11,7
Eliminations	-	(16,649)	(16,649)	-	(15,9
Consolidated revenue	342,410	-	342,410	310,742	

(b) Profit by division

	2005 £000	20 £0
Aircraft & Vehicle Systems	15,923	14,8
Information & Power Systems	18,094	15,0
Tactical & Sonar Systems	17,117	13,3
	51,134	43,2
Amortisation of intangibles arising on acquisition*	(3,297)	
Profit from operations	47,837	43,2
Investment revenue	553	1
Finance costs	(7,688)	(3,3
Profit before tax	40,702	40,0

* All of the charge relating to the amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

(c) Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles		Depreciation and amortisation	
	2005	2004	2005	2004
	£000	£000	£000	£000
Aircraft & Vehicle Systems	2,177	1,860	1,208	1,121
Information & Power Systems	4,420	2,711	3,233	2,186
Tactical & Sonar Systems	3,623	2,593	7,141	2,184
Total	10,220	7,164	11,582	5,491

The 2005 depreciation and amortisation expense includes £5,450,000 of amortisation charges (2004: £422,000) and £6,132,000 of property, plant and equipment depreciation charges (2004: £5,069,000). The increase in the amortisation charge results from the amortisation of intangible assets arising on the acquisition of the aircraft instrument business of Horizon Aerospace LLC (Horizon) and Audiopack Technologies Inc (Audiopack). These intangible assets (principally intellectual property, customer relationships and profit in opening order book) had a fair value at acquisition of £28,100,000. Both Horizon and Audiopack are included within Tactical & Sonar Systems.

(d) Total assets by segment

	2005	20
	£000	£0
Aircraft & Vehicle Systems	67,144	64,2
Information & Power Systems	64,439	62,1
Tactical & Sonar Systems	141,441	99,5
	273,024	225,9
Unallocated	58,157	38,0
Total assets	331,181	264,0

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(e) Total liabilities by segment

	2005	20
	£000	£0
Aircraft & Vehicle Systems	(25,454)	(22,6
Information & Power Systems	(38,528)	(41,8
Tactical & Sonar Systems	(49,985)	(37,3
	(113,967)	(101,8
Unallocated	(132,158)	(97,7
Total assets	(246,125)	(199,6

Unallocated liabilities represent derivatives at fair value, tax creditors, retirement benefit obligation and bank loans and overdrafts.

(f) Revenue by destination

	2005	20
	£000	£0
United Kingdom	132,603	132,1
Continental Europe	38,938	32,9
North America	145,338	109,3
Rest of the World	25,531	36,3

		342,410	310,7

(g) Other information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2005	2004	2005	2004
	£000	£000	£000	£000
United Kingdom	131,336	128,349	6,430	4,626
North America	141,688	97,615	3,790	2,538
	273,024	225,964	10,220	7,164

2. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2005	2004
	£000	£000
Profit from operations	47,837	43,294
Add: Amortisation of intangibles arising on acquisition	3,297	-
Operating profit (adjusted) (a)	51,134	43,294
Profit before tax	40,702	40,089
Add: IAS 39 loss arising on derivatives	3,436	-
Add: Amortisation of intangibles arising on acquisition	3,297	-
Profit before tax (adjusted) (b)	47,435	40,089
Cash generated by operations	64,499	55,216
Purchase of property, plant and equipment	(7,311)	(5,246
Proceeds on disposal of property, plant and equipment	100	3
Expenditure on product development and other intangibles	(2,909)	(1,919
Purchase of Long-Term Incentive Plan shares	(596)	(1,124
Operating cash flow (adjusted) (c)	53,783	46,930

Operating profit at (a) in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at (b) in the above table and adjusted earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ((b) in the above table) and adjusted earnings per share before changes in the valuation of these instruments so that

the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (c), rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Investment revenue

	2005 £000	2004 £000
Interest revenue	553	157
	553	157

4. Finance costs

	2005 £000	2004 £000
Amortisation of finance costs of debt	137	130
Interest payable on bank loans and overdrafts	3,164	2,700
Interest payable on finance leases	2	3
Total borrowing costs	3,303	2,833
IAS 39 loss arising on derivatives	3,436	-
Retirement benefit scheme finance charges	949	529
	7,688	3,362

5. Tax

	2005 £000	2004 £000
Current tax		
United Kingdom	7,254	6,970
Overseas	5,805	4,071
Deferred tax		
United Kingdom and Overseas	(1,767)	(103
Total tax charge	11,292	10,938

6. Dividends

	2005 £000	2004 £000
Final dividend for the year ended 31 December 2004 of 9.2p (2003:8.2p) per share	6,078	5,462
Interim dividend for the year ended 31 December 2005 of 5.2p (2004:4.6p) per share	3,489	3,069
	9,567	8,531

Proposed final dividend for the year ended 31 December 2005 of 10.7p (2004:9.2p) per share	7,134	6,078

The 2005 proposed final dividend was approved by the Board after 31 December 2005 and has therefore not been included as a liability as at 31 December 2005.

7. Inventories

	2005 £000	2004 £000
Raw materials and consumables	17,578	11,491
Work in progress	6,376	8,836
Finished goods and goods for resale	1,983	2,230
	25,937	22,557

8. Trade and other receivables

	2005 £000	2004 £000
Trade receivables	47,052	40,482
Amounts due from contract customers	23,026	23,978
Derivatives at fair value	663	-
Other receivables	1,885	2,125
Prepayments and accrued income	1,786	1,767
	74,412	68,352

9. Trade and other payables

Amounts included in current liabilities	2005 £000	2004 £000
Trade payables	27,797	25,215
Amounts due to contract customers	32,745	23,096
Derivatives at fair value	1,977	-
Other payables	11,712	11,419
Accruals and deferred income	29,778	30,368
	104,009	90,098

Amounts included in non current liabilities	2005 £000	2004 £000
Other payables	223	364
Accruals and deferred income	707	751
	930	1,115

10. Provisions

	Warranties £000	Contract related provisions £000	Total £000
At 1 January 2005	8,462	2,174	10,636
Additional provision	1,044	1,024	2,068
Utilisation of provision	(1,475)	(1,102)	(2,577
Acquisition of subsidiary undertaking	269	192	461

Exchange differences	120	194	314
At 31 December 2005	8,420	2,482	10,902
Included in current liabilities	5,966	1,062	7,028
Included in non current liabilities	2,454	1,420	3,874
	8,420	2,482	10,902

11. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit schemes is as follows:

	2005 £000	2004 £000
Fair value of scheme assets	99.8	76.1
Present value of scheme liabilities	(146.4)	(116.3
Scheme deficit	(46.6)	(40.2
Related deferred tax asset	14.0	12.1
Net pension liability	(32.6)	(28.1

12. Cash flow information

	2005 £000	2004 £000
Profit from operations	47,837	43,294
Adjustments for:		
Depreciation of property, plant and equipment	6,132	5,069
Amortisation of intangible assets	5,450	422
Cost of equity settled employee share schemes	1,212	797
Increase/(decrease) in post employment benefit obligation	120	(55
(Profit)/loss on disposal of property, plant and equipment	(4)	58
(Decrease)/increase in provisions	(366)	2,849
Operating cash flows before movements in working capital	60,381	52,434
Increase in inventories	(1,643)	(524
Increase in receivables	(1,313)	(3,528
Increase in payables	7,074	6,834
Cash generated by operations	64,499	55,216
Income taxes paid	(13,001)	(8,317
Interest paid	(3,281)	(2,778
Net cash from operating activities	48,217	44,121

Reconciliation of net movement in cash and cash equivalents to movements in net d

	2005 £000	2004 £000
Net increase in cash and cash equivalents	15,081	5,007
Cash(inflow)/outflow from (increase)/decrease in debt and finance leasing	(21,727)	1,403
Change in net debt arising from cash flows	(6,646)	6,410
Amortisation of finance costs of debt	(137)	-
Finance leases acquired with subsidiary undertakings	-	(19)
Finance leases	(92)	-
Translation differences	(3,327)	872
Movement in net debt in the year	(10,202)	7,263
Net debt at start of year	(24,075)	(31,338
Net debt at end of year	(34,277)	(24,075

Net debt comprised the following:

	2005 £000	2004 £000
Cash and cash equivalents	40,193	24,060
Bank overdrafts and loans included in current liabilities	-	(48,104
Bank overdrafts and loans included in non current liabilities	(74,367)	-
Obligations under finance leases included in current liabilities	(36)	(21
Obligations under finance leases included in non-current liabilities	(67)	(10
	(34,277)	(24,075

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13. Five year review

	UK GAAP				IFRS
		Restated	Restated		
	2001	2002	2003	2004	2005
	£m	£m	£m	£m	£m
Revenue					
Aircraft & Vehicle Systems	78.4	76.4	79.9	76.6	84.3
Information & Power Systems	74.4	82.9	95.5	113.7	117.3
Tactical & Sonar Systems	86.7	101.1	109.0	120.4	140.8
Total revenue	239.5	260.4	284.4	310.7	342.4

Profit from operations (1)					
Aircraft & Vehicle Systems	13.0	12.5	13.9	14.9	15.9
Information & Power Systems	7.6	11.0	11.0	15.0	18.1
Tactical & Sonar Systems	11.1	10.0	12.6	13.4	17.1
Total profit from operations	31.7	33.5	37.5	43.3	51.1
Margin (1)	13.2%	12.8%	13.2%	13.9%	14.9
Profit before tax	27.1	29.9	34.4	40.1	40.7
Profit after tax	16.3	17.9	20.4	29.2	29.4
Operating cash flow (2)	35.2	38.7	48.3	46.9	53.8
Free cash before dividends, acquisitions and financing (3)	21.8	28.0	35.7	36.0	38.1
Net debt at year-end (4)	(40.6)	(39.3)	(30.3)	(24.1)	(34.3
Headline earnings per share (p) (5)	30.5	33:2	38.2	43.7	50.7
Dividends per share (p)	10.4	11.2	12.3	12.8	14.4
Average employee numbers	2,376	2,395	2,505	2,678	2,880

Notes:

1 Before amortisation of goodwill and amortisation of intangibles arising on acq

2. Cash generated by operations, less net capital expenditure, R&D and LTIP share

3. Free cash flow before dividends, acquisitions and financing has been adjusted the purchase of long-term incentive plan shares, which are included in financi

4. Bank overdrafts and loans less cash and cash equivalents.

5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and loss on derivative financial instruments.

14. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2005 or 2004, but is derived from those accounts. Statutory accounts for 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies and those for 2005, prepared in accordance with IFRS, will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

15. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

END

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Regulatory Announcement

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Free annual report

1.B.66

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Re Contract
Released	07:00 27-Feb-06
Number	9488Y

RNS Number:9488Y
Ultra Electronics Holdings PLC
27 February 2006

Embargoed until 0700 27 February 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins engine ice protection equipment contract for Joint Strike Fighter

Ultra announces that its Controls business, based in Greenford, Middlesex and in Cambridge, has been awarded a contract by Pratt & Whitney to develop key elements of the Engine Ice Protection System ("EIPS") for the company's F135 engine. The initial contract is valued at up to $12 million. The F135 engine will power the Lockheed Martin F-35 Joint Strike Fighter aircraft.

Ultra will undertake the complete development of the EIPS electronic controller together with the interconnecting harnesses and connectors that run between the controller and the engine inlet heater mats. It is anticipated that this initial development contract will lead to further contracts that will cover the flight test phase and then the production phase of the programme. The F-35 Joint Strike Fighter is currently scheduled to enter service in 2012.

The EIPS will provide electro-thermal ice protection to the F135 engine inlet. Ultra's partner, GKN Aerospace, will provide the electro-thermal heater mat assemblies for the engine inlet under a separate contract. GKN Aerospace already provides the composite engine inlet casing onto which the electro-thermal heater mats will be integrated.

The electro-thermal EIPS is a new, high-efficiency approach to engine inlet ice protection that avoids the use of bleed air from the engines. The complete system comprises a controller including power electronics and embedded software, connectors, electrical harnesses and heater mats. Ultra and GKN have been working together on ice protection systems for over three years and have already demonstrated the capability of the EIPS to meet the requirements of the F135.

Douglas Caster, Chief Executive, commented:
"Ultra has been able to secure this position on the JSF programme, in collaboration with GKN, through our innovation and responsiveness. We are very pleased with this win as the planned number of JSF aircraft makes this a substantial opportunity for Ultra. This success uses the technology that we are developing for the advanced ice protection system for the Boeing 787 aircraft which is due to enter service in 2008."

- Ends -

Enquiries:
Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321

David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

Go to market news section

Free annual report

1.8.65

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	08:38 23-Feb-06
Number	8243Y

RNS Number:8243Y
Ultra Electronics Holdings PLC
23 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	23,608
HSBC Global Custody Nominee (UK) Ltd A/C 775245	203,030
HSBC Global Custody Nominee (UK) Ltd A/C 357206	2,052,776
HSBC Global Custody Nominee (UK) Ltd A/C 363605	16,774
HSBC Global Custody Nominee (UK) Ltd A/C 866203	129,565
HSBC Global Custody Nominee (UK) Ltd A/C 969995	153,767
HSBC Global Custody Nominee (UK) Ltd A/C 360509	98,506

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

22/02/06

12. Total holding following this notification

2,678,026

13. Total percentage holding of issued class following this notification

3.9%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat

Date of notification

23/02/06

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

1.B.64

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:31 21-Feb-06
Number	7359Y

RNS Number:7359Y
Ultra Electronics Holdings PLC
21 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	79,803
Bank of Ireland Nominees	191,924
Bank of New York	637,623
Barclays Capital Nominees Ltd	236,299
BNP Paribas	9,564
BNY (OCS) Nominees Ltd	29,032
Boiss Nominees Ltd	37,970
BT Globalnet Nominees Ltd	4,395
Chase Nominees	2,358,320
CIBC Mellon Global Securities	6,425
Citibank	18,184
HSBC	47,685
Investors Bank & Trust Co.	465,737
JP Morgan (BGI Custody)	1,292,000
JP Morgan Chase Bank	35,832
Mellon Bank	100,985
Mellon Trust - US Custodian	15,562
Mellon Trust of New England	16,536
Midland Bank (HSBC Bank plc)	102,264
Non-IMA	555,959
Northern Trust	231,127
Northern Trust Bank - BGI SEPA	49,141
RC Grieg Nominees Ltd	3,605

State Street	71,870
State Street Trust of Canada	7,352
The Northern Trust Company	10,336
Zeban Nominees Ltd	225,060

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

20/02/06

12. Total holding following this notification

6,840,590

13. Total percentage holding of issued class following this notification

10.2%

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat

Date of notification

21/02/06

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34976

Regulatory Announcement

Go to market news section

Free annual report

1.B.63

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:16 01-Feb-06
Number	7850X

RNS Number:7850X
Ultra Electronics Holdings PLC
01 February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	13
A Hamment	13
F Hope	13
D Jeffcoat	12
C Ross	13
R Sharma	13
A Jan-Janin	13
K Thomson	13

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....

13. Price per share or value of transaction
£9.91

14. Date and place of transaction
01/02/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,037,095	1.54%
A Hamment	98,923	0.15%
F Hope	76,015	0.11%
D Jeffcoat	40,556	<0.1%
C Ross	20,394	<0.1%
R Sharma	15,496	<0.1%
A Jan-Janin	10,354	<0.1%

K Thomson	2,973	<0.1%

16. Date issuer informed of transaction
01/02/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
....

18. Period during which or date on which it can be exercised
....

19. Total amount paid (if any) for grant of the option
....

20. Description of shares or debentures involved (class and number)
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....

22. Total number of shares or debentures over which options held following notification
....

23. Any additional information
....

24. Name of contact and telephone number for queries
D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification
....

Date of notification
01/02/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

I. Public Documents
C. Information published/distributed

Ref	Date	News Headline
I.C.31	27/02/2006	Preliminary Audited Results for the Year Ended 31 December 2005
I.C.32	08/03/2006	Ultra Wins Contract for BAA Staff Information System
I.C.33	15/03/2006	Ultra delivers tactical radios to Canada
I.C.34	24/04/2006	Ultra Awarded Further £6m Contract for A400M LMWS Anti Noise System
I.C.35	27/04/2006	AGM Statement
I.C.36	24/05/2006	Ultra contract for Flight Information Screens in Colorado
I.C.37	26/06/2006	Trading Statement June 2006
I.C.38	17/07/2006	Ultra Wins £56M Contract to Supply Targeting Pods for UK Eurofighter Typhoon Aircraft
I.C.39	19/07/2006	Ultra Selected to Provide Demonstration of Loitering Munition Capability
I.C.40	24/07/2006	Ultra awarded £27m contract to supply HiPPAG for Eurofighter
I.C.41	31/07/2006	Interim Results for the Six Months to 30 June 2006
I.C.42	31/07/2006	Ultra acquires Winfrith Safety Systems for £3.1m

1.C.42

press information

Embargoed until 07.00 31 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Winfrith Safety Systems for £3.1m

Ultra announces that it has agreed to acquire the assets of Winfrith Safety Systems ("WSS") from Canberra Harwell (part of the Areva group) for a cash consideration of £2.3m. Subject to the satisfactory completion of a current project and receipt of a follow-on order for similar products, a further £0.8m will become payable.

The business employs 24 people at its facilities on the Winfrith Technology Centre in Dorset. WSS supplies neutron flux detectors and the associated super-screened cables to British Energy and Rolls-Royce. The products are used to measure neutron flux density, which directly correlates with the level of nuclear fission activity within a nuclear reactor. They therefore form a key part of the sensor system that interfaces with the reactor control system.

These products have applications in civil and military nuclear reactors and form part of the reactor control and instrumentation system. As such, the business and its products are synergistic to the products and capabilities in two of Ultra's existing businesses. Ultra's Command & Control Systems business is developing a new reactor control & instrumentation system for Royal Navy submarines. The Group's PMES business supplies high integrity electrical drives for moving the control rods that are used to regulate the output of the reactor.

The acquisition of WSS will be financed using Ultra's existing facilities.

Douglas Caster, Chief Executive Officer of Ultra, commented: "Winfrith Safety Systems is an exceptional fit with our existing C&CS and PMES businesses. The addition of Winfrith's products and capabilities augments the Group's offerings for application on the nuclear reactors used by the Royal Navy and offers the potential for growth into the UK civil nuclear power market "

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis/Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

1.C.41

press **information**

Embargoed until 0700 31 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2006

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2006	Six months to 30 June 2005	**Change**
Revenue	**£180.7m**	£158.2m	**+14%**
Operating profit*	**£25.3m**	£22.3m	**+13%**
Profit before tax**	**£23.8m**	£20.7m	**+15%**
Earnings per share**	**25.5p**	22.4p	**+14%**
Dividend per share	**5.9p**	5.2p	**+13%**

** Before amortisation of intangibles arising on acquisition. IFRS profit from operations £23.6m (2005: £22.1m).*
*** Before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. IFRS profit before tax £26.6m (2005:£19.1m). Basic EPS 28.5p (2005: 20.6p).*

- Good Group performance
  - Buoyant conditions in civil aerospace drove revenue growth in Aircraft & Vehicle Systems. Investment in Boeing 787 programme continued
  - Strong ADSI system sales boosted margins at Information & Power Systems
  - Tactical & Sonar Systems benefited from 2005 acquisitions and from consistent sonobuoy sales
- Operating profit* margins maintained at 14% despite currency impact
- Continuing investment to underpin medium-term growth
- £56m contract for Eurofighter Litening pod
- Order book increased 36% to over £550m, providing good visibility

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated solid growth of sales and profits. The broad spread of Ultra's specialist activities in different market sectors, its strong order book and proven ability to execute programmes successfully give an excellent basis for continued progress. With a strong balance sheet driven by high quality of earnings over the last few years, Ultra has the capacity to continue its strategy of acquiring, at appropriate prices, complementary businesses that strengthen its market niches. These factors give the Board confidence in the Group's prospects for 2006."

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2006

Ultra continued to make good progress in the first half of 2006. Trading remained strong, reflecting the buoyant market conditions in many of the sectors within which Ultra has positioned itself. The good sales and profit growth included contributions from the 2005 acquisitions, Horizon Aerospace and Audiopack, and from Polyflex, acquired in January 2006. Despite the effects of currency, Ultra has maintained its operating margin(1), reflecting the constant management focus on achieving efficiencies in all areas of operation. The Group has continued to win new business on a broad range of international programmes and the closing order book of £554m gives good visibility of earnings.

FINANCIAL RESULTS

	Six months ended 30 June 2006 £m		Six months ended 30 June 2005 £m		Growth
Order book					
- Aircraft & Vehicle Systems	**150.6**		75.0		100.8%
- Information & Power Systems	**115.6**		113.4		1.9%
- Tactical & Sonar Systems	**287.4**		219.0		31.2%
Total order book		**553.6**		407.4	**35.9%**
Revenue					
- Aircraft & Vehicle Systems	**45.6**		39.5		15.4%
- Information & Power Systems	**60.1**		58.8		2.2%
- Tactical & Sonar Systems	**75.0**		59.9		25.2%
Total revenue		**180.7**		158.2	14.2%
Organic growth					10.8%
Operating profit[1]					
- Aircraft & Vehicle Systems	**6.9**		7.7		(10.4%)
- Information & Power Systems	**9.1**		7.3		24.7%
- Tactical & Sonar Systems	**9.3**		7.3		27.4%
Total operating profit[1]		**25.3**		22.3	13.5%
Interest		**(1.5)**		(1.6)	
Headline profit before tax[2]		**23.8**		20.7	15.0%
Operating margin[1]					
- Aircraft & Vehicle Systems	**15.1%**		19.5%		
- Information & Power Systems	**15.1%**		12.4%		
- Tactical & Sonar Systems	**12.4%**		12.2%		
Total operating margin[1]		**14.0%**		14.1%	
Operating cash flow[3]		**18.4**		16.3	
Cash conversion[4]		**73%**		73%	
Net debt[5] at period-end		**31.0**		24.3	
Bank interest cover		**17.1x**		20.7x	
Earnings per share[2]		**25.5p**		22.4p	13.8%

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

Revenue was 14% higher at £180.7m, compared to £158.2m for the same period last year

- of this revenue growth, 11% was organic
- at constant currencies, underlying revenue growth was 8%

Operating profit[1] increased 13% to £25.3m (2005: £22.3m)

- operating margin[1] maintained at 14%
- at constant currencies operating profit growth was 21%

Operating cash conversion[4] was better than expected at 73% due to higher than anticipated customer receipts at the end of the period. This was in spite of the Group's continuing investment in the Boeing 787 and Airbus A400M programmes. Net debt[5] at the end of the period was £31.0m compared to £34.3m at the beginning of the year. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 17 times by operating profit[1].

An interim dividend of 5.9p (2005: 5.2p) will be paid on 29 September 2006 to those shareholders on the register at the close of business on 25 August 2006.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 15% to £45.6m compared to £39.5m for the same period last year while operating profit[1] was 10% lower at £6.9m (2005: £7.7m). At £150.6m, the value of the order book at the end of the period was double that at June 2005 reflecting, in the main, the receipt of a number of contracts for equipment for the second tranche of the Eurofighter aircraft programme.

Revenue growth was driven by the buoyant civil aerospace market and by the early stages of customer-funded development programmes. The results include a contribution from Polyflex, acquired in January 2006 and now integrated into the Group's Precision Air Systems business.

Operating profit[1] for the division reflected an adverse currency impact and Ultra's investment in the wing ice protection system for Boeing's 787 aircraft.

Highlights in the performance of this division included:

- on-schedule development of the de-icing system for the Boeing 787
- selection by Pratt & Whitney to supply de-icing equipment for its F-135 engine for the F-35 Joint Strike Fighter aircraft, with an initial development contract worth $12m
- selection to supply specialist electronic modules within the cargo load-handling system of the Airbus A400M military transport aircraft. Ultra will now be supplying five sub-systems on the aircraft with a total value of £56m for the 192 aircraft currently on order

Information & Power Systems

Revenue in Information & Power Systems grew slightly to £60.1m compared to £58.8m for the same period last year while operating profit[1] increased by 25% to £9.1m (2005: £7.3m). The order book at the end of the period increased by 2% to £115.6m (2005: £113.4m).

Revenue growth benefited from strong growth in sales of ADSI command and control systems and of airport IT systems offset by the completion of some rail and naval power equipment contracts.

Operating profit[1] growth was increased by the licence fees associated with the high level of sales of ADSI systems and the benefit of last year's restructuring of the division's transit power activity.

Highlights of Information & Power Systems performance included:

- significant orders for battlespace IT products including a new application for ADSI in missile defence and resumed sales to the US Marine Corps
- strong growth of airport IT systems, with high levels of activity at London's Heathrow Terminal 5 and at Shanghai's Pudong international airport
- good progress developing new naval nuclear reactor control and instrumentation equipment for Rolls-Royce

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 25% to £75.0m (2005: £59.9m) and operating profit(1) increased by 27% to £9.3m (2005: £7.3m). The closing order book of £287.4m was 31% higher than at June 2005.

Revenue growth was strong, with contributions from the 2005 acquisitions, Audiopack and Horizon, as well as higher sales of tactical radios, mainly for the US Army, and of torpedo defence systems for the Royal Navy.

Operating profit(1) growth reflected the contribution from acquisitions and the increase in margin on programmes such as the Royal Navy torpedo defence system where system performance risks continue to be mitigated during the series production phase.

Highlights of this division's performance included:

- US sonobuoy revenue higher than the comparable period last year following the introduction of a new design variant
- the contract for the Litening electronic targeting pod for the RAF's Eurofighter Typhoon aircraft – another example of the successful strategy of teaming with 'best-of-breed' international partners, with Ultra providing the UK with sovereign operational independence
- the continuing development of the next generation of personal communication equipment for firefighters to ensure compliance with new legal requirements, to become effective in 2007
- selection to supply sonobuoy telemetry receivers for the Brazilian P-3 anti-submarine warfare aircraft upgrades

PROSPECTS

The trend in defence budgets continues to focus on achieving smart capability through the procurement of new electronic equipment and the periodic upgrade of existing platforms. While there are ambitious plans for 'smarter' equipment, there continue to be pressures on budgets as funds are allocated to meet the priorities of current peacekeeping operations.

Ultra is well positioned in growth areas of the defence market. The Group is experiencing strong demand for its range of niche products such as battlespace IT equipment and solutions for improved mobility to support expeditionary operations. Ultra has continuing growth opportunities driven by its expertise in international teaming, its ability to support the UK's requirement for sovereign operational capability for its armed forces and its track record of providing and delivering excellent solutions to customers.

Trading conditions in civil aerospace remain buoyant, driven by increased demand for air transport. New aircraft build rates are increasing and the investment worldwide in airport infrastructure continues. Ultra is developing additional niche products and systems for new aircraft that will drive further growth in the civil market.

The value of the order book increased substantially to over £550m and continues to provide Ultra with a high level of earnings visibility. Ultra remains committed to maintaining a high level of investment, both internally through new product development and externally through acquisitions, to drive growth. With its strong balance sheet, Ultra has the capacity to acquire complementary niche businesses which have a proven track record and which can be acquired at realistic prices.

In conclusion, despite the recent volatility in exchange rates, Ultra's successful positioning on a broad range of major international programmes and its proven ability to execute contracts effectively continue to give the Board confidence in the Group's prospects for 2006.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc

Interim Results for the Six Months to 30 June 2006
Consolidated Income Statement

	Note	**Six months to 30 June 2006 £'000**	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Continuing operations				
Revenue	2,4	**180,715**	158,200	342,410
Cost of sales		**(132,603)**	(118,264)	(250,160)
Gross profit		**48,112**	39,936	92,250
Other operating income		**-**	2,596	4,805
Distribution costs		**(321)**	(274)	(825)
Administrative expenses		**(23,839)**	(19,783)	(48,393)
Other operating expenses		**(371)**	(369)	-
Profit from operations	2	**23,581**	22,106	47,837
Investment revenue	5	**4,915**	72	553
Finance costs	6	**(1,849)**	(3,088)	(7,688)
Profit before tax		**26,647**	19,090	40,702
Tax on profit on ordinary activities	7	**(7,461)**	(5,292)	(11,292)
Profit for the period from continuing operations attributable to equity holders of the parent		**19,186**	13,798	29,410
Earnings per share (pence)				
From continuing operations				
Basic	9	**28.5**	20.6	43.9
Diluted	9	**28.3**	20.5	43.5

Ultra Electronics Holdings plc

Interim Results for the Six Months to 30 June 2006

Consolidated Balance Sheet

	Note	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Non-current assets				
Intangible assets		**150,726**	119,449	150,494
Property, plant and equipment		**21,346**	21,491	22,844
Deferred tax assets		**17,120**	14,230	17,301
		189,192	155,170	190,639
Current assets				
Inventories		**26,800**	19,774	25,937
Trade and other receivables		**72,682**	76,211	74,412
Cash and cash equivalents		**27,604**	17,267	40,193
		127,086	113,252	140,542
Total assets	4	**316,278**	268,422	331,181
Current liabilities				
Trade and other payables		**(88,768)**	(88,138)	(104,009)
Tax liabilities		**(9,854)**	(7,272)	(8,089)
Obligations under finance leases		**(29)**	(16)	(36)
Bank overdrafts and loans		**-**	(41,499)	-
Short-term provisions		**(5,482)**	(4,026)	(7,028)
		(104,133)	(140,951)	(119,162)
Non-current liabilities				
Retirement benefit obligations		**(46,113)**	(40,958)	(46,576)
Other payables		**(1,765)**	(1,416)	(930)
Deferred tax liabilities		**(1,280)**	(1,743)	(1,149)
Obligations under finance leases		**(57)**	(5)	(67)
Bank overdrafts and loans		**(58,517)**	-	(74,367)
Long-term provisions		**(7,838)**	(7,282)	(3,874)
		(115,570)	(51,404)	(126,963)
Total liabilities	4	**(219,703)**	(192,355)	(246,125)
Net assets		**96,575**	76,067	85,056
Equity				
Share capital	10	**3,373**	3,355	3,361
Share premium account		**32,712**	31,137	31,679
Own shares		**(2,692)**	(2,582)	(2,641)
Hedging and translation reserves		**(3,487)**	(221)	(990)
Retained earnings		**66,669**	44,378	53,647
Total equity attributable to equity holders of the parent		**96,575**	76,067	85,056

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2006
Consolidated Cash Flow Statement

	Note	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Net cash from operating activities	11	**15,961**	13,731	48,217
Investing activities				
Interest received		**523**	72	549
Purchase of property, plant and equipment		**(2,726)**	(3,031)	(7,311)
Proceeds on disposal of property, plant and equipment		**13**	17	100
Expenditure on product development and other intangibles		**(1,684)**	(895)	(2,909)
Acquisition of subsidiary undertakings (net of cash acquired)		**(4,443)**	(2,692)	(36,610)
Net cash used in investing activities		**(8,317)**	(6,529)	(46,181)
Financing activities				
Issue of share capital		**1,045**	841	1,389
Purchase of Long-Term Incentive Plan shares		**(513)**	(599)	(596)
Dividends paid		**(7,150)**	(6,078)	(9,567)
Increase/(repayments) of borrowings		**(13,167)**	(9,182)	21,747
Repayments of obligations under finance leases		**(17)**	(10)	(20)
New finance leases		**-**	-	92
Net cash used in financing activities		**(19,802)**	(15,028)	13,045
Net (decrease)/increase in cash and cash equivalents		**(12,158)**	(7,826)	15,081
Cash and cash equivalents at beginning of period		**40,193**	24,060	24,060
Effect of foreign exchange rate changes		**(431)**	1,033	1,052
Cash and cash equivalents at end of period		**27,604**	17,267	40,193

Ultra Electronics Holdings plc

Interim Results for the Six Months to 30 June 2006

Consolidated Statement of Recognised Income and Expense

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Exchange differences on translation of foreign operations	**(2,497)**	877	108
Actuarial losses on defined benefit pension schemes	**-**	-	(3,580)
Tax on items taken directly to equity	**-**	-	(522)
Fair value of derivatives at 1 January 2005	**-**	2,268	2,268
Gain/(loss) on cash flow hedge	**763**	-	(144)
Net income/(expense) recognised directly in equity	**(1,734)**	3,145	(1,870)
Profit for the period	**19,186**	13,798	29,410
Total recognised income and expense for the period attributable to equity holders of the parent	**17,452**	16,943	27,540

1. General Information

The financial information contained in this statement does not constitute statutory accounts, as defined in section 240 of the Companies Act 1985, and has not been audited or reviewed. The unaudited accounts for the half years ended 30 June 2006 and 30 June 2005 have been prepared using accounting policies that are consistent with those used in the statutory accounts for the year ended 31 December 2005. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
External revenue			
Aircraft & Vehicle Systems	**45,583**	39,437	84,370
Information & Power Systems	**60,067**	58,818	117,268
Tactical & Sonar Systems	**75,065**	59,945	140,772
	180,715	158,200	342,410
Profit from operations			
Aircraft & Vehicle Systems	**6,867**	7,678	15,923
Information & Power Systems	**9,074**	7,340	18,094
Tactical & Sonar Systems	**9,312**	7,271	17,117
	25,253	22,289	51,134
Amortisation of intangibles arising on acquisition*	**(1,672)**	(183)	(3,297)
Profit from operations	**23,581**	22,106	47,837
Investment revenue	**4,915**	72	553
Finance costs	**(1,849)**	(3,088)	(7,688)
Profit before tax	**26,647**	19,090	40,702

* During 2006, £1,497k has been incurred by Tactical & Sonar Systems and £175k has been incurred by Aircraft & Vehicle Systems. The whole of the 2005 charge related to Tactical & Sonar Systems.

3. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Profit from operations	**23,581**	22,106	47,837
Add: Amortisation of intangibles arising on acquisition	**1,672**	183	3,297
Operating profit (adjusted) [(a)]	**25,253**	22,289	51,134
Profit before tax	**26,647**	19,090	40,702
(Profit)/Loss on fair value movements on derivatives	**(4,541)**	1,461	3,436
Add: Amortisation of intangibles arising on acquisition	**1,672**	183	3,297
Profit before tax (adjusted) [(b)]	**23,778**	20,734	47,435
Cash generated by operations (see note 11)	**23,328**	20,845	64,499
Purchase of property, plant and equipment	**(2,726)**	(3,031)	(7,311)
Proceeds on disposal of property, plant and equipment	**13**	17	100
Expenditure on product development and other intangibles	**(1,684)**	(895)	(2,909)
Purchase of Long-Term Incentive Plan shares	**(513)**	(599)	(596)
Operating cash flow (adjusted) [(c)]	**18,418**	16,337	53,783

Operating profit at [(a)] above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at [(b)] in the above table and adjusted earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([(b)] in the above table) and adjusted earnings per share (see note 9) before changes in the valuation of these instruments so that the underlying operating performance of the Group can be seen more clearly.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted) [(c)] rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

4. Segmental information

	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Total assets by division			
Aircraft & Vehicle Systems	**76,750**	65,867	67,144
Information & Power Systems	**62,356**	69,245	64,439
Tactical & Sonar Systems	**128,316**	101,005	141,441
	267,422	236,117	273,024
Unallocated	**48,856**	32,305	58,157
Total assets	**316,278**	268,422	331,181

Unallocated assets represent deferred tax assets, derivatives at fair value, cash and cash equivalents.

	At 30 June 2006 £'000	At 30 June 2005 £'000	At 31 December 2005 £'000
Total liabilities by division			
Aircraft & Vehicle Systems	**(27,645)**	(23,763)	(25,454)
Information & Power Systems	**(38,596)**	(42,810)	(38,528)
Tactical & Sonar Systems	**(37,557)**	(34,311)	(49,987)
	(103,798)	(100,884)	(113,969)
Unallocated	**(115,905)**	(91,471)	(132,156)
Total liabilities	**(219,703)**	(192,355)	(246,125)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations, bank loans and overdrafts.

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Revenue by geographical destination			
United Kingdom	**70,782**	64,949	132,603
Mainland Europe	**15,405**	17,002	38,938
North America	**79,849**	58,605	145,338
Rest of World	**14,679**	17,644	25,531
	180,715	158,200	342,410

5. Investment revenue

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Interest revenue	**374**	72	553
Profit on fair value movements on derivatives	**4,541**	-	-
	4,915	72	553

6. Finance costs

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Amortisation of finance costs of debt	**31**	65	137
Interest payable on bank loans and overdrafts	**1,816**	1,084	3,164
Interest payable on finance leases	**2**	2	2
Total borrowing costs	**1,849**	1,151	3,303
Loss on fair value movements on derivatives	**-**	1,461	3,436
Retirement benefit scheme finance charges	**-**	476	949
	1,849	3,088	7,688

7. Tax on profit on ordinary activities

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Current tax			
United Kingdom	**4,474**	3,087	7,254
Overseas	**3,239**	1,977	5,805
	7,713	5,064	13,059
Deferred tax			
United Kingdom	**(378)**	(164)	(2,105)
Overseas	**126**	392	338
	(252)	228	(1,767)
Total	**7,461**	5,292	11,292

8. Ordinary dividends

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000
Amounts recognised as distributions to equity holders in the period:		
Final dividend for the year ended 31 December 2005 of 10.7p (2004: 9.2p) per share	**7,150**	6,078
Proposed interim dividend for the year ended 31 December 2006 of 5.9p (2005: 5.2p) per share	**3,980**	3,489

The proposed interim dividend was approved by the Board after 30 June 2006 and has not been included as a liability as at 30 June 2006.

9. Earnings per share (pence)

	Six months to 30 June 2006	Six months to 30 June 2005	Year to 31 December 2005
From continuing operations			
Basic adjusted (see below)	**25.5**	22.4	50.7
Diluted adjusted (see below)	**25.2**	22.3	50.3
Basic	**28.5**	20.6	43.9
Diluted	**28.3**	20.5	43.5

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 D 2005 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**19,186**	13,798	29,410
Adjusted earnings			
Profit for the period from continuing operations	**19,186**	13,798	29,410
(Profit)/loss on fair value movements on derivatives (net of tax)	**(3,270)**	1,023	2,433
Amortisation of intangibles arising on acquisition (net of tax)	**1,204**	183	2,143
Earnings for the purposes of adjusted earnings per share	**17,120**	15,004	33,986

The weighted average number of shares is given below:

	Six months to 30 June 2006	Six months to 30 June 2005	Year to 31 D 2005
Number of shares used for basic EPS	**67,246,726**	66,875,638	67,074,121
Number of shares deemed to be issued at nil consideration following exercise of share options	**567,845**	505,881	524,441
Number of shares used for fully diluted EPS	**67,814,571**	67,381,519	67,598,562

10. Share capital

234,244 shares, with a nominal value of £11,712, have been allotted in the first six months of 2006 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £1,045,356.

11. Cash flow information

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Profit from operations	**23,581**	22,106	47,837
Adjustments for:			
Depreciation of property, plant and equipment	**3,249**	2,726	6,132
Amortisation of intangible assets	**1,942**	620	5,450
Cost of equity settled employee share schemes	**685**	575	1,212
Increase/(decrease) in post employment benefit obligation	**200**	260	120
Loss on disposal of property, plant and equipment	**-**	20	(4)
Increase/(decrease) in provisions	**(231)**	460	(366)
Operating cash flows before movements in working capital	**29,426**	26,767	60,381
(Increase)/decrease in inventories	**(1,620)**	(1,858)	(1,643)
(Increase)/decrease in receivables	**4,435**	(5,263)	(1,313)
Increase/(decrease) in payables	**(8,913)**	1,199	7,074
Cash generated by operations	**23,328**	20,845	64,499
Income taxes paid	**(5,540)**	(5,806)	(13,001)
Interest paid	**(1,827)**	(1,308)	(3,281)
Net cash from operating activities	**15,961**	13,731	48,217

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2006 £'000	Six months to 30 June 2005 £'000	Year to 31 December 2005 £'000
Net (decrease)/increase in cash and cash equivalents	**(12,158)**	(7,826)	15,081
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	**13,184**	9,192	(21,727)
Change in net debt arising from cash flows	**1,026**	1,366	(6,646)
Amortisation of finance costs of Debt	**(31)**	(65)	(137)
Finance leases	**-**	-	(92)
Translation differences	**2,283**	(1,479)	(3,327)
Movement in net debt in the Period	**3,278**	(178)	(10,202)
Net debt at start of period	**(34,277)**	(24,075)	(24,075)
Net debt at end of period	**(30,999)**	(24,253)	(34,277)

ELECTRODNICS 1.C.40

press information

Embargoed until 0700 24 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED £27m CONTRACT TO SUPPLY HiPPAG FOR EUROFIGHTER

Ultra announces that its Precision Air Systems business has been awarded a contract worth £27m to supply its HiPPAG on-board compressors for Tranche 2 of the Eurofighter Typhoon programme. These will be delivered between late 2006 and 2011.

The HiPPAG 320 is a miniature, electronically controlled, pure air compressor and filtration system, designed as an on-board source of pure air for cooling the infra-red seekers of an aircraft's air-to-air missiles. The HiPPAGs are being procured by ACMA, a joint-venture between EADS, Germany and Aerea, Italy. The HiPPAGs will provide cooling gas for Eurofighter's short-range missiles; ASRAAM, IRIS-T and Sidewinder. They have a common configuration to maximise supportability and are mounted in the aircraft's Integrated Tip Stub Pylon (ITSPL) and in the Multi Function Rail Launcher (MFRL).

HiPPAG has now accumulated over one million operational flying hours without a mission failure. HiPPAG has been in operational service on US Marine Corps AV-8B Harrier aircraft and AH-1W Super Cobra helicopters since 1997 and entered operational service on F/A-18 C/D Hornet aircraft in 2002. The system entered service on the US Navy's new F/A-18 E/F Super Hornet fighter aircraft in 2002 and is continuing to maintain its high levels of reliability and performance on these platforms. HiPPAG is also in service on the Italian Navy Harrier II Plus and the Royal Air Force of Oman's Hawks and Jaguars.

Douglas Caster, Chief Executive of Ultra, commented:
"This important contract emphasises the superiority of Ultra's innovative HiPPAG technology to meet this key requirement on the second tranche of Eurofighter aircraft. HiPPAG is demonstrating impressive reliability and a low cost of ownership, not just for missile cooling but also in providing the energy source for advanced weapons ejection systems on the US Small Diameter Bomb and F-35 Joint Strike Fighter programmes.
This award caps a highly successful Farnborough International Airshow for Ultra. Within a week, the Group has announced new business worth about £100m, including the contract to supply Litening pods which is also to be fitted to Eurofighter. Ultra's strong order book and its position on a broad range of international programmes underpin the resilience of the Group's performance"

- Ends –

Enquiries:

Ultra Electronics Holdings plc
Douglas Caster, Chief Executive
Andy Hamment, Group Marketing Director

020 8813 4321
www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile
Susan Ellis / Louise Robson

020 7067 0700

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRODICS 1.C.39

press information

Embargoed until 11.00 19 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA SELECTED TO PROVIDE DEMONSTRATION OF LOITERING MUNITION CAPABILITY

Ultra announces that it has been selected by the Ministry of Defence to undertake a capability demonstration for loitering munitions. In a speech today at the Farnborough Air Show, Lord Drayson confirmed that Ultra had been chosen to lead an international team for this high profile and important programme.

A loitering munition is an uninhabited air vehicle fitted with an explosive warhead. It can be launched and commanded to loiter in a holding pattern for up to six hours. The airborne vehicle has electro-optical sensors and a secure data link so that it can transmit images back to the ground-based control station. The loitering munition therefore gives the ability to identify targets over the horizon from the launch point. When a target is identified, the loitering munition can be commanded to attack and it will then guide itself in the final phases of its flight with high precision so as to minimise collateral damage.

Under this initial contract, which will be valued at about £14m, Ultra's Sonar & Communication Systems business will lead a team including Rafael, BAE Systems Insyte, Praxis and Lockheed Martin Stasys. Ultra's team will provide a capability demonstration to the UK MoD utilising its collective and well-proven expertise of project management, systems integration, weapon systems, C4ISTAR, joint targeting environment and synthetic environments.

The main objective of the programme is to examine how loitering munition systems could be integrated into the British Army infrastructure and into the wider network-enabled battlespace. Ultra's team will provide the MoD with a flexible methodology for assessing an advanced loitering munition with a network-enabled ground infrastructure.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra, with its teaming partners, will demonstrate to the MoD an innovative capability in loitering munition systems. For the second time in a week, Ultra is able to announce its selection for a programme that is built on the Group's long track record of teaming with world-class partners. Ultra will give the UK Armed Forces a low risk, best-of-breed solution and ensure sovereign operational independence as required by the UK Defence Industrial Strategy."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

1.C.38

Embargoed until 0700

17 July 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS £56M CONTRACT TO SUPPLY TARGETING PODS FOR UK EUROFIGHTER TYPHOON AIRCRAFT

Ultra announces that its Sonar & Communication Systems business has received a contract worth £56m from the UK Ministry of Defence to supply and support airborne laser targeting pods for the UK Eurofighter Typhoon aircraft. These advanced electronic pods, designated Litening, are due to enter service in 2008 and Ultra's contract includes in-service support for 20 years. Ultra is teamed with Rafael, the Litening Pod design authority who will be the principle subcontractor on the programme.

The Eurofighter Typhoon aircraft was originally designed to achieve superiority in air-to-air combat. The addition of the Litening pod is a key element of providing Typhoon with an advanced ability to attack targets on the ground with the speed and precision required by modern warfare.

The targeting pod to be provided is the Litening EF (Gen III) which is the latest version of Rafael's Litening pod. It will provide the Typhoon aircraft with a vital air-to-ground targeting capability including the ability to laser-designate a ground target for attack by other assets.

This version of the Litening pod also provides a ground reconnaissance and scanning capability, even when the Eurofighter is flying at maximum speed at low altitudes and undertaking combat manoeuvres. The pod can store the digital record of the imagery to facilitate post-mission analysis for training purposes.

The versatile Litening pod has various additional operating modes including air-to-air targeting to enhance Eurofighter's traditional air superiority role. The pod is also equipped with third-generation Forward Looking Infrared (FLIR) sensors, the images from which can be fed into the pilot's Head-Up Display (HUD) to assist low altitude supersonic night flying.

Ultra will be providing the UK with a sovereign operational capability for Litening pod. Technology will be transferred from Rafael to Ultra in the UK so that the equipment can be supported and upgraded as necessary for the next 20 years. Ultra will also undertake a specialist role of supporting the security accreditation of the pod. Ultra will be providing the RAF with a guaranteed level of equipment availability for operations under a Contractor Logistic Support (CLS) arrangement.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra, with its teaming partner Rafael, will be providing this exceptional capability to the Eurofighter Typhoon aircraft. The addition of precision targeting as well as a ground reconnaissance capability will significantly enhance the operational capability of the Typhoon.
This is another example Ultra teaming with a world-class partner to give the UK Armed Forces a best-of-breed solution and, at the same time, to provide sovereign operational independence in accordance with the aims of the UK Defence Industrial Strategy."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

press **information**

Embargoed until 07.00 26 June 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its interim results for the six months ending 30 June 2006, which will be announced on 31 July 2006.

Trading for the period is in line with expectations. Compared to the first half of 2005 and in spite of adverse currency effects, margins are expected to be broadly similar as the Group maintains its focus on achieving operational efficiencies.

The performance of Tactical & Sonar Systems includes contributions from Horizon Aerospace (now part of Flightline Systems) and Audiopack, both acquired in 2005. Within the Group's Aircraft & Vehicle Systems division, Polyflex, acquired in January 2006, has now largely been integrated into Precision Air Systems.

In Aircraft & Vehicle Systems, the buoyant civil aerospace market continues to drive revenue growth which is also being boosted by customer-funded development programmes. Profit growth in the first half will reflect Ultra's investment in the wing ice protection system for Boeing's highly successful 787 aircraft. Revenue in Information & Power Systems in the half year is being affected by the timing of certain defence and security programme awards. This effect is largely being offset by continuing strong growth of sales of airport IT systems and of the ADSI real time command and control system. Margins in this division are expected to strengthen due, in part, to an increase in licence fees from the sale of additional ADSIs. There is also a benefit from last year's restructuring of the Group's transit power operations. As anticipated, Tactical & Sonar Systems is achieving strong growth due to the acquisitions noted above but also due to higher sales of tactical radios, mainly for the US Army, and of torpedo defence systems for the Royal Navy

Ultra's strong performance in the second half of 2005 will impact operating cashflow in the period, as will the Group's continuing investment in the Boeing 787 and Airbus A400M programmes. The operating cash conversion is expected to be in the region of 50%, as anticipated.

The order book at the end of June is expected to show a significant increase from the value at the same time last year. This level of firm order cover continues to provide Ultra with high earnings visibility. The Group has positions on a broad range of international programmes, none of which accounts for more than 5% of revenues in any year. This spread of activities continues to underpin the resilience of Ultra's performance.

In conclusion, despite the recent volatility in exchange rates, the Board anticipates that Ultra's results in 2006 will be broadly in line with market expectations.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

press information

1.C.36

PR 0306 24 May 06

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra contract for Flight Information Screens in Colorado

The latest flight information screens system from Ultra Electronics Airport Systems has been installed at Colorado Springs Airport in the USA. The installation, designated UltraFIDS^{asp} (Application Service Provider Flight Information Display System), optimises passenger flow through the airport and provides airline and airport staff with accurate operational information.

At Colorado Springs, Ultra provides 15 monitors for flight information and eight monitors for weather and advertising. Mark Earle, Airport Director, explained: "Under the old system, each airline had to update its information; but as airlines cut back on staff, it became more difficult for their employees to input the information, so the reliability of flight information was diminished. Instead of the airlines doing manual updates, the primary source now comes from UltraFIDS^{asp}. The data is automatically pushed to the screen and is internet-based."

Ultra Electronics has previously provided flight information screens for larger airports in the UK, USA, Canada, Russia and Switzerland. Commenting on the new contract, Ultra's Ron Crain (Senior VP-North America) said: "UltraFIDS^{asp} is ideal for smaller airports like Colorado Springs because the customer doesn't have to have flight information servers and the associated maintenance requirements of databases on site. This equipment is located at our resilient data centre and the flight information delivered through a secure internet "tunnel" in real time."
"UltraFIDS^{asp} works better for smaller airports or airports in a growth phase: it's a lower-cost approach for airports without large IT departments. The system allows us to provide high-end product functionality to airports on a lower budget," Crain added.

Ultra Electronics Airport Systems is a division of Ultra Electronics Holdings plc. As well as providing systems integration and consultancy, UEAS supplies and installs passenger processing and information systems, security, baggage management and airport operational products for the airline and airport marketplace worldwide.

For further details, please email sales@ultra-as.com, visit our website www.ultra-as.com or contact Hilary Barker, Ultra Electronics Airport Systems, Knaves Beech Business Centre, Loudwater HP10 9UT, England. Tel: +44 (0)1628 530000, fax: +44 (0)161 946 3601.
USA contact: Tony Tortorici, Vice President, Ultra Electronics Airport Systems, Inc.
Tel: +1 405-216-9265, fax: +1 405-216-0074, cell: 214-924-3856.

-Ends-

Enquiries:
Ultra Electronics Holdings plc
Andy Hamment, Group marketing Director 020 8813 4321
www.ultra-electronics.com

Ultra Electronic Airport Systems
Hilary Barker, Head of Business Development 01628 538674
www.ultra-as.com

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra is organised into three divisions: Aircraft & Vehicle Systems; Tactical & Sonar Systems; Information & Power Systems, within which Ultra Electronics Airport Systems sits.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

The divisions are:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Ultra Electronics Airport Systems delivers integrated operational and common use solutions and managed services to airports and airline operators worldwide. As a systems integrator UEAS provides a totally integrated service from requirements capture through systems design and commissioning to in-service support. The integrated range of products supplied by Airport Systems includes common use check-in, local departure control, weight and balance management systems, an integration broker, airport operational database with integrated resource allocation solutions, baggage management and reconciliation, flight information and display systems and airport-wide system health monitoring systems. These are all proven high availability and resilient systems for use in critical airport environments and are based on open systems technology, delivered on an application basis or as part of a managed service. Airport Systems' solutions and managed services are now in use at more than 100 airports worldwide

press information

Embargoed until 0700 27 April 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Statement

Ultra Electronics Holdings plc will hold its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. At the meeting, Dr. Julian Blogh, Chairman of Ultra, will make the following statement:

"As announced on 27 February in its preliminary results statement, Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was boosted by investments in recent years to enhance its battlespace IT, airport IT systems and torpedo countermeasures capabilities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group entered 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities, and to invest to respond to market demands. The order book increased significantly in 2005 and provides Ultra with its customary level of visibility for 2006 earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Gaining positions on new platforms and programmes has driven the growth of Ultra. It is still true, however, that no single programme contributes more than 5% of sales in a year, thereby underpinning the resilience of the Group's performance.

Cash generation in 2005 was strong, with a conversion percentage from operating profit, after capital expenditure, of 105%. Over the last five years, the Group's average cash conversion has been 114%, reflecting the high quality of Ultra's earnings.

2006 has started well. In January, Ultra announced that it had agreed to acquire Polyflex Aerospace Ltd ("Polyflex") for a cash consideration, subject to net asset adjustment on completion, of £4.0m. Polyflex supplies high pressure pneumatic products for a wide variety of aerospace and defence applications. These have strong synergies with those of Ultra's Precision Air Systems business, into which it is being subsumed.

In the first quarter, Ultra won orders worth over £90m, including significant US contracts for sonobuoys and battlespace IT equipment and a further contract for noise cancellation systems for the Airbus A400M aircraft. At the end of March, Ultra had an order book of over £510m.

Trading so far this year has been in line with expectations and the Board has confidence in the outlook for the Group in 2006."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chairman www.ultra-electronics.com
Douglas Caster, Chief Executive information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

1.C.34

press **information**

Embargoed until 0700 April 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded Further £6m Contract for A400M LMWS Anti Noise System

Ultra announces that its Controls business, based in Greenford, Middlesex and in Cambridge, has been awarded a further contract worth in excess of £6m to supply another active noise and vibration control system for the Airbus A400M military transport aircraft.

The contract is for a system to reduce the noise in the Load Master Work Station (LMWS) area of the aircraft. The Load Master, who is responsible for loading and unloading the aircraft, is a full-time crew member whose workplace must meet the latest European health and safety regulations recently introduced to help protect crews against exposure to high levels of noise.

In January, Ultra announced a £35m contract to supply systems that will substantially reduce the noise in the cargo bay area of the A400M and thereby protect troops carried in the aircraft from the noise generated by the aircraft's four powerful propellers.

Both systems will be based upon active and semi-active noise control technology which Ultra has developed over more than 20 years and is in operational service on more than 800 turboprop and jet aircraft worldwide.

Airbus Military's order book currently stands at 192 A400M turboprop transport aircraft, including 180 for the seven European launch nations. The programme, formally launched in May 2003, will lead to a first flight in 2008 and to first deliveries in 2009. The A400M will play an essential rôle in enhancing Europe's airlift capabilities, enabling common support, training and operational procedures and providing greater interoperability in multi-national humanitarian and peace-keeping missions. More recently South Africa and Malaysia have joined the A400M programme, ordering 8 and 4 aircraft respectively, and it is expected that other air forces around the world will choose the A400M to replace their aging fleets of military airlifters.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRO

1.C.33

press information

For Immediate Release 15 March 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Delivers Fly Away Communication Systems to the Canadian Armed Forces Army Wide Area System (AWAS)

Ultra Electronics Tactical Communication Systems Division (TCS) has delivered 10 Fly Away Systems to Canada's Department of National Defence (DND), under a Contract for the supply of its latest generation multiband, software programmable 16 Mbs AN/GRC-245 radios. Among other capabilities, the Fly Away Systems will permit a full duplex On-the-Move communications at data rates up to 1024 Kbps. The first systems were successfully demonstrated carrying voice over IP, video and supporting large file data transfers at distances up to 20 Km and vehicle speeds of up to 100Km/h.

The AN/GRC-245 radio has been in service with the U.S. Army since 2000, and is the current baseline for wide band line-of-sight communications. The AN/GRC-245 radio has also been delivered to other customers in Europe and Asia.

Ultra Electronics TCS is part of Ultra Electronics plc. Ultra Electronics plc is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defense, security and aerospace applications worldwide.

Ultra Electronics plc, which employees 2,700 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra Electronics plc's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra Electronics plc also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

For more information contact:

Mr. Chris De Combe
Marketing Manager
Tel; (514) 855-6387
Chris.decombe@ultra-tcs.com

- Ends -

press information

PR 0106 08 March 06

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS CONTRACT FOR BAA STAFF INFORMATION SYSTEM

Ultra announces that its Airport Systems business has won the SIS (Staff Information System) contract for BAA, the world's leading airport company. The contract is worth almost £1m. The new system will provide detailed operational information to both BAA staff and to external customers, and will serve a user community eventually totalling over 600.

Ultra's solution to BAA's demanding requirements for staff information provision at Heathrow and Stansted airports incorporates the Zeus Airport Steering System, produced by NeuroPie, Zurich. Ultra's implementation of Zeus at Heathrow will focus primarily on its function as a versatile real time staff information tool. Zeus, already in use at Unique Zurich Airport where it interfaces with UltraAODB and UltraFIDS as a tool for collaborative decision making (CDM) and information provision, has been credited with improving the performance of the airport over the past two years.

Ultra SIS will be implemented at Heathrow in the course of 2006 following a detail design and customisation project. Interfacing to the operational databases of both Heathrow and Stansted, Ultra SIS will provide a constant flow of up-to-date information which is filtered according to the individual needs of both BAA and external users.

The award of this SIS project is in addition to a number of high-value BAA contracts that Ultra has secured in recent months for the prestigious new Heathrow Terminal 5. These result from Ultra's selection in 2002 to be the IT systems integrator for T5. They include the implementation of UltraBSI, its single-platform Building Systems Integration product; Integration Broker services; the Terminal Service Centre; an Interface Test Facility; the supply and installation of public displays and systems for the control and monitoring of utilities. In addition, Ultra has previously supplied its baggage management system, UltraTrak, at LHR Terminals 1, 2 and 3.

Graeme Stacey, Managing Director of Ultra Electronics Airport Systems, commented:
"We are very pleased to have been awarded this contract by BAA. It builds on our broad range of activities at Heathrow, where we already provide the new FIDS flight information for passengers, and Systems Integration at Terminal 5. Ultra will provide a comprehensive coordinated service to BAA on all fronts, serving the needs of the airports and passengers."

Walter Zuend, Managing Partner, NeuroPie, comments:
"The implementation of Zeus at Heathrow will be a marvellous opportunity to demonstrate the versatility of the system and we are looking forward to working with Ultra on this prestigious contract".

- Ends -

Enquiries:
Ultra Electronics Holdings plc
Andy Hamment, Group marketing Director 020 8813 4321
www.ultra-electronics.com

Ultra Electronic Airport Systems
Hilary Barker, Head of Business Development 01628 538674
www.ultra-as.com

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra is organised into three divisions: Aircraft & Vehicle Systems; Tactical & Sonar Systems; Information & Power Systems, within which Ultra Electronics Airport Systems sits.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

The divisions are:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Ultra Electronics Airport Systems delivers integrated operational and common use solutions and managed services to airports and airline operators worldwide. As a systems integrator UEAS provides a totally integrated service from requirements capture through systems design and commissioning to in-service support. The integrated range of products supplied by Airport Systems includes common use check-in, local departure control, weight and balance management systems, an integration broker, airport operational database with integrated resource allocation solutions, baggage management and reconciliation, flight information and display systems and airport-wide system health monitoring systems. These are all proven high availability and resilient systems for use in critical airport environments and are based on open systems technology, delivered on an application basis or as part of a managed service. Airport Systems' solutions and managed services are now in use at more than 100 airports worldwide

1.C.31

press information

Embargoed until 07.00 27 February 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2005

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2005	Year ended 31 December 2004	Change
Revenue	**£342.4m**	£310.7m	+10%
Operating profit[1]	**£51.1m**	£43.3m	+18%
Profit before tax[2]	**£47.4m**	£40.1m	+18%
Earnings per share[2]	**50.7p**	43.7p	+16%
Dividend per share - final	**10.7p**	9.2p	+16%
- total	**15.9p**	13.8p	+15%

- Strong sales and profit growth
  - performance boosted by battlespace IT, airport IT and torpedo countermeasure systems
  - part year contributions from 2005 acquisitions and full-year benefit of 2004 acquisitions
- Operating margin[1] increased to 15%, with continuing efficiency improvements and cost control
- Operating cash conversion[3] of 105%, giving five-year average of 114%
- Investment strategy continues to underpin strong performance
  - £24.6m invested in existing businesses to position for future programmes
  - £36.6m invested in complementary acquisitions to strengthen position in civil aerospace and homeland security markets
- Important contracts secured during 2005, supporting the further growth of the Group
- Order book grew by 27% to £501m, a significant increase during the year and maintaining high visibility of future earnings

Douglas Caster, Chief Executive, commented:
"2005 has continued Ultra's long track record of success and some significant contracts were won in the year. The Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group in 2006."

Enquiries:
Ultra Electronics Holdings plc — **(27.02.06) 020 7067 0700**
Douglas Caster, Chief Executive — Thereafter 020 8813 4321
David Jeffcoat, Finance Director — www.ultra-electronics.com

Weber Shandwick Square Mile — **020 7067 0700**
Susan Ellis / Louise Robson

[1] *before amortisation of intangibles arising on acquisition. IFRS profit from operations £47.8m (2004: £43.3m).*
[2] *before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. IFRS profit before tax £40.7m (2004: £40.1m). Basic EPS 43.9p (2004: 43.7p).*
[3] *cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.*

press information

Embargoed until 07.00 27 February 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2005

Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was helped by recent investments to enhance its battlespace IT, airport IT systems and torpedo countermeasures capabilities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005, including positions on new programmes that will support further growth of the Group.

Financial Review

	Year ended 31 December 2005 £m	Year ended 31 December 2004 £m	Growth
Order book			
- Aircraft & Vehicle Systems	**133.8**	72.3	85.1%
- Information & Power Systems	**127.9**	122.1	4.7%
- Tactical & Sonar Systems	**239.0**	201.0	18.9%
Total order book	**500.7**	395.4	**26.6%**
Revenue			
- Aircraft & Vehicle Systems	**84.4**	76.6	10.2%
- Information & Power Systems	**117.3**	113.7	3.1%
- Tactical & Sonar Systems	**140.7**	120.4	16.9%
Total revenue	**342.4**	310.7	**10.2%**
Organic growth			6.1%
Operating profit[1]			
- Aircraft & vehicle Systems	**15.9**	14.9	7.1%
- Information & Power Systems	**18.1**	15.0	20.3%
- Tactical & Sonar Systems	**17.1**	13.4	27.8%
Total operating profit[1]	**51.1**	43.3	**18.1%**
Interest	**(3.7)**	(3.2)	15.4%
Profit before tax[2]	**47.4**	40.1	**18.4%**
Operating margin[1]			
- Aircraft & Vehicle Systems	**18.9%**	19.4%	
- Information & Power Systems	**15.4%**	13.2%	
- Tactical & Sonar Systems	**12.2%**	11.1%	
Total operating margin[1]	**14.9%**	13.9%	
Operating cash flow[3]	**53.8**	46.9	
Cash conversion[4]	**105%**	108%	
Net debt[5] at year-end	**34.3**	24.1	
Bank interest cover	**18.6x**	16.2x	
Earnings per share[2]	**50.7p**	43.7p	**15.8%**

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

The strong performance of the Group was aided by high sales of tactical data link systems to the US armed forces, increased deliveries of battlespace IT equipment for military vehicles, airport IT systems and torpedo countermeasures. There was an increase in the Group's operating margin[1] to 14.9% (2004: 13.9%), reflecting continuing improvements in efficiency and a constant focus on cost control. This resulted in operating profit[1] growth of 18%, despite the £5.2m negative impact of weaker hedged exchange rates for US$ sales made by Ultra's businesses in the UK and Canada.

Headline profit before tax[2] increased by 18% to £47.4m (2004: £40.1m) but statutory profit before tax rose by 2% to £40.7m (2004: £40.1m). This latter growth was substantially lower due to higher amortisation of acquired intangibles (2005: £3.3m, 2004: nil) and a loss of £3.4m on financial instruments, not recognised in the previous year. The trend in both of these items was mainly attributable to the transition to International Financial Reporting Standards.

The effective tax rate for the year was 27.7%, compared to 27.2% in 2004.

The conversion of operating profit[1] to operating cash flow[3] in the year was 105%. Over the last five years, the Group's average cash conversion[4] has been 114%, reflecting the high quality of Ultra's earnings.

Net debt[5] at the year-end increased by just £10.2m to £34.3m (2004: £24.1m), after funding an investment of £61.2m in the year. Of this, a total of £36.6m after expenses was spent on acquisitions, with £24.6m (2004: £20.7m) spent on research and development, capital expenditure and new business development. This £24.6m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2005, this amounted to £60.6m (2004: £54.9m) and so, in total, over 20% of Ultra's activity is new product development.

Bank interest cost was covered 18.6 times by operating profit[1].

Ultra had net current assets at the year end of £21.4m compared with net current liabilities of £34.4m at the end of 2004. This improvement reflects the renegotiation during the year of the Group's banking facilities. With renewal falling due within 2005, bank borrowings were treated as short-term liabilities in the 2004 results.

At the end of 2005 the Group's order book was valued at the record level of £501m, an increase of 27% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

Dividend

The proposed final dividend is 10.7p, bringing the total dividend for the year to 15.9p (2004: 13.8p). This represents an annual increase of 15%, with the dividend being covered 3.2 times by earnings per share[2]. If approved, the dividend will be paid on 5 May 2006 to shareholders on the register on 18 April 2006.

2005 Acquisitions

In 2005, the Group made two acquisitions, Horizon Aerospace in March and Audiopack Technologies in July. The total cash consideration for acquisitions was £36.6m including expenses, financed using Ultra's banking facilities.

Horizon, now fully integrated into Ultra's Flightline Systems business in Rochester, New York, USA, supplies and supports a broad range of cockpit instruments for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments. These products are used on many aircraft such as the Boeing 737 and 777 and complement Flightline's existing range of specialist sonobuoy receivers and electro-mechanical gyroscopes. Flightline Systems is part of Ultra's Tactical & Sonar Systems division.

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is now also part of the Tactical & Sonar Systems division. Based in Cleveland, Ohio, USA, Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, gas masks and breathing apparatus. The products are supplied mainly to the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. Ultra will benefit by being able to offer elements of its battlespace IT product range to this market sector for command and control purposes.

Review of Operations

Aircraft & Vehicle Systems

Aircraft & Vehicle Systems comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft, land vehicles and civil aerospace markets.

Revenue increased by 10% to £84.4m (2004: £76.6m). Operating profit[1] grew by 7% to £15.9m (2004: £14.9m) giving an operating margin[1] of 18.9% (2004: 19.4%).

The continued buoyancy of the civil aerospace market drove sales growth of Ultra's cabin quietening equipment for the Bombardier Q Series turboprop aircraft and landing gear control computers to Airbus. Development activity on the wing ice protection and door and landing gear proximity sensing systems for the Boeing 787 aircraft progressed to plan, with the increased investment funded by Ultra reducing margins slightly in the division. Sales of these systems should commence in 2007 ahead of the 787 entering service in 2008.

An important achievement in the year was the selection of Ultra to supply a noise cancellation system for the main cargo cabin of the Airbus A400M military transport aircraft and a separate contract to supply specialised landing gear equipment. Airbus currently has 192 orders for the A400M, with the first aircraft due to enter service in 2009. This new programme for Ultra contributed significantly to the order book growth in 2005.

Sales of Ultra's HiPPAG missile cooling compressor for the US Navy's F/A-18 E/F Super Hornet aircraft rose in 2005 but the rate of production for the Eurofighter Typhoon aircraft was reduced in order to realign HiPPAG deliveries to the aircraft programme. Following a number of successful trials in the US of Boeing's Small Diameter Bomb system, Ultra was awarded the first low-rate initial production contracts for the munitions ejection variant of HiPPAG. The development of HiPPAG for the munitions ejection role on the F-35 Joint Strike Fighter aircraft also proceeded to plan.

In the UK, deliveries of cockpit controls, indicators and landing gear control equipment for the first tranche of the Eurofighter Typhoon aircraft continued during 2005 and additional orders for this equipment were secured for the second tranche of 236 aircraft, for which the delivery period extends out to 2012.

Production deliveries commenced to BAE Systems of the indirect vision system for the British Army's Engineer Tank System and crew controls equipment for the Terrier combat engineering vehicle, making a significant contribution to the division's growth. Ultra teamed with CTAI, a joint venture between BAE Systems and GIAT, to position for a competition to upgrade the British Army's Warrior armoured fighting vehicle.

Information & Power Systems

Information & Power Systems consists of seven businesses that supply information management and power products for defence, commercial and airport applications worldwide.

Revenue in the division increased by 3% to £117.3m (2004: £113.7m). Operating profit[1] increased by 20% to £18.1m (2004: £15.0m), giving an operating margin[1] of 15.4% (2004: 13.2%).

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

Revenue growth was impacted by the decline of the track-side rail power supply activity for Network Rail that peaked in 2004. However, this reduction was more than compensated for by the growth in battlespace IT equipment and the continued success of Ultra's ADSI data link processor and situational awareness system in the US. Multi-year programmes to adapt ADSI for all four services of the US armed forces and separately for systems to support peace keeping operations in Iraq have contributed considerably to the growth of the division.

Ultra's airport IT systems business achieved an excellent performance, which also contributed to the division's progress. There was increased activity on the IT infrastructure of BAA's Terminal 5 at London Heathrow airport as the project transitioned from design to implementation. In September, Ultra secured the contract to supply IT integration services to Shanghai's Pudong International Airport, building on Ultra's success at Terminal 5 and the market position gained through the acquisition of Videcom in 2004. Shanghai will be a world class reference site for Ultra in the rapidly-growing Asia-Pacific airport market.

Ultra's dominance of airline baggage reconciliation systems continued with the on-time commissioning of the system that serves all of the international airports in New Zealand. Ultra's managed baggage reconciliation services, provided at Heathrow, in Australia and in the US, continue to operate successfully and are providing the expected revenue growth and return on investment.

The highest priority planned procurement programme for the British Army is the Future Rapid Effects System ("FRES") comprising a family of armoured vehicles, incorporating a significant amount of battlespace IT, to cover a wide range of combat and support roles. By teaming with Lockheed Martin, one of the two competing prime contractors, Ultra has secured a sub-contract to lead the electronic architecture technology demonstrator programme that will define the team's battlespace IT infrastructure for FRES.

Development activity for the replacement control system for the nuclear reactors powering the Royal Navy's submarines progressed satisfactorily to plan and the complex central control consoles for the Astute submarine were also delivered. A contract was secured to upgrade and support the equipment that enables the control and firing of weapons from the torpedo tubes of the Royal Navy's Trafalgar and Vanguard Class submarines.

Tactical & Sonar Systems

Tactical & Sonar Systems, with the addition of Audiopack and the integration of Horizon into Flightline Systems, comprises eight businesses in the UK and North America that supply communications and underwater equipment to homeland security and military users worldwide.

Revenue in the division increased to £140.8m from £120.5m in 2004, a rise of 17% of which 7% was organic. Operating profit[1] increased 28% to £17.1m (2004: £13.4m), giving an operating margin[1] of 12.2% (2004: 11.1%).

The new variant of the US Navy's passive sonobuoy was successfully introduced in the second half of 2005, providing better performance at reduced cost. Overall however, the level of sonobuoy sales was broadly unchanged for the third year in a row. In both the US and UK, funded development work proceeded on the next generation of sonobuoy systems that will improve the ability to detect small, extremely quiet, diesel-electric submarines able to operate in shallow, coastal waters.

Significant orders for Ultra's specialist sonobuoy telemetry receivers were won during the year securing long term positions on a number of new anti-submarine warfare (ASW) aircraft programmes, including the Boeing P-8A aircraft being developed to replace the US Navy's ageing P-3 Orions and the Turkish Navy's ATR-72 ASW platform. In addition, the latest helicopter versions of Ultra's sonobuoy receiver were selected for the Cyclone maritime helicopter programme in Canada and the MH-60R Seahawk in the US.

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

Sales were boosted by the on-time delivery of a further six ship-sets of the Group's Surface Ship Torpedo Defence system to the Royal Navy, with three of these systems installed on ships and at sea by the year-end. In the United States the torpedo defence technology demonstrator programme secured in 2004 made excellent progress and successful trials have now been conducted against real weapons. The Group also benefited from increased sales of submarine-launched torpedo countermeasures for the US Navy and for international customers. During the year, development of the bow sonar for the Royal Navy's Type 45 destroyer made satisfactory progress and the first system was nearing completion by year-end.

The Group was awarded a contract for the Royal Navy's mine disposal programme after teaming with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply and then support from within the UK.

Sales of battlespace IT equipment once again contributed to the growth of this division, with particular success achieved in international markets. Ultra made further deliveries of high capacity radios to the US Army's communications infrastructure programme and for its Patriot missile defence system. Radio systems, upgraded to provide improved data transmission capacity, were also sold to the South Korean and Canadian armed forces.

Following several years of investment and market positioning, during which Ultra designed what is planned to be the NATO standard for the radio control links for unmanned air vehicles (UAVs), Ultra won a contract to supply such equipment for the British Army's Watchkeeper UAV programme. This is another new growth niche for Ultra which, with its associated encryption equipment, will aid the further growth of the Group.

Outlook

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

The recent UK Government Defence Industrial Strategy document confirmed that a future priority for the MoD will be to upgrade existing platforms with smarter capabilities through the integration of enhanced electronic solutions. The report also confirmed the MoD's reliance on the private sector for innovative solutions and through-life support. The MoD is open to solutions from overseas suppliers but will require technology transfer to the UK in order to maintain operational sovereignty for its armed forces. Consequently, Ultra's market position, together with its expertise in international teaming, positions the Group to continue to play a significant role in fulfilling the MoD's objectives.

In the US, the recently published Quadrennial Defense Review ("QDR") emphasises the need to combat the asymmetric terrorist threat. Additionally, the QDR supports the simultaneous maintenance of a US, worldwide capability to wage a major conflict against a near-peer opponent. As a consequence, there will be a continuing focus of expenditure on battlespace IT solutions, especially advanced surveillance and command and control systems. The US will continue to seek dominance in the air, land and maritime domains through the continued development of smart capability.

In the civil markets, aerospace remains buoyant and healthy demand continues both for sales of original equipment and for aftermarket support equipment. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

[1] before amortisation of intangibles arising on acquisition. [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5] bank overdrafts and loans less cash and cash equivalents.

Ultra's currency hedging policy protected the Group against the worst effects of the weak US dollar at the beginning of 2005. The effective average hedged exchange rates for sterling and Canadian dollars were US $1.73 (2004: $1.50) and $0.75 (2004: $0.72) respectively for 2005. However weaker hedged rates will apply in 2006, more notably this time in Canada. Overall profits are expected to be reduced by approximately £3m due to currency transaction effects. This reduction is built into management's profit expectations for 2006.

As the significance of Ultra's North American businesses continues to grow, a further increase in the effective tax rate is probable. It is likely that the rate will increase to more than 28.0%, compared to 27.7% in 2005.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group enters 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities and to invest to respond to market demands. The record order book of £501m represents a significant increase in the year and provides Ultra with its customary level of earnings visibility. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Despite the growth of Ultra, it remains true that no single programme contributes more than 5% of sales in a year, thereby underpinning the robustness of the Group's performance.

Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

- Ends -

Enquiries:
Ultra Electronics Holdings plc **(27.02.06) 020 7067 0700**
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Square Mile **020 7067 0700**
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Income Statement

	Note	**2005 £000**	2004 £000
Continuing operations			
Revenue	1	**342,410**	310,742
Cost of sales		**(250,160)**	(229,627)
Gross Profit		**92,250**	81,115
Other operating income		**4,805**	3,828
Distribution costs		**(825)**	(777)
Administrative expenses		**(48,393)**	(40,599)
Other operating expenses		**-**	(273)
Profit from operations		**47,837**	43,294
Investment revenue	3	**553**	157
Finance costs	4	**(7,688)**	(3,362)
Profit before tax	1	**40,702**	40,089
Tax	5	**(11,292)**	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent		**29,410**	29,151
Earnings per ordinary share (pence)			
From continuing operations			
- Basic		**43.9**	43.7
- Diluted		**43.5**	43.4

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Balance Sheet

	Note	2005 £000	2004 £000
Non-current assets			
Intangible assets		**150,494**	114,843
Property, plant and equipment		**22,844**	20,213
Deferred tax assets		**17,301**	14,000
		190,639	149,056
Current assets			
Inventories	7	**25,937**	22,557
Trade and other receivables	8	**74,412**	68,352
Cash and cash equivalents		**40,193**	24,060
		140,542	114,969
Total assets		**331,181**	264,025
Current liabilities			
Trade and other payables	9	**(104,009)**	(90,098)
Tax liabilities		**(8,089)**	(8,030)
Obligations under finance leases		**(36)**	(21)
Bank overdrafts and loans		**-**	(48,104)
Short–term provisions	10	**(7,028)**	(3,164)
		(119,162)	(149,417)
Non-current liabilities			
Retirement benefit obligations		**(46,576)**	(40,219)
Other payables	9	**(930)**	(1,115)
Deferred tax liabilities		**(1,149)**	(1,406)
Obligations under finance leases		**(67)**	(10)
Bank overdrafts and loans		**(74,367)**	-
Long-term provisions	10	**(3,874)**	(7,472)
		(126,963)	(50,222)
Total liabilities		**(246,125)**	(199,639)
Net assets		**85,056**	64,386
Capital and reserves			
Share capital		**3,361**	3,345
Share premium account		**31,679**	30,306
Own shares		**(2,641)**	(2,807)
Hedging and translation reserves		**(990)**	(1,098)
Retained earnings		**53,647**	34,640
Total equity		**85,056**	64,386

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Cash Flow Statement

	Note	2005 £000	2004 £000
Net cash from operating activities	12	**48,217**	44,121
Investing activities			
Interest received		**549**	157
Purchase of property, plant and equipment		**(7,311)**	(5,246)
Proceeds of disposal of property, plant and equipment		**100**	3
Expenditure on product development and other intangibles		**(2,909)**	(1,919)
Acquisition of subsidiary undertakings (net of cash acquired)		**(36,610)**	(23,288)
Net cash used in investing activities		**(46,181)**	(30,293)
Financing activities			
Issue of share capital		**1,389**	2,237
Purchase of Long-Term Incentive Plan shares		**(596)**	(1,124)
Dividends paid		**(9,567)**	(8,531)
Increase/(repayments) of borrowings		**21,747**	(1,400)
Repayments of obligations under finance leases		**(20)**	(3)
New finance leases		**92**	-
Net cash used in financing activities		**13,045**	(8,821)
Net increase in cash and cash equivalents		**15,081**	5,007
Cash and cash equivalents at beginning of year		**24,060**	18,044
Effect of foreign exchange rate changes		**1,052**	1,009
Cash and cash equivalents at end of year		**40,193**	24,060

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2005
Consolidated Statement of Recognised Income and Expense

	2005 £000	2004 £000
Exchange differences on translation of foreign operations	**108**	(1,098)
Fair value of derivatives at 1 January 2005	**2,268**	-
Actuarial losses on defined benefit pension schemes	**(3,580)**	(7,492)
Loss on cash flow hedge	**(144)**	-
Tax on items taken directly to equity	**(522)**	95
Net expense recognised directly in equity	**(1,870)**	(8,495)
Profit for the year	**29,410**	29,151
Total recognised income and expense for the year	**27,540**	20,656

Notes:

1. Segmental analysis

(a) Revenue by division

	2005			2004		
	External revenue	**Internal re**	**Total**	External revenue	Internal re	Total
	£000	**£000**	**£000**	£000	£000	£000
Aircraft & Vehicle Systems	**84,370**	**982**	**85,352**	76,593	1,072	77,665
Information & Power Systems	**117,268**	**7,632**	**124,900**	113,689	3,116	116,805
Tactical & Sonar Systems	**140,772**	**8,035**	**148,807**	120,460	11,719	132,179
Eliminations	**-**	**(16,649)**	**(16,649)**	-	(15,907)	(15,907)
Consolidated revenue	**342,410**	**-**	**342,410**	310,742	-	310,742

(b) Profit by division

	2005	2004
	£000	£000
Aircraft & Vehicle Systems	**15,923**	14,867
Information & Power Systems	**18,094**	15,038
Tactical & Sonar Systems	**17,117**	13,389
	51,134	43,294
Amortisation of intangibles arising on acquisition *	**(3,297)**	-
Profit from operations	**47,837**	43,294
Investment revenue	**553**	157
Finance costs	**(7,688)**	(3,362)
Profit before tax	**40,702**	40,089

* All of the charge relating to the amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

(c) Capital expenditure, additions to intangibles, depreciation and amortisation by division

	Capital expenditure and additions to intangibles		**Depreciation and amortisation**	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Aircraft & Vehicle Systems	**2,177**	1,860	**1,208**	1,121
Information & Power Systems	**4,420**	2,711	**3,233**	2,186
Tactical & Sonar Systems	**3,623**	2,593	**7,141**	2,184
Total	**10,220**	7,164	**11,582**	5,491

The 2005 depreciation and amortisation expense includes £5,450,000 of amortisation charges (2004: £422,000) and £6,132,000 of property, plant and equipment depreciation charges (2004: £5,069,000). The increase in the amortisation charge results from the amortisation of intangible assets arising on the acquisition of the aircraft instrument business of Horizon Aerospace LLC (Horizon) and Audiopack Technologies Inc (Audiopack). These intangible assets (principally intellectual property, customer relationships and profit in opening order book) had a fair value at acquisition of £28,100,000. Both Horizon and Audiopack are included within Tactical & Sonar Systems.

(d) Total assets by segment

	2005 £000	2004 £000
Aircraft & Vehicle Systems	**67,144**	64,222
Information & Power Systems	**64,439**	62,162
Tactical & Sonar Systems	**141,441**	99,580
	273,024	225,964
Unallocated	**58,157**	38,061
Total assets	**331,181**	264,025

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(e) Total liabilities by segment

	2005 £000	2004 £000
Aircraft & Vehicle Systems	**(25,454)**	(22,671)
Information & Power Systems	**(38,528)**	(41,833)
Tactical & Sonar Systems	**(49,985)**	(37,377)
	(113,967)	(101,881)
Unallocated	**(132,158)**	(97,758)
Total assets	**(246,125)**	(199,639)

Unallocated liabilities represent derivatives at fair value, tax creditors, retirement benefit obligation and bank loans and overdrafts.

(f) Revenue by destination

	2005 £000	2004 £000
United Kingdom	**132,603**	132,138
Continental Europe	**38,938**	32,948
North America	**145,338**	109,345
Rest of the World	**25,531**	36,311
	342,410	310,742

(g) Other information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2005 £000	2004 £000	2005 £000	2004 £000
United Kingdom	**131,336**	128,349	**6,430**	4,626
North America	**141,688**	97,615	**3,790**	2,538
	273,024	225,964	**10,220**	7,164

2. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2005 £000	2004 £000
Profit from operations	**47,837**	43,294
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Operating profit (adjusted) [(a)]	**51,134**	43,294
Profit before tax	**40,702**	40,089
Add: IAS 39 loss arising on derivatives	**3,436**	-
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Profit before tax (adjusted) [(b)]	**47,435**	40,089
Cash generated by operations	**64,499**	55,216
Purchase of property, plant and equipment	**(7,311)**	(5,246)
Proceeds on disposal of property, plant and equipment	**100**	3
Expenditure on product development and other intangibles	**(2,909)**	(1,919)
Purchase of Long–Term Incentive Plan shares	**(596)**	(1,124)
Operating cash flow (adjusted) [(c)]	**53,783**	46,930

Operating profit at [(a)] in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at [(b)] in the above table and adjusted earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([(b)] in the above table) and adjusted earnings per share before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow [(c)], rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Investment revenue

	2005 £000	2004 £000
Interest revenue	**553**	157
	553	157

4. Finance costs

	2005 £000	2004 £000
Amortisation of finance costs of debt	**137**	130
Interest payable on bank loans and overdrafts	**3,164**	2,700
Interest payable on finance leases	**2**	3
Total borrowing costs	**3,303**	2,833
IAS 39 loss arising on derivatives	**3,436**	-
Retirement benefit scheme finance charges	**949**	529
	7,688	3,362

5. Tax

	2005 £000	2004 £000
Current tax		
United Kingdom	**7,254**	6,970
Overseas	**5,805**	4,071
Deferred tax		
United Kingdom and Overseas	**(1,767)**	(103)
Total tax charge	**11,292**	10,938

6. Dividends

	2005 £000	2004 £000
Final dividend for the year ended 31 December 2004 of 9.2p (2003:8.2p) per share	**6,078**	5,462
Interim dividend for the year ended 31 December 2005 of 5.2p (2004:4.6p) per share	**3,489**	3,069
	9,567	8,531
Proposed final dividend for the year ended 31 December 2005 of 10.7p (2004:9.2p) per share	**7,134**	6,078

The 2005 proposed final dividend was approved by the Board after 31 December 2005 and has therefore not been included as a liability as at 31 December 2005.

7. Inventories

	2005 £000	2004 £000
Raw materials and consumables	**17,578**	11,491
Work in progress	**6,376**	8,836
Finished goods and goods for resale	**1,983**	2,230
	25,937	22,557

8. Trade and other receivables

	2005 £000	2004 £000
Trade receivables	**47,052**	40,482
Amounts due from contract customers	**23,026**	23,978
Derivatives at fair value	**663**	-
Other receivables	**1,885**	2,125
Prepayments and accrued income	**1,786**	1,767
	74,412	68,352

9. Trade and other payables

Amounts included in current liabilities	2005 £000	2004 £000
Trade payables	**27,797**	25,215
Amounts due to contract customers	**32,745**	23,096
Derivatives at fair value	**1,977**	-
Other payables	**11,712**	11,419
Accruals and deferred income	**29,778**	30,368
	104,009	90,098

Amounts included in non current liabilities	2005 £000	2004 £000
Other payables	**223**	364
Accruals and deferred income	**707**	751
	930	1,115

10. Provisions

	Warranties £000	Contract related provisions £000	Total £000
At 1 January 2005	8,462	2,174	10,636
Additional provision	1,044	1,024	2,068
Utilisation of provision	(1,475)	(1,102)	(2,577)
Acquisition of subsidiary undertaking	269	192	461
Exchange differences	120	194	314
At 31 December 2005	8,420	2,482	10,902
Included in current liabilities	5,966	1,062	7,028
Included in non current liabilities	2,454	1,420	3,874
	8,420	2,482	10,902

11. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit schemes is as follows:

	2005 £000	2004 £000
Fair value of scheme assets	**99.8**	76.1
Present value of scheme liabilities	**(146.4)**	(116.3)
Scheme deficit	**(46.6)**	(40.2)
Related deferred tax asset	**14.0**	12.1
Net pension liability	**(32.6)**	(28.1)

12. Cash flow information

	2005 £000	2004 £000
Profit from operations	**47,837**	43,294
Adjustments for:		
Depreciation of property, plant and equipment	**6,132**	5,069
Amortisation of intangible assets	**5,450**	422
Cost of equity settled employee share schemes	**1,212**	797
Increase / (decrease) in post employment benefit obligation	**120**	(55)
(Profit) / loss on disposal of property, plant and equipment	**(4)**	58
(Decrease) / increase in provisions	**(366)**	2,849
Operating cash flows before movements in working capital	**60,381**	52,434
Increase in inventories	**(1,643)**	(524)
Increase in receivables	**(1,313)**	(3,528)
Increase in payables	**7,074**	6,834
Cash generated by operations	**64,499**	55,216
Income taxes paid	**(13,001)**	(8,317)
Interest paid	**(3,281)**	(2,778)
Net cash from operating activities	**48,217**	44,121

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2005 £000	2004 £000
Net increase in cash and cash equivalents	**15,081**	5,007
Cash (inflow) / outflow from (increase) / decrease in debt and finance leasing	**(21,727)**	1,403
Change in net debt arising from cash flows	**(6,646)**	6,410
Amortisation of finance costs of debt	**(137)**	-
Finance leases acquired with subsidiary undertakings	**-**	(19)
Finance leases	**(92)**	-
Translation differences	**(3,327)**	872
Movement in net debt in the year	**(10,202)**	7,263
Net debt at start of year	**(24,075)**	(31,338)
Net debt at end of year	**(34,277)**	(24,075)

Net debt comprised the following:

	2005 £000	2004 £000
Cash and cash equivalents	**40,193**	24,060
Bank overdrafts and loans included in current liabilities	**-**	(48,104)
Bank overdrafts and loans included in non current liabilities	**(74,367)**	-
Obligations under finance leases included in current liabilities	**(36)**	(21)
Obligations under finance leases included in non – current liabilities	**(67)**	(10)
	(34,277)	(24,075)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13. Five year review

	UK GAAP			IFRS	
		Restated	Restated		
	2001	2002	2003	2004	**2005**
	£m	£m	£m	£m	**£m**
Revenue					
Aircraft & Vehicle Systems	78.4	76.4	79.9	76.6	**84.3**
Information & Power Systems	74.4	82.9	95.5	113.7	**117.3**
Tactical & Sonar Systems	86.7	101.1	109.0	120.4	**140.8**
Total revenue	239.5	260.4	284.4	310.7	**342.4**
Profit from operations [1]					
Aircraft & Vehicle Systems	13.0	12.5	13.9	14.9	**15.9**
Information & Power Systems	7.6	11.0	11.0	15.0	**18.1**
Tactical & Sonar Systems	11.1	10.0	12.6	13.4	**17.1**
Total profit from operations	31.7	33.5	37.5	43.3	**51.1**
Margin [1]	13.2%	12.8%	13.2%	13.9%	**14.9%**
Profit before tax	27.1	29.9	34.4	40.1	**40.7**
Profit after tax	16.3	17.9	20.4	29.2	**29.4**
Operating cash flow [2]	35.2	38.7	48.3	46.9	**53.8**
Free cash before dividends, acquisitions and financing [3]	21.8	28.0	35.7	36.0	**38.1**
Net debt at year-end [4]	(40.6)	(39.3)	(30.3)	(24.1)	**(34.3)**
Headline earnings per share (p) [5]	30.5	33.2	38.2	43.7	**50.7**
Dividends per share (p)	10.4	11.2	12.3	12.8	**14.4**
Average employee numbers	2,376	2,395	2,505	2,678	**2,880**

Notes:
1. Before amortisation of goodwill and amortisation of intangibles arising on acquisition.
2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of long-term incentive plan shares, which are included in financing activities.
4. Bank overdrafts and loans less cash and cash equivalents.
5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and loss on derivative financial instruments.

14. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2005 or 2004, but is derived from those accounts. Statutory accounts for 2004, prepared under UK GAAP, have been delivered to the Registrar of Companies and those for 2005, prepared in accordance with IFRS, will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

15. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

delivering growth

1.A.7

Ultra Electronics Holdi

Ultra
ELECTRONICS

ULTRA ELECTRONICS IS A GROUP OF SPECIALIST BUSINESSES OFFERING A THROUGH-LIFE PRODUCT AND SERVICE PORTFOLIO THAT INCLUDES SYSTEMS, SUB-SYSTEMS, PRODUCTS AND COMPONENTS FOR DEFENCE, SECURITY, AEROSPACE AND TRANSPORT APPLICATIONS WORLDWIDE.

ULTRA, WHICH EMPLOYS 3,000 PEOPLE IN THE UK AND NORTH AMERICA, FOCUSES ON HIGH INTEGRITY SENSING, CONTROL, COMMUNICATION AND DISPLAY SYSTEMS WITH AN EMPHASIS ON INTEGRATED INFORMATION TECHNOLOGY SOLUTIONS. THE GROUP CONCENTRATES ON OBTAINING COMPETITIVE ADVANTAGE THROUGH TECHNOLOGICAL EDGE AND BY HAVING A LEADING POSITION IN NICHE MARKETS.

ULTRA'S PRODUCTS AND SERVICES ARE USED IN AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS AROUND THE WORLD. INCREASINGLY, ULTRA UNDERTAKES SPECIALIST SYSTEM AND SUB-SYSTEM INTEGRATION USING THE COMBINED EXPERTISE OF THE GROUP BUSINESSES AND BY TEAMING WITH WORLD-CLASS INTERNATIONAL PARTNERS.

THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE 2003

THE QUEEN'S AWARD FOR ENTERPRISE 2003 FOR HiPPAG AT PRECISION AIR SYSTEMS

	2005	2004	Growth
evenue (£m)	342.4	310.7	+10%
Operating profit (£m)[1]	51.1	43.3	+18%
ofit before taxation (£m)[2]	47.4	40.1	+18%
arnings per share[2]	50.7p	43.7p	+16%
Operating profit margin[1]	14.9%	13.9%	
mployees (average number)	2,880	2,678	



Revenue
£342.4m
01
02
03
04
05
£239.5m
£260.4m
£284.4m
£310.7m
£342.4m



Profit before taxation²
£47.4m
01
02
03
04
05
£27.1m
£29.9m
£34.4m
£40.1m
£47.4m



Earnings per share²
50.7p
01
02
03
04
05
30.5p
33.2p
38.2p
43.7p
50.7p



Order book
£500.7m
01
02
03
04
05
£315.0m
£348.0m
£375.0m
£395.4m
£500.7m

efore amortisation of intangibles arising on acquisition. [illegible] profit from operations £47.8m (2004: £43.3m).

efore amortisation of intangibles arising on acquisition and loss on derivative financial instruments. IFRS profit before tax £40.7m (2004: £40.1m). Basic EPS 43.9p (2004: 43.7p).


Aircraft & Vehicle Systems **£84.4m**
Information & Power Systems **£117.3m**
Tactical & Sonar Systems **£140.7m**

ULTRA ELECTRONICS SPECIALISES IN THE DESIGN, MANUFACTURE AND SUPPORT OF ELECTRONIC AND ELECTROMECHANICAL SYSTEMS, SUB-SYSTEMS, PRODUCTS AND SERVICES FOR AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS. IT IS ORGANISED INTO THREE DIVISIONS: **AIRCRAFT & VEHICLE SYSTEMS**, **INFORMATION & POWER SYSTEMS** AND **TACTICAL & SONAR SYSTEMS**.

	Aircraft & Vehicle Systems	Information & Power Systems	Tactical & Sonar Systems
Revenue	£84.4m (2004: £76.6m)	£117.3m (2004: £113.7m)	£140.7m (2004: £120.4m)
Profit[1]	£15.9m (2004: £14.9m)	£18.1m (2004: £15.0m)	£17.1m (2004: £13.4m)

Aircraft & Vehicle Systems

CONTROLS○
Airframe de-icing and crack detection systems. Civil and military aircraft cabin quietening systems using active noise and vibration control technology. Landing gear control and proximity sensing systems. Propeller balancing systems.

DATEL○
High integrity systems including safety critical software. Internet-based secure collaborative working environments and resilient, secure communication networks. Health monitoring and asset availability solutions for military vehicles.

ELECTRICS○
Data management and vision control systems for armoured vehicles. Specialised control handles, high integrity switches and indicators. Lighting systems. Ruggedised cable harnesses.

MEASUREMENT SYSTEMS INC△
Haptic devices, displacement and force joysticks, hand grip controls, trackballs, encoders and simulation equipment. Cockpit equipment.

PRECISION AIR SYSTEMS○
High Pressure Pure Air Generators (HiPPAG) for cooling thermal imagers and infra-red sensors, and for pneumatic ejection of aircraft munitions.

○Businesses in the United Kingdom
△Businesses in North America

Information & Power Systems

ADVANCED TACTICAL SYSTEMS△
Battlespace IT solutions. Software based data fusion and display systems for applications in military command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) systems.

AIRPORT SYSTEMS○
IT applications, managed services and systems integration for airlines and airports: common use check-in and boarding (UltraCUSE), local departure control (UltraSLATS), aircraft weight and balance management systems, passenger-bag matching (UltraTrak), airport operational database (UltraDB), integration message broker (UltraIB), flight information display (UltraFIDS), airport resource management (UltraResource), plant and utilities remote control and monitoring (UltraControl).

COMMAND & CONTROL SYSTEMS○
Optical and infra-red surveillance and tracking systems. Battlespace IT solutions. Geographical information management systems. Combat management systems. Multifunction command and control console systems. Naval data processing and distribution systems. Weapon interface electronics. High integrity electronic control systems for nuclear reactors.

EMS△
Specialised power supplies and demagnetising systems for the electromagnetic silencing of naval vessels. Transformer rectifier units.

MANUFACTURING & CARD SYSTEMS○
High integrity contract electronic manufacturing services. The Magicard range of identity card printers.

PMES○
Power control, conversion and distribution equipment for naval and other demanding environments. Transit system DC power sub-stations and rectification equipment. Multi-influence measurement and control systems for the management of complex signatures of naval vessels. Magnetic and electric field sensors.

SML TECHNOLOGIES○
Radar surveillance, navigation and safety systems for offshore platforms and maritime vessels, coastal and border surveillance and protection systems.

Tactical & Sonar Systems

AUDIOPACK▲
Rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments.

DNE TECHNOLOGIES▲
Military network communications equipment for voice, data and video information. High-speed protocol converters and modems.

FLIGHTLINE SYSTEMS▲
Sonobuoy telemetry receivers for maritime patrol aircraft and helicopters. Aircraft cockpit indicators. Mechanical gyroscopes. Specialist military test equipment.

MARITIME SYSTEMS▲
Active source and passive sonobuoys, bathythermal buoys and expendable submarine communication buoys. Towed array sonars. High power sonar transducers.

OCEAN SYSTEMS▲
Underwater acoustic countermeasures and systems. Torpedo defence systems. Torpedo sonar. Active and passive transducer technologies. Submarine communication systems.

SONAR & COMMUNICATION SYSTEMS■
Active and passive sonobuoys. Sonobuoy receivers and acoustic processors for maritime patrol aircraft and helicopters. Ship sonar systems. Torpedo defence systems and countermeasures. Mine disposal systems. Submarine communication systems. Data link communication systems. Airborne targeting pods. Cryptographic equipment.

TACTICAL COMMUNICATION SYSTEMS▲
High capacity line-of-sight radios, electronic counter-countermeasure radios, multiplexers, and turn-key tactical communication systems.

UNDERSEA SENSOR SYSTEMS INC▲
Active and passive sonobuoys. Multi-static acoustic systems. Advanced autonomous sensor systems for coastal surveillance.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.



IMPORTANT CONTRACTS WERE SECURED DURING 2005, INCLUDING POSITIONS ON NEW PROGRAMMES, THAT WILL SUPPORT FURTHER GROWTH OF THE GROUP.

Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was helped by its battlespace IT, airport IT systems and torpedo countermeasures activities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005, including positions on new programmes, that will support further growth of the Group.

Sales at £342.4m grew 10% with the Tactical & Sonar Systems division showing the strongest growth. Operating profit[1] at £51.1m increased by 18% over the previous year. This was despite the £5.2m negative impact of weaker hedged exchange rates for US$ sales made by Ultra's businesses in the UK and Canada. Earnings per share[2] at 50.7p increased by 16% reflecting a slightly higher effective tax rate for 2005 than in the prior year. The Board will be recommending a final dividend of 10.7p per share, making a total for the year of 15.9p, a 15% increase over 2004.

Ultra has achieved its track record of success through its strategy of achieving organic growth by securing niche positions on long-term platforms and programmes. Growth has also been aided by acquisitions that either augmented Ultra's existing niches or added new related niches. The key to achieving this growth is Ultra's investment strategy. In 2005 the Group invested a total of £61.2m in acquisitions, research and development, capital expenditure and new business development. The investment contributed directly to the winning of new contracts that drove the year-end order book to the record level of £500.7m.

The company's net debt[5] increased through the year by just £10.2m to £34.3m after funding the significant level of investment in 2005. Cash conversion continued to be strong in 2005 through management's continuing focus on cash generation. The conversion of operating profit[1] to operating cash flow[3] in the year was 105%. Over the last five years the Group's average cash conversion[4] has been 114%, reflecting the high quality of Ultra's earnings.

The acquisitions of Horizon Aerospace and Audiopack Technologies Inc. were completed in the year. Horizon, now fully integrated into Ultra's Flightline Systems business, supplies a broad range of cockpit instruments for military and civil aircraft. Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is also part of the Group's Tactical & Sonar Systems division.

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

In civil markets, aerospace remains buoyant and healthy demand continues, both for sales of original equipment and for aftermarket support equipment. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

The planned Board changes that were discussed in Ultra's 2004 Annual Report came into effect at the Group's AGM last April. I succeeded Peter Macfarlane as Chairman, upon his retirement, relinquishing the Chief Executive's role to Douglas Caster who has been an Executive Director of Ultra since 1993 and who was appointed Chief Operating Officer in 2004. Peter served as Chairman for ten years; on behalf of the Board I thank Peter for his leadership and wish him a long and happy retirement.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group enters 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities, and to invest to respond to market demands. The order book has increased significantly in the year and provides Ultra with its customary level of visibility for 2006 earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Gaining positions on new platforms and programmes has driven the growth of Ultra. It is still true, however, that no single programme contributes more than 5% of sales in a year, thereby underpinning the resilience of the Group's performance.

Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

Finally I would like to thank all Ultra employees for their hard work and continuing commitment, which have made such important contributions to the success of the Group.



Julian Blogh **Chairman**

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.

a long-term strategy

+10%

Revenue
Reflecting increased sales of battlespace IT, airport IT and torpedo countermeasure systems

+18%

Operating profit[1]
Margin improvement driven by increased volume, effective execution of development programmes and a continuing focus on cost control

IN ULTRA'S MAIN DEFENCE MARKETS WORLDWIDE, BUDGETS CONTINUE TO RISE. WITHIN THESE BUDGETS, EXPENDITURE IS INCREASING ON BATTLESPACE IT SYSTEMS AND EQUIPMENT TO PROVIDE BETTER SITUATIONAL AWARENESS, QUICKER COMMAND AND CONTROL AND THE SYNCHRONISATION OF MILITARY EFFECTS WITH MUCH IMPROVED ACCURACY.

This Operating and Financial Review contains certain forward-looking information and statements in relation to Ultra's operations, economic performance and financial conditions which cannot be objectively verified and should be treated with caution. These statements are made by Ultra in good faith, based on the information available to it at the time of the approval of this report and, although Ultra believes that the expectations reflected in such forward-looking statements are reasonable, they should not be relied upon and no assurance can be given by Ultra that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in the economic, market and competitive conditions underlying such forward-looking information.

ULTRA AND ITS MARKET ENVIRONMENT

Ultra Electronics is a group of specialist businesses offering a through-life product and service portfolio that includes systems, sub-systems, products and components for defence, security, aerospace and transport applications worldwide. Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance and communication systems, airports and transport systems around the world.

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

The recent UK Government Defence Industrial Strategy document confirmed that a future priority for the MoD will be to upgrade existing platforms with smarter capabilities through the integration of enhanced electronic solutions. The report also confirmed the MoD's reliance on the private sector for innovative solutions and through-life support. The MoD is open to solutions from overseas suppliers but will require technology transfer to the UK in order to maintain operational sovereignty for its armed forces. Consequently, Ultra's market position, together with its expertise in international teaming, positions the Group to continue to play a significant role in fulfilling the MoD's objectives.

In the US, the recently published Quadrennial Defense Review ("QDR") emphasises the need to combat the asymmetric terrorist threat. Additionally, the QDR supports the simultaneous maintenance of a US, worldwide capability to wage a major conflict against a near-peer opponent. As a consequence, there will be a continuing focus of expenditure on battlespace IT solutions, especially advanced surveillance and command and control systems. The US will pursue dominance in the air, land and maritime domains through the continued development of smart capability.

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems.

In civil markets, aerospace remains buoyant with Airbus and Boeing increasing build rates driving healthy demand for both sales of original equipment and equipment for aftermarket support. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

PERFORMANCE WAS BOOSTED BY RECENT INVESTMENTS TO ENHANCE THE GROUP'S BATTLESPACE IT, AIRPORT IT SYSTEMS AND TORPEDO COUNTERMEASURES CAPABILITIES.



ULTRA'S OBJECTIVE AND STRATEGIES FOR ACHIEVING THE OBJECTIVE

The Board's prime objective is to outperform the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings, and by communicating effectively with shareholders and the financial community generally.

Ultra's strategies to achieve this objective are summarised in the following eight-point statement. Ultra's core strategies are:

1. **To concentrate on aerospace and defence**
2. **To be a niche player where the Group has competitive advantage through technology or market position**
3. **To offer a through-life product and service portfolio that includes systems, sub-systems, products and components**
4. **To grow both organically and by acquisition**
5. **To have an efficient organisation with committed and competent people**
6. **To be an excellent and strategic supplier to our customers**
7. **To gain competitive advantage by internal and external teaming**
8. **To meet our commitments**

Ultra believes that sustainable success is derived from a focus on positioning its products and services on a broad range of major international platforms and programmes. Such successful positioning is achieved by ensuring that Ultra's offerings are differentiated from those of the competition in a manner that the customer values. Focus is sustained on creating and maintaining this differentiation in the future and on continuing to provide innovative solutions to satisfy customer requirements.

Underpinning Ultra's continuing success is its investment strategy. Ultra has a demonstrated expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and services. During 2005, Ultra invested a total of £61.2m (2004: £43.5m) on acquisitions, research and development, capital expenditure and new business development. This investment contributed directly to the new contracts won in the year and also supports the Group's long-term positioning for future business.

To ensure that this investment strategy remains affordable, Ultra focuses on delivering a high quality of earnings from its operations. Evidence of this quality is the consistently strong cash generation that the Group has achieved. The cash generated from operations is then available to fund acquisitions – Ultra seeks to maintain a broad balance between organic and acquisition growth. Since formation, all of Ultra's acquisitions have been funded by free cash flow and so the level of net debt has remained relatively constant.

The Group's acquisition strategy is summarised as being the pursuit of bolt-on acquisitions that:

- are defence or aerospace based
- are in a growth market sector
- augment a current niche or
- add a new, related niche or
- widen Ultra's geographic reach

The ideal size of acquisitions is currently about £25m to £50m and so "organisation transforming" acquisitions are unlikely. The Group will seek to maintain a robust portfolio of niche activities. In short, the acquisition strategy that has served Ultra well to date will be continued.

ULTRA'S 2005 RESULTS

Ultra made excellent progress in 2005, achieving high growth in revenue and operating profit[1]. The Group's performance was helped by its battlespace IT, airport IT systems and torpedo countermeasures activities. Contributions were made by the acquisitions completed in 2004 and the further two acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005 including positions on new programmes that will support further growth of the Group.

Group results

Revenue increased to £342.4m, a rise of 10% over the prior year, of which 6% was organic growth. In addition to the investments noted above, strong sales of tactical data link systems to the US armed forces, increased deliveries of battlespace IT equipment for military vehicles, airport IT systems and torpedo countermeasures contributed to the Group's performance.

There was a further increase in the Group's operating margin[1] from 13.9% in 2004 to 14.9%, driven mainly by a combination of a rise in volume, effective execution of development programmes and a continuing focus on cost control. Operating profit[1] rose by 18% to £51.1m (2004: £43.3m), while profit before tax[2] increased by 18% to £47.4m (2004: £40.1m). This was despite a £5.2m negative impact of weaker hedged exchange rates for US dollar sales made by Ultra's businesses in the UK and Canada.

The effective tax rate for the Group increased to 27.7% (2004: 27.2%), due mainly to a higher proportion of Ultra's profits being generated in North America, where marginal tax rates are higher. This resulted in earnings per share[2] growth of 16% to 50.7p (2004: 43.7p).

continued on page 7

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.

19 times

Interest cover
Bank interest cost was covered 19 times by operating profit[1]

105%

Cash conversion[4]
Demonstrating Ultra's consistently high quality of earnings

18%

Total annual shareholder return
Ultra has delivered an average annual total shareholder return of 18% since flotation in 1996

THE BOARD'S PRIME OBJECTIVE IS TO OUTPERFORM THE MARKET IN TERMS OF ANNUAL INCREASES IN SHAREHOLDER VALUE BY DELIVERING ABOVE AVERAGE ANNUAL INCREASES IN EARNINGS, AND BY COMMUNICATING EFFECTIVELY WITH SHAREHOLDERS AND THE FINANCIAL COMMUNITY GENERALLY.

Key performance indicators

	Performance indicator	Definition	2005 result
1	Revenue growth	Growth in total Group revenue compared to prior year.	10%
2	Profit growth	Growth in Group profit before tax[2], compared to prior year.	18%
3	Order book visibility	Order cover for next financial year as percentage of market consensus sales forecast for the year.	62% cover for 2006 on consensus sales of £379m
4	Growth in earnings per share over a three year period	Growth in earnings per share[2], calculated over a rolling three year period.	45%
5	Cash conversion	Cash generated by operations, less net purchases of property, plant, equipment and LTIP shares, less expenditure on product development, expressed as percentage of operating profit[1].	105%
6	Interest cover	The ratio of operating profit[1] to financing costs associated with bank borrowings.	19 times
7	Relative total shareholder return	Total shareholder return (capital growth plus dividends paid, assuming dividends reinvested) over a rolling three year period compared to the FTSE 250 index.	+2% per annum

Key performance indicators
The indicators shown above have been identified by the Directors as giving the best overall indication of the Group's long-term success. **Revenue growth** gives a quantified indication of the rate at which the Group's business activity is expanding. A satisfactory **profit growth** trend confirms that additional revenue is being gained without profit margins being compromised. It also indicates that the additional contribution to profits from new acquisitions is greater than the financing costs incurred as a result of taking on additional debt to fund those acquisitions. **Order book visibility**, based upon expected sales during the year to come, gives the Board confidence as to the achievement of future growth forecasts. A key objective of the Board is to increase **earnings per share[2]** at a faster rate than other similar quoted companies in the UK. If successful this should ensure that investors will continue to hold Ultra's shares, rather than those of its peers. Achievement of this objective is the key measure that is used for determining awards under the Executive Directors' Long Term Incentive Plan scheme. The Directors aim to manage the business so that it continues to generate high levels of cash, which can then be reinvested in the business in the form of acquisitions. The Board uses **operating cash conversion** as a simple yet reliable measure of cash generation, which represents the major element of the Group's short-term incentive bonus scheme. Whilst free cash will continue to fund Ultra's expansion by acquisition, it is important to ensure that the balance sheet remains sufficiently strong and that the cost of carrying additional debt does not become too high. **Interest cover** is a reliable indicator of balance sheet strength. Finally it remains the overriding objective of the Board to provide shareholders with a long-term return on their investment in Ultra that exceeds that which would be achieved by other potential equity investments that present a similar risk profile. **Total shareholder return** is a suitable measure, as compared to the overall population of FTSE 250 companies.


Dividend £9.6m
Currency £3.6m
£49.6m
Tax £13.0m
Interest £2.6m
Share issues £1.4m
Cash for investing £61.2m
Extra debt £10.2m
Capex £7.2m
Acquisitions £36.6m
R&D £17.4m

£61.2m

Investment
Ultra invested £61.2m in 2005 in acquisitions, research and development, capital expenditure and on new business development

AT THE END OF 2005 THE GROUP'S ORDER BOOK WAS VALUED AT THE RECORD LEVEL OF £500.7 MILLION, AN INCREASE OF 27% OVER THE POSITION AT THE SAME TIME LAST YEAR.

Group results (continued from page 5)

Operating cash flow[3] was again excellent at £53.8m (2004: £46.9m). The conversion of operating profit[1] to operating cash flow[3] was 105%, emphasising Ultra's high quality of earnings. This brings the Group's average cash conversion over the last five years to 114%. Net debt[5] at the year-end increased by just £10.2m to £34.3m (2004: £24.1m), after funding an investment of £61.2m in the year. Of this, a total of £36.6m after expenses was spent on acquisitions, with £24.6m (2004: £20.7m) spent on research and development, capital expenditure and new business development. This £24.6m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2005, this amounted to £60.6m (2004: £54.9m) and so, in total, over 20% of Ultra's activity is new product development.

At the end of 2005 the Group's order book was valued at the record level of £500.7m, an increase of 27% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

2005 ACQUISITIONS

In 2005, the Group made two acquisitions, Horizon Aerospace in March and Audiopack Technologies in July. The total cash consideration for acquisitions was £36.6m including expenses, financed using Ultra's banking facilities.

Horizon, now fully integrated into Ultra's Flightline Systems business in Rochester, New York, USA, supplies and supports a broad range of cockpit instruments for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments. These products are used on many aircraft including Boeing's 737 and 777 and complement Flightline's existing range of specialist sonobuoy receivers and electro-mechanical gyroscopes. Flightline Systems is part of Ultra's Tactical & Sonar Systems division.

Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is now also part of the Tactical & Sonar Systems division. Based in Cleveland, Ohio, USA, Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, gas masks and breathing apparatus. The products are supplied mainly to the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. These customers demand robust products of the highest quality to provide reliable communications between team members operating in harsh and hazardous environments. Ultra will be able to offer elements of its battlespace IT product range to this market sector for command and control purposes.

DIVISIONAL REVIEW

AIRCRAFT & VEHICLE SYSTEMS

AIRCRAFT & VEHICLE SYSTEMS COMPRISES FIVE BUSINESSES IN THE UK AND US THAT SUPPLY ADVANCED TECHNOLOGY PRODUCTS AND SOFTWARE FOR MILITARY AIRCRAFT, LAND VEHICLES AND FOR CIVIL AEROSPACE MARKETS.

Revenue in the division increased by 10% to £84.4m (2004: £76.6m). Operating profit[1] grew by 7% to £15.9m (2004: £14.9m), giving an operating margin[1] of 18.9% (2004: 19.4%).

The continued buoyancy of the civil aerospace market drove sales growth of Ultra's cabin quietening equipment for the Bombardier Q Series of turboprop aircraft and landing gear control computers for Airbus aircraft. The development activity on the door and landing gear proximity sensing and wing ice protection systems for the Boeing 787 aircraft progressed to plan, with the increased investment funded by Ultra impacting margins slightly in the division. Sales of these systems should commence in 2007 ahead of the 787 entering service in 2008.

An important achievement in the year was the selection of Ultra to supply equipment for the Airbus A400M military transport aircraft. Ultra secured the contract to supply a noise cancellation system for the aircraft's main cargo bay to reduce the propeller-induced noise to an acceptable level within the latest health and safety requirements. Ultra's scope of supply on the aircraft also includes proximity sensors and associated electronics, which sense the position of the landing gear and the landing gear doors to ensure correct operation, together with the provision of ruggedised wiring harnesses for the landing gear. This major new programme for Ultra contributed significantly to the order book growth in 2005. At the end of the year, Airbus had orders for 192 aircraft, which is due to enter service in 2009.

Sales of Ultra's HiPPAG missile cooling compressor for the US Navy's F/A-18 E/F Super Hornet aircraft rose in 2005 but the rate of production for the Eurofighter Typhoon aircraft was reduced in order to realign HiPPAG deliveries to the aircraft programme. Following a number of successful trials in the US of Boeing's Small Diameter Bomb system, Ultra was awarded the first low-rate initial production contracts for this munitions ejection variant of HiPPAG. The lead aircraft for this programme is the F-15 Eagle to which the Small Diameter Bomb system will be retrofitted. The development of HiPPAG for its munitions ejection role on the F-35 Joint Strike Fighter aircraft also proceeded satisfactorily.

In the UK, deliveries of cockpit controls, indicators and landing gear control equipment for the first tranche of the Eurofighter Typhoon continued on schedule during 2005 and additional orders for this equipment were secured for the second tranche of 236 aircraft, for which the delivery period extends out to 2012.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.

>500

Air Defense Systems Integrator
Ultra has over 500 ADSIs in operational use

30%

Battlespace IT
Sales of battlespace IT equipment represented more than 30% of Group revenue for the first time

42%

North America
42% of Ultra's revenue came from the North American market in 2005

ULTRA'S DOMINANCE OF AIRLINE BAGGAGE RECONCILIATION SYSTEMS, TO ENSURE THAT UNACCOMPANIED BAGS ARE NOT INADVERTENTLY LOADED ONTO AIRCRAFT, CONTINUED WITH THE ON-TIME COMMISSIONING OF THE SYSTEM THAT SERVES ALL OF THE INTERNATIONAL AIRPORTS IN NEW ZEALAND.

Production deliveries commenced to BAE Systems of the indirect vision and vetronics systems for the British Army's Engineer Tank System and crew controls equipment for the Terrier combat engineering vehicle, making a significant contribution to the division's growth. A future priority for the UK's armed forces will be the enhancement of military capability through technology insertion to existing platforms as outlined in the MoD's recent Defence Industrial Strategy. In anticipation of this, Ultra teamed with CTAI, a joint venture between BAE Systems and GIAT, to position for a competition to upgrade the turret of the British Army's Warrior armoured fighting vehicle.

INFORMATION & POWER SYSTEMS

INFORMATION & POWER SYSTEMS CONSISTS OF SEVEN BUSINESSES THAT SUPPLY INFORMATION MANAGEMENT AND POWER PRODUCTS FOR DEFENCE, COMMERCIAL AND AIRPORT APPLICATIONS WORLDWIDE.

Revenue in the division increased by 3% to £117.3m (2004: £113.7m). Operating profit[1] increased by 20% to £18.1m (2004: £15.0m). The operating margin[1] was 15.4% an increase from 13.2% in the prior year.

Revenue growth in the division was impacted by the decline of the trackside rail power supply activity for the UK's Network Rail that peaked in 2004. However, this reduction was more than compensated for by the growth in battlespace IT equipment and the continued success of Ultra's ADSI data link processor and situational awareness system in the US. Development contracts were secured to adapt the ADSI to be part of a monitoring and control element of tactical data link networks for the US Air Force and to provide a common data link processor for all four services of the US armed forces. These are multi-year programmes at the heart of US battlespace IT capabilities and they contributed considerably to the growth of the division. The continuing peace-keeping operations in Iraq have also driven strong demand for ADSI systems to provide situational awareness and airspace management capabilities vital to the US Army units deployed in the theatre of operations.

Ultra's airport IT systems business achieved an excellent performance which also contributed to the growth of the division. There was increased activity on the IT infrastructure of BAA's new Terminal 5 at London Heathrow airport as the project transitioned from design to implementation. In September, Ultra secured the contract to supply IT integration services to Shanghai Pudong international airport. This built on Ultra's success at Terminal 5 and capitalised on Ultra's market position in China gained through the acquisition of Videcom in 2004. Shanghai will be a world class reference site for Ultra in the rapidly-growing Asia-Pacific airport market.

Ultra's dominance of airline baggage reconciliation systems, to ensure that unaccompanied bags are not inadvertently loaded onto aircraft, continued with the on-time commissioning of the system that serves all of the international airports in New Zealand. Ultra's managed baggage reconciliation services, provided at Heathrow, in Australia and in the US, continued to operate successfully and are providing the expected revenue growth and return on investment.

The highest priority planned procurement programme for the British Army is the Future Rapid Effects System (FRES) comprising a family of medium-weight armoured vehicles to cover a wide range of combat and support roles. FRES will incorporate a significant amount of battlespace IT so that it is able to connect to and cooperate with other military systems. By teaming with Lockheed Martin, one of the two competing lead contractors, Ultra has secured a sub-contract relating to the electronic architecture technology demonstrator programme. This work will define and prototype the team's proposed battlespace IT infrastructure for FRES. It is strategically important early positioning for the eventual development and production phases. The in-service date for FRES is expected to be early in the next decade with production continuing into the late 2020s.

Development activity for the replacement control system for the nuclear reactors powering the Royal Navy's submarines progressed satisfactorily to plan and the complex central control consoles for the Astute submarine were also delivered. A contract was secured to upgrade and support the equipment that enables the control and firing of weapons from the torpedo tubes of the Royal Navy's Trafalgar and Vanguard Class submarines. The installation of this equipment, which was originally developed for the Astute Class submarine, will achieve a common fit across the fleet and much reduced through-life support costs for the UK MoD.

TACTICAL & SONAR SYSTEMS

TACTICAL & SONAR SYSTEMS, WITH THE ADDITION OF AUDIOPACK AND THE INTEGRATION OF HORIZON INTO FLIGHTLINE SYSTEMS, COMPRISES EIGHT BUSINESSES IN THE UK AND NORTH AMERICA THAT SUPPLY COMMUNICATIONS AND UNDERWATER EQUIPMENT TO HOMELAND SECURITY AND MILITARY USERS WORLDWIDE.

Revenue in the division increased to £140.7m from £120.4m in 2004, a rise of 17% of which 7% was organic. Operating profit[1] increased 28% to £17.1m (2004: £13.4m) giving an operating margin[1] of 12.2%, an increase from 11.1% in the prior year.

The new variant of the US Navy's passive sonobuoy was successfully introduced in the second half of 2005, providing improved performance at reduced cost. Overall, however, the level of sonobuoy sales was broadly unchanged for the third year in a row. In both the US and UK, funded development proceeded on the next generation of sonobuoy systems that will improve the ability to detect small, extremely quiet, diesel-electric submarines able to operate in shallow, coastal waters. Ultra's dominance of the sonobuoy export market continued with sales to France, Australia, Canada, Taiwan and Korea.

A KEY FEATURE OF ULTRA'S STRONG NORTH AMERICAN RESULTS WAS AN EXCELLENT PERFORMANCE BY ADVANCED TACTICAL SYSTEMS, WHERE SHIPMENTS OF ADSI SYSTEMS TO THE US ARMED FORCES REACHED RECORD LEVELS.

Sales by sector


Sonar **26%** (2004: 24%)
Civil equipment **13%** (2004: 15%)
Civil aircraft equipment **9%** (2004: 8%)
Defence equipment **12%** (2004: 13%)
Military aircraft equipment **10%** (2004: 11%)
Battlespace IT **30%** (2004: 29%)

Sales by destination


North America **42%** (2004: 35%)
Europe **11%** (2004: 11%)
UK **39%** (2004: 42%)
RoW **8%** (2004: 12%)

Significant orders for Ultra's specialist sonobuoy telemetry receivers were won during the year, securing long-term positions on a number of new anti-submarine warfare aircraft programmes. For fixed wing aircraft these included the Boeing P-8A aircraft being developed to replace the US Navy's ageing P-3 Orions, which has a potential for up to 150 aircraft, and the Turkish Navy's ATR-72 ASW programme. In addition, the latest helicopter versions of Ultra's sonobuoy receiver were selected for the Cyclone maritime helicopter programme in Canada and the MH-60R Seahawk in the US.

Sales in the division were boosted by the on-time delivery of a further six ship-sets of the Group's Surface Ship Torpedo Defence system to the Royal Navy, with three of these systems installed on ships and at sea by the year-end. In the US, the torpedo defence technology demonstrator programme secured in 2004 made excellent progress and successful trials have now been conducted against real weapons. The Group also benefited from increased sales of submarine-launched torpedo countermeasures, both for the US Navy and international customers. During the year, development of the bow sonar for the Royal Navy's Type 45 destroyer made satisfactory progress and the first system was nearing completion by the year-end.

The Group was awarded a contract for the Royal Navy's mine disposal programme, teamed with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply and then support from within the UK.

Sales of battlespace IT equipment once again contributed to the growth of this division, with particular success achieved in international markets. Ultra made further deliveries of high capacity radios to the US Army's communications infrastructure programme and for its Patriot missile defence system. A new jam-resistant radio with improved data transmission capacity was developed for the South Korean armed forces and initial production deliveries were made in the second half of the year. Radios were supplied to the Canadian armed forces for use during their deployment in Afghanistan for peace-keeping duties.

Following several years of investment and market positioning, during which Ultra designed what is planned to be the NATO standard for radio control links for unmanned air vehicles (UAVs), Ultra won a contract to supply such equipment for the British Army's Watchkeeper UAV programme. This is another new niche for Ultra which, with its associated encryption equipment, is anticipated to contribute to the growth of the Group.

SECTORAL ANALYSIS OF ULTRA'S RESULTS

Market sector analysis

The Group has seen its battlespace IT activities grow in importance during the past few years and sales of this equipment represented more than 30% of total revenue for the first time. While the products of both Audiopack and DNE are in this sector, strong growth in sales of ADSI systems to the US armed forces was the main reason for this excellent performance. Ultra's dependence upon its sonobuoy products continues to decline and it was encouraging to see new product niches driving a strong increase in sales of sonar equipment, up by 17% in the year. Notable growth was achieved by Sonar & Communication Systems, where shipments of surface ship torpedo defence systems ramped up during the year. In addition Ocean Systems received more funding under its torpedo defence demonstrator contract with the US Navy. While the value of sales of equipment for military aircraft increased slightly, it reduced in 2005 from 11% to 10% of Group revenue. Lower shipments of equipment for the Eurofighter Typhoon programme, in response to the customer's demands, inhibited the growth in this sector. Ultra's focus on the defence sector strengthened during the year, driven by the acquisitions, and this area represented 78% of the Group's activities, 2% higher than in 2004. Sales to civil markets accounted for the 22% balance of Ultra's business (2004: 23%). Here the main feature was strong demand for civil aircraft equipment, both for Airbus new build and also in the after-market. Sales in this area increased by 16% in absolute terms and were 9% of total revenue, up by 1% from 2004. Other civil sales declined from a 15% to a 13% share, with the reduced demand for transit power equipment being the key reason.

Geographic analysis

Ultra continues to increase its presence in North America and 2005 was the first year for which this market was the Group's most significant, accounting for 42% of total revenue (2004: 35%). This change was caused partly by acquisitions, with DNE contributing for the entire year and the additional benefit of two further US acquisitions during the year, Horizon Aerospace and Audiopack. However the key feature of Ultra's strong North American results was record sales of ADSI systems. The significance of the UK market for Ultra declined in the year and domestic sales represented 39% of Group revenue in the year, down from 42% in 2004. Lower sales of railway transit power equipment was the main reason, although it was encouraging to see above-average growth coming from Electrics, driven by strong sales of equipment for armoured fighting vehicles, and Airport Systems, where activity increased at London Heathrow's new Terminal 5. Ultra's largest business, Sonar & Communication Systems also reported sales growth of more than 10%. Exports to continental Europe accounted for 11% of Group revenue, in line with the previous year. The most marked reduction was seen in sales to the rest of the world, which declined from 12% to 8% of revenue. This was due mainly to lower sales of sonobuoys and torpedo countermeasures to Australia, where two large orders were fulfilled during 2004, and to the timing of shipments of military radios to South Korea.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.

>100

The US Navy has committed to procuring more than 100 new Anti-Submarine Warfare aircraft, each of which will be fitted with Ultra equipment

ONE OF ULTRA'S STRENGTHS IS THE GROUP'S POSITION ON MANY MAJOR INTERNATIONAL PROGRAMMES AND PLATFORMS. AS A RESULT OF THIS BROAD SPREAD OF ACTIVITY, NO SINGLE PROGRAMME GENERATES MORE THAN 5% OF ULTRA'S REVENUE IN ANY SINGLE YEAR, UNDERPINNING THE RESILIENCE OF THE GROUP'S PERFORMANCE.

ULTRA'S FUTURE OUTLOOK

Market trends

Whilst budgets have risen over recent years in Ultra's main defence markets, in both the US and UK the continuing costs of peace-keeping operations is putting strain on these defence budgets. The recently published US Department of Defense Quadrennial Defense Review generally maintained support for the current US defence equipment programmes. However the affordability of the implied procurement plans was not addressed by the review. As a consequence it is possible that some US equipment programmes will be deferred, curtailed or cut altogether at some future date. In the UK, the Defence Industrial Strategy, published in December 2005, also indicated the degree of strain in the present budgets.

One of Ultra's strengths, however, is the Group's position on many major international programmes and platforms. As a result of this broad spread of activity, no single programme generates more than 5% of Ultra's revenue in any single year underpinning the resilience of the Group's performance. It is considered unlikely that sufficient programmes would be cut severely or curtailed simultaneously to cause a major reduction in Ultra's level of business.

Within the US and UK defence budgets, expenditure continues to be focused on improving the use of intelligence, on enhancing the ability rapidly to deploy forces and in providing increased protection for personnel. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

There is some evidence that the decline in one of Ultra's traditional market sectors, that of Anti-Submarine Warfare (ASW), has bottomed out. The US has committed to buying over 100 P-8A ASW fixed wing aircraft and is also procuring over 240 ASW helicopters. The Canadian government is procuring 28 ASW helicopters. In Europe, the NH-90 ASW helicopter will shortly enter service as will the long-delayed Nimrod MRA4 aircraft. In the short-term, Ultra is supplying equipment for each of these programmes. In the longer-term, the entry into service of these platforms might be expected to increase the annual consumption and therefore demand for sonobuoys, the acoustic sensors that are used to detect submarines and for which Ultra is the world-leading supplier.

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems. This is a market sector in which Ultra provides innovative and cost-effective solutions.

Worldwide, there is a move to increase the unmanned element of fighting forces. By so doing the cost per platform is reduced, as is the risk to personnel from enemy action. For Ultra, this will reduce demand for specialist Human-Machine Interface (HMI) equipment used in cockpits, for example. Anticipating this, Ultra has positioned its HMI equipment for use on the base stations that are used to control the unmanned vehicles.

Ultra's customers aspire to stable or reducing prices for the goods and services that they procure. This inevitably leads to cost pressures to which the Group must respond. Ultra has a long track record of product innovation to reduce costs whilst delivering improved performance and achieving operational efficiencies by working more intelligently. More recently Ultra has made significant progress in sourcing production in low cost economies where this is appropriate, given the nature of the products that the Group provides. The anticipated cost reductions have been achieved, thereby helping to protect and improve the Group's operating margins.

30

International success
Ultra sells its products and services in more than 30 countries worldwide

15%

Increased dividend
The Directors are recommending a total dividend increase of 15% to 15.9p

62%

High visibility of earnings
Ultra started 2006 with firm order cover for 62% of projected revenue

Management of risks and uncertainties

ULTRA'S CONFIDENCE IN ITS ABILITY TO CONTINUE TO DELIVER GROWTH IS UNDERPINNED BY A NUMBER OF KEY FACTORS. THE GROUP HAS A TRACK RECORD OF YEAR-ON-YEAR SUCCESS DESPITE SIGNIFICANT VOLATILITY IN FOREIGN EXCHANGE RATES AND WHILST EXPERIENCING FULL MARKET CYCLES IN BOTH THE CIVIL AEROSPACE AND DEFENCE SECTORS. THESE RISKS WILL CONTINUE TO BE MITIGATED THROUGH ROBUST BUSINESS STRATEGIES. FURTHER, ULTRA HAS ACCESS TO ADEQUATE FINANCIAL AND HUMAN RESOURCES TO IMPLEMENT ITS STRATEGY FOR THE FORESEEABLE FUTURE.

Approximately 80% of Ultra's revenue is from the defence sector. A risk would therefore be a significant worldwide reduction in defence expenditure. The overall size of the defence budgets relative to Ultra's annual revenue provides sufficient headroom for the Group's growth to continue. Ultra's constant focus has been on ensuring that its businesses operate in a large number of growing niche markets where the Group can create and maintain sustainable competitive advantage. This specialisation and diversity give some protection from budget variations and so provide robustness to Ultra's performance.

Ultra's financial performance has not been significantly affected by the current allied operations in Afghanistan and Iraq. It is possible that these operations might be scaled back in the next few years. Since Ultra did not benefit materially from the start of these operations, it is anticipated that a withdrawal would not harm the Group's trading position. Indeed, it might well be an overall benefit to the Group as it may alleviate some of the current pressures on defence budgets.

The international spread of Ultra's activities provides resilience to its performance. The Group now sells its products and services in over 30 countries worldwide and this has broadened the customer base. Ultra also has a transatlantic capability, with 10 of its 20 businesses located in North America. As such, it operates as a domestic agent in both markets and can exploit its innovative solutions on both sides of the Atlantic.

Ultra is represented on a significant range of major international programmes and platforms. As a result, no single programme represents more than 5% of Ultra's revenue in any single year. The cancellation or curtailment of any single programme is unlikely therefore to have a material adverse impact on the Group.

Ultra supplies to all elements of the armed forces, i.e. the army, navy, air force and marines, together with first responders such as medical staff and firefighters. This customer spread provides an element of risk mitigation. In addition, Ultra operates in a number of different and distinct market sectors, including battlespace IT, sonar and equipment for military air, land and sea platforms. Again, this mitigates the risk of decline in any one market sector materially affecting Ultra's overall performance.

Ultra has significant business in the civil sector and this provides useful diversification, often providing an alternative market in which to exploit complementary skills and technologies. Within the civil market, Ultra operates in the aerospace, transport and commercial security sectors. This spread gives further resilience to Ultra's performance.

The Group's largest exposure to the adverse effects of exchange rate volatility is to the UK£:US$ impact. Whilst Ultra has a natural hedge from its geographic split of businesses, the Group has also responded by sourcing a higher proportion of the cost of dollar-denominated products in dollar zones. This is in addition to the Group's usual currency hedging arrangements described later.

The industries in which the Group operates continue to experience restructuring, which sometimes results in Ultra's customers themselves becoming more vertically integrated. This may increase the incidence of the Group's customers having capabilities that overlap with Ultra's. The threat that this otherwise might pose is offset by Ultra's strategy of operating in specific market niches where it has some sustainable differentiation.

Outlook for Ultra

The record order book of £501m represents a significant increase in the year and provides Ultra with its customary level of visibility of earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Importantly, the Group started 2006 with firm order cover for 62% of projected revenue, a similar level of visibility to previous years.

In Ultra's main defence markets worldwide, budgets continue to rise and the recent emphasis on security and surveillance activities continues. The continuing buoyancy of the civil aerospace market not only drives increasing levels of production equipment but also benefits important aftermarket spares and repairs revenues. The strong growth in air passenger travel will drive demand for new infrastructure including airport IT.

Ultra enters 2006 with a strong balance sheet and the headroom, not only to make further acquisitions that will enhance and complement the Group's range of niche activities, but also to continue to invest in new product development to meet market demands. Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.

114%

Five year cash conversion[4]
The Group has achieved an average operating cash conversion of 114% over the last five years

£38.1m

Free cash flow
Ultra generated £38.1m of free cash in 2005

THE DIRECTORS ARE PROPOSING A FINAL DIVIDEND OF 10.7P, BRINGING THE TOTAL DIVIDEND TO 15.9P (2004: 13.8P), AN INCREASE OF 15%. DIVIDEND COVER WILL THEREFORE BE MAINTAINED AT ABOUT THREE TIMES.

FINANCIAL POSITION

Operating cash flow[3]
Ultra maintained its record of strong cash generation during the year, with operating cash flow, after capital expenditure and LTIP share purchases, of £53.8m (2004: £46.9m), equivalent to an operating profit[1] to cash conversion ratio of 105%. Ultra continues to focus upon maintaining working capital at a low level without jeopardising the viability of the business. At the end of 2005, Ultra had net current liabilities, excluding cash and bank borrowings, of £18.8m (2004: £10.4m). The main driver for this position was an increase of £7.1m in payables, excluding the effect of acquisitions. Creditor days outstanding at year-end were 51, a similar level to 2004. Inventories rose by £1.6m and receivables by £1.3m, reflecting the overall growth in revenue. There was a £7.3m net cash investment in property, plant and equipment during the year compared to a depreciation charge of £6.1m. Within this total the only significant capital investment was in New Zealand. Here new baggage reconciliation systems have been installed at the country's six international airports, with expenditure during the year of £1.6m. In addition £0.6m was spent on buying Ultra shares for the Long-Term Incentive Plan. This was lower than the previous year's £1.1m because shares not awarded during 2004 were used during 2005.

Acquisitions and intangible assets
Ultra made two acquisitions during the year. Horizon Aerospace was acquired in March for a total cost including expenses of £2.4m, of which £1.3m has been treated as goodwill. Audiopack Technologies Inc was acquired in July through a share purchase transaction for £33.9m, including expenses. Of the total consideration £4.1m has been treated as goodwill and a further £27.7m as intangible assets. In both cases the goodwill has been capitalised and, under International Financial Reporting Standards, will remain on the balance sheet at the acquired value, assuming no future impairment charge. Intangible assets of Audiopack will be amortised over a ten-year period. Following a review during the year of the fair value of assets acquired with Videcom International Ltd in July 2004, a reduction of £0.2m was made to the goodwill associated with that business. Capitalised investments of £2.9m were made in new product development and other intangible assets with long-term commercial value during the year.

Interest and profit before taxation
Financing costs, excluding losses on financial instruments, grew by £0.9m to £4.3m for the year. One reason was a £0.5m rise in interest charges resulting from an increase in bank borrowings to fund acquisitions. This increase was partly offset by a reduction in the effective cost of debt following the maturity in April 2005 of the fixed interest rate hedging contract to which Ultra committed in 2000. Interest costs on bank debts, including amortised fees, amounted to £3.3m overall, compared to £2.8m in 2004. The 2005 cost was covered 18.6 times by operating profit[1]. In addition, financing costs included a notional charge of £0.9m (2004: £0.5m) representing the amortisation of the UK defined benefit pension fund deficit.

The growth in financing costs meant that the headline profit before tax[2] improved by 18% to £47.4m (2004: £40.1m). Amortisation of intangibles arising on acquisition amounted to £3.3m in the year. A loss of £3.4m was reported on financial instruments and this was caused by a 12% strengthening in the US dollar against sterling during the year. The Group's UK and Canadian businesses hedge forward their US dollar denominated sales revenues, typically over an eighteen-month period, and the stronger dollar had the effect of reducing the nominal value of these financial instruments at the year-end closing exchange rates. It should be emphasised that this notional reported "loss" will never be realised; it is simply a timing effect. The real worth of the hedging contracts to the Group is to fix the value in local currency of foreign currency sales receipts in the future, thus reducing the uncertainty that would otherwise exist as to their realisable value. Under the transitional arrangements for the implementation of International Financial Reporting Standards this item was not separately reported in the previous year. Statutory profit before tax was £40.7m (2004: £40.1m).

Earnings per share[2] and dividends
The effective Group tax rate rose slightly to 27.7% (2004: 27.2%) due to a higher proportion of Ultra's profits being generated in the US, where marginal tax rates are higher. Earnings per share[2], rose by 16% to 50.7p (2004: 43.7p). The Directors are proposing a final dividend of 10.7p, bringing the total dividend to 15.9p (2004: 13.8p), an increase of 15%. This continues to reflect the Group's policy of maintaining a dividend that is covered about three times by earnings per share[2].

Financing
Ultra generated £38.1m of free cash flow before dividends and acquisitions during 2005 (2004: £36.0m). After dividend payments of £9.6m, this left £28.5m available to help fund the acquisition expenditure of £36.6m. The balance came from the Group's banking facilities and, as a result of this and certain currency effects, net debt[5] increased by £10.2m during the year to close at £34.3m (2004: £24.1m). The balance sheet remains very strong and Ultra has substantial headroom on its banking facilities to make further acquisitions.

Ultra's existing operations and new acquisitions are funded by a combination of retained cash and medium-term bank borrowings. During November 2005 the Group renewed the banking facility that is provided by a small syndicate led by The Royal Bank of Scotland. The new facility, which provides up to £120m of revolving credit over a five-year period, is denominated in sterling, US dollars and Canadian dollars

£120m

Funding
Ultra's new banking facility provides up to £120m of revolving credit

+16%

Earnings per share[2]
Ultra's earnings per share[2] increased by 16% to 50.7p

ULTRA MAINTAINED ITS RECORD OF STRONG CASH GENERATION DURING THE YEAR, WITH OPERATING CASH FLOW, AFTER CAPITAL EXPENDITURE AND LTIP SHARE PURCHASES, OF £53.8M (2004: £46.9M).

and is used for balance sheet and operational needs. Both the sterling and US dollar elements fund day-to-day working capital requirements and the US and Canadian dollar borrowings also represent natural hedges against assets denominated in those currencies. A further overdraft of £10m is also available for funding short-term working capital requirements.

Financial risk management

Interest rates

An interest rate hedge, denominated in sterling, which had been in place for five years, matured during 2005. A significant portion of the Group's current borrowings has been incurred to fund recent acquisitions in North America and is therefore denominated in US and Canadian dollars. With the objective of reducing the risk that is associated with debt at floating interest rates, new three-year interest rate hedging contracts were entered into in December. These cover $40m of US dollar borrowings, reducing to $20m over two years, and $30m of Canadian dollar debt. These amounts compare to gross debts of US $58.5m and Canadian $42.4m that were in place at the end of 2005. The remaining £36.4m of gross debt was at floating interest rates. The effective overall annual interest rate for the total gross debt of £74.7m at year-end was 4.8%.

Foreign currency

Ultra's reported financial results are influenced by movements in exchange rates and the overall impact is a combination of currency translation and currency transaction effects. The biggest sensitivities are to the US and Canadian dollars.

The average dollar exchange rates used in the year to translate the sales and operating profits of Ultra's US and Canadian subsidiaries into sterling strengthened by 3% and 9% respectively compared to 2004. For the Group as a whole, currency translation effects increased sales by £5.7m or 2% and operating profit[1] by £1.0m or 2%.

Some of Ultra's businesses in the UK and Canada also make sales in foreign currencies, mainly US dollars. When the US dollar weakens against local currencies this means that operating profit[1] is subject to a negative currency transaction effect. This is partly relieved by sourcing materials in US dollars, thus reducing the overall net exposure to currency fluctuations. The Group policy is to hedge the net exposure on orders in hand using forward foreign exchange contracts, typically extending 18 to 24 months. Exposure to other currencies is hedged as it arises on specific contracts. Based upon the combined net exposure of about US $80m last year, operating profit[1] in 2005 would have been £5.2m or 10% higher had the overall hedged rate remained unchanged from the previous year. Ultra's effective US$:UK£ rate for 2006, based upon the forward contracts currently in place, is expected to be approximately $1.77, compared to $1.73 in 2005.

Pensions

Ultra offers company-funded retirement benefits to all its employees. In the UK most staff still participate in the Ultra Electronics Limited defined benefit scheme, which was closed to new entrants in 2003. There was a net IAS 19 deficit after tax of £31.3m on the scheme at the end of 2005, compared to £27.1m in 2004. Although the value of the scheme assets increased by £22.4m during the year, this was less than the increase of £28.4m in the liabilities. The main reason for this growth was a lower discount rate for future liabilities, due to the current low yield on gilts. Its investment strategy is focused upon equities, which represent 87% of the scheme assets. This reflects the fact that the scheme is relatively immature, with just 17% of the members already retired, and remains strongly cash positive.

The scheme has a statement of investment principles. This includes a statement on socially responsible investment which is delegated to the investment managers.

Pension management and governance is undertaken by pension trustees on behalf of the members. The pension trustees include company-nominated and employee-elected representatives. Ultra supports the trustees in a number of ways including training to the "Trustee Certificate of Essential Pensions Knowledge" standard which is independently assessed by the Pensions Management Institute.

Employees at Tactical Communication Systems in Canada also participate in a defined benefit scheme. There was an IAS 19 deficit of £1.3m on this scheme at the end of 2005 compared to £1.0m in 2004. This will be eliminated over the following ten years by increasing company contributions by an amount that has been agreed with the scheme actuaries and the Canadian regulatory agencies.

All staff that have joined Ultra in the UK since the defined benefit scheme was closed in 2003 have been invited to become members of the Ultra Electronics Group Personal Pension Plan. Under the terms of this defined contribution scheme, company contributions are supplemented by contributions from the employees.

In the US, Ultra offers a defined contribution 401(k) retirement benefit plan to full-time employees. Under this plan, Ultra provides participating and contributing employees with matching contributions, subject to plan and US Internal Revenue Service rules. DNE transferred its assets into the Ultra plan in 2005. Audiopack, which became part of Ultra during 2005, will also consolidate its current plan into the Ultra scheme during 2006. Wells Fargo provides administration and is also a directed trustee of the plan.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases. [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition. [5]bank overdrafts and loans less cash and cash equivalents.



high-capacity
radio systems



Ultra's ADSI systems
drive the displays at air
operations centres

battlespace IT for **military advantage**

30%

Battlespace IT equipment
Sales of battlespace IT equipment and systems accounted for over 30% of Ultra's 2005 revenue





...ADSI systems
...ovide a deployable air
...efence capability



Ultra is providing the secure data links for the UK Watchkeeper UAV programme



The Polish Navy is achieving NATO compatibility by using Ultra equipment

...LTRA IS DEVELOPING EQUIPMENT TO MANAGE REAL-TIME ...FORMATION FLOWS EFFECTIVELY AND TO DELIVER MILITARY ...DVANTAGE THROUGH HAVING INFORMATION SUPERIORITY.

...nflicts, the side that manages real-time ...attlespace intelligence most effectively to ...chieve information superiority has a decisive ...dge. Ultra is constantly investing in the ...evelopment of new battlespace IT products ...at will help deliver that military advantage. ...ra's Air Defense Systems Integrator (ADSI) ...roduct provides a world-leading capability ...r processing information from tactical data ...nks, intelligence feeds and radar data in ...any different formats. This information is ...anslated into an unambiguous, coherent ...cture of the tactical situation that is used by ...e combatants around the battlespace. The ...test version of ADSI contains significant ...dditional features and functionality. Many ...xisting users – and Ultra has over 500 ADSIs ...operational use – have opted to upgrade ...o the new version. The flexibility of the ADSI ...roduct helped position Ultra to be Northrop ...rumman's partner in the development of ...wo new integrated battlespace IT solutions. ...ltra's work on these programmes will ...ontinue for some time to come. The US ...rmy is also procuring ADSIs to be the heart ...f new deployable airspace management cells for air defence. The compact nature of ADSI helps fit the complete capability into wheeled armoured vehicles, thereby maximising mobility.

A key element of military tactical communication systems is the wide area network for voice and data transmission between various command levels in land forces. Ultra's advanced microwave trunk radios serve as the backbone of modern tactical line-of-sight networks. They provide high-capacity telecommunication services to interlink battlefield command posts and combat forces. These networks must be able to handle ever-increasing volumes of information, including voice, data, email and real-time video transmissions. Ultra is upgrading the high capacity radio systems for both the US Patriot air-defence missile systems and those used for the US Army's battlefield backbone communications infrastructure. In a parallel move, Ultra has also developed a higher-capacity version of the secure, frequency-hopping radio used by the army of South Korea.

To be tactically useful, communications must be secure. Ultra has a world-leading cryptographic capability and has achieved export sales of such equipment to the US, Canada, Sweden and Germany. Secure data links are also vital in controlling unmanned aerial vehicles and for transferring time-critical information to ground stations. Ultra is developing this equipment for the UK Watchkeeper programme.

Data must be shared across multiple battlespace IT networks, including legacy systems. Ultra provides voice and data multiplexers, multi-service access concentrators and communication switches, and protocol converters used by all branches of the US armed forces. Ultra has recently demonstrated the ability to provide bandwidth efficient communications within an Internet Protocol network while maintaining the high quality of service demanded by military commanders.



...ltra is upgrading the
...gh capacity radios for
...e Patriot air defence
...issile system



Solving IP convergence congestion

...ltra provides key elements of modern military
...mmunication networks



Ultra is equipping modern command and control centres



Ultra provides advanced communication equipment for firefighters and other first responders



Six

Torpedo defence systems
In 2005, Ultra sold six torpedo defence systems to the Royal Navy and three were at sea by the year-end

Twenty

Long-term support
Ultra's new weapons interfacing electronics for the Royal Navy will be supported for 20 years


Ultra supplied new power equipment for the US Navy's submarine Dolphin


Modern battlespace IT equipment must survive in harsh environments


Ultra has developed weapon interfacing equipment for the new Astute submarines

expertise in depth

Digitisation of the battlespace is a dominant theme in defence expenditure. Modern command and control systems must meet the need for interoperability, not only with other services but also with allies and coalition partners. Modern designs must also provide integrated solutions – the link between the command and the weapons' fire control functions must be seamless. Ultra's high-integrity, low-latency naval data distribution systems help make this so. Integrated combat systems must be highly cost effective if they are to penetrate the growing market for minor warships and offshore patrol vessels that are required by the world's navies. Ultra has demonstrated its ability to provide very competitive combat systems for this market sector. These integrate radar and electro-optic surveillance, command and control and weapon fire control functions together with navigation, communication and platform management in one cohesive, modular design of integrated bridge. Much use is made of commercial computing equipment and the system design contains industry-standard interfaces to ensure that the system can easily be upgraded and maintained for the life of the platform.

Ultra has won a contract to supply and support new weapon interfacing electronics for the Royal Navy's existing submarines. This system, originally developed for the new Astute class submarines, manages the weapons – the Spearfish heavyweight torpedo and the Tomahawk land attack cruise missile – while they are still in the submarine launch tubes, providing power and monitoring their condition. The equipment manages the upload of target data prior to weapon launch and controls and monitors the launch sequence. The Ultra solution will maximise the commonality of equipment across all Royal Navy submarines. It uses off-the-shelf technology to facilitate the management of obsolescence issues for the next 20 years.

With the acquisition of Audiopack in July 2005, Ultra provides a broad range of rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments. This equipment is used in the military and homeland security sectors and by 'first responders' such as the fire, medical and police services. Reliable communications between team members is vital when operating in dangerous environments. The Ultra equipment can also provide the user with visual information about the condition of the breathing apparatus, including the amount of air left in the tanks, to maximise the safety of operations. Synergistically, Ultra can also offer solutions to provide enhanced command and control information, including the location of users at an incident, using proven technology already developed within the Group.

ULTRA IS SUPPLYING AND SUPPORTING THE EQUIPMENT THAT CONTROLS THE WEAPONS LAUNCH FROM ALL OF THE ROYAL NAVY'S SUBMARINES, INCLUDING THE NEW ASTUTE CLASS.

Ultra is providing power and control equipment for all of the Royal Navy's submarines



Ultra supplies advanced electronic control systems for armoured vehicles



Ultra is providing the indirect vision system and the vetronics system for the Engineer Tank System

battlespace IT in armoured vehicles

The British Army's highest priority planned procurement programme is the Future Rapid Effects System ("FRES") family of armoured vehicles. FRES will provide the UK land forces with the capability to conduct rapid intervention, war fighting and a diverse range of other roles. It will comprise a range of network-enabled, medium-weight armoured vehicles designed for rapid deployment by air worldwide. Ultra is part of the team led by Lockheed Martin UK which is one of two teams selected to undertake work on the initial design, assessment and integration of a potential electronic architecture for the vehicles. *Ultra positioned itself for selection* to the team by successfully demonstrating an ability to provide significant sub-systems for modern armoured vehicles.

For the British Army's Engineer Tank System programme, Ultra has developed two major sub-systems: the indirect vision system and the vetronics system. These are to be fitted to the 33 Trojan obstacle-clearing vehicles and the 33 Titan bridge-layers being supplied by BAE Systems. The vision system comprises cameras, video management electronics and displays and provides situational awareness to all crew members when operating under armour. The vetronics system provides smart management of electrical power usage and constant power health monitoring. Ultra also provides a range of cameras and crew controls for the British Army's Terrier armoured vehicles. In modern conflicts, the crews must be provided with sufficient all round vision to allow the vehicle to complete its full range of tasks while the hatches are closed to give protection against enemy action. Ultra's success in developing these systems has positioned it to supply similar *sub-systems for the potential upgrade of the* British Army Warrior armoured vehicle. The UK MoD is planning to extend the life and upgrade the capability of up to 450 Warriors including a new turret to enhance lethality. In preparation for the turret competition, Ultra has teamed with CTAI, a joint venture between BAE Systems and GIAT, the French manufacturer of armoured vehicles. CTAI has developed an innovative gun and associated ammunition and Ultra is supplying a number of different crew controls and electronic units as part of the overall system.

In addition to making a significant contribution to the operational capability of new armoured vehicles, Ultra is also innovating to improve the availability of the current fleet of vehicles. Ultra has demonstrated its ability not only to collect health and usage data from vehicles but also to turn this into useful fleet management information and to present it to the appropriate decision makers. This includes the use of Ultra's 'Syntaxis' collaborative working environment to provide secure data exchange and transmission and also to host third party software tools used for data *analysis and decision-making.*

FRES

Ultra is undertaking the initial design and integration of a potential electronic architecture for the advanced FRES network-enabled armoured vehicles



33 Trojan obstacle-clearing vehicles are being supplied to the British Army by BAE Systems



Ultra is developing vision equipment and crew controls for Terrier



Armoured vehicle electronics must survive in harsh environments



The British Army's Warrior vehicles will require upgraded electronics

78%

Strong defence
The defence sector is responsible for 78% of the Group's revenue

ULTRA HAS DEVELOPED TWO MAJOR BATTLESPACE IT SUB-SYSTEMS FOR THE BRITISH ARMY'S NEW ENGINEER TANK SYSTEM VEHICLES.





elopment of the
sonar for the
45 destroyer made
progress

ULTRA LEADS INTERNATIONAL TEAMS PROVIDING THE ROYAL NAVY WITH LOW-RISK UNDERWATER BATTLESPACE DEFENCE CAPABILITIES. NEW SYSTEMS ARE AT SEA WITH THE ROYAL NAVY.



Ultra won its UK mine disposal system contract after an extensive set of competitive trials

17%

Increasing sales
Ultra's sales of sonar equipment rose by 17% in 2005, driven by successes in new product niches









...a supplied six torpedo ...fence systems to the ...yal Navy in 2005

Ultra specialises in underwater battlespace equipment

Ultra is developing a stealthy communication system for submarines

defending the fleet

...a has a particular expertise in teaming ...th partners to provide its customers with ...e 'best of breed' solutions for their ...quirements at low risk. Typically, this ...aming is with international partners and ...a will manage the transfer of technology ...o the customer's country to provide and ...upport a sovereign operational capability for ...at nation. In 2005, Ultra was awarded a ...ntract to supply the Royal Navy with an ...dvanced capability for the destruction of ...a mines using a UK variant of the proven ...AFOX system designed by Atlas Elektronik ...Germany. The system comprises ...pendable, remotely-operated underwater ...hicles with on-board guidance and ...vigation equipment. This links to the ...ntrol station on the host ship and the ...hicle is manoeuvred to the sea mine which is then neutralised using an explosive warhead. Ultra will modify the existing SEAFOX design to meet the UK requirement and will manufacture the systems in the UK and then provide a ten-year support and upgrade capability. Ultra's contract from the MoD was won after an extensive series of competitive trials culminating in live explosive trials against a variety of sea mines.

During 2005 Ultra made excellent progress on its US Navy technology demonstrator contract for an advanced torpedo defence system to protect its surface fleet. Successful trials have now been conducted against real weapons. The development work for the US Navy is able to take full advantage of Ultra's work on the Royal Navy surface ship torpedo defence contract. Ultra has specialist underwater battlespace businesses in both the UK and US and so is able to exploit its innovative technologies in both markets. For the Royal Navy torpedo defence programme, Ultra delivered on time a further six ship-sets of equipment and three systems were on ships and at sea by the end of the year.

During 2005, development of the bow sonar for the Royal Navy's new Type 45 destroyer made satisfactory progress. For this programme, Ultra is teamed with the US sonar and combat system specialist EDO Corporation. By the year-end, the first system was nearing completion.

One of the great advantages of a submarine is its stealth – by staying submerged for extended periods, a submarine can avoid detection and so pose a considerable threat to hostile forces. In order to use a submarine as a tactical asset, however, it must be able to share information about the wider battlespace. A way must therefore be found to allow a submarine to communicate above surface whilst operating freely at depth. Ultra, with its partners Strachan & Henshaw and QinetiQ, is developing a system incorporating a recoverable buoy that provides a satellite communication capability. Ultra, as system integrator, will undertake systems engineering, design and integration. The team will manufacture the equipment, which includes outboard equipment to deploy, retrieve, capture and stow the buoy, together with satellite communications and other antennas. Within the Ultra team each company contributes its specialist skills and experience to optimise the final solution for the customer.



...is developing a stealthy ...ication system for ...marines incorporating a ...overable buoy that provides ...satellite interface capability





Ultra's active noise and vibration control system will be fitted to the A400M aircraft



Each Eurofighter aircraft has many Ultra systems and products fitted

leading edge technology

16%

Buoyant civil aerospace
Ultra's sales of equipment for civil aircraft rose by 16% in 2005

THE DESIGN OF THE WING ICE PROTECTION SYSTEM, FOR WHICH ULTRA IS THE SYSTEM INTEGRATOR, IS CRITICAL TO THE OPTIMISATION OF THE OPERATING EFFICIENCY OF THE BOEING 787 AIRCRAFT.


BOEING
787
DREAMLINER

Ultra is supplying the wing ice protection system and proximity sensor interface electronics for the Boeing 787 aircraft.



Ultra's HIPPAG is fitted to the F-35 JSF aircraft



Ultra quietens Bombardier's Q-series aircraft



Ultra constantly upgrades the electronic systems of the Tornado aircraft

Ultra maintains a constant focus on positioning its innovative solutions on long-term programmes and platforms. In the aerospace sector, typical project lifecycles can exceed fifty years. Ultra has been successful in positioning its unique products, services and systems on a number of key new programmes.

Ultra is developing the wing ice protection system and, with Goodrich of the US, the door and landing gear proximity sensing system for the new Boeing 787 "Dreamliner" aircraft. In 2005, these programmes made good progress. Ultra is the system integrator for the wing ice protection system which provides electro-thermal heating to the leading edge slats of the 787 wing. The design of the system is critical to the optimisation of the operating efficiency of the aircraft as it avoids the use of bleed air from the engines, which adversely impacts fuel efficiency. The 787 aircraft is scheduled to enter service in 2008.

An important achievement in 2005 was Ultra's selection to supply its active noise cancellation system for the main cargo bay of the new Airbus A400M turboprop military transport aircraft. Ultra's innovative system will substantially reduce noise inside the aircraft and will protect troops from the noise of the powerful propellers. The system is based on active noise cancellation technology which Ultra has developed over more than 20 years and which is in operational service on more than 800 turboprop aircraft.

Ultra is also supplying the landing gear control system proximity sensors, harnesses and associated interface electronics for the A400M aircraft. These components are used mainly in the landing gear extension and retraction system to sense the position of the landing gear and landing gear doors. Ultra is partnered with Goodrich for the supply of this equipment. Airbus has an order book of 192 A400M aircraft with first deliveries planned for 2009.

Ultra is providing its innovative and highly reliable HiPPAG airborne compressor for the US Small Diameter Bomb (SDB) programme in the US. The SDB system, for which the prime contractor is Boeing, is the latest low cost precision-strike weapon for deployment on fighters, bombers and unmanned combat air vehicles, for which it is estimated that the USAF will procure at least 2,000 carriages. HiPPAG provides the pneumatic energy source which enables the controlled ejection of the smart, individually targeted bombs, four of which are suspended from each carriage.

Successful firing trials have demonstrated the exceptional precision of the SDB system. A bomb flew more than 55 miles from an altitude of 30,000 feet, hitting within 34 inches of its planned impact point. SDB is initially to be deployed on USAF F-15E aircraft in 2006. To support this, Ultra was awarded in 2005 a contract to cover the Low Rate Initial Production (LRIP) phase of the programme.


BOEING



Ultra's integrated IT solutions support busy airports worldwide



Ultra provides baggage management at all of New Zealand's international airports

25 million

Ultra's baggage reconciliation and matching system at London Heathrow airport processed over 25 million bags in 2005

Customers worldwide rely on Ultra's advanced, integrated IT solutions to support the efficient and safe operation of complex modern airports. With rising passenger numbers, many airports are investing in new or upgraded facilities to cater for the increased throughput. In 2005, Ultra's airport IT business continued its recent record of strong growth.

The prestigious new Terminal 5 at London Heathrow airport is taking shape. As IT system integrator for the whole project, Ultra's activity levels are rising as the project transitions from design to implementation. As integrator, Ultra is demonstrating its broad spread of domain knowledge in airport IT systems by integrating the many diverse functions that will contribute to the successful operation of Terminal 5. Ultra's success at Heathrow helped secure the contract to supply IT integration services for the expansion at Shanghai's Pudong International airport. This is a rapidly growing airport – a second terminal is being constructed, a second runway already having been opened in 2005. Shanghai Pudong will act as a world class reference site to support Ultra's continuing penetration of the Asia-Pacific region, the world's fastest growing airport market.

Ultra is the world's leading provider of airline baggage reconciliation systems. These ensure that unaccompanied bags are not inadvertently loaded onto aircraft and also enhance the efficiency of the departure process. The Group has invested in the infrastructure to provide a baggage reconciliation and tracking service to airports, airlines and ground handling agents. Ultra is now providing this service at Heathrow and in New Zealand and the US. These installed systems consistently meet the required availability and reliability levels and process millions of items of baggage each year.

At facilities such as airports, schools and similarly sensitive areas, access control is vital to minimise any risk to security. Ultra's Magicard range of ID card printers is used extensively as part of access control systems. In 2005, the Magicard range of printers was extended to offer additional features while continuing to offer as standard Ultra's unique holographic anti-counterfeiting technology. The new printers allow smaller organisations to afford an access control solution using customised ID badges for all authorised personnel.

ULTRA'S ADVANCED, INTEGRATED IT SOLUTIONS SUPPORT THE EFFICIENT AND SAFE OPERATION OF THE MOST PRESTIGIOUS MODERN AIRPORTS WORLDWIDE.


International Departures 16:02
14:05 Seattle BA049
14:05 Basle AA6710
14:05 Hamburg AA6611 Go to Departures
14:05 Copenhagen BD3704
14:05 Los Angeles LH9374
via San Francisco
14:10 Rome AA6455 Go to Departures
14:15 Chicago AY5781
14:15 Accra AA6415
14:15 Shanghai BA169
14:15 Copenhagen AA6547
14:15 Stuttgart BA920 Go to Departures
14:20 Madrid IB7445 Go to Departures

Ultra is selling advanced airport IT solutions all round the world





Ultra is the IT systems integrator for the new fifth terminal at London's Heathrow airport

integrated airport IT worldwide



22%

Sales of systems, equipment, products and services for civil markets account for 22% of Ultra's revenue

Ultra will supply airport IT integration services at Shanghai Pudong International airport

Ultra is a responsible citizen

8%

The number of Ultra people increased by 8% during 2005

2 years

Each Ultra business is independently audited every 2 years for Health, Safety and Environmental compliance

ULTRA BELIEVES THAT IT SHOULD AT ALL TIMES BE A RESPONSIBLE CORPORATE CITIZEN AND THAT THIS CONTRIBUTES TO ULTRA'S LONG-TERM SUPERIOR BUSINESS PERFORMANCE. ULTRA'S POLICIES RELATING TO ITS CORPORATE RESPONSIBILITY ARE ESTABLISHED BY THE BOARD WITH INDIVIDUAL BUSINESSES TAKING RESPONSIBILITY FOR THEIR IMPLEMENTATION.

ULTRA BELIEVES THAT IT SHOULD AT ALL TIMES BE A RESPONSIBLE CORPORATE CITIZEN. AS SUCH THE GROUP COMPLIES WITH ALL APPLICABLE LEGISLATION IN THE AREAS OF TRADING, EMPLOYMENT, HEALTH AND SAFETY AND THE ENVIRONMENT. ULTRA FURTHER BELIEVES THAT, IN ORDER TO ACHIEVE SUPERIOR BUSINESS PERFORMANCE, THE GROUP MUST, IN CERTAIN AREAS, EXCEED THE MINIMUM STANDARDS REQUIRED BY LAW. ULTRA'S POLICIES RELATING TO ITS CORPORATE RESPONSIBILITY ARE GENERALLY ESTABLISHED BY THE BOARD WITH INDIVIDUAL BUSINESSES TAKING A MAJOR ROLE IN THEIR IMPLEMENTATION.

CUSTOMERS

Business ethics

Ultra requires that the Group's employees comply with the spirit and principles of laws and standards of conduct of the countries in which it does business as well as behaving ethically and with fairness. Directors and employees are required to avoid personal conflicts of interest regarding company business and are bound by strict rules on insider dealing and insider information.

IN ADDITION, ALL BUSINESSES ARE STRICTLY REQUIRED TO COMPLY FULLY WITH THE RELEVANT NATIONAL EXPORT CONTROL REGULATIONS. THEY ARE ALSO REQUIRED TO CONDUCT THEIR BUSINESS IN STRICT ACCORDANCE WITH COMPETITION AND ANTI-TRUST LAWS.

Ultra supports and respects the protection of internationally proclaimed human rights in the countries in which it operates. Ultra does not make any political donations.

100%

Contribution

All Ultra employees contribute to the continuing success of the Group

Customer relationships

Ultra promotes good working relationships with all its customers with a special emphasis on meeting commitments. The Group receives direct feedback on relationships from customers such as BAE Systems, where Ultra is a member of the Major Equipment Supply Programme (MESP), and from the UK MoD Supplier Relations Group. Across the range of Ultra businesses, other customer relationships are also regularly recognised through feedback and award processes.

For example, in 2005 ATS received two awards from Lockheed Martin for achieving a supplier total performance rating of 99%. Also during 2005, DNE again received "Best Value Gold Medallist" recognition from the Defense Supply Center Richmond, Virginia; Flightline Systems received a letter of appreciation from Lockheed Martin for outstanding support while Sonar & Communication Systems received a letter of commendation from the UK DPA for the RTOF programme.

EMPLOYEES

THE PERFORMANCE OF ULTRA IS FUNDAMENTALLY DRIVEN BY THE CONTRIBUTIONS MADE BY THE GROUP'S EMPLOYEES. ULTRA'S SUCCESS IN INNOVATING TO MEET CUSTOMER NEEDS IS FOUNDED IN THE BROAD RANGE OF SKILLS AND CAPABILITIES OF THE STAFF EMPLOYED BY ULTRA. ALL MANAGERS IN ULTRA, SUPPORTED BY HR PROFESSIONALS, WORK TOWARDS THE AIM OF DELIVERING AN EFFICIENT ORGANISATION WITH COMPETENT AND COMMITTED PEOPLE TO MEET THE GROUP'S BUSINESS COMMITMENTS.

In order to ensure that Group businesses can recruit, retain, motivate and develop the right staff, Ultra pursues a range of initiatives, which are described below.

Employment practices

Ultra believes that superior business performance can only be achieved through having committed and efficient people. Achieving this high quality requires Ultra to recruit widely and with no bias or discrimination. It is therefore the policy of Ultra to be an equal opportunities employer and to oppose all forms of unlawful or unfair discrimination on the grounds of sex,





THE PERFORMANCE OF ULTRA IS FUNDAMENTALLY DRIVEN BY THE CONTRIBUTIONS MADE BY THE GROUP'S EMPLOYEES.

ULTRA RECOGNISES IT IS IMPORTANT, BOTH FOR ITS EMPLOYEES AND THE COMMUNITIES IN WHICH IT OPERATES, THAT EFFECTIVE MEASURES ARE IN PLACE TO ENSURE THAT THE GROUP MINIMISES THE ENVIRONMENTAL IMPACT OF ITS ACTIVITIES.

race, nationality, disability, sexual orientation, age, marital status, religion or political belief. In addition, the Group is a responsible employer, seeking to achieve a culture of fairness to employees and of being a good place both to work and develop a career. Employees and applicants are treated equally and fairly in respect of recruitment, remuneration, training, promotion and career development.

Most UK businesses are accredited to the Investors In People (IIP) standard and are regularly audited. During 2005 Datel was re-assessed against the updated version of the IIP standard and was one of the first businesses in the UK to be successfully recognised against all the new indicators.

IN COMPLYING WITH THE PUBLIC INTEREST DISCLOSURE ACT 1998 IN THE UK, THE GROUP HAS ESTABLISHED A PROCEDURE ENABLING EMPLOYEES TO BRING MATTERS TO THE ATTENTION OF AN APPROPRIATE MANAGER OUTSIDE THEIR OWN BUSINESS IN THE EVENT THAT THEY DO NOT FEEL ABLE TO APPROACH THEIR LOCAL LINE MANAGEMENT. THIS PROCEDURE WAS REVIEWED DURING 2005. A SIMILAR SYSTEM OF THIRD PARTY HOTLINES HAS ALSO BEEN ESTABLISHED AT US AND CANADIAN BUSINESSES.

Development and training

The Group actively supports and invests in training and development linked to business needs. Each business is responsible for identifying the training needs of its employees and managing its own training budget. This typically takes place through individual employee performance and development reviews, which are held at least annually. Specific training programmes are provided for individuals as necessary. Additionally, training programmes on management processes and techniques are run at Group level along with workshops on Ultra's successful competitive strategy and strategic selling processes.

Most Ultra businesses offer scholarship and tuition reimbursement programmes. Ultra has also sponsored undergraduate students and supported other development activities including work placement and work shadowing during 2005. Within the US and Canada many businesses support formal co-op programmes with respected universities; during 2005 Audiopack was recognised by Case Western University for 3 years of outstanding co-op sponsorship and has expanded its programme to two additional universities. Some UK businesses run apprenticeship programmes. Links with local universities and other academic institutions are encouraged. For example, TCS in Montreal sponsors a chair at a local university. Also during 2005, Ultra provided sponsorship of undergraduate students, work experience placements as well as direct graduate recruitment.

Benefits

Ultra offers competitive and comprehensive benefits to all employees, which are regularly reviewed. The Group believes in rewarding its employees well for good performance.

All US and Canadian employees are offered medical plans and many offer specific wellness programmes such as smoking cessation.

IN THE UK EMPLOYEES CAN PARTICIPATE IN THE "ULTRASELECT" FLEXIBLE BENEFITS PLAN. THIS WAS FIRST LAUNCHED IN 2000 AND IN 2005 APPROXIMATELY TWO-THIRDS OF ELIGIBLE UK EMPLOYEES PARTICIPATED. AS PART OF THE SCHEME UK EMPLOYEES ARE ELIGIBLE TO PARTICIPATE IN THE GOVERNMENT'S HOME COMPUTING INITIATIVE. ULTRA OFFERS A TAX-EXEMPT HIRE SCHEME FOR COMPUTER EQUIPMENT FOR EMPLOYEES TO USE AT HOME. THE PROGRAMME WAS LAUNCHED IN 2004 AS PART OF THE "ULTRASELECT" FLEXIBLE BENEFITS PACKAGE AND OFFERED AGAIN DURING 2005. A COMPUTER PURCHASE PLAN IS ALSO OFFERED AT ONE BUSINESS IN NORTH AMERICA.

6 months

UltraNews is published every 6 months and provides valuable news and information for all employees

BI-ANNUAL AUDITS BY INDEPENDENT, EXTERNAL, QUALIFIED ASSESSORS COVERING HEALTH AND SAFETY MATTERS ARE CONDUCTED, MOST RECENTLY IN 2005. ALL UK AND US BUSINESSES IMPROVED THEIR HEALTH AND SAFETY PERFORMANCE ON A LIKE-FOR-LIKE BASIS IN COMPARISON WITH THE 2003 AUDIT.





top: Ultra helped fund the degree studies of George Graham from Ocean Systems

bottom: The team at PMES received a health and safety award in 2005

Retirement benefits
Ultra offers retirement benefits to employees in the UK, US and Canada. Further details are provided elsewhere in this document.

Employee consultation
Gaining the commitment of the workforce is facilitated by effective communication and consultation. This takes a number of forms such as the bi-annual Group magazine "UltraNews", company-wide strategy and performance presentations, birthday and communication lunches, all-hands meetings and "YOURviews" employee surveys. The "YOURviews" employee survey provides local management teams with feedback and an opportunity to benchmark across the Group. The process is typically conducted every one to two years; during 2005 the survey took place in 11 businesses and showed high levels of employee satisfaction and engagement.

In the United Kingdom more formal information and consultation practices were introduced during 2005, following successful pilot testing in 2004.

Succession planning
An annual organisation and succession plan is produced by the Managing Director or President of each business and is used to identify the development actions for employees with high potential. It also reviews the performance of the business management teams, defines the local annual training plan and any planned organisation changes.

Health and safety
A healthy and committed workforce is necessary to achieve better business results. Accordingly Ultra places great emphasis on maintaining high standards of health and safety. All Ultra businesses are required to have a written local policy, to have the necessary resources to implement the policy, to provide adequate information, instruction and training for employees and to implement monitoring of health and safety standards.

THE CHIEF EXECUTIVE HAS BEEN APPOINTED AS THE MAIN BOARD MEMBER WITH OVERALL HEALTH AND SAFETY RESPONSIBILITY. THE MANAGING DIRECTORS AND PRESIDENTS OF THE OPERATING BUSINESSES ARE RESPONSIBLE FOR THE IMPLEMENTATION OF THE POLICY.

Bi-annual audits by independent, external, qualified assessors covering health and safety matters are conducted, most recently in 2005. All UK and US businesses improved their health and safety performance on a like-for-like basis in comparison with the 2003 audit. Overall results, which take into account the newer businesses that were audited for the first time in the US, also improved. Both TCS and Maritime Systems were audited in 2005 to a new Canadian-specific audit framework; both businesses had very good overall results and met the required standard. Previous audits and the resulting follow-up process have proved effective in reaching and maintaining high standards across all sites.

Each business is required to submit a separate annual report on health and safety issues. The results of the audits and annual reports from each business are reviewed by the Board annually.

Health and safety of employees, visitors and the local community alike is taken very seriously by the Group and the individual businesses. Ultra's commitment to health and safety was exemplified during 2005 when PMES received a RoSPA Silver Occupational Health & Safety Award in recognition of a very high standard of health and safety at work over three years.

SUPPLIERS

Supplier and other partner relationships
Contracts with suppliers are placed following a fair, competitive tendering process on an arms-length basis or through formal teaming agreements. Such relationships engender a



Health, Safety and Environmental management is taken seriously at Ultra



UltraNews is published twice a year for all employees



Customer relationships are extremely important and are actively managed

cooperative culture which helps with problem solving and helps to accommodate changes to requirements where these occur. Gain-share arrangements are also entered into where appropriate and provide benefits for both Ultra and its suppliers and partners. Conflicts of interest are avoided at all times. During 2005, Airport Systems received the 'Innovative Solutions Award' from supplier Ionix for the most innovative use of its SCADA product in the building systems integration of the new fifth terminal at London Heathrow airport.

Supplier payment policy
Operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions. The Group's actual payment performance at the end of 2005 is described in the Directors' report.

COMMUNITY

ULTRA RECOGNISES THE IMPORTANCE OF BEING A RESPONSIBLE PARTNER IN THE COMMUNITIES IN WHICH IT OPERATES AND IN WHICH ITS EMPLOYEES LIVE. THE GROUP HAS A POSITIVE ATTITUDE TO ENVIRONMENTAL ISSUES AND IS PLEASED TO SUPPORT SELECTED CHARITIES AND MAINTAIN LINKS WITH THE LOCAL COMMUNITIES.

Environment
Ultra recognises it is important, both for its employees and the communities in which it operates, that effective measures are in place to ensure that the Group minimises the environmental impact of its activities.

Ultra has a formal environmental policy that addresses compliance with environmental legislation, conformity with standards for air, waste disposal and noise, the economical use of materials and the establishment of appropriate environmental performance standards. Progress is monitored through annual reporting and a bi-annual audit process. The Chief Executive has been appointed as the main Board member with overall environmental responsibility. The Managing Directors and Presidents of the operating businesses are responsible for the implementation of the policy.

Bi-annual external audits covering environmental matters are conducted by independent, external, qualified auditors; the last audit was performed in 2005 in the UK, US and Canada. All UK and US businesses improved their environmental performance on a like-for-like basis in comparison with the 2003 audit. Overall results, which take into account the newer US businesses that were audited for the first time, also improved. Both TCS and Maritime Systems were audited in 2005 to a new Canadian-specific audit framework; both businesses had very good overall results and met the required standard. As with health and safety the audits and the resulting follow-up process have proved effective in reaching and maintaining high standards of compliance across all sites. In addition each business is required to submit an annual report on environmental issues.

The results of the audits and annual reports from each business are reviewed by the Board annually.

Shareholders have been encouraged to receive an electronic version of this Annual Report and Accounts in order to reduce the consumption of paper and the environmental impact of the delivery process. The weight of packaging used by UK businesses is assessed and reported annually to ensure compliance with the current packaging regulations.

Charitable and community activities
In addition to the charitable donations made by the Group, disclosed elsewhere in this document, Ultra employees are actively supported in their charitable fund-raising endeavours. A large number of local and national charities is supported.

FOR EXAMPLE, A NUMBER OF BUSINESSES SUPPORTED EMERGENCY HURRICANE RELIEF PROJECTS WITH CLOTHING AND FOOD DRIVES. EMPLOYEES AT MANY NORTH AMERICAN BUSINESSES SUPPORT THE UNITED WAY CHARITY. IN THE UK THOUSANDS OF POUNDS HAVE BEEN RAISED THROUGH A VARIETY OF EVENTS ACTIVELY SUPPORTED BY EMPLOYEES; EIGHT EMPLOYEES FROM PMES, FOR EXAMPLE, RAISED OVER £2,000 FOR THREE LOCAL CHARITIES BY TAKING PART IN A 40-MILE WALK.

As well as charitable work there is also a wide variety of community-orientated activities. DNE has again been nominated for the Governor's Prevention Partnership Corporate Honor Roll in Connecticut through its participation in a mentoring programme at a local school. Elsewhere, Audiopack sponsored an annual river clean-up day. Fifteen employees from USSI supported a project called "Exchange City" where 5th and 6th grade school children took part in an interactive simulation that will hopefully spur their interest to pursue a career in engineering. In addition, many businesses hold annual family days.

Community

Many Ultra businesses support local charities and provide training opportunities.

THE BOARD OF ULTRA COMPRISES INDIVIDUALS WITH THE BREADTH AND DEPTH OF EXPERIENCE NECESSARY TO STEER THE CONTINUED PROGRESS OF THE GROUP.




03




02





01 **Julian Blogh** CBE PhD CEng MIEE
02 **Douglas Caster** BSc MIEE
03 **Chris Bailey*** FCA MCT
04 **Ian Griffiths*** BSc
05 **Andrew Hamment** BA FRAeS
06 **Frank Hope** PhD CPhys MInstP
07 **David Jeffcoat** BA FCMA
08 **Andrew Walker*** MA CEng





01 **Julian Blogh** CBE PhD CEng MIEE
Chairman, age 62, has spent most of his working life in the electronics industry working with Ferranti Radar, Plessey Radar and Dowty Electronic Systems. He was Managing Director of Sonar & Communication Systems from 1987 to 1992, when he was appointed Managing Director of Dowty Avionics. He led the management buy-out of seven Dowty defence and aerospace electronics businesses from the TI Group to form Ultra Electronics and became Chief Executive when it began trading in October 1993. Dr Blogh was also appointed Deputy Chairman in April 2004 and became Chairman in April 2005.

02 **Douglas Caster** BSc MIEE
Chief Executive, age 52, started as a Design Engineer with Racal in 1975, before moving to Schlumberger and then to Dowty as Engineering Director of Sonar & Communication Systems in 1988. In 1992, he became Managing Director of that business and joined the Board of Ultra when it began trading in October 1993. In 1999 he became Managing Director of Command & Control Systems with responsibility for Manufacturing & Card Systems, PMES, and ATS. In April [illegible] he was promoted to the position of Managing Director of the Information & Power Systems division. In April 2004 he was appointed Chief Operating Officer and became Chief Executive in April 2005.

03 **Chris Bailey*** FCA MCT
Non-Executive Director, age 59, was appointed to the Board in January 2005. Mr Bailey retired from his role of Group Finance Director of Aggregate Industries plc in 2004. He was the Finance Director of the precursor companies of Aggregate Industries from 1984 until its formation in 1997. He is a Fellow of the Institute of Chartered Accountants of England & Wales and is also a Member of the Association of Corporate Treasurers. Mr Bailey is also a Non-Executive Director of Rok property solutions plc.

04 **Ian Griffiths*** BSc
Non-Executive Director, age 55, was appointed to the Board in April 2003. Until February 2006, he was a main board executive director of GKN plc, where he was Group Managing Director GKN Automotive. Mr Griffiths was responsible for all of GKN's automotive activities world wide. Prior to this he was Chief Executive of GKN Driveline and had been a member of the GKN Driveline senior management team since 1990. In February 2006, Mr Griffiths became Managing Director, Royal Mail Letters.

05 **Andy Hamment** BA FRAeS
Group Marketing Director, age 51, started his career with Hawker Siddeley before moving to Schlumberger in 1980, working in procurement and then marketing at Weston Aerospace before transferring to Solartron as Aerospace Business Manager. He joined Dowty in 1988 as Managing Director of the Controls business. He was appointed to his current position in July 2000 and joined the Board at that time.

06 **Frank Hope** PhD CPhys MInstP
Managing Director, Information & Power Systems, age 51, started his career with Tecalemit as a design engineer working on robotics. He spent 13 years with Avimo Limited latterly as Managing Director, having previously held the positions of Technical Director and Operations Director. He joined Ultra in 1994 as Managing Director of the Electrics business. Dr Hope was appointed to the Board of Ultra in January 1999 and in April 2000 became Managing Director of Aircraft & Vehicle Systems. He was appointed to his current position in April 2004.

07 **David Jeffcoat** BA FCMA
Finance Director and Company Secretary, age 55, started his career as a production engineer in the car industry. Since qualifying as an accountant he has held senior financial positions in several large corporations including GlaxoWellcome plc, where he was Finance Director of two subsidiaries. Before joining Ultra he was Group Financial Controller of Smiths Industries plc for three years. He was appointed to the Board in July 2000.

08 **Andrew Walker*** MA CEng
Senior Non-Executive Director, age 54, was appointed to the Board in June 1996. He is Chairman of both the Audit and Remuneration Committees. Joining the Dowty Group plc in 1978, he became an operating board member in 1991. Following TI Group's acquisition of Dowty, he became Managing Director of John Crane Polymer Engineering. He was Chief Executive of South Wales Electricity plc (SWALEC) from 1993 to 1996, and was Chief Executive of McKechnie plc from 1997 to 2001. Mr Walker is also a Non-Executive Director of Halma plc, API Group plc, Manganese Bronze Holdings plc, [illegible] plc, Delta plc, Fountains plc and is Chairman of Bioganix Ltd.

* Audit and Remuneration Committee members

Executive Team members

Douglas Caster,
Chief Executive

David Jeffcoat,
Group Finance Director
& Company Secretary

Andy Hamment,
Group Marketing Director

Frank Hope,
Managing Director,
Information & Power Systems

Alan Jan-Janin,
Managing Director,
Aircraft & Vehicle Systems

Rakesh Sharma,
Managing Director,
Tactical & Sonar Systems

Keith Thomson,
Group Human Resources Director

Colin Ross,
Managing Director,
Controls

Business MDs & Presidents

Jon Adams,
President, Audiopack

Bill Gill,
President, DNE Technologies

Carlos Santiago,
President, Flightline Systems

Doug Burd,
President, Maritime Systems

Rick Kielmeyer,
President, Ocean Systems

Phil Evans,
Managing Director, Sonar &
Communication Systems

Alan Barker,
President, Tactical Communication Systems

Roland Fritts,
President, UnderSea Sensor Systems Inc.

Colin Ross,
Managing Director, Controls

Ross Parsell,
Managing Director, Datel

Mark Doyle,
Managing Director, Electrics

Ken Tasch,
President, Measurement Systems Inc.

Paul Benson,
Managing Director, Precision Air Systems
(Andy Yates, Managing Director from
May 2006)

Graeme Stacey,
Managing Director, Airport Systems

John McAlonan,
President, Advanced Tactical Systems

Paul Summers,
Managing Director, Command
& Control Systems

Jim Rowland,
President, EMS

Ray Coles,
Managing Director, Manufacturing
& Card Systems

Andy Freer,
Managing Director, PMES

Dave Cheadle,
Managing Director, SML
(Mike Clayton, Managing Director
from January 2006)

External Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2 3UR

Solicitors
Clifford Chance LLP
10 Upper Bank Street
Canary Wharf
London E14 5JJ

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Merchant Bankers
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Stockbrokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 31 December 2005. Details in relation to health, safety and the environment, business ethics and employment practice and employee consultation are included in the Corporate Responsibility Statement on pages 26 to 29.

Principal activity

Ultra Electronics is a group of businesses engaged in the design, development and manufacture of electronic systems for the international defence and aerospace markets.

Results and dividends

The Operating and Financial Review is contained on pages 4 to 25. Group results and dividends are as follows:

		2005 £'000
Balance on retained earnings, beginning of year		**34,640**
Total recognised income and expense		**27,432**
Dividends:	2004 final paid of 9.2p per share	**(6,078)**
	2005 interim paid of 5.2p per share	**(3,489)**
Equity settled employee share schemes		**1,142**
Balance on retained earnings, end of year		**53,647**

The final 2005 dividend is proposed to be paid on 5 May 2006 to shareholders on the register at 18 April 2006. The interim dividend was paid on 27 September 2005, making a total of 14.4p (2004: 12.8p) per share paid for the year.

Future developments

A review of the activities and future developments of the Group is contained in the Operating and Financial Review on pages 4 to 25.

Research and development

The Directors are committed to maintaining a significant level of research and development expenditure in order to expand the Group's range of proprietary products. During the year a total of £77.9 million (2004: £70.4 million) was spent on engineering development of which £60.6 million (2004: £54.9 million) was funded by customers and £17.3 million (2004: £15.5 million) by the Group.

Post balance sheet date events

On 12 January 2006, Ultra announced the acquisition of Polyflex Aerospace Ltd., a company based in Cheltenham, UK, for a cash consideration, subject to net asset adjustment on completion, of £4.0 million.

Directors and their interests

The Directors who served throughout the year and their interests in the shares of the Company are listed on page 44.

Substantial shareholdings

At 27 February 2006, the Company had been notified in accordance with Sections 198-208 of the Companies Act 1985 that the following were registered as having an interest in 3% or more of the Company's ordinary share capital:

	Percentage of ordinary share capital	Number of 5p ordinary shares
Barclays plc	10.2	6,840,590
The Aegon UK plc Group of Companies	4.1	2,739,212
Legal and General	3.9	2,678,026
Morley Fund Management	3.1	2,106,456
Sun Life Assurance	3.1	2,064,069
Lloyds TSB Group plc	3.0	2,015,937

Charitable and political contributions

The Group contributed £23,000 (2004: £19,000) to charities and made no contributions for political purposes in either year.

Supplier payment policy

Operating divisions are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions.

Trade payable days of the Group for the year ended 31 December 2005 were 51 days (2004: 51 days), based on the ratio of Group trade payables at the end of the year to the amounts invoiced during the year by suppliers. The Company had no trade payables at either year end.

Annual General Meeting

Explanation of special business resolutions is given below:

Resolution 8

This resolution authorises the Directors to allot shares in the Company up to a maximum nominal amount of £1,120,351 (one third of the allotted and fully paid up share capital of the Company).

Resolution 9

That, the definition of "adjusted capital and reserves" in article 103 (C)(i) of the Company's Articles of Association be amended by the addition of the following article 103 (C)(i)(f):

(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards.

The Board of the Company is required to restrict the borrowings of the Group such that they do not exceed twice the Company's share capital and consolidated reserves. The implementation and application of IAS 19 and the International Financial Reporting Standards impacts upon accounting for retirement benefits scheme deficits and surpluses when calculating reserves. A retirement benefits scheme deficit would, as a result, reduce the Company's borrowing limit. The proposed resolution would exclude the retirement benefits scheme deficit or surplus in the calculation of consolidated reserves.

Resolution 10

This resolution authorises the Directors to allot shares for cash, without first having offered to allot such shares to existing shareholders in proportion to their existing holdings, in respect of 5% of the total issued share capital of the Company. Resolutions 8 and 10 comply with the Association of British Insurers' guidelines and renew similar authorities given previously. The authorities expire on the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months after the date of passing these resolutions. The Directors have no current intention to exercise the authorities sought by these resolutions except for employee share option schemes.

Resolution 11

This resolution authorises the Directors to purchase up to a total of 3,361,054 of the Company's shares (representing 5% of the issued share capital of the Company). This authority expires on the earlier of 12 months from the date of passing this resolution or the conclusion of the next Annual General Meeting of the Company.

The Directors will use the share purchase authority with discretion. In reaching a decision to purchase shares of the Company the Directors would take account of the Company's business and any impact on earnings per share and net tangible assets per share. The Directors have no current intention to exercise the authority sought by this resolution.

Resolution 12

To amend the Company's Memorandum and Articles of Association to allow the Company to provide appropriate indemnities to its Directors against any liability incurred by them in relation to alleged Company-related negligence, default, breach of duty or breach of trust and to fund Director's defence costs against such allegations.

The Board believes that the provision of appropriate indemnities and the funding of Director's defence costs are important to ensure that the Company continues to attract and retain the highest calibre of Directors. The full wording of this resolution is included in the Notice of Annual General Meeting.

By order of the Board,



D. Jeffcoat
Company Secretary
27 February 2006

Registered Office: 417 Bridport Road, Greenford, Middlesex UB6 8UA Registered Number: 2830397

Combined code compliance

This section describes how the Group has applied the principles set out in Section 1 of the Combined Code on Corporate Governance, published in July 2003 ("the Code"). A summary of the Group's compliance position throughout the year follows with details of any exceptions.

Main Board

The Board deals with the important aspects of the Group's affairs including setting and monitoring strategy, reviewing performance, ensuring that the Group has adequate financial resources and reporting to shareholders.

The Board has established Audit, Nominations and Remuneration Committees, to which certain key responsibilities are delegated. These responsibilities, which are in line with the recommendations of the Combined Code, are set out below.

At the end of 2005 the main Board comprised the Chairman, three independent non-executive Directors and four executive Directors. The former Chairman, Peter Macfarlane, retired after the 2005 Annual General Meeting. Julian Blogh, who had previously been Chief Executive, was appointed Chairman. This appointment followed consultations with major shareholders who supported this step. Dr Blogh was replaced as Chief Executive by Douglas Caster, an existing executive Director and previously Chief Operating Officer of the Group. As senior independent non-executive Director, Andrew Walker has particular responsibility, on behalf of the Board, for safeguarding the provisions of the Combined Code on Corporate Governance, and is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve, or for which such contact is inappropriate.

Christopher Bailey replaced Mr Macfarlane as an independent non-executive Director. Ian Griffiths continues in his role as an independent non-executive Director. Although the Code calls for the majority of the Board to be independent non-executive Directors, it is the view of the Directors that the current structure of the Board is appropriate for Ultra given the relative complexity of the business and the desire of the Board to maintain a flexible, rapid and informed decision-making process. Any further increase in the number of non-executive Directors at this time would result in reduced focus, slower decisions and a higher cost base.

David Jeffcoat, who was appointed to the Board in 2000, is both Finance Director and Company Secretary, reporting to the Chief Executive. Although this does not follow best governance practice, which calls for the roles to be separated and for the Company Secretary to report directly to the Chairman, Ultra's lean management structure does not permit extra costs to be incurred by appointing an independent Company Secretary. The Board believes that Mr Jeffcoat is able to effectively maintain sufficient separation of his two roles to avoid any significant conflicts of interest.

The Board met ten times during the year. Details of the numbers of meetings of the main Board and its sub-committees that were attended by the individual Directors are set out in the table on page 36.

Key decisions that are delegated to the Chief Executive include the approval of budgeted capital investments below £500,000 in value, major contract bids below £100.0 million, the appointment and dismissal of business unit Managing Directors and setting their individual levels of remuneration, and charitable donations with the advice of an internal charities committee.

Audit Committee

The Board has overall responsibility for reviewing the effectiveness of internal control procedures throughout the Group, although the Audit Committee monitors the internal financial control procedures that are operated by the Group and their effectiveness.

During 2005 the Audit Committee initially comprised Andrew Walker, Committee Chairman and senior independent non-executive Director, Ian Griffiths and Peter Macfarlane. Christopher Bailey joined the committee in January 2005, whilst Mr Macfarlane left the Committee when he retired in April 2005. Mr Bailey was Group Finance Director of Aggregate Industries plc for seven years until his retirement in 2004. His recent financial experience is of great benefit to the Board.

The Committee met five times during the year. The main topics considered during the meetings were:

- agreeing the strategy and scope of planned internal and external audit activities;
- reviewing the outcome of internal and external audits carried out and agreeing upon the necessary actions;
- reviewing the financial results of the Group and the formal external announcements relating to them;
- monitoring the independence and effectiveness of the internal and external audit functions, both of which are carried out by professional accounting firms on behalf of the Group;
- assessing the risk that the Group's financial statements are materially mis-stated as a result of fraud, and
- re-appointment of Deloitte & Touche LLP as external auditors.

Audit Committee (continued)

It is the policy of the Group that non-audit services provided by Deloitte & Touche LLP, Ultra's external auditors, are restricted to regulatory reporting, training and consultancy services connected with responding to new reporting requirements, due diligence assignments of larger potential acquisition targets and other attestation work. In connection with due diligence assessments, the Board believes that the auditors' familiarity with the accounting techniques that are involved in the Group's long-term contracting activities serves them well in carrying out effective due diligence reviews of other similar companies. Appropriate controls are in place to ensure that the objectivity and independence of Deloitte & Touche LLP is safeguarded.

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive. The Committee was chaired by Peter Macfarlane and met once during 2005. Following the retirement of Mr Macfarlane, Julian Blogh has taken over as Chairman. Douglas Caster was appointed to the Nominations Committee with effect from April 2005. The key responsibility of the Committee is to review all main Board and sub-committee appointments. The main action taken by the Committee during the year was to recommend the appointment of Christopher Bailey as a non-executive Director and as a member of the Audit, Remuneration and Nominations Committees with effect from January 2005.

Remuneration Committee

The Board Remuneration Committee consists of Andrew Walker, Chairman, Christopher Bailey and Ian Griffiths. Peter Macfarlane was also a member of the Committee until April 2005. It met six times during the year. The Committee is responsible for evaluating the performance of the executive Directors, including the Chief Executive, and for setting their levels of remuneration. A Directors' remuneration report is included on page 39, together with details of the Directors' pension entitlements, long term incentive share awards and shareholdings.

Evaluation of Board and Committee effectiveness

Following the recommendations of the Code, the Board has introduced an evaluation process in which the effectiveness of the Board, its sub-committees and each individual Director are assessed over a two year rolling period. In 2004 the main Board and its sub-committees were reviewed with the assistance of external consultants. This review was based upon a questionnaire that was completed independently by all members of the Board. The scope of the review covered the Board structure, processes and administration, together with the distribution of information. Its results were communicated to the Directors in a written report, considered at a separate meeting and a number of actions were agreed as a result. Subsequently during 2005 the contribution of each individual Director was assessed by the rest of the Board. This stage was based upon a self-assessment questionnaire that was completed by each individual Director and also by each of the remaining Board members. The results of this survey were summarised and fed back separately to each individual and in total to the Chairman. Again this process was designed and coordinated by external consultants. The intention is to repeat this review cycle every two years in the future.

Directors' re-election

Douglas Caster and Andrew Hamment are retiring by rotation in accordance with the Articles of Association and standing for re-election. Andrew Walker has served as an independent non-executive Director for more than nine years and is therefore required to stand for re-election annually. The complexity of the Group's activities, his previous experience as an executive Director of several major groups and his extensive knowledge of Ultra mean that he is well qualified for his current position on Ultra's Board. The Directors are convinced that Mr Walker remains highly effective in his role as senior non-executive and that it is in the best interests of the shareholders for him to continue.

Meeting attendance

	Main Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	10	5	1	6
C. Bailey	10	5	-	6
J. Blogh	10	-	1	-
D. Caster	10	-	-	-
I. Griffiths	9	5	1	5
A. Hamment	10	-	-	-
F. Hope	10	-	-	-
D. Jeffcoat[1]	9	5	1	1
P. Macfarlane	4	2	1	3
A. Walker	9	5	1	5

[1] Mr Jeffcoat is secretary to the Board and all three sub-committees. He attends all Committee meetings in that capacity.

Internal controls

The Combined Code states that Directors should review the effectiveness of the Group's entire system of internal controls, covering business risks associated with strategic, operational, financial and information technology matters. Ultra's internal controls are designed to meet the Group's particular needs and the risks to which it is exposed. In this context the controls can provide only reasonable, not absolute, assurance against material errors, losses or fraud. The key features of the internal control system that operated during the year and that remain in existence are described below.

Control environment

Ultra's organisational structure has clearly defined lines of responsibility and delegated authorities, which have been reviewed by the Board during the year to ensure that they are still relevant given the current size and structure of the Group. Ethical values and control consciousness are communicated to managers and staff via performance appraisal and development and training programmes.

All businesses are required to maintain written financial procedure manuals that are consistent with the control principles and policies that are set out in the Ultra Group Finance Manual. Acquisitions, major capital investments and bids above a defined value require Board approval, with smaller investment decisions delegated to the Chief Executive.

Risk management

Management has a responsibility for identifying the risks facing Ultra's businesses and for putting in place procedures to monitor and mitigate such risks. Strategic risks are formally assessed by the Board during the annual strategic planning process and steps are taken following this process to ensure that all such risks are minimised throughout the year.

Operational risks are monitored as part of the Group's monthly business performance review process. Business units are required to report on all key areas of risk, indicating situations that are not compliant with normal controls.

Remedial actions must be proposed and such situations are then monitored until a satisfactory conclusion is reached. All significant deviations are reported to the Board by the responsible Director twice annually.

The Board has established an Internal Audit process, carried out by Ernst & Young LLP, to review financial and information systems control procedures throughout the Group. All business units are audited at least once every two years and those judged to represent a higher risk are reviewed more often. In addition all significant newly acquired businesses are audited within six months of the acquisition date. Internal Audit reports to the Chairman of the Audit Committee and presents its findings to the Audit Committee. Follow-up actions to deal with any control weaknesses are reported to the Committee every six months and Internal Audit confirms that satisfactory progress has been made during its next visit to the business concerned.

In addition the executive Directors take an active role in identifying and assessing potential risks in all areas of the business. This is achieved both through the normal monthly business review programme and also through day-to-day management contact.

Financial reporting systems

The Group has a comprehensive system of financial reporting covering key performance indicators such as sales, profits and cash flow. The annual budget and five year strategic plan for each business are approved by the executive Directors and the Board approves the Group's budget and plan. The actual results for each business and variances against budget are reported monthly to the Board, normally during the third week of the following month. Revised forecasts for the half-year and full-year are prepared monthly for each business unit, and for the Group as a whole, and also presented to the Board.

Shareholder communication

The Group encourages two-way communications with both institutional and private investors and endeavours to respond promptly to queries received. Ultra's website provides detailed financial and business information about the Group. Meetings between Directors, institutional shareholders and other market professionals are held regularly as a part of Ultra's investor relations programme. Shareholders are invited to attend the Annual General Meeting, to ask questions during the meeting and to meet individual Directors after the formal proceedings have ended. Documentation relevant to Ultra's governance framework will be available for inspection before the Meeting, including the terms of reference of the Board and its sub-committees and the Directors' contracts of employment. The terms of reference can also be found on the Group website at www.ultra-electronics.com.

Effectiveness of controls

The Board accepts overall responsibility for reviewing the operation and effectiveness of the Group's internal control framework on a regular basis; internal procedures are reviewed and updated where necessary. The Board has performed a specific assessment for the purpose of this annual report. This assessment considered all significant aspects of internal control arising during the period covered by the report, including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities.

Going concern

After making enquiries the Directors have established that the Group's forward order book provides satisfactory cover for trading in the year to come and have a reasonable expectation that the Company and Group have adequate financial resources to continue in operational existence for the foreseeable future. The Group's banking facilties were renewed in November 2005 evidencing the Group's strong credit standing. For these reasons, the Board continues to adopt a going concern basis in preparing the accounts.

Statement of responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare the Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP company financial statements, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

In the case of IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' remuneration report which comply with the requirements of the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UNAUDITED INFORMATION

Composition and role of the Remuneration Committee ('the Committee')

The Company complies with the relevant conditions of the Combined Code on Corporate Governance relating to Directors' remuneration as published by the London Stock Exchange and the Directors' Remuneration Report Regulations 2002.

Andrew Walker is the Chairman of the Committee and the other members are Christopher Bailey and Ian Griffiths. All three members are non-executive Directors. Julian Blogh and Douglas Caster also normally attend Remuneration Committee meetings, although they are not formally members of the Remuneration Committee.

The task of the Committee is to make recommendations to the Board on the framework of executive remuneration and to determine annually the individual salaries, annual bonuses payable (if any) and other terms and conditions of employment of the executive Directors and other senior executives. The Committee also approves the terms of any discretionary share schemes in which executive Directors and senior executives may be invited to participate, and the terms of the Company's Savings Related Share Option Scheme and All-Employee Share Ownership Plan.

The Committee consulted Douglas Caster, Chief Executive, with regard to the remuneration and benefits packages offered to executive Directors and senior executives during the year, except in relation to his own remuneration and benefits package which is determined by the Committee in his absence.

In addition, wholly independent advice on executive remuneration and share schemes was received from New Bridge Street Consultants who were appointed by the Company and who provided no other services to the Company during the year, save for ongoing advice in connection with the operation of the Company's share schemes.

Remuneration policy

The policy of the Committee is to reward senior management competitively, enabling the Company to recruit, motivate and retain executives of high calibre, whilst avoiding paying excessive remuneration. Further details of the remuneration policy followed by the Committee are set out below. The remuneration practices adopted by a group of like companies that, in the opinion of the Committee, face similar remuneration issues to the Company, are considered with guidance from the remuneration consultants who advise the Committee. The size and nature of each key element of the remuneration package of the executive Directors has been determined following this analysis.

It is the aim of the Committee to encourage and reward high performance. It is the opinion of the Committee that shareholders' interests are best served by setting a moderate level of fixed pay, while providing competitive potential levels of total remuneration through short and longer term incentive arrangements which require the satisfaction of challenging performance conditions. Therefore, a significant proportion of the executive Directors' remuneration is performance-linked.

Salaries

Salaries of executive Directors are reviewed by the Committee annually. In addition to an analysis presented by New Bridge Street Consultants, the Committee uses published salary surveys and information available in the annual reports of similar companies as sources of market information. The Committee takes account of pay and employment conditions elsewhere in the Group when determining annual salary increases.

Specific factors taken into account by the Committee when determining each executive Director's base salary are:

- the median level of base salary for a similar position within a like group of companies;
- the individual Director's performance; and
- the responsibilities of the respective Director.

The Chairman's remuneration is set by the Committee, which meets without him for this purpose. The remaining non-executive Directors' fees are set by a Committee comprising the executive Directors. In all cases the remuneration awards are based upon published salary surveys, taking account of individual responsibilities. Andrew Walker is Chairman of the Audit and Remuneration Committees and receives additional remuneration as a result.

Annual bonus scheme

Bonus payments are based upon the achievement of operating profit and cash flow targets. The maximum bonus for 2005 was 50% of base salary, of which 10% related to the achievement of a £45,900,000 profit before tax and loss on fair value movements on derivatives and amortisation of intangibles arising on acquisition and 40% to achieving an operating cash flow of £34,000,000 after capital expenditure and purchase of long-term incentive plan shares. The actual results for the year led to a bonus pay-out of 44.9%. The pay-out was below the maximum despite the above target full year results because of higher working capital levels during the year. The performance measures for bonus payments are reviewed annually by the Committee to ensure that they are appropriate to the current market conditions and position of the Group and, therefore, that they continue to remain challenging. It is the opinion of the Committee that the use of operating profit and cash flow targets remains appropriate for the 2006 bonus scheme.

Long-Term Incentive Plan

In April 2002, shareholders approved the establishment of the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP') to replace the previous Ultra Electronics Long-Term Incentive Plan (the 'Old LTIP') that had expired. The Committee's current policy is for the New LTIP to be the sole vehicle through which long-term incentives are provided to executive Directors and that executive Directors who participate in the New LTIP will not be granted options under either the Company Share Option Plan or the Executive Share Option Scheme (which are share schemes operated by the Company for the benefit of less senior executives and certain key employees).

Under the New LTIP, a participant may be granted an award over ordinary shares worth up to 100% of gross base salary each year. The vesting of awards is dependent on the extent to which genuinely stretching earnings per share ('EPS') based performance conditions are met over the three-year period following grant. The Committee believes that the most appropriate approach to determine the extent to which these performance targets are achieved is for the relevant calculations to be undertaken by an independent third party. For the purposes of the performance targets for 2005 onwards, the Company's EPS will be calculated before amortisation of intangible assets arising on acquisition and gain or loss on derivative financial instruments. For earlier periods the Company's EPS has been calculated before goodwill amortisation but after exceptional items.

More particularly, the Committee's current policy is for vesting of awards to be dependent upon the Company's EPS growth over this three-year period relative to the EPS growth of a group of comparative companies. For the 2005 vesting these companies were:

Alba plc
Alvis plc
AIM Group plc
Amstrad plc
BAE Systems plc
Charter plc
Chemring Group plc
Chloride Group plc
Cobham plc
Delta plc
Domino Printing Sciences plc
Halma plc
Hampson Industries plc
Henlys Group plc
Meggitt plc
Rolls-Royce plc
Rotork plc
Senior plc
Smiths Group plc
Spirax-Sarco Engineering plc
Telemetrix plc
TT Electronics plc
Vitec Group plc
Volex Group plc
VT Group plc
Whatman plc

Vesting commences at 20% for median performance, rising on a straight-line basis so that the award vests in full for upper-quartile performance. To the extent that the targets are not met at the end of the three-year period, the award lapses. Ultra achieved third quartile EPS growth performance during the period 2003-2005 and therefore the 2002 award vested at 84%.

The Committee believes that the appropriate performance measure for New LTIP awards is comparative EPS, because this measure ensures that the Company's earnings growth must be at the upper-quartile of a group of similar companies before awards vest in full. Such earnings growth performance, sustained over the medium to long-term, should ensure above average share price growth, and hence out-performance against market benchmarks in creating shareholder value.

The executive Directors are also eligible to participate in the Company's Inland Revenue approved All-Employee Share Ownership Plan ('AESOP').

Under the AESOP, employees in the UK are offered the opportunity to buy shares up to the value of £1,500 per year from pre-tax salary. Shares are then held in trust on behalf of employees until the maturity date or until they leave the Company.

Total Shareholder Return performance graph

The graph opposite shows the Total Shareholder Return ('TSR') performance of the Company in comparison to the FTSE Mid 250 over the past five years. The graph shows the value at the end of 2005 of £100 invested at the end of 2000, in the Company and in the Index.

The Committee considers the FTSE Mid 250 index a relevant index for TSR comparison as the index members represent a broad range of UK quoted companies.

Total Shareholder Return performance graph (continued)



Total Shareholder Return
Source: Datastream
300
250
200
150
100
50
Value (£)
31 December 00
31 December 01
31 December 02
31 December 03
31 December 04
31 December 05
Ultra Electronics
FTSE Mid 250 Index

Directors' service contracts

The service contracts of executive Directors have a notice period of one year, which the Committee considers appropriately reflects both current market practice and the balance between the interests of the Company and each executive Director. In the event of early termination, it is the Committee's policy that the amount of compensation paid to executive Directors will be considered in the light of all the relevant circumstances, subject to the overriding conditions that:

- the Committee's aim will be to avoid rewarding poor performance;
- the duty of the relevant executive Director to mitigate his loss will be taken into account; and
- no compensation payment can exceed one year's salary.

The following table provides more information on each Director's service contract:

Name	Date of contract	Notice period
C. Bailey	28 January 2005	N/A
J. Blogh	22 April 2005	N/A
D. Caster	25 September 1996	12 months
I. Griffiths	1 April 2004	N/A
A. Hamment	1 July 2000	12 months
F. Hope	1 January 1999	12 months
D. Jeffcoat	10 July 2000	12 months
A. Walker	1 January 2004	N/A

No executive Directors have provisions in their contracts for compensation on early termination other than the notice period. The non-executive Directors have fixed twelve-month contracts with no notice period. There are no provisions in their contracts for compensation on early termination.

AUDITED INFORMATION

Directors' pension entitlements

The Company operates a contributory pension scheme for current executive Directors. A pension equal to two-thirds of salary at retirement is provided at the normal retirement age of 63 years. Where pensionable service is less than 20 years, the pension is calculated at one-thirtieth of the retirement salary for each year of service. With the Company's consent, executive Directors may retire from age 50. After age 58, Company consent to early retirement is not required. Pensions are reduced in the event of early retirement. Death-in-service cover is a lump sum of four times pensionable earnings. In addition, a spouse's pension of 33% of pensionable earnings is payable, together with an allowance for dependent children up to a maximum of 33% of pensionable earnings where relevant. On the death of a retired Director, a spouse's pension of 50% of the Director's pension is payable. Once the pension is in payment, the part of the Director's pension above the Guaranteed Minimum Pension will be increased each year in line with the increase in the retail price index, capped at 7.5%, above which increases are at the Trustees' discretion.

The table below sets out the pension benefits earned by executive Directors for the year ended 31 December 2005:

	Age at year-end	Accrued benefit at beginning of period	Increase in period (net of indexation)	Transfer value of increase in period	Accrued benefit at end of period	Transfer value at beginning of period	Transfer value at end of period	Movement in transfer value during period*
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
J. Blogh[1]	62	185	21	387	206	2,842	3,781	935
D. Caster	52	75	24	235	101	736	1,071	318
A. Hamment	51	46	4	33	52	424	514	82
F. Hope	51	30	3	25	35	276	339	56
D. Jeffcoat	55	15	4	38	19	172	238	58

*Less Directors' contributions.

[1] J. Blogh's contributions were to his date of retirement on 22 April 2005.

Directors' remuneration

Directors' emoluments are detailed below:

	Basic salary	Other cash emoluments	Fees	Annual performance bonus	Benefits	2005 Total	2004 Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
P. Macfarlane	-	-	19	-	-	19	70
C. Bailey	-	-	27	-	-	27	-
J. Blogh[1]	66	-	89	29	11	195	344
D. Caster	239	-	-	107	23	369	297
I. Griffiths	-	-	29	-	-	29	27
A. Hamment	130	12	-	58	2	202	194
F. Hope	175	-	-	79	18	272	256
D. Jeffcoat	175	7	-	79	5	266	257
A. Walker	-	-	34	-	-	34	32
	785	19	198	352	59	1,413	1,477

[1] J. Blogh's basic salary, annual performance bonus and benefits covered his period of employment as Chief Executive from 1 January 2005 to 22 April 2005. His fees covered the period from 23 April 2005 to 31 December 2005.

Pension contributions to Directors of £102,905 (2004: £118,600) were paid by the Company, including £38,133 (2004: £33,075) in respect of the highest paid Director. Other benefits of executive Directors comprise a car (or allowance), provision of fuel and insurances for life, personal accident and family medical cover. Non-executive Directors are not eligible for pension scheme membership and do not participate in any of the Group's bonus or other incentive plans.

Directors' interests under Long-Term Incentive Plans

As described above, the Company operated the Old LTIP until its expiry and replacement by the New LTIP. Details of the Directors' interests in these arrangements are given on the following page:

Directors' interests under Long-Term Incentive Plans (continued)

Interests under the Ultra Electronics Long-term Incentive Plan (the 'Old LTIP')

	No. of shares					Market price of shares	Crystallising dates of outstanding
Award periods	J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat	granted	awards
2002	52,170	31,302	24,662	29,879	32,013	£4.22	April 2005
Interests at 1 January 2005	52,170	31,302	24,662	29,879	32,013		
2002 award crystallised during the year	(43,822)	(26,293)	(20,716)	(25,098)	(26,890)		
2002 award lapsed during year	(8,348)	(5,009)	(3,946)	(4,781)	(5,123)		
Interests at 31 December 2005	-	-	-	-	-		

The 2002 award crystallised during the year as detailed above. This award was granted under the Old LTIP that was subject to the same performance conditions disclosed above in relation to the New LTIP. The actual date of the award was February 2002. The market price of the shares when granted was £4.22: the market price of the shares on vesting was £7.40. The aggregate gain made by the executive Directors under the Old LTIP during the year was £1,056,503 (2004: £762,325).

No awards were made under the Old LTIP in 2005, nor shall be made in the future.

Interests under the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP')

	No. of shares					Market price of shares	Crystallising dates of outstanding
Award periods	J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat	granted	awards
2003	50,864	30,386	24,221	29,065	31,047	£4.54	April 2006
2004	49,443	29,084	23,267	27,727	29,278	£5.16	April 2007
Interests at 1 January 2005	100,307	59,470	47,488	56,792	60,325		
2005	26,280	26,954	16,576	22,237	21,832	£7.42	April 2008
Interests at 31 December 2005	**126,587**	**86,424**	**64,064**	**79,029**	**82,157**		

These awards are subject to the comparative EPS-based performance conditions described above. During the year, the Group purchased 79,155 shares (nominal value of £3,958) for a net £596,000 relating to the 2005 awards (2004: 196,878 shares – £1,124,000). This includes £481,000 worth of Ultra shares for the Directors (2004: £902,000). The Group purchased 79,155 shares for the 2005 award at the then mid-market price from Directors who sold shares on crystallisation of the 2002 awards as noted above. The mid-market price was £7.53 on the date of purchase. Shares were sold by J. Blogh (17,663), D. Caster (10,598), A. Hamment (20,716) and D. Jeffcoat (5,523).

On the 23 April 2005, J. Blogh retired as Chief Executive and became non-executive Chairman. The Remuneration Committee having taken appropriate external advice, made a descretionary decision to allow him to retain his existing LTIP entitlement at that time.

Directors' interests under the All-Employee Share Ownership Plan

As described above, the Company operates an All-Employee Share Ownership Plan ('AESOP') in which the executive Directors are eligible to participate. Details of the executive Directors' interests in this arrangement are given below:

Name of Director	Interests as at 1 January 2005	Partnership shares acquired during year	Interests as at 31 December 2005	Partnership shares acquired from 1 January 2006 to 27 February 2006	Interests as at 27 February 2006
D. Caster	1,181	**209**	**1,390**	**25**	**1,415**
A. Hamment	1,181	**209**	**1,390**	**25**	**1,415**
F. Hope	1,181	**209**	**1,390**	**25**	**1,415**
D. Jeffcoat	1,090	**206**	**1,296**	**25**	**1,321**
Total	4,633	**833**	**5,466**	**100**	**5,566**

Directors' interests under the All-Employee Share Ownership Plan (continued)

During the year, the Share Ownership Plan Trust, established and operated in connection with the AESOP, purchased 53,426 (2004: 65,672) Ultra Electronics Holdings plc shares (nominal value £2,671) for £431,750 (2004: £394,475). One executive Director, David Jeffcoat, is a trustee of the Plan Trust as well as participating in the AESOP.

Directors' interests

Details of Directors' shareholdings are given below:

	At start of year		**At end of year**		**At 27 February 2006**
	Direct ownership	Indirect beneficial ownership	**Direct ownership**	**Indirect beneficial ownership**	**Direct ownership**
C. Bailey	-	-	**-**	**2,500**	**-**
J. Blogh	232,000	884,921	**258,159**	**884,921**	**258,159**
D. Caster	520,590	500,576	**536,494**	**500,576**	**536,519**
I. Griffiths	-	-	**-**	**-**	**-**
A. Hamment	55,154	43,535	**55,363**	**43,535**	**55,388**
F. Hope	50,683	-	**75,990**	**-**	**76,015**
D. Jeffcoat	5,458	13,500	**40,531**	**-**	**40,556**
A. Walker	1,096	469	**1,096**	**469**	**1,096**

There were no changes in indirect beneficial ownership between 1 January 2006 and 27 February 2006.

Andrew Walker
Chairman of the Remuneration Committee
27 February 2006

To the members of Ultra Electronics Holdings plc

We have audited the Group financial statements (the "financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the related notes numbered 1 to 28 and the statement of accounting policies. These financial statements have been prepared under the accounting policies set out therein.

The Corporate governance statement and the Directors' Remuneration report are included in the individual Company Annual Report of Ultra Electronics Holdings plc for the year ended 31 December 2005. We have reported separately on the individual Company financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2005 and on the information in the Directors' Remuneration report included in the Annual Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the Directors' report and the other information contained in the Annual Report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
27 February 2006

	Note	2005 £'000	2004 £'000
Continuing operations			
Revenue	*3*	**342,410**	310,742
Cost of sales		**(250,160)**	(229,627)
Gross profit		**92,250**	81,115
Other operating income		**4,805**	3,828
Distribution costs		**(825)**	(777)
Administrative expenses		**(48,393)**	(40,599)
Other operating expenses		**-**	(273)
Profit from operations	*4*	**47,837**	43,294
Investment revenue	*6*	**553**	157
Finance costs	*7*	**(7,688)**	(3,362)
Profit before tax		**40,702**	40,089
Tax	*8*	**(11,292)**	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent		**29,410**	29,151
Earnings per ordinary share (pence)			
From continuing operations			
Basic	*10*	**43.9**	43.7
Diluted	*10*	**43.5**	43.4

The accompanying notes are an integral part of this consolidated income statement.

	Note	2005 £'000	2004 £'000
Non-current assets			
Intangible assets	*11*	**150,494**	114,843
Property, plant and equipment	*12*	**22,844**	20,213
Deferred tax assets	*20*	**17,301**	14,000
		190,639	149,056
Current assets			
Inventories	*13*	**25,937**	22,557
Trade and other receivables	*15*	**74,412**	68,352
Cash and cash equivalents		**40,193**	24,060
		140,542	114,969
Total assets		**331,181**	264,025
Current liabilities			
Trade and other payables	*16*	**(104,009)**	(90,098)
Tax liabilities		**(8,089)**	(8,030)
Obligations under finance leases	*17*	**(36)**	(21)
Bank overdrafts and loans	*18*	**-**	(48,104)
Short-term provisions	*21*	**(7,028)**	(3,164)
		(119,162)	(149,417)
Non-current liabilities			
Retirement benefit obligations	*26*	**(46,576)**	(40,219)
Other payables	*16*	**(930)**	(1,115)
Deferred tax liabilities	*20*	**(1,149)**	(1,406)
Obligations under finance leases	*17*	**(67)**	(10)
Bank overdrafts and loans	*18*	**(74,367)**	-
Long-term provisions	*21*	**(3,874)**	(7,472)
		(126,963)	(50,222)
Total liabilities		**(246,125)**	(199,639)
Net assets		**85,056**	64,386
Equity			
Share capital	*22*	**3,361**	3,345
Share premium account	*23*	**31,679**	30,306
Own shares	*23*	**(2,641)**	(2,807)
Hedging and translation reserves	*23*	**(990)**	(1,098)
Retained earnings	*23*	**53,647**	34,640
Total equity attributable to equity holders of the parent		**85,056**	64,386

Signed on behalf of the Board

D. Caster, *Chief Executive*

D. Jeffcoat, *Finance Director*
27 February 2006

The accompanying notes are an integral part of this consolidated balance sheet.

	Note	2005 £'000	2004 £'000
Net cash from operating activities	*24*	**48,217**	44,121
Investing activities			
Interest received		**549**	157
Purchase of property, plant and equipment		**(7,311)**	(5,246)
Proceeds on disposal of property, plant and equipment		**100**	3
Expenditure on product development and other intangibles		**(2,909)**	(1,919)
Acquisition of subsidiary undertakings (net of cash acquired)		**(36,610)**	(23,288)
Net cash used in investing activities		**(46,181)**	(30,293)
Financing activities			
Issue of share capital		**1,389**	2,237
Purchase of Long-Term Incentive Plan shares		**(596)**	(1,124)
Dividends paid		**(9,567)**	(8,531)
Increase/(repayments) of borrowings		**21,747**	(1,400)
Repayments of obligations under finance leases		**(20)**	(3)
New finance leases		**92**	-
Net cash used in financing activities		**13,045**	(8,821)
Net increase in cash and cash equivalents		**15,081**	5,007
Cash and cash equivalents at beginning of year		**24,060**	18,044
Effect of foreign exchange rate changes		**1,052**	1,009
Cash and cash equivalents at end of year		**40,193**	24,060

The accompanying notes are an integral part of this consolidated cash flow statement.

Consolidated statement of recognised income and expense

For the year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Exchange differences on translation of foreign operations		**108**	(1,098)
Actuarial losses on defined benefit pension schemes (net of deferred tax and exchange rate movements)	*26*	**(3,580)**	(7,492)
Fair value of derivatives at 1 January 2005		**2,268**	-
Loss on cash flow hedge		**(144)**	-
Tax on items taken directly to equity		**(522)**	95
Net expense recognised directly in equity		**(1,870)**	(8,495)
Profit for the year		**29,410**	29,151
Total recognised income and expense for the year attributable to equity holders of the parent	*23*	**27,540**	20,656

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

1 Segment information

	2005 External revenue £'000	2005 Internal revenue £'000	2005 Total £'000	2004 External revenue £'000	2004 Internal revenue £'000	2004 Total £'000
Revenue						
Aircraft & Vehicle Systems	**84,370**	**982**	**85,352**	76,593	1,072	77,665
Information & Power Systems	**117,268**	**7,632**	**124,900**	113,689	3,116	116,805
Tactical & Sonar Systems	**140,772**	**8,035**	**148,807**	120,460	11,719	132,179
Eliminations	**-**	**(16,649)**	**(16,649)**	-	(15,907)	(15,907)
Consolidated revenue	**342,410**	**-**	**342,410**	310,742	-	310,742

	2005 £'000	2004 £'000
Profit from operations		
Aircraft & Vehicle Systems	**15,923**	14,867
Information & Power Systems	**18,094**	15,038
Tactical & Sonar Systems	**17,117**	13,389
	51,134	43,294
Amortisation of intangibles arising on acquisition*	**(3,297)**	-
Profit from operations	**47,837**	43,294
Investment revenue	**553**	157
Finance costs	**(7,688)**	(3,362)
Profit before tax	**40,702**	40,089

*All of the charge relating to the amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2005 £'000	2004 £'000	**2005 £'000**	2004 £'000
Division				
Aircraft & Vehicle Systems	**2,177**	1,860	**1,208**	1,121
Information & Power Systems	**4,420**	2,711	**3,233**	2,186
Tactical & Sonar Systems	**3,623**	2,593	**7,141**	2,184
Total	**10,220**	7,164	**11,582**	5,491

The 2005 depreciation and amortisation expense includes £5,450,000 of amortisation charges (2004: £422,000) and £6,132,000 of property, plant and equipment depreciation charges (2004: £5,069,000). The increase in the amortisation charge results from the amortisation of intangible assets arising on the acquisition of the aircraft instrument business of Horizon Aerospace LLC (Horizon) and Audiopack Technologies Inc (Audiopack). These intangible assets (intellectual property, customer relationships and profit in opening order book) had a fair value at acquisition of £28,100,000. Both Horizion and Audiopack are included within Tactical & Sonar Systems.

Total assets by segment

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems	**67,144**	64,222
Information & Power Systems	**64,439**	62,162
Tactical & Sonar Systems	**141,441**	99,581
	273,024	225,965
Unallocated	**58,157**	38,060
Total assets	**331,181**	264,025

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

1 **Segment information (continued)**

Total liabilities by segment (continued)

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems	**(25,454)**	(22,671)
Information & Power Systems	**(38,528)**	(41,833)
Tactical & Sonar Systems	**(49,987)**	(37,376)
	(113,969)	(101,880)
Unallocated	**(132,156)**	(97,759)
Total liabilities	**(246,125)**	(199,639)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations and bank loans and overdrafts.

Revenue by destination

	2005 £'000	2004 £'000
United Kingdom	**132,603**	132,138
Continental Europe	**38,938**	32,948
North America	**145,338**	109,345
Rest of World	**25,531**	36,311
	342,410	310,742

Other Information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom	**131,336**	128,349	**6,430**	4,626
North America	**141,688**	97,616	**3,790**	2,538
	273,024	225,965	**10,220**	7,164

2 **Additional performance measures**

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2005 £'000	2004 £'000
Profit from operations	**47,837**	43,294
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Operating profit (adjusted)[(a)]	**51,134**	43,294
Profit before tax	**40,702**	40,089
Add: Loss on fair value movements on derivatives	**3,436**	-
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Profit before tax (adjusted)[(b)]	**47,435**	40,089
Cash generated by operations *(see note 24)*	**64,499**	55,216
Purchase of property, plant and equipment	**(7,311)**	(5,246)
Proceeds on disposal of property, plant and equipment	**100**	3
Expenditure on product development and other intangibles	**(2,909)**	(1,919)
Purchase of Long-Term Incentive Plan shares	**(596)**	(1,124)
Operating cash flow (adjusted)[(c)]	**53,783**	46,930

2 Additional performance measures (continued)

Operating profit at [(a)] in the table opposite has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. *Profit before tax as shown at [(b)] in the opposite table and adjusted earnings per share (see note 10)* are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([(b)] in the opposite table) and adjusted earnings per share *(see note 10)* before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted)[(c)], rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3 Revenue

An analysis of the Group's revenue is as follows:

	2005 £'000	2004 £'000
Sales of goods	**212,287**	185,323
Revenue from long term contracts	**130,123**	125,419
	342,410	310,742

4 Profit from operations

Profit from operations is stated after charging/(crediting):

	2005 £'000	2004 £'000
Raw materials and other bought in inventories expensed in the year	**129,779**	129,293
Depreciation and amounts written off property, plant and equipment	**6,132**	5,069
Amortisation of internally generated intangible assets	**1,495**	377
Amortisation of acquired intangible assets	**3,955**	45
Net foreign exchange (gains)/losses	**(2,577)**	687
(Profit)/loss on disposal of property, plant and equipment	**(4)**	58
Operating lease rentals		
– plant and machinery	**1,073**	1,147
– other	**4,064**	3,773
Research and development costs	**15,124**	13,561
Auditors' remuneration		
– Group audit fees and expenses	**306**	248
– other fees and expenses *(see below)*	**109**	46

Other fees paid to Deloitte & Touche LLP represent £107,000 in relation to IFRS audit work (2004: £43,000) and £2,000 in relation to audit related services (2004: £3,000). No fees were paid to Deloitte & Touche LLP during the year in respect of due diligence work connected with acquisitions (2004: £31,000, which was included in the cost of the relevant investments).

5 Staff costs

Particulars of employees (including executive Directors) are shown below.

Employee costs during the year amounted to:

	2005 £'000	2004 £'000
Wages and salaries	**94,478**	87,290
Social security costs	**9,588**	8,988
Other pension costs	**6,353**	5,469
	110,419	101,747

The average monthly number of persons employed by the Group during the year was as follows:

	2005 Number	2004 Number
Production	**1,157**	1,105
Engineering	**1,143**	1,048
Selling	**190**	163
Support services	**390**	362
	2,880	2,678

Information on Directors' remuneration is given in the section of the Remuneration report described as having been audited, and those elements required by the Companies Act 1985 and the Financial Services Authority form part of these accounts.

6 Investment revenue

	2005 £'000	2004 £'000
Interest revenue	**553**	157

7 Finance costs

	2005 £'000	2004 £'000
Amortisation of finance costs of debt	**137**	130
Interest payable on bank loans and overdrafts	**3,164**	2,700
Interest payable on finance leases	**2**	3
Total borrowing costs	**3,303**	2,833
Loss on fair value movement on derivatives	**3,436**	-
Retirement benefit scheme finance charges	**949**	529
	7,688	3,362

8 Tax

	2005 £'000	2004 £'000
UK taxes		
Corporation tax	**7,415**	8,277
Adjustment in respect of prior years	**(161)**	(1,307)
	7,254	6,970
Overseas taxes		
Current taxation	**5,400**	3,383
Adjustment in respect of prior years	**405**	688
	5,805	4,071
Total current tax	**13,059**	11,041
Deferred tax		
Origination and reversal of timing differences		
UK and overseas deferred tax	**(1,767)**	(103)
Total tax charge	**11,292**	10,938

Corporation tax in the UK is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for the other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8 Tax (continued)

The amount of deferred tax charged to equity is shown in note 20.

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2005 £'000	2004 £'000
Group profit before tax	**40,702**	40,089
Tax on Group profit at standard UK Corporation tax rate of 30% (2004: 30%)	**12,211**	12,027
Effects of:		
Tax effect of income/expenses that are not taxable/allowable in determining taxable profits	**(1,105)**	(1,359)
Tax effect of losses not previously recognised	**(516)**	(544)
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	**457**	1,433
Tax effects of adjustments in respect of prior periods	**245**	(619)
Tax expense for the year	**11,292**	10,938

9 Dividends

Amounts recognised as distributions to equity holders in the year:

	2005 £'000	2004 £'000
Final dividend for the year ended 31 December 2004 of 9.2p (2003: 8.2p) per share	**6,078**	5,462
Interim dividend for the year ended 31 December 2005 of 5.2p (2004: 4.6p) per share	**3,489**	3,069
	9,567	8,531
Proposed final dividend for the year ended 31 December 2005 of 10.7p (2004: 9.2p) per share	7,134	6,078

The 2005 proposed final dividend was approved by the Board after 31 December 2005 and has not been included as a liability as at 31 December 2005.

10 Earnings per share

	2005 pence	2004 pence
Basic adjusted *(see below)*	**50.7**	43.7
Diluted adjusted *(see below)*	**50.3**	43.4
Basic	**43.9**	43.7
Diluted	**43.5**	43.4

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	2005 £'000	2004 £'000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**29,410**	29,151
Adjusted earnings		
Profit for the period from continuing operations	**29,410**	29,151
Loss on fair value movements on derivatives (net of tax)	**2,433**	-
Amortisation of intangibles arising on acquisition (net of tax)	**2,143**	-
Earnings for the purposes of adjusted earnings per share	**33,986**	29,151

	Number of shares	Number of shares
The weighted average number of shares is given below:		
Number of shares used for basic EPS	**67,074,121**	66,645,930
Number of shares deemed to be issued at nil consideration following exercise of share options	**524,441**	450,434
Number of shares used for fully diluted EPS	**67,598,562**	67,096,364

11 Intangible assets

	Goodwill £'000	Intellectual property £'000	Customer relationships £'000	Development costs £'000	Other £'000	Total £'000
Cost						
Beginning of year	107,419	3,547	-	4,369	718	116,053
Exchange differences	1,807	558	354	186	41	2,946
Transfers	-	-	-	(167)	3,031	2,864
Additions	810	-	-	2,166	743	3,719
Disposals	-	-	-	(352)	-	(352)
Acquisitions	5,341	7,319	19,093	-	1,836	33,589
End of year	**115,377**	**11,424**	**19,447**	**6,202**	**6,369**	**158,819**
Amortisation						
Beginning of year	-	-	-	(1,007)	(203)	(1,210)
Exchange differences	-	(13)	(34)	(106)	(47)	(200)
Transfers	-	-	-	-	(1,817)	(1,817)
Charge	-	(726)	(864)	(1,495)	(2,365)	(5,450)
Disposals	-	-	-	352	-	352
End of year	**-**	**(739)**	**(898)**	**(2,256)**	**(4,432)**	**(8,325)**
Carrying amount						
Beginning of year	107,419	3,547	-	3,362	515	114,843
End of year	**115,377**	**10,685**	**18,549**	**3,946**	**1,937**	**150,494**

Other represents software and patents and trademarks. Amortisation of intangible assets is included within administrative expenses. Transfers relate to items previously included within property, plant and equipment.

Intangible assets, other than goodwill, are amortised on a straight line basis over their estimated useful lives, typically as follows:

Intellectual property	10 years
Customer relationships	10 years
Development costs	2 to 10 years
Software	3 to 5 years
Patents and trademarks	10 to 20 years

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems		
Datel	**35,375**	35,375
Information & Power Systems (comprising several CGUs)	**19,670**	18,866
Tactical & Sonar Systems		
UnderSea Sensor Systems Inc.	**14,172**	14,172
Tactical Communication Systems	**19,305**	19,305
DNE Technologies	**16,012**	14,380
Other	**10,843**	5,321
	115,377	107,419

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

11 Intangible assets (continued)

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on an estimated growth rate of nil per cent.

The rate used to discount the forecast cash flows is 8.4%.

A detailed review of the carrying value of goodwill at 31 December 2005 has been performed and the Directors consider that no adjustment is required.

a) Acquisitions during the year

In aggregate, consideration of £36,832,000 was paid in respect of acquisitions, all of which was discharged by means of cash and cash equivalents. Aggregate assets and liabilities acquired comprised intangible assets of £28,248,000, property, plant and equipment of £1,701,000, cash of £222,000, inventories of £1,330,000, receivables of £1,359,000, current liabilities of £1,397,000 and provisions of £461,000.

Horizon Aerospace LLC

On 28 March 2005 the Group, through a subsidiary, purchased the trade and assets of Horizon Aerospace LLC, a business based in Victor, New York, USA, for a cash consideration before expenses of £2.4 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	-	476	476
Property, plant and equipment	361	(36)	325
Current assets:			
Inventories	660	(254)	406
Receivables	418	-	418
Current liabilities	(145)	-	(145)
Provisions:			
Warranty	(79)	(66)	(145)
Other	(31)	(161)	(192)
Net assets acquired	1,184	(41)	1,143
Goodwill capitalised at acquisition			1,276
Purchase consideration, including acquisition costs			2,419

Horizon made a contribution to Group profit after tax of £246,000 in the period from the date of acquisition to 31 December 2005. The goodwill arising on the acquisition is attributable to the anticipated future operating synergies deriving from the combination of businesses.

11 Intangible assets (continued)

Audiopack Technologies Inc.

On 15 July 2005 the Group, through a subsidiary, purchased all of the share capital of Audiopack Technologies Inc., a Company based in Cleveland, Ohio, USA, for a cash consideration before expenses of £33.7 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	105	27,667	27,772
Property, plant and equipment	1,461	(85)	1,376
Current assets:			
Cash at bank	222	-	222
Inventories	1,760	(836)	924
Receivables	941	-	941
Current liabilities	(1,243)	(9)	(1,252)
Provisions:			
Warranty	(10)	(114)	(124)
Net assets acquired	3,236	26,623	29,859
Goodwill capitalised at acquisition			4,065
Purchase consideration, including acquisition costs			33,924

Audiopack contributed a loss after tax of £1,779,000 in the period from date of acquisition to 31 December 2005, after acquisition financing costs of £850,000 and amortisation of intangibles of £2,405,000. The goodwill arising on the acquisition is attributable to the anticipated profits resulting from the access to new markets for the Group's existing products.

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the year would have been £350.0 million and Group profit attributable to equity holders of the parent would have been £30.5 million.

b) Revisions to provisional fair values – Videcom

Fair values on acquisition have been adjusted for Videcom which was purchased in July 2004. The revisions in value relate primarily to debtor provisions no longer required. These additional fair value adjustments have resulted in a reduction to goodwill at acquisition. Deferred consideration of £300,000 was paid during the year.

	Book value	Adjustments as at 31 December 2004	Further adjustments	Fair value
	£'000	£'000	£'000	£'000
Intangible fixed assets	-	-	-	-
Property, plant and equipment	50	-	(25)	25
Current assets:				
Inventories	264	-	-	264
Receivables	648	(259)	122	511
Current liabilities	(544)	(31)	58	(517)
Provisions:				
Warranty	(57)	-	-	(57)
Net assets acquired	361	(290)	155	226
Goodwill capitalised at acquisition				1,304
Purchase consideration, including acquisition costs				1,530

c) Additional purchase consideration – SML Limited

During the year contingent purchase consideration amounting to £958,000 became payable to the previous owners on the satisfaction of certain post acquisition performance targets, of which £189,000 was paid during the year. This amount had not previously been provided and resulted in additional goodwill arising in relation to SML Limited of £958,000.

12 Property, plant and equipment

	Land and Buildings Freehold £'000	Short leasehold £'000	Plant and machinery £'000	Total £'000
Cost				
At 1 January 2004	6,223	4,012	41,280	51,515
Foreign exchange differences	(19)	(32)	(551)	(602)
Acquisition of subsidiary undertakings	-	186	956	1,142
Additions	34	187	5,059	5,280
Disposals	-	(51)	(537)	(588)
Transfers	-	(101)	101	-
At 1 January 2005	**6,238**	**4,201**	**46,308**	**56,747**
Foreign exchange differences	**358**	**98**	**2,293**	**2,749**
Acquisition of subsidiary undertakings	**872**	**-**	**829**	**1,701**
Additions	**76**	**436**	**6,799**	**7,311**
Disposals	-	-	**(1,741)**	**(1,741)**
Transfers	-	-	**(2,864)**	**(2,864)**
At 31 December 2005	**7,544**	**4,735**	**51,624**	**63,903**
Accumulated Depreciation				
At 1 January 2004	(1,170)	(2,361)	(28,814)	(32,345)
Foreign exchange differences	(3)	5	351	353
Charge	(162)	(284)	(4,623)	(5,069)
Disposals	-	-	527	527
At 1 January 2005	**(1,335)**	**(2,640)**	**(32,559)**	**(36,534)**
Foreign exchange differences	**(127)**	**(28)**	**(1,700)**	**(1,855)**
Charge	**(207)**	**(357)**	**(5,568)**	**(6,132)**
Disposals	**-**	**-**	**1,645**	**1,645**
Transfers	**-**	**-**	**1,817**	**1,817**
At 31 December 2005	**(1,669)**	**(3,025)**	**(36,365)**	**(41,059)**
Carrying amount				
At 31 December 2005	**5,875**	**1,710**	**15,259**	**22,844**
At 31 December 2004	4,903	1,561	13,749	20,213

Freehold land amounting to £3,115,000 (2004: £1,175,600) has not been depreciated. The net book value of plant and machinery held under finance leases was £101,000 (2004: £38,000).

13 Inventories

	2005 £'000	2004 £'000
Raw materials and consumables	**17,578**	11,491
Work in progress	**6,376**	8,836
Finished goods and goods for resale	**1,983**	2,230
	25,937	22,557

14 Long-term contract balances

	2005 £'000	2004 £'000
Contracts in progress at the balance sheet date:		
Amounts due from contract customers included in trade and other receivables	**23,026**	23,978
Amounts due to contract customers included in trade and other payables	**(32,745)**	(23,096)
	(9,719)	882
Contract costs incurred plus recognised profits less recognised losses to date	**438,452**	464,731

At 31 December 2005, retentions held by customers for contract work amounted to £2,206,000 (2004: £845,000). Advances received from customers for contract work amounted to £27,976,000 (2004: £22,696,000).

15 Trade and other receivables

	2005 £'000	2004 £'000
Trade receivables	**47,052**	40,482
Amounts due from contract customers	**23,026**	23,978
Derivatives at fair value	**663**	-
Other receivables	**1,885**	2,125
Prepayments and accrued income	**1,786**	1,767
	74,412	68,352

Credit risk

The Group's principal financial assets are bank balances, cash and trade and other receivables.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

16 Trade and other payables

	2005 £'000	2004 £'000
Amounts included in current liabilities:		
Trade payables	**27,797**	25,215
Amounts due to contract customers	**32,745**	23,096
Derivatives at fair value	**1,975**	-
Other payables	**11,712**	11,419
Accruals and deferred income	**29,780**	30,368
	104,009	90,098

Amounts included within accruals and deferred income include £7,401,000 (2004: £5,602,000) relating to customer funding of inventories.

	2005 £'000	2004 £'000
Amounts included in non current liabilities:		
Other payables	**223**	364
Accruals and deferred income	**707**	751
	930	1,115

17 Finance leases

Minimum lease payments

	2005 £'000	2004 £'000
Amounts payable under finance leases:		
Within one year	**36**	21
Between one and five years	**75**	12
	111	33
Less: future finance charges	**(8)**	(2)
	103	31

18 Bank overdrafts and loans

	2005 £'000	2004 £'000
Bank loans and overdrafts are payable as follows:		
Within one year or on demand	-	48,227
Between two and five years	**74,708**	-
	74,708	48,227
Less: unamortised finance costs of debt	**(341)**	(123)
	74,367	48,104

On 18 November 2005 the Group renewed its banking facilities that are provided by a small syndicate of banks, led by The Royal Bank of Scotland. The new facility, which provides up to £120 million of revolving credit over a five year period, is denominated in Sterling, US dollars and Canadian dollars and is used for balance sheet and operational needs. A further £10 million overdraft is available for short-term working capital funding.

All bank loans are unsecured. Interest is charged at 0.375% (2004: 0.75%) over base rate.

At 31 December 2005, the Group had available £45,292,000 (2004: £31,773,000) of undrawn committed borrowing facilities. These undrawn facilities all expire within five years (2004: within one year).

19 Derivative financial instruments

Exposure to currency and interest rate risks arise in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Currency risk

The Group utilises currency derivatives in the form of forward currency contracts to hedge its foreign currency risk. The currencies giving rise to this risk are primarily US dollars, Canadian dollars and Euros.

As noted in the Company's press release on 22 June 2005, the Group has applied IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis. This note therefore includes the disclosures required by IAS 32 and IAS 39 for the year ended 31 December 2005 and the disclosures required by Financial Reporting Standard 13 for the year ended 31 December 2004.

At 31 December 2005, the fair value of the Group's currency derivatives is estimated to be a liability of approximately £1,168,000, comprising £663,000 assets included in trade and other receivables and £1,831,000 liabilities included in trade and other payables. At 1 January 2005 an asset of £2,268,000 was recognised. The loss on derivative financial instruments included in the Group's consolidated income statement for the period was £3,436,000 (2004: £nil).

The derivative financial instruments maturity dates are typically between one to eighteen months from the balance sheet date. Where specific risks are identified maturity dates can extend beyond eighteen months.

The nominal values of the derivative contracts as at the 31 December 2005 were as follows:

Australian dollars	Aus$0.4m
Euros	€12.0m
New Zealand dollars	NZ$25.9m
US dollars	US$116.6m
Japanese yen	Yen297.3m

Net investment hedges

The Group has net investments in US and Canadian companies. The associated foreign currency translation risk is hedged by external borrowings in US and Canadian dollars. The value of the borrowings do not exceed the net investments, meeting the conditions required to qualify as effective hedges.

19 Derivative financial instruments (continued)

Interest rate risk

During the year the Group used interest rate swaps to manage its exposure to interest rate movements on its bank borrowings. The interest rate swaps, denominated in US dollars and Canadian dollars, have been entered into to achieve an appropriate mix of fixed and floating rate exposure reflecting the Group's policy. The swaps will mature over the next three years and have fixed swap rates ranging from 4.175 per cent to 4.815 per cent. The floating rates are US dollar LIBOR and Canadian dollar LIBOR. The nominal amounts of the interest rate swaps are US$40m and CAD$30m.

The interest rate swaps are designated effective cash flow hedges and the change in fair value has been charged to equity. At 31 December 2005, the net fair value of interest rate swaps was £144,000 (2004: £nil). There has been no offset in the income statement against hedged interest payments made in the period. The fair value will be realised in the income statement on a quarterly basis over the life of the swap as the interest is paid.

The effective interest rates and re-pricing dates of the Group's financial assets and liabilities were as follows:

	Effective interest rate	Total	Within 1 year	1 to 2 years	2 to 5 years
2005					
Cash and cash equivalents	**2.95%**	**40,193**	**40,193**	-	-
Unsecured bank loans:					
GBP loan	**5.50%**	**19,159**	-	-	**19,159**
US dollar loan	**4.01%**	**33,990**	-	-	**33,990**
Canadian dollar loan	**3.14%**	**21,218**	-	-	**21,218**
Finance lease liabilities	**4.25%**	**103**	**36**	**67**	-

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2005 £'000	Fair value 2005 £'000	Carrying amount 2004 £'000	Fair value 2004 £'000
Cash and cash equivalents	**40,193**	**40,193**	24,060	24,060
Interest rate swaps	**(144)**	**(144)**	-	(134)
Foreign exchange contracts	**(1,168)**	**(1,168)**	-	2,268
Unsecured bank loans	**(74,367)**	**(74,367)**	(48,104)	-
Finance lease liabilities	**(103)**	**(103)**	(31)	(31)

Estimation of fair values

Forward exchange contracts are marked to market using listed market prices. For interest rate swaps broker quotes are used.

FRS 13 disclosures for the year ended 31 December 2004

As previously mentioned the Group has applied IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Information for the year ended 31 December 2004 has not been re-stated and the additional disclosures required for that year under Financial Reporting Standard 13 are as follows:

Interest rate profile

	At floating interest rates 2004 £'000
Financial assets	
Sterling	5,994
US dollars	12,554
Canadian dollar	4,060
Korean Won	868
Euro	442
Other	142
	24,060

All of the financial assets of the Group comprised of cash.

19 Derivative financial instruments (continued)

	At fixed interest rates 2004 £'000	At floating interest rates 2004 £'000	Financial liabilities on which no interest is paid 2004 £'000	Total 2004 £'000
Financial liabilities				
Sterling	14,892	-	951	15,843
US dollars	16	13,292	62	13,370
Canadian dollar	-	19,935	102	20,037
	14,908	33,227	1,115	49,250

The benchmark rate for floating interest rates is the Royal Bank of Scotland base rate.

The financial liabilities of the Group comprised the following:

	2004 £'000
Total borrowings and finance leases	48,135
Creditors: Amounts falling due after more than one year	
– Other payables	1,115
	49,250

The weighted average profile for fixed rate liabilities at 31 December 2004 was as follows:

	Fixed rate financial liabilities	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency		
Sterling	7.5	1

Currency risk

The table below shows the extent to which Group companies had monetary assets and liabilities in currencies other than their functional currencies.

Net foreign currency monetary assets

	US$ 2004 £'000	C$ 2004 £'000	Korean Won 2004 £'000	Other 2004 £'000	Total 2004 £'000
Functional currency of Group operations					
Sterling	7,700	1,382	834	100	10,016
Canadian dollar	1,591	-	-	-	1,591
	9,291	1,382	834	100	11,607

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2004 was as follows:

	2004 £'000
In one year or less, or on demand	48,125
In more than one year but not more than two years	488
In more than two years but not more than five years	637
	49,250

19 Derivative financial instruments (continued)

Gains and losses on hedges

The gains and losses below were based on market values at 31 December 2004

	Gains £'000	Losses £'000	Total net gains/(losses) £'000
Unrecognised gains and (losses) on hedges at 31 December 2003	4,156	(3,109)	1,047
(Gains) and losses arising before 31 December 2003, recognised in 2004	(3,544)	2,154	(1,390)
Gains and (losses) arising before 31 December 2003, not recognised in 2004	612	(955)	(343)
Gains and (losses) arising in 2004, not recognised in 2004	3,038	(561)	2,477
Unrecognised gains and (losses) on hedges at 31 December 2004	3,650	(1,516)	2,134
Of which:			
Gains and (losses) expected to be recognised in 2005	2,757	(1,055)	1,702
Gains and (losses) expected to be recognised in 2006 and beyond	893	(461)	432

20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £'000	Employee share options costs £'000	Derivatives £'000	Retirement benefit obligations £'000	Goodwill £'000	Other £'000	Tax losses £'000	Total £'000
At 1 January 2004	(530)	606	-	8,821	(1,260)	839	729	9,205
Credit/(charge) to income	11	194	-	99	(702)	814	(313)	103
Credit/(charge) to equity	-	285	-	3,191	(190)	-	-	3,286
At 1 January 2005	(519)	1,085	-	12,111	(2,152)	1,653	416	12,594
Credit/(charge) to income	(178)	378	1,003	269	37	22	236	1,767
Credit/(charge) to equity	-	693	(660)	1,620	138	-	-	1,791
At 31 December 2005	**(697)**	**2,156**	**343**	**14,000**	**(1,977)**	**1,675**	**652**	**16,152**

The Group has not recognised deferred tax assets of £0.61 million (2004: £1.04 million) relating to tax losses, due to uncertainty as to their recoverability.

There are no temporary differences which arise in respect of undistributed earnings.

21 Provisions

	Warranties £'000	**Contract related provisions £'000**	**Total £'000**
At 1 January 2005	8,462	2,174	10,636
Additional provision	1,044	1,024	2,068
Utilisation of provision	(1,475)	(1,102)	(2,577)
Acquisition of subsidiary undertaking	269	192	461
Exchange differences	120	194	314
At 31 December 2005	**8,420**	**2,482**	**10,902**
Included in current liabilities	5,966	1,062	7,028
Included in non current liabilities	2,454	1,420	3,874
	8,420	**2,482**	**10,902**

Warranty and contract related provisions will be utilised over the period as stated in the contract to which each specific provision relates.

22 Share capital

	2005		2004	
	No.	**£'000**	No.	£'000
Authorised:				
5p ordinary shares	**90,000,000**	**4,500**	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	**67,221,085**	**3,361**	66,904,519	3,345

316,566 ordinary shares having a nominal value of £15,828 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received was £1,388,978.

Share Options

During the year to 31 December 2005, the Group operated the following equity settled share options:

1. Savings Related Share Option Scheme

A Savings Related Share Option Scheme is open to all US employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is two years. If the options remain unexercised after a period of three months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

A Savings Related Share Option Scheme is open to all Canadian employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is three years. If the options remain unexercised after a period of six months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

At 31 December 2005, share options outstanding under Ultra's Savings Related Share Option Schemes were as follows:

Options granted	Number of shares 2005	Number of shares 2004	Option price (£)	Exercise dates
2003	**44,933**	86,351	4.83	September 2005 - March 2006
2005	**46,554**	-	7.50	September 2007 - December 2007

2. Company Share Option Plan

The Company Share Option Plan provides share options for nominated employees in the UK. The purchase price is set at a mid-market price on the date of grant. This is an approved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after ten years from the date of grant.

At 31 December 2005, share options outstanding under Ultra's Company Share Option Plan were as follows:

Options granted	Number of shares 2005	Number of shares 2004	Option price (£)	Exercise dates
1996	**3,452**	10,624	2.87	March 2000 - November 2006
1998	**12,805**	15,891	4.05	March 2001 - March 2008
1999	**27,805**	34,733	4.15	March 2002 - March 2009
2000	**24,976**	32,967	3.855	May 2003 - May 2010
2001	**24,751**	31,436	4.385	March 2004 - March 2011
2002	**41,983**	74,196	4.485	March 2005 - March 2012
2003	**53,078**	54,798	4.525	March 2006 - March 2013
2004	**62,717**	66,703	5.97	March 2007 - March 2014
2005	**53,953**	-	7.28	March 2008 - March 2015

22 Share capital (continued)

3. Executive Share Option Plan

The Executive Share Option Plan provides share options for nominated employees in the UK, US and Canada. The purchase price is set at a mid-market price on the date of grant. This is an unapproved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after seven years from the date of grant.

At 31 December 2005, share options outstanding under Ultra's Executive Share Option Scheme were as follows:

Options granted	Number of shares 2005	Number of shares 2004	Option price (£)	Exercise dates
1999	**21,175**	43,095	4.15 to 4.265	March 2002 - September 2006
2000	**46,047**	60,216	3.855	May 2003 - May 2007
2001	**77,753**	119,866	4.385	March 2004 - March 2008
2002	**131,106**	230,263	4.485	March 2005 - March 2009
2003	**249,664**	267,988	4.525	March 2006 - March 2010
2004	**214,210**	224,592	5.97	March 2007 - March 2011
2005	**199,465**	-	7.28	March 2008 - March 2012

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price (£) 2005	Number of options 2005	Weighted average exercise price (£) 2004	Number of options 2004
Beginning of year	**4.75**	**1,353,719**	4.30	1,684,234
Granted during the year	**7.31**	**309,194**	5.97	296,865
Forfeited during the year	**5.85**	**(28,115)**	4.55	(59,123)
Exercised during the year	**4.43**	**(298,371)**	4.09	(568,257)
Outstanding at the end of the year	**5.39**	**1,336,427**	4.73	1,353,719
Exercisable at the end of the year	**4.34**	**456,786**	4.11	348,828

Share options were exercised on a regular basis throughout the year. The weighted average share price during the year was £8.21.

The Group's equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model using the following assumptions for both 2004 and 2005:

	Share save*	CSOP*	ESOS*	LTIP*
Weighted average share price (£)	6.42	5.94	5.80	**5.50**
Weighted average exercise price (£)	6.19	5.93	5.82	**N/A**
Expected volatility %	17.70	21.07	20.48	**19.4**
Expected option life (years)	2.19	6.00	5.00	**3.00**
Risk free interest rate %	4.13	4.43	4.34	**4.20**
Expected dividends %	1.95	2.17	2.23	**2.11**

*Figures in the above table show an average across similar schemes.

4. Long-Term Incentive Plan

Details in relation to the LTIP are included in the Directors' Remuneration report on page 40.

The Group recognised total expenses of £1,212,000 and £797,000 related to equity-settled share based payment transactions in 2005 and 2004 respectively. Expected volatility was determined by calculating the historic volatility of the Group's share price.

23 Reserves

	Share premium account £'000	Reserve for own shares £'000	Hedging and translation reserve £'000	Retained earnings £'000
Balance at 1 January 2004	28,096	(2,483)	-	21,417
Total recognised income and expense	-	-	(1,098)	21,754
Own shares acquired	-	(1,124)	-	-
Disposal of own shares	-	800	-	-
Issue of new shares	2,210	-	-	-
Dividends to shareholders	-	-	-	(8,531)
Balance at 31 December 2004	30,306	(2,807)	(1,098)	34,640
Total recognised income and expense	**-**	**-**	**108**	**27,432**
Own shares acquired	**-**	**(596)**	**-**	**-**
Disposal of own shares	**-**	**762**	**-**	**(762)**
Equity settled employee share scheme	**-**	**-**	**-**	**1,904**
Issue of new shares	**1,373**	**-**	**-**	**-**
Dividends to shareholders	**-**	**-**	**-**	**(9,567)**
Balance at 31 December 2005	**31,679**	**(2,641)**	**(990)**	**53,647**

Cumulative goodwill written off directly to reserves is £33,294,000 (2004: £33,294,000).

24 Notes to the cash flow statement

	2005 £'000	2004 £'000
Profit from operations	**47,837**	43,294
Adjustments for:		
Depreciation of property, plant and equipment	**6,132**	5,069
Amortisation of intangible assets	**5,450**	422
Cost of equity settled employee share schemes	**1,212**	797
Increase/(decrease) in post employment benefit obligation	**120**	(55)
(Profit)/loss on disposal of property, plant and equipment	**(4)**	58
(Decrease)/increase in provisions	**(366)**	2,849
Operating cash flows before movements in working capital	**60,381**	52,434
Increase in inventories	**(1,643)**	(524)
Increase in receivables	**(1,313)**	(3,528)
Increase in payables	**7,074**	6,834
Cash generated by operations	**64,499**	55,216
Income taxes paid	**(13,001)**	(8,317)
Interest paid	**(3,281)**	(2,778)
Net cash from operating activities	**48,217**	44,121

Reconciliation of net movement in cash and cash equivalents to movements in net debt.

	2005 £'000	2004 £'000
Net increase in cash and cash equivalents	**15,081**	5,007
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	**(21,727)**	1,403
Change in net debt arising from cash flows	**(6,646)**	6,410
Amortisation of finance costs of debt	**(137)**	-
Finance leases acquired with subsidiary undertakings	**-**	(19)
Finance leases	**(92)**	-
Translation differences	**(3,327)**	872
Movement in net debt in the year	**(10,202)**	7,263
Net debt at start of year	**(24,075)**	(31,338)
Net debt at end of year	**(34,277)**	(24,075)

24 Notes to the cash flow statement (continued)

Net debt comprised the following:

	2005 £'000	2004 £'000
Cash and cash equivalents	**40,193**	24,060
Bank overdrafts and loans included in current liabilities	**-**	(48,104)
Bank overdrafts and loans included in non-current liabilities	**(74,367)**	-
Obligations under finance leases included in current liabilities	**(36)**	(21)
Obligations under finance leases included in non-current liabilities	**(67)**	(10)
	(34,277)	(24,075)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Cash and cash equivalents at the year end included deposits with banks of £1,047,000 held by a subsidiary that were not freely remittable to the holding Company because of currency restrictions. Steps are being taken to remove these restrictions.

25 Guarantees and other financial commitments

a) Capital commitments

At the end of the year capital commitments were:

	2005 £'000	2004 £'000
Contracted but not provided	**728**	748

b) Lease commitments

At 31 December 2005, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005 £'000	2004 £'000
Within one year	**555**	341
Between two and five years	**2,051**	2,382
After five years	**2,160**	2,680
	4,766	5,403

26 Retirement benefit schemes

Most UK employees of the Group are members of the Ultra Electronics Limited defined benefit scheme which was established on 1 March 1994. The scheme was closed to new members in 2003. A new defined contribution plan has been introduced for other employees and new joiners in the UK. The Group also operates two defined contribution schemes for overseas employees. In addition to these schemes, the Group's Tactical Communications business based in Montreal, Canada has three defined benefit schemes.

Defined contribution schemes

The total cost charged to income in respect of the defined contribution schemes was £1,910,000 (2004: £1,319,000).

Defined benefit schemes

The UK defined benefit scheme was actuarially assessed at 31 December 2005 using the projected unit method. The Canadian defined benefit schemes were actuarially assessed at 31 December 2005 using the projected unit method.

Key financial assumptions used in the valuation of these schemes were as follows:

	UK 2005	Canada 2005	UK 2004	Canada 2004
Discount rate	**4.8%**	**5.1%**	5.5%	5.5%
Inflation rate	**2.5%**	**2.5%**	2.5%	2.5%
Expected rate of salary increases	**3.75%**	**3.75%**	3.75%	3.75%
Future pension increases	**2.25%**	**2.25%**	2.25%	2.25%

26 Retirement benefit schemes (continued)

Amounts recognised in the income statement in respect of these defined benefit schemes are as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Current service cost	(3.9)	(0.2)	(4.1)	(3.8)	(0.2)	(4.0)
Interest on pension scheme liabilities	(6.1)	(0.3)	(6.4)	(5.0)	(0.2)	(5.2)
Expected return on pension scheme assets	5.2	0.2	5.4	4.6	0.2	4.8
	(4.8)	(0.3)	(5.1)	(4.2)	(0.2)	(4.4)

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement schemes is as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value of scheme assets	95.2	4.6	99.8	72.8	3.3	76.1
Present value of scheme liabilities	(139.9)	(6.5)	(146.4)	(111.5)	(4.8)	(116.3)
Scheme deficit	(44.7)	(1.9)	(46.6)	(38.7)	(1.5)	(40.2)
Related deferred tax asset	13.4	0.6	14.0	11.6	0.5	12.1
Net pension liability	(31.3)	(1.3)	(32.6)	(27.1)	(1.0)	(28.1)

Movements in the present value of defined benefit obligations during the year were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Present value of obligation at 1 January	(111.5)	(4.8)	(116.3)	(91.7)	(4.3)	(96.0)
Service cost	(4.0)	(0.1)	(4.1)	(3.8)	(0.2)	(4.0)
Interest cost	(6.1)	(0.3)	(6.4)	(5.0)	(0.2)	(5.2)
Contributions from scheme members	(1.7)	-	(1.7)	(1.7)	-	(1.7)
Actuarial gains and losses	(19.0)	(0.4)	(19.4)	(11.3)	(0.1)	(11.4)
Exchange difference	-	(0.9)	(0.9)	-	-	-
Benefits paid	2.4	-	2.4	2.0	-	2.0
Present value of obligation at 31 December	(139.9)	(6.5)	(146.4)	(111.5)	(4.8)	(116.3)

Movements in the fair value of scheme assets during the year were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value at 1 January	72.8	3.3	76.1	64.0	2.8	66.8
Expected return on scheme assets	5.2	0.2	5.4	4.6	0.2	4.8
Actuarial gains and losses	14.1	-	14.1	0.5	-	0.5
Exchange differences	-	0.6	0.6	-	-	-
Employer contributions	3.9	0.5	4.4	4.0	0.3	4.3
Employee contributions	1.7	-	1.7	1.7	-	1.7
Benefits paid	(2.5)	-	(2.5)	(2.0)	-	(2.0)
Fair value at 31 December	95.2	4.6	99.8	72.8	3.3	76.1

26 Retirement benefit schemes (continued)

The analysis of the scheme assets and the expected rate of return at the balance sheet date were as follows:

	2005	2004
Expected return:		
Equities	**7.5%**	7.5%
Bonds	**4.1%**	4.6%
Other assets	**4.5%**	4.6%
Other policies	**7.5%**	7.5%

Scheme assets were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value:						
Equities	**82.7**	**2.8**	**85.5**	61.7	1.9	63.6
Bonds	**12.0**	**1.8**	**13.8**	9.2	1.4	10.6
Other assets	**0.5**	**-**	**0.5**	0.3	-	0.3
Other policies	**-**	**-**	**-**	1.6	-	1.6
	95.2	**4.6**	**99.8**	72.8	3.3	76.1

The analysis of the actuarial profit/(loss) in the consolidated statement of recognised income and expense were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Actual return less expected return on pension scheme assets	**14.1**	**-**	**14.1**	2.1	-	2.1
Experience (losses)/gains arising on scheme liabilities	**2.3**	**0.2**	**2.5**	(1.6)	-	(1.6)
Changes in assumptions underlying the present value of the scheme liabilities	**(21.3)**	**(0.5)**	**(21.8)**	(11.2)	-	(11.2)
Exchange rate movement	**-**	**(0.1)**	**(0.1)**	-	-	-
	(4.9)	**(0.4)**	**(5.3)**	(10.7)	-	(10.7)

Cumulative actuarial losses, net of deferred tax, recognised in the consolidated statement of recognised income and expense at 31 December 2005 were £11.1 million (2004: £7.5 million).

The five-year history of experience adjustments is as follows:

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Present value of defined benefit obligations	**(146.4)**	(116.3)	(96.1)	(81.2)	(72.9)
Fair value of scheme assets	**99.8**	76.1	66.8	52.0	62.7
Scheme deficit	**(46.6)**	(40.2)	(29.3)	(29.2)	(10.2)
Experience adjustments on scheme liabilities	**2.5**	(1.6)	1.4	1.3	-
Percentage of scheme liabilities	**1.7%**	1.4%	1.5%	1.5%	-
Experience adjustment on scheme assets	**14.1**	2.1	5.4	(17.5)	-
Percentage of scheme assets	**14.2%**	2.5%	8.1%	32.3%	-

The expected amount of contributions expected to be paid to defined benefit schemes during the 2006 financial year is £4,300,000.

There is evidence to suggest that mortality rates are continuing to improve, meaning that people are living longer with the result that pensions will be payable for a longer period. The mortality assumptions used in the valuation of the UK scheme make prudent allowance for future improvements in longevity and are set out below.

	2005	2004	2003
Current pensioners (at 65) - males	**18.4 years**	18.4 years	17.0 years
Current pensioners (at 65) - females	**21.4 years**	21.4 years	20.7 years
Future pensioners (at 65) - males	**19.9 years**	19.9 years	17.0 years
Future pensioners (at 65) - females	**22.8 years**	22.8 years	20.7 years

27 Related party transactions

During the year, the Group made sales of £509,000 (2004: £192,000) to Interpacific Technologies Limited which were made under normal commercial terms. Amounts owed by Interpacific Technologies Limited to the Ultra Group at 31 December 2005 were £111,000 (2004: £56,000). Ultra owns 40% of Interpacific Technologies Limited.

28 Post balance sheet date events

On 12 January 2006, Ultra announced the acquisition of Polyflex Aerospace Ltd., a company based in Cheltenham, UK, for a cash consideration, subject to a net asset adjustment on completion of £4.0 million.

A summary of the Group's principal accounting policies, all of which have been applied consistently throughout the year and preceding year, is set out below:

a) Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRSs are given on pages 85 to 86. The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS regulations.

The consolidated financial information has been prepared under the historical cost convention except for derivatives which are measured at fair value.

b) Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Ultra Electronics Holdings plc ("the Company") and its subsidiaries (together, "the Group").

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal.

d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Sales of goods are normally recognised when goods are delivered and title has passed.

e) Long-term contracts

Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement.

f) Foreign currency (continued)
The trading results and cash flows of overseas undertakings are translated into sterling, which is the functional currency of the Company, using the average rates of exchange during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates ruling at the year-end. Exchange differences arising from the re-translation of the opening balance sheets and results are classified as equity and transferred to the Group's translation reserve.

Goodwill and fair value adjustments on the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities.

g) Government grants
Government grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

h) Retirement benefit costs
The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The actuarial gains and losses are recognised outside the income statement and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested. In accordance with IAS 19 actuarial gains and losses are recognised in full in the statement of recognised income and expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets.

i) Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Any internally generated intangible asset arising from development activities is recognised only if an asset is created that can be identified, it is probable that the asset created will generate future economic benefit and the development cost of the asset can be measured reliably.

Internally generated assets are amortised on a straight-line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

j) Other intangible assets
Costs associated with producing or maintaining computer software programmes for sale are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, that will generate economic benefits exceeding costs beyond one year and that can be measured reliably, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is provided on a straight-line basis over their useful lives.

Patents and trademarks are stated initially at historical cost. Patents and trademarks have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination whose fair value can be reliably measured are separated from goodwill and amortised on a straight line basis over their remaining useful lives.

k) Impairment
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

k) Impairment (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

l) Property, plant and equipment

Property, plant and equipment are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years

Freehold land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

m) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Operating lease rentals are charged to income on a straight-line basis over the term of the relevant lease.

n) Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads incurred in bringing the inventories to their present location and condition) and net realisable value. Provision is made for any obsolete, slow moving or defective items.

o) Cash and cash equivalents

Cash and cash equivalents comprise cash in-hand, call deposits and bank overdrafts, where there is right of set off. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

p) Share-based payments

The Group has applied the requirements of IFRS 2 "Share based payment." In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model.

q) Provisions

Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences. Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

r) Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities.

s) Derivative financial instruments

As permitted by IFRS 1 (paragraph 36a), Ultra has elected to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. As a result, the relevant comparative information for the year ended 31 December 2004 does not reflect the impact of these standards and is accounted for in accordance with UK GAAP.

Ultra uses derivative financial instruments, principally forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. Ultra does not hold or issue derivatives for speculative or trading purposes. Under UK GAAP, such derivative contracts are not recognised as assets and liabilities on the balance sheet and gains or losses arising on them are not recognised until the hedge item is itself recognised in the financial statements.

From 1 January 2005 onwards, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk. Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this income statement volatility. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting will not generally be applied to transactional hedging relationships, such as hedges of forecast or committed transactions. However, hedge accounting will be applied to translational hedging relationships where it is permissible under IAS 39. When hedge accounting is used, the relevant hedging relationships will be classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability will be adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss will be recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent that the hedge is effective, changes in the fair value of the hedging instrument will be recognised directly in equity rather than in the income statement. Any gain or loss relating to the ineffective portion is recognised immediately in the income statement. For cash flow hedges of forecasted future transactions, when the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity will be either recycled to the income statement or, if the hedged items results in a non-financial asset, will be recognised as adjustments to its initial carrying amount.

To the members of Ultra Electronics Holdings plc

We have audited the individual Company financial statements (the "financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2005 which comprise the balance sheet, the related notes 29 to 39 and the statement of accounting policies for the Company. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the individual Company financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the Directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and transactions with the Company is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' Remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's Corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report for the above year and described in the contents section including the unaudited part of the Directors' Remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
27 February 2006

	Note	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	*29*	**43**	33
Investments	*30*	**159,785**	127,048
		159,828	127,081
Current assets			
Debtors: Amounts falling due within one year	*31*	**20,035**	23,901
Debtors: Amounts falling due after more than one year	*31*	**6,978**	5,252
Cash at bank and in hand		**2**	1
		27,015	29,154
Creditors: Amounts falling due within one year	*33*	**(45,953)**	(93,498)
Net current liabilities		**(18,938)**	(64,344)
Total assets less current liabilities		**140,890**	62,737
Creditors: Amounts falling due after more than one year	*34*	**(88,819)**	(12,966)
Net assets		**52,071**	49,771
Capital and reserves			
Called-up share capital	*35*	**3,361**	3,345
Share premium account	*36*	**31,679**	30,306
Profit and loss account	*36*	**19,672**	18,927
Own shares	*37*	**(2,641)**	(2,807)
Equity shareholders' funds		**52,071**	49,771

Signed on behalf of the Board

D. Caster, *Chief Executive*

D. Jeffcoat, *Finance Director*
27 February 2006

The accompanying notes are an integral part of this balance sheet.

29 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 January 2004	237
Additions	26
At 1 January 2005	263
Additions	24
At 31 December 2005	**287**
Accumulated depreciation	
At 1 January 2004	216
Charge	14
At 1 January 2005	230
Charge	14
At 31 December 2005	**244**
Net book value	
At 31 December 2005	**43**
At 31 December 2004	33

Plant and machinery includes IT hardware and software.

30 Investments

a) Principal subsidiary undertakings

The Company owns 100% of the ordinary share capital of the following principal subsidiary undertakings:

Name	Place of registration or incorporation
Ultra Electronics Limited	England and Wales
United Electronic Holdings (USA) LLC	USA
United Electronics Canada Defence Inc	Canada

The principal activity of the subsidiary undertakings is the design, development and manufacture of electronic systems.

b) Investment in subsidiary undertakings

	Total 2005 £'000
Cost	
At 1 January 2005	**127,048**
Foreign exchange differences	**4,684**
Additions	**35,393**
Redemption of long-term loans	**(6,765)**
Disposals	**(575)**
At 31 December 2005	**159,785**
Net book value	
At 31 December 2005	**159,785**
At 31 December 2004	127,048

Disposals relate to a reduction in the share capital of Ultra Electronics Canada Defence Inc.

31 Debtors

	2005 £'000	2004 £'000
Amounts falling due within one year:		
Amounts owed by subsidiary undertakings	**19,560**	23,299
Deferred tax assets	**19**	24
Other debtors	**423**	332
Prepayments and accrued income	**33**	246
	20,035	23,901
Amounts falling due after more than one year:		
Amounts owed by subsidiary undertakings	**6,967**	5,252
Other debtors	**11**	-
	6,978	5,252

32 Deferred tax

Movements in the deferred tax asset were as follows:

	Deferred Tax 2005 £'000	Deferred Tax 2004 £'000
Beginning of year	**24**	18
(Debit)/credit to the profit and loss account	**(5)**	6
	19	24

Deferred tax balances are analysed as follows:

	2005 £'000	2004 £'000
Deferred capital allowances	**6**	7
Other timing differences relating to current assets and liabilities	**13**	17
Deferred tax asset	**19**	24

These balances are shown as follows:

	2005 £'000	2004 £'000
Debtors: Amounts falling due within one year	**19**	24

33 Creditors: Amounts falling due within one year

	2005 £'000	2004 £'000
Bank loans and overdraft	**40,577**	87,204
Amounts owed to subsidiary undertakings	**3,590**	4,099
Other creditors:		
– VAT	**95**	178
– social security and PAYE	**176**	209
– other creditors	**150**	722
Accruals and deferred income	**1,365**	1,086
	45,953	93,498

34 Creditors: Amounts falling due after more than one year

	2005 £'000	2004 £'000
Bank loans	**74,367**	-
Amounts owed to subsidiary undertakings	**14,452**	12,966
	88,819	12,966

The bank loans are unsecured and due for repayment in 5 years. Interest is charged at LIBOR.

Borrowings fall due as analysed below:

	2005 £'000	2004 £'000
Bank loans and overdraft		
In one year or less, or on demand	**40,577**	87,327
In more than one year but less than five years	**74,708**	-
	115,285	87,327
Less: unamortised finance costs of debt	**(341)**	(123)
	114,944	87,204
Less: included in Creditors: Amounts falling due within one year	**(40,577)**	(87,204)
Less: included in Creditors: Amounts falling due after more than one year	**(74,367)**	-
	-	-

35 Called-up share capital

	2005		2004	
	No.	**£'000**	No.	£'000
Authorised:				
5p ordinary shares	**90,000,000**	**4,500**	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	**67,221,085**	**3,361**	66,904,519	3,345

316,566 ordinary shares having a nominal value of £15,828 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received by the Company was £1,388,978.

36 Reserves

	Share premium £'000	Profit and loss account £'000
Beginning of year	30,306	11,288
Prior year adjustment	-	7,639
Disposal of own shares	-	(762)
Share based payments	-	586
Retained profit for the year	-	921
Issue of new shares	1,373	-
End of year	**31,679**	**19,672**

Retained profit for the year is after dividends of £2,433,000.

The adoption of FRS 20 and 21 resulted in a prior year adjustment, the effects of which can be seen in note 39.

37 Own shares

	Long-Term Incentive Plan shares £'000
Cost	
Beginning of year	(2,807)
Additions	(596)
Disposals	762
End of year	**(2,641)**

The Company holds 545,663 own shares (2004: 643,375).

38 Guarantees and other financial commitments

Lease commitments

The minimum rentals for the next 12 months are as follows:

	Plant and machinery 2005 £'000	Plant and machinery 2004 £'000
Operating lease rentals which expire		
– within one year	**12**	20
– between two to five years	**10**	13
	22	33

39 Prior year adjustments

The effects of the implementation of FRS 20 and FRS 21 on the reported results was as follows:

Profit and loss account

	2004 £'000
Decrease in dividend	714
Increase in administrative expenses	(378)
Increase in retained profits	336

Balance sheet

	2004 £'000
Decrease in creditors	6,157
Increase in profit and loss account	7,639
Increase in own shares	(1,482)
	6,157

A summary of the Company's principal accounting policies, which has continued to apply United Kingdom accounting standards, all of which have been applied consistently throughout the year and preceding year in the separate financial information presented for the Company, is set out below:

a) Basis of accounting

The Company accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards. The Company has adopted FRS 20 and 21 during the year which reflect the accounting treatment contained within IFRS 2 share based payments and IAS 10 post balance sheet events.

No profit and loss account is presented for the Company, as permitted by section 230 of the Companies Act 1985. The Company's retained profit for the year is disclosed in note 36.

b) Fixed assets and depreciation

Tangible fixed assets are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Plant and machinery	3 to 20 years
IT hardware and software	3 to 5 years

c) Taxation

UK Corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements. These arise from including gains and losses in tax assessments in different periods from those recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing difference can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

d) Retirement benefit costs

The Company provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

The amount charged to the profit and loss account for defined benefit schemes is the estimated regular cost of providing the benefits accrued in the period adjusted to reflect variations from the cost. The regular cost is calculated so that it represents a substantially level percentage of current and future pensionable payroll.

Any difference between the amount charged to the profit and loss account and contributions paid to the pension scheme is shown as a separately identifiable liability or asset in the balance sheet.

Certain employees and Directors participated in the UK defined benefit scheme operated by Ultra Electronics Limited. Paragraph 9(b) of FRS 17 allows for a defined benefit scheme to be accounted for as a defined contribution scheme where there are multi-employers and one employer is unable to identify its share of the underlying assets and liabilities on a consistent and reasonable basis. The Ultra Electronics Limited defined benefit scheme has been accounted for on this basis. The deficit in the scheme at 31 December 2005 was £44.7m (2004: £38.7m). Further disclosures in relation to this pension scheme are given in note 26 to the financial statements.

e) Investment

Fixed asset investments are shown at cost less provision for impairment.

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions (or, where appropriate, at the rate of exchange in a related forward exchange contract). Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date (or, where appropriate, at the rate of exchange in a related forward exchange contract). Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

g) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease term and their useful lives. The capital element of future lease obligations are recorded as liabilities, whilst the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight line basis over the lease term, even if the payments are not made on such a basis.

h) Share-based payments

The Company has applied the requirements of FRS 20 to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005. The Company issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model, using the assumptions disclosed within the Group accounts in note 22.

By category of shareholder

	Shares held	
	Number '000	% share capital
Unit trusts	27,104	40
Pension funds	14,358	21
Insurance companies	6,428	10
Private investors	3,234	5
Investment trusts and other funds	2,324	3
Charities	463	1
Other	13,310	20
	67,221	100

By size of holding

	Holders		Shares held	
	Number	% of holders	Number '000	% share capital
1-100	92	6	5	-
101-500	479	34	128	-
501-1,000	269	19	203	-
1,001-5,000	279	20	550	1
5,001-10,000	40	3	296	1
10,001-50,000	99	7	2,326	4
50,001-100,000	41	3	2,986	4
100,001 and over	117	8	60,727	90
	1,416	100	67,221	100

Financial calendar

18 April 2006	Record date for 2005 final dividend
27 April 2006	Annual General Meeting
5 May 2006	2005 final dividend paid
31 July 2006	Interim results announced
September 2006	2006 interim dividend paid

	UK GAAP			IFRS	
	2001 £m	Restated 2002 £m	Restated 2003 £m	2004 £m	**2005 £m**
Revenue					
Aircraft & Vehicle Systems	78.4	76.4	79.9	76.6	**84.4**
Information & Power Systems	74.4	82.9	95.5	113.7	**117.3**
Tactical & Sonar Systems	86.7	101.1	109.0	120.4	**140.7**
Total revenue	239.5	260.4	284.4	310.7	**342.4**
Profit from operations[1]					
Aircraft & Vehicle Systems	13.0	12.5	13.9	14.9	**15.9**
Information & Power Systems	7.6	11.0	11.0	15.0	**18.1**
Tactical & Sonar Systems	11.1	10.0	12.6	13.4	**17.1**
Total profit from operations	31.7	33.5	37.5	43.3	**51.1**
Margin[1]	13.2%	12.8%	13.2%	13.9%	**14.9%**
Profit before tax	27.1	29.9	34.4	40.1	**40.7**
Profit after tax	16.3	17.9	20.4	29.2	**29.4**
Operating cash flow[2]	35.2	38.7	48.3	46.9	**53.8**
Free cash flow before dividends, acquisitions and financing[3]	21.8	28.0	35.7	36.0	**38.1**
Net debt at year-end[4]	(40.6)	(39.3)	(30.3)	(24.1)	**(34.3)**
Headline earnings per share (p)[5]	30.5	33.2	38.2	43.7	**50.7**
Dividends per share (p)	10.4	11.2	12.3	12.8	**14.4**
Average employee numbers	2,376	2,395	2,505	2,678	**2,880**

[1] Before amortisation of goodwill and amortisation of intangibles arising on acquisition.

[2] Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.

[3] Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities.

[4] Bank overdrafts and loans less cash and cash equivalents.

[5] Before goodwill amortisation, amortisation of intangibles arising on acquisition and loss on derivative financial instruments.

This is the first year that the Group has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRSs was therefore 1 January 2004.

Reconciliation of equity

	1 January 2004			31 December 2004		
	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non current assets						
Intangible assets	90,847	1,214	92,061	107,281	7,562	114,843
Property, plant and equipment	19,170	-	19,170	20,213	-	20,213
Deferred tax assets	1,224	8,665	9,889	1,768	12,232	14,000
	111,241	**9,879**	**121,120**	**129,262**	**19,794**	**149,056**
Current assets						
Inventories	15,006	(197)	14,809	23,112	(555)	22,557
Trade and other receivables	64,895	(1,002)	63,893	68,758	(406)	68,352
Cash and cash equivalents	19,047	(1,003)	18,044	24,975	(915)	24,060
	98,948	**(2,202)**	**96,746**	**116,845**	**(1,876)**	**114,969**
Total assets	**210,189**	**7,677**	**217,866**	**246,107**	**17,918**	**264,025**
Current liabilities						
Trade and other payables	(82,492)	6,550	(75,942)	(96,403)	6,305	(90,098)
Tax liabilities	(5,019)	-	(5,019)	(8,030)	-	(8,030)
Obligations under finance leases	(5)	-	(5)	(21)	-	(21)
Bank overdrafts and loans	-	-	-	(48,104)	-	(48,104)
Short-term provisions	(3,881)	-	(3,881)	(3,164)	-	(3,164)
	(91,397)	**6,550**	**(84,847)**	**(155,722)**	**6,305**	**(149,417)**
Non-current liabilities						
Retirement benefit obligations	(809)	(28,439)	(29,248)	-	(40,219)	(40,219)
Other payables	-	-	-	(1,784)	669	(1,115)
Deferred tax liabilities	(102)	(120)	(222)	-	(1,406)	(1,406)
Obligations under finance leases	(7)	-	(7)	(10)	-	(10)
Bank overdrafts and loans	(49,370)	-	(49,370)	-	-	-
Long-term provisions	(3,830)	-	(3,830)	(7,472)	-	(7,472)
	(54,118)	**(28,559)**	**(82,677)**	**(9,266)**	**(40,956)**	**(50,222)**
Total liabilities	**(145,515)**	**(22,009)**	**(167,524)**	**(164,988)**	**(34,651)**	**(199,639)**
Net assets	**64,674**	**(14,332)**	**50,342**	**81,119**	**(16,733)**	**64,386**
Equity						
Share capital	3,318	-	3,318	3,345	-	3,345
Share premium account	28,096	-	28,096	30,306	-	30,306
Own shares	(1,106)	(1,387)	(2,493)	(1,325)	(1,482)	(2,807)
Hedging and translation reserve	-	-	-	-	(1,098)	(1,098)
Retained earnings	34,366	(12,945)	21,421	48,793	(14,153)	34,640
Total equity attributable to equity holders and the parent	**64,674**	**(14,332)**	**50,342**	**81,119**	**(16,733)**	**64,386**

The most significant adjustments to equity are the result of:

- inclusion of the pension deficit (net of deferred tax) on the balance sheet in accordance with IAS 19;
- reversal of goodwill amortisation charged post 1 January 2004 in accordance with the transitional provisions of IFRS 3;
- capitalisation and amortisation of development expenditure in accordance with IAS 38;
- revaluation of foreign exchange balances at actual rates in accordance with IAS 21, and
- accounting for dividends when approved in accordance with IAS 10.

Reconciliation of profit

	Year ended 31 December 2004		
	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Revenue	319,669	(8,927)	310,742
Cost of sales	(235,017)	5,390	(229,627)
Gross profit	**84,652**	**(3,537)**	**81,115**
Other operating income	-	3,828	3,828
Distribution costs	(824)	47	(777)
Administrative expenses	(46,985)	6,386	(40,599)
Other operating expenses	(273)	-	(273)
Profit from operations	**36,570**	**6,724**	**43,294**
Investment revenue	157	-	157
Finance costs	(2,942)	(420)	(3,362)
Profit before tax	**33,785**	**6,304**	**40,089**
Tax	(10,308)	(630)	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent	**23,477**	**5,674**	**29,151**

The most significant adjustments to equity are the result of:

- reversal of goodwill amortisation charged post 1 January 2004 in accordance with the transitional provisions of IFRS 3;
- capitalisation and amortisation of development expenditure in accordance with IAS 38, and
- revaluation of foreign exchange transactions and balances at actual rates in accordance with IAS 21.

Cash flow statement

There were no material differences to the amounts recognised in the cash flow statement on transition to IFRS.

Tactical & Sonar Systems

Audiopack
4933 Neo Parkway
Garfield Heights
Ohio
OH 44128-3103
USA
Tel: +1 216 332 7040
Fax: +1 216 332 7046

DNE Technologies
50 Barnes Park North
Wallingford
Connecticut 06492-5912
USA
Tel: +1 203 265 7151
Fax: +1 203 265 9101

Flightline Systems
7625 Omnitech Place
Victor
New York 14564-9795
USA
Tel: +1 585 924 4000
Fax: +1 585 924 5732

Maritime Systems
40 Atlantic Street
Dartmouth
Nova Scotia B2Y4N2
Canada
Tel: +1 902 466 7491
Fax: +1 902 463 6098

Sonar & Communication Systems
419 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4567
Fax: +44 (0) 20 8813 4568

Tactical Communication Systems
600 Dr Frederik Philips Boulevard
Ville Saint-Laurent
Quebec H4M2S9
Canada
Tel: +1 514 855 6363
Fax: +1 514 855 6353

Ocean Systems
115 Bay State Drive
Braintree
Massachusetts 02184-5203
USA
Tel: +1 781 848 3400
Fax: +1 781 843 2153

UnderSea Sensor Systems Inc.
4578 East Park 30 Drive
Columbia City
Indiana 46725-8869
USA
Tel: +1 260 248 3500
Fax: +1 260 248 3510

Aircraft & Vehicle Systems

Controls
417 Bridport Road
Greenford
Middlesex UB6 8UE
England
Tel: +44 (0) 20 8813 4444
Fax: +44 (0) 20 8813 4351

Datel
1 Chain Caul Way
Ashton-on-Ribble
Preston
Lancashire PR2 2YL
England
Tel: +44 (0) 1772 325200
Fax: +44 (0) 1772 325201

Electrics
Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England
Tel: +44 (0) 1242 221166
Fax: +44 (0) 1242 221167

Measurement Systems Inc.
777 Commerce Drive
Fairfield
Connecticut 06432
USA
Tel: +1 203 336 4590
Fax: +1 203 336 5945

(from March 2006:
50 Barnes Park North
Suite 102
Wallingford
Connecticut 06492
USA
Tel: +1 203 949 3500
Fax: +1 203 949 3598)

Precision Air Systems
Anson Business Park
Cheltenham Road East
Gloucester GL2 9QN
England
Tel: +44 (0) 1452 714382
Fax: +44 (0) 1452 715252

Information & Power Systems

Advanced Tactical Systems
3300 Duval Road, Suite 200
Austin
Texas 78759
USA
Tel: +1 512 327 6795
Fax: +1 512 327 8043

Airport Systems
The Oaks
Crewe Road
Wythenshawe
Manchester M23 9SS
England
Tel: +44 (0) 161 946 3600
Fax: +44 (0) 161 946 3601

Command & Control Systems
Knaves Beech Business Centre
Loudwater
High Wycombe
Buckinghamshire HP10 9UT
England
Tel: +44 (0) 1628 530000
Fax: +44 (0) 1628 524557

EMS
95 Horseblock Road
PO Box 640
Yaphank
New York 11980
USA
Tel: +1 631 345 6200
Fax: +1 631 345 6216

Manufacturing & Card Systems
Waverley House
Hampshire Road
Granby Estate
Weymouth
Dorset DT4 9XD
England
Tel: +44 (0) 1305 784738
Fax: +44 (0) 1305 777904

PMES
Armitage Road
Rugeley
Staffordshire WS15 1DR
England
Tel: +44 (0) 1889 503300
Fax: +44 (0) 1889 572929

SML Technologies
316 Botley Road
Burridge
Southampton
Hampshire SO31 1BQ
England
Tel: +44 (0) 1489 557373
Fax: +44 (0) 1489 557374

PHOTOGRAPHY
Main Board: Molyneux Associates
Platforms/end applications courtesy of: Airbus, BAA, BAE Systems, Boeing, Bombardier Aerospace, US DoD.

Ultra
ELECTRONICS

Registered Office:
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322
www.ultra-electronics.com
information@ultra-electronics.com